UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: August 25, 2005
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (920) 433-4901	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Acronyms Used in this Report on Form 8-K

ATC	American Transmission Company LLC
DOE	United States Department of Energy
EPA	United States Environmental Protection Agency
ESI	WPS Energy Services, Inc.
ESOP	Employee Stock Ownership Plan
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
MPSC	Michigan Public Service Commission
PDI	WPS Power Development, LLC
PSCW	Public Service Commission of Wisconsin
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards
UPPCO	Upper Peninsula Power Company
WDNR	Wisconsin Department of Natural Resources
WPSC	Wisconsin Public Service Corporation

Item 8.01.   Other Events.

On May 23, 2005, PDI (an indirect, wholly owned subsidiary of WPS Resources Corporation) sold the allocated emission allowances associated with its Sunbury generation plant, located in Shamokin Dam, Pennsylvania, for approximately $110 million. PDI had previously marketed for sale the Sunbury plant and all related emission allowances. After considering a number of strategic options, PDI decided to sell the emission allowances separately and retain the Sunbury plant at this time.

The Sunbury plant and related assets were classified as assets held for sale as a combined asset disposal group for all periods reported in the WPS Resources' consolidated financial statements set forth in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. The results of operations and related cash flows related to Sunbury were presented as discontinued operations for these periods. Because PDI is no longer committed to the sale of the Sunbury plant as its only option, generally accepted accounting principles require, for all periods presented, that:

> 1) the plant and related long-lived assets be reclassified as held and used; and
>
> 2) Sunbury's results of operations and cash flows be reclassified as continuing operations.

The Sunbury plant and related assets were reclassified as held and used and measured individually at the lower of their carrying value before they were classified as assets held for sale (adjusted for any depreciation expense that would have been recognized had the Sunbury plant been continuously classified as held and used) or fair value at the date the held for sale criteria were no longer met.

Based on the foregoing, WPS Resources is filing this Current Report on Form 8-K to revise certain financial statements and related disclosures related to Sunbury for all periods presented in its 2004 Form 10-K and its Form 10-Q for the quarterly period ended March 31, 2005. These revised financial statements and related disclosures are set forth in the attached exhibits to this Form 8-K. These exhibits contain selected information identical to corresponding information contained in the 2004 Annual Report on Form 10-K and the March 31, 2005 Quarterly Report on Form 10-Q, except that the information contained in the exhibits has been updated, in compliance with generally accepted accounting principles, to the extent necessary to reclassify:

> 1) Sunbury and related assets and liabilities, as held and used, and
>
> 2) Sunbury results of operations and related cash flows as continuing operations.

Certain other reclassifications have also been made. The reclassifications relate to certain risk management assets and liabilities, which are discussed in Note 3, Risk Management Activities, in Exhibits 99.4 and 99.6.

There have been no other events subsequent to December 31, 2004 that would require the financial statements as of December 31, 2004 or March 31, 2005 to be updated. Reported net income was not impacted by any of these reclassifications.

Forward-Looking Statements

Except for historical data and statements of current fact, the information contained or incorporated by reference in this document constitutes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Any references to plans, goals, beliefs or expectations in respect to future events and conditions or to estimates are forward-looking statements. Although we believe that statements of our expectations are based on reasonable assumptions, forward-looking statements are inherently uncertain and subject to risks and should be viewed with caution. Actual results or experience could differ materially from the forward-looking statements as a result of many factors.

In addition to statements regarding trends or estimates in Management's Discussion and Analysis of Financial Condition and Results of Operations, forward-looking statements included or incorporated in this report include, but are not limited to, statements regarding future:

- Revenues or expenses,

- Capital expenditure projections, and

- Financing sources.

Forward-looking statements involve a number of risks and uncertainties. There are many factors that could cause actual results to differ materially from those expressed or implied in this report. Some of those factors include:

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions regarding WPSC and UPPCO;

- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, changes in environmental, tax and other laws and regulations to which WPS Resources and its subsidiaries are subject, as well as changes in application of existing laws and regulations;

- Current and future litigation, regulatory investigations, proceedings or inquiries, including manufactured gas plant site cleanup and pending EPA investigations of WPSC generation facilities;

- Resolution of audits by the Internal Revenue Service and various state revenue agencies;

- The effects, extent and timing of additional competition in the markets in which WPS Resources' subsidiaries operate;

- The impact of fluctuations in commodity prices, interest rates and customer demand;

- Available sources and costs of fuels and purchased power;

- Ability to control costs (including costs of decommissioning generation facilities);

- Investment performance of employee benefit plans;

- Advances in technology;

- Effects of and changes in political, legal and economic conditions and developments in the United States;

- The performance of projects undertaken by nonregulated businesses and the success of efforts to invest in and develop new opportunities;

- Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed (such as construction of the Weston 4 generation plant and construction of the Wausau, Wisconsin to Duluth, Minnesota transmission line);

- The direct or indirect effect resulting from terrorist incidents or responses to such incidents;

- Financial market conditions and the results of financing efforts, including credit ratings and risks associated with commodity prices, interest rates and counter-party credit;

- Weather and other natural phenomena; and

- The effect of accounting pronouncements issued periodically by standard-setting bodies.

Except to the extent required by the federal securities laws, WPS Resources and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

Item 9.01   **Financial Statements and Exhibits.**

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   <u>Exhibits</u>. The following exhibits are being filed herewith:

        23.0   Consent of Independent Registered Public Accounting Firm

        99.1   Portion of 2004 Form 10-K's Item 1. Business. (WPS Resources' information only)

        99.2   Portion of 2004 Form 10-K's Item 6. Selected Financial Data. (WPS Resources' information only)

        99.3   2004 Form 10-K's Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation. (WPS Resources' information only)

        99.4   2004 Form 10-K's Item 8. Financial Statements and Supplementary Data and Report of Independent Registered Public Accounting Firm. (WPS Resources' information only)

     99.4(a)   Schedule I - Condensed Parent Company Financial Statements WPS Resources Corporation (Parent Company Only)

                    Schedule II - WPS Resources Corporation Valuation and Qualifying Accounts

        99.5   2004 Form 10-K's Exhibit 12.1 WPS Resources Ratio of Earnings to Fixed Charges

        99.6   Portion of First Quarter 2005 Form 10-Q's Item 1. Financial Statements and Condensed Notes to Financial Statements. (WPS Resources' information only)

        99.7   First Quarter 2005 Form 10-Q's Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation. (WPS Resources' information only)

        99.8   First Quarter 2005 Form 10-Q's Exhibit 12.1 WPS Resources Ratio of Earnings to Fixed Charges

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: August 25, 2005

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated August 25, 2005

Exhibit
Number

23.0	Consent of Independent Registered Public Accounting Firm
99.1	Portion of 2004 Form 10-K's Item 1. Business. (WPS Resources' information only)
99.2	Portion of 2004 Form 10-K's Item 6. Selected Financial Data. (WPS Resources' information only)
99.3	2004 Form 10-K's Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation. (WPS Resources' information only)
99.4	2004 Form 10-K's Item 8. Financial Statements and Supplementary Data and Report of Independent Registered Public Accounting Firm. (WPS Resources' information only)
99.4(a)	Schedule I - Condensed Parent Company Financial Statements WPS Resources Corporation (Parent Company Only)
	Schedule II - WPS Resources Corporation Valuation and Qualifying Accounts
99.5	2004 Form 10-K's Exhibit 12.1 WPS Resources Ratio of Earnings to Fixed Charges
99.6	Portion of First Quarter 2005 Form 10-Q's Item 1. Financial Statements and Condensed Notes to Financial Statements. (WPS Resources' information only)
99.7	First Quarter 2005 Form 10-Q's Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation. (WPS Resources' information only)
99.8	First Quarter 2005 Form 10-Q's Exhibit 12.1 WPS Resources Ratio of Earnings to Fixed Charges

Exhibit 23.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-56918, 333-121971, and 333-124446 on Form S-3, and 333-71992, 333-63101, 333-71990, 333-81134 and 333-93193 on Form S-8 of our report relating to the consolidated financial statements and financial statement schedules of WPS Resources Corporation and subsidiaries dated March 9, 2005 (August 24, 2005 as to the effects of the reclassifications described in Note 4 to the consolidated financial statements) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting principles) appearing in this Current Report on Form 8-K under the Securities Exchange Act of 1934 of WPS Resources Corporation dated August 24, 2005.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
August 24, 2005

Exhibit 99.1

See Item 8.01 of the accompanying Current Report on Form 8-K for a detailed discussion of the facts surrounding, rationale for and other matters involving the following disclosure.

The following information replaces portions of Section A. (General), Section D. (Nonregulated Energy Services), and Section E. (Nonregulated Electric Generation) of Item 1 (Business) previously filed in the Annual Report on Form 10-K for the year ended December 31, 2004 of WPS Resources. All other sections of Item 1 are unchanged.

PART I

ITEM 1.   BUSINESS

A. GENERAL

For purposes of this Annual Report on Form 10-K, unless the context otherwise indicates, when we refer to "us," "we," "our" or "ours," we are describing WPS Resources.

WPS Resources Corporation

WPS Resources is domiciled in the United States and was incorporated in Wisconsin in 1993. WPS Resources is a holding company for regulated utility and nonregulated business units and is exempt from the Public Utility Holding Company Act of 1935. Approximate percentages of revenues and net income for the year ended 2004 and assets as of December 31, 2004 of WPS Resources and its principal operating subsidiaries are:

	Percent of Revenues *	Percent of Net Income *	Percent of Assets *
Wisconsin Public Service Corporation	25%	75%	62%
Upper Peninsula Power Company	2%	3%	4%
WPS Energy Services, Inc.	72%	26%	24%
WPS Power Development, Inc.	3%	4%	9%
WPS Resources Corporation	0%	(8%)	7%

* The percentages above may not total 100% due to intercompany transactions. Intercompany transactions largely consist of energy sales and purchases between subsidiaries and related intercompany receivables and payables.

For the last three years, the majority of WPS Resources' revenues were earned within the United States and the majority of long-lived assets were located within the United States.

	2004	2003	2002
Domestic Revenues (millions)	$3,823.8	$3,830.8	$1,494.6
Foreign Revenues (millions)	1,127.0	571.7	53.7
Total Revenues (millions)	$4,950.8	$4,402.5	$1,548.3
Domestic Long-lived Assets (millions)	$2,906.6	$2,700.3	
Foreign Long-lived Assets (millions)	22.9	24.1	
Total Long-lived Assets (millions)	$2,929.5	$2,724.4	

Wisconsin Public Service Corporation

WPSC, a Wisconsin corporation, is domiciled in the United States and began operations in 1883. WPSC is a regulated electric and natural gas utility serving an 11,000 square mile service territory in northeastern Wisconsin and an adjacent portion of the Upper Peninsula of Michigan. It is also a holding company that is exempt from the Public Utility Holding Company Act of 1935. In 2004, WPSC served 421,159 retail electric customers and 305,648 natural gas retail customers. Wholesale electric service is provided to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities and municipal joint action agencies. For the last three years, all WPSC revenues were earned within the United States and all assets were located within the United States. Total revenues consisted of 87% retail sales and 13% wholesale sales. For more information regarding revenues, net income and total assets for regulated electric operations, see Notes to Consolidated Financial Statements - Segments of Business.

In December 2004, WPSC continued its efforts to sell its share of the Kewaunee nuclear power plant to Dominion Energy Kewaunee Inc. for approximately $130 million. WPSC continues to work with the PSCW to obtain regulatory approval of the sale. In 2004, WPSC disposed of approximately 5,634 acres of land along the Peshtigo River through sale and donation to the WDNR and at public auction. For more information regarding these sales, see Management's Discussion and Analysis of Financial Condition and Results of Operation.

Upper Peninsula Power Company

UPPCO, a Michigan corporation, is domiciled in the United States and began operations in 1884. UPPCO is a regulated electric utility serving a 4,500 square mile area of Michigan's Upper Peninsula. At December 31, 2004, UPPCO provided retail electric service to 51,905 customers and wholesale electric service to 36 customers. Total revenues consisted of 83% retail sales and 17% wholesale sales. For information regarding revenues, net income and total assets for regulated electric operations, see Notes to Consolidated Financial Statements - Segments of Business.

WPS Investments, LLC

WPS Investments, LLC is a nonutility company domiciled in the United States and was organized in 2000 under the laws of the State of Wisconsin. On December 31, 2004, WPS Investments was owned 36.36% by WPSC, 10% by UPPCO, and 53.64% by WPS Resources. The principal business of WPS Investments is to hold the investment of WPS Resources and its subsidiaries in ATC and Guardian Pipeline, LLC. At December 31, 2004, WPS Investments owned approximately a 22.64% interest in ATC and a 33.33% interest in Guardian Pipeline, LLC.

WPS Resources Capital Corporation

WPS Resources Capital Corporation, a Wisconsin corporation, is domiciled in the United States and was created in 1999 as an intermediate holding company for the nonregulated subsidiaries of WPS Resources. At the end of 2004, WPS Resources Capital Corporation had total assets of $1.5 billion, consisting of its investments in ESI and PDI.

WPS Energy Services, Inc.

ESI, a Wisconsin corporation, is domiciled in the United States and was established in 1994. ESI is a nonregulated subsidiary of WPS Resources Capital Corporation. ESI offers nonregulated natural gas, electric and alternate fuel supplies, as well as energy management and consulting services, to retail and wholesale customers primarily in the northeastern quadrant of the United States and eastern portions of Canada. Although ESI has a widening array of products and services, revenues are primarily derived through sales of electricity and natural gas. ESI had revenues of $3.6 billion, including intercompany revenues, in 2004 and assets of $1.1 billion at December 31, 2004. For information regarding revenues, net income and total assets, see Notes to Consolidated Financial Statements - Segments of Business.

WPS Power Development, Inc.

PDI, a Wisconsin corporation, is domiciled in the United States and was established in 1995. PDI is a nonregulated subsidiary of WPS Resources Capital Corporation that owns and operates generation facilities in the United States and Canada primarily selling energy and capacity to ESI. Energy-related services provided by PDI include engineering and management services and operations and maintenance services. PDI currently owns, through its subsidiaries, electric generation facilities in Wisconsin, Maine, Pennsylvania and New York in the United States and New Brunswick in Canada, a 23.3% interest in a synthetic fuel processing facility located in Kentucky, and steam production facilities located in Arkansas and Oregon. PDI had revenues of $131.0 million, including intercompany revenues, in 2004, and assets of $380.5 million at December 31, 2004. For information regarding revenues, net income and total assets see Notes to Consolidated Financial Statements - Segments of Business.

D. NONREGULATED ENERGY SERVICES

WPS Resources' nonregulated energy services operations are provided through ESI. ESI is a diversified, energy supply and services company with principal operations in the northeastern quadrant of the United States, eastern portions of Canada and a natural gas supply presence in Alberta, Canada. ESI operates in the retail and wholesale nonregulated energy marketplace. In addition, ESI's three subsidiaries (Advantage Energy, Quest Energy and WPS Energy Services of Canada) market energy products in the retail market. Its emphasis is on serving commercial, industrial and wholesale customers, as well as "aggregated" small commercial and residential customers and standard offer service. Aggregated customers are associations or groups of customers which have joined together to negotiate purchases of electric or natural gas energy as a larger group. These associations and groups, in turn, may consist of individuals, municipalities or other types of natural gas or electric aggregation customers. Standard offer electric service is provided in areas where the energy market has been deregulated. In these markets, customers are allowed to choose their own supplier of electric energy. If they do not chose a specific supplier, their energy needs will be supplied by a standard offer provider. Generally, the public utility commission of the state selects the standard offer service provider. ESI serves as a standard offer service provider in the northern part of the state of Maine.

ESI provides individualized energy supply options and strategies that allow customers to manage energy needs while capitalizing on opportunities resulting from deregulation. ESI provides natural gas, electric and alternate fuel products, real-time energy management services and energy utilization consulting.

Energy revenues, volumes and assets are as follows:

	2004	2003	2002
Electric Revenues (millions)			
United States	**$520**	$383	$115
Canada	**-**	-	-
Total	**$520**	$383	$115
Gas Revenues (millions) *			
United States	**$1,913**	$2,131	$194
Canada	**1,122**	566	51
Total	**$3,035**	$2,697	$245
Electric Volumes (million megawatt hours)			
United States	**10**	9	7
Canada	**-**	-	-
Total	**10**	9	7
Gas Volumes (billion cubic feet)			
United States	**322**	371	353
Canada	**191**	122	17
Total	**513**	493	370
Assets (millions)			
United States	**$ 685**	$ 727	$656
Canada	**402**	436	221
Total	**$1,087**	$1,163	$877

* Gas revenues increased approximately $997 million in 2003 due to a change in accounting in how revenues are reported. For more information, see Notes to WPS Resources Consolidated Financial Statements - Summary of Significant Accounting Policies - Cumulative Effect of Change in Accounting Principle. Gas revenues also increased approximately $500 million in 2003, as a result of the acquisition of a retail natural gas business in Canada.

ESI's policy is to secure supply for sales commitments through purchase contracts with entities that have been determined to be creditworthy pursuant to the credit policies of ESI. The price risk between supply and sales commitments is managed in compliance with our risk policy through transaction specific supply commitments or through management of the overall portfolio. This policy provides more stable results and reduces ESI's exposure to market price fluctuations.

For more information on the trading and risk management activities of ESI see Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operation Introduction, WPS Resources - WPS Energy Services and Market Price Risk Management Activities - WPS Resources.

Facilities

ESI has an 81.5% interest in a 3 billion cubic foot natural gas storage field in Kimball, Michigan. The storage field allows for additional flexibility in supplying retail and wholesale customers, sale of storage services to the market and potential power peaking services.

Licenses

ESI is a FERC licensed marketer. ESI and its subsidiaries are registered to sell retail electric service in Maine, Massachusetts, Michigan, New York, Ohio, and Pennsylvania in the United States and the province of Ontario in Canada. ESI is registered to sell natural gas in Michigan, Ohio and New Brunswick Canada. ESI also sells natural gas in Wisconsin where no license is required. ESI's subsidiary, WPS Energy Services of Canada, is registered in the Canadian provinces of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan. ESI is also a member of the following regional transmission operators and North American Electric Reliability Council reliability regions:

- Independent Electricity Market Operator (located in Ontario),

- ISO New England,

- Mid-America Interconnected Network,

- Mid-Continent Area Power Pool,

- Midwest Independent System Operator,

- Northern Maine Independent System Administrator,

- New York Independent System Operator and

- PJM Interconnection.

Other Matters

Customer Segmentation

Although ESI is not dependent on any one customer, a significant percentage of its retail sales volume is derived from the paper and allied products and food and kindred products industries. ESI's concentration of sales in any single market sector is decreasing as it expands into the northeast United States retail electric and eastern Canada retail natural gas markets.

Seasonality

ESI believes that its business, in the aggregate, is not seasonal, even though certain products sell more heavily in some seasons than in others. Sales of natural gas generally peak in the winter months, while sales of electric energy generally peak in the summer months.   ESI's business is volatile as a result of market conditions and the related market opportunities available to its customers. In 2004, 50.4% of ESI gross margin came from natural gas operations, 47.6% from electric operations and 2.0% from other operations.

Competition

ESI is a nonregulated energy marketer that competes against regulated utilities, large energy trading companies and other energy marketers. ESI competes with other energy providers on the basis of price, reliability, service, financial strength, consumer convenience, performance and reputation. Although the nonregulated energy market has seen a decrease in the number of large energy providers, there continues to be consolidation of small energy marketers. The liquidity in the nonregulated energy market continues to improve with the increase of well-capitalized wholesale market participants.   Although this increases competition, it also allows ESI to operate more efficiently.

The status of nonregulated energy markets also impacts the competitiveness of ESI. Legislation proposed in Michigan in 2004 that would have substantially harmed the electric choice market and returned Michigan to a model of a regulated supply monopoly was proposed but not passed. In addition, legislation has been introduced in Ohio to change the nonregulated energy market. If passed, this could affect the ability of ESI to compete in the Ohio retail electric market. For more information on the legislative activity in Michigan and Ohio and its impact on ESI, see the discussion on Industry Restructuring in Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operation.

Working Capital

Currently, capital requirements of ESI are provided by its parent company, WPS Resources. The working capital needs of ESI vary significantly over time due to volatility in commodity prices, the structure of wholesale transactions, the price of natural gas and the other energy opportunities available to its customers. WPS Resources provides guarantees for ESI's supply contracts. These guarantees provide the financial strength needed to participate in the nonregulated energy market.

See Management's Discussion and Analysis of Financial Condition and Results of Operation for additional information regarding working capital needs of nonregulated operations.

E. NONREGULATED ELECTRIC GENERATION

WPS Resources' nonregulated electric generation operations are provided through PDI. PDI owns and operates nonregulated electric generation facilities in the northeastern quadrant of the United States and adjacent portions of Canada. PDI also operates cogeneration facilities and generation from renewable resources.

PDI 's revenues, volumes and assets are as follows:

	2004	2003	2002
Electric Revenues (millions)			
United States *	**$129.6**	$163.2	$145.3
Canada	**1.4**	1.0	0.7
Total	**$131.0**	$164.2	$146.0
Electric Volumes (million megawatt hours)			
United States	**2.2**	2.4	2.4
Canada	**0.1**	0.1	0.1
Total	**2.3**	2.5	2.5
Plant Assets (millions)			
United States	**$229.1**	$239.4	$246.6
Canada	**26.2**	23.6	24.8
Total	**$255.3**	$263.0	$271.4

In 2004, PDI entered into tolling agreements with ESI to market electric production from its facilities and to manage natural gas costs for its gas-fired generation facilities. PDI continues to manage costs of fuel for its coal-fired facilities. The tolling agreements allow ESI to operate PDI facilities at its discretion, when market conditions and fuel costs are advantageous. In 2003, ESI began to manage the market risk associated with sales related to the production from PDI's facilities. These agreements allow PDI to focus on the operation of the generation facilities and ESI to focus on the management of the market risk associated with energy production from these plants.

By including the tolling agreements in ESI's electric portfolio, PDI is able to match generation capabilities with customer demand. The improved economic dispatch of PDI's facilities resulted in $2.3 million of margin in excess of tolling fees paid to PDI and reduced the overall risk to the organization by more than 40 percent, as measured by Value-at-Risk (see Item 7A, Quantitative and Qualitative Disclosures About Market Risk, for more information about value-at-risk).

Facilities

In 2003, PDI entered into a definitive agreement to sell its Sunbury generation facility to a subsidiary of Duquesne Light Holdings for approximately $120 million, subject to certain working capital adjustments and regulatory approval. On September 30, 2004, PDI received a letter of termination from Duquesne related to this sale. As a result of the termination of the sale, PDI entered into a settlement agreement with Duquesne on December 30, 2004. Under a provision of the settlement agreement, PDI retained a $4.4 million escrow deposit associated with the initial sales agreement. For an update on the sale of Sunbury, see Note 4, "Assets Held for Sale," to WPS Resources Notes to Consolidated Financial Statements."

For information regarding facilities of PDI, see Item 2, Properties, in this Annual Report on Form 10-K.

Fuel Supply

Fuel requirements for PDI owned plants (excluding gas-fired plants) are estimated at 1.5 million tons annually. Fuel for these facilities includes coal, fluid coke, tire-derived fuel and wood. Of this amount, approximately 99% will be met through the burning of coal products, including bituminous coal, culm, silt and fluid coke (a petroleum product). In 2004, PDI purchased all of its fuel supplies through the spot market and short-term contracts. In 2005, PDI expects to supply approximately 50% of its annual fuel needs through short-term fuel contracts. The remaining 50% of fuel requirements will be purchased through the spot market. At December 31, 2004, PDI had an estimated six-year reserve of coal silt for its Westwood facility.

As part of tolling agreements with ESI, all natural gas supply for the natural gas-fired facilities will be supplied by ESI.

In 2004, 46% of annual coal transportation for Sunbury was supplied by Norfolk Southern Railroad. The remaining coal transportation is contracted through short-term agreements with a variety of transportation providers.

Licenses

All the FERC hydroelectric facility licenses held by PDI or its subsidiaries are current. The 33-megawatt hydroelectric facility owned in New Brunswick, Canada, is not subject to licensing.

Other Matters

Customer Segmentation

As a participant in the nonregulated electric generation market, PDI sells its production in the wholesale market either through outtake contracts or to ESI under tolling agreements. In 2004, 336 megawatts (36%) of sales were from outtake contracts. Included in the 336 megawatts related to outtake contracts are 200 megawatts from the outtake contract related to the Sunbury plant.

PDI is not dependent on any one industry, customer or group of customers for a significant portion of its revenues.

Seasonality

Although identifiable price peaks do not occur at any certain time of the year, PDI believes the nonregulated energy market is subject to seasonal impacts. Generally in the summer months, the demand for electric energy is high, which increases the price at which energy can be sold. In periods of high residential fuel consumption, (generally the winter months) the purchase price of oil and natural gas increases, which increases the production costs at PDI 's gas- and oil-fired facilities.

Competition

PDI competes for sales of electric production with both regulated and nonregulated energy producers.

PDI operates in the wholesale markets of the following regional transmission areas:

- ISO New England,

- Midwest Independent System Operator,

- New York Independent System Operator and

- PJM Interconnection.

Of PDI's 829.8 megawatts of existing rated summer capacity (including 404 megawatts at Sunbury), fixed price contracts are in place to sell approximately 136 megawatts in 2005. All 136 megawatts are firm commitments. The remainder of PDI's energy production is sold under tolling agreements with ESI.

Working Capital

Equity and working capital requirements of PDI are generally provided through WPS Resources. Nonrecourse project debt financing of approximately $82.3 million was in place for the Sunbury, Maine and Canadian generation plants owned by PDI as of December 31, 2004.

See Management's Discussion and Analysis of Financial Condition and Results of Operation for additional information regarding working capital needs of nonregulated operations.

Exhibit 99.2

See Item 8.01 of the accompanying Current Report on Form 8-K for a detailed discussion of the facts surrounding, rationale for and other matters involving the following disclosure.

The following information replaces portions of Item 6 (Selected Financial Data) previously filed in the Annual Report on Form 10-K for the year ended December 31, 2004 of WPS Resources. All other sections of Item 6 are unchanged.

FINANCIAL STATISTICS (2000 TO 2004)

As of or for Year Ended December 31 (Millions, except per share amounts, stock price, return on average equity and number of shareholders and employees)	2004	2003	2002	2001	2000
Total revenues *	$4,950.8	$4,402.5	$1,548.3	$1,431.8	$1,174.4
Income available for common shareholders	139.7	94.7	109.4	77.6	67.0
Total assets	4,376.8	4,296.5	3,671.2	3,346.5	3,202.7
Preferred stock of subsidiaries	51.1	51.1	51.1	51.1	51.1
Long-term debt and capital lease obligation (excluding current portion)	865.7	871.9	824.4	727.8	660.0
Shares of common stock (less treasury stock and shares in deferred compensation trust)					
Outstanding	37.3	36.6	31.8	31.1	26.4
Average	37.4	33.0	31.7	28.2	26.5
Earnings per common share (basic)	$3.74	$2.87	$3.45	$2.75	$2.53
Earnings per common share (diluted)	3.72	2.85	3.42	2.74	2.53
Dividend per share of common stock	2.20	2.16	2.12	2.08	2.04
Stock price at year-end	$49.96	$46.23	$38.82	$36.55	$36.8125
Book value per share	$29.30	$27.40	$24.62	$23.02	$20.76
Return on average equity	13.5%	11.5%	14.6%	12.8%	12.3%
Number of common stock shareholders	21,358	22,172	22,768	23,478	24,029
Number of employees	3,048	3,080	2,963	2,856	3,030

* Revenues increased $2,854.2 million in 2003 compared to 2002. Approximately $1,127 million of the increase relates to ESI's required adoption of Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," effective January 1, 2003. Volume growth driven by ESI's acquisition of a retail natural gas business in Canada accounted for another $500 million of the increase. The remaining increase in revenues was primarily related to increased natural gas prices at WPSC and ESI and electric rate increases at the utilities.

Exhibit 99.3

See Item 8.01 of the accompanying Current Report on Form 8-K for a detailed discussion of the facts surrounding, rationale for and other matters involving the following disclosure.

The following information replaces portions of Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operation) previously filed in the Annual Report on Form 10-K for the year ended December 31, 2004 of WPS Resources. All other sections of Item 7 are unchanged.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

INTRODUCTION - WPS RESOURCES

WPS Resources is a holding company that is exempt from the Public Utility Holding Company Act of 1935. Our wholly owned subsidiaries include two regulated utilities, WPSC (which is an operating entity as well as a holding company exempt from the Public Utility Holding Company Act of 1935) and UPPCO. Another wholly owned subsidiary, WPS Resources Capital Corporation, is a holding company for our nonregulated businesses, including ESI and PDI.

Our regulated and nonregulated businesses have distinct competencies and business strategies, offer differing products and services, experience a wide array of risks and challenges, and are viewed uniquely by management. The following summary provides a strategic overview and insight into the operations of our subsidiaries.

Strategic Overview

The focal point of WPS Resources' business plan is the creation of long-term value for our shareholders (through growth, operational excellence, and asset management) and the continued emphasis on reliable, competitively priced, and environmentally sound energy services for our customers. We are seeking a balanced portfolio of utility and nonregulated growth, but we are placing emphasis on regulated growth. A discussion of the essential components of our business plan is set forth below:

Maintain a Strong Utility Base - As discussed above, we are focusing on growth in our utility operations. A strong utility base is important in order to maintain quality credit ratings, which are critical to our success. In 2004, WPSC signed contracts with several wholesale customers in order to bolster growth beyond our normal utility growth rate, and WPSC is also expanding its generation fleet in order to meet growing electric demand and ensure the continued reliability of our energy services.

- WPSC entered into long-term power sale agreements with two wholesale customers in 2004. One is for Consolidated Water Power Company's full requirements service (between 65 and 125 megawatts of firm load) through December 31, 2017. The other is a 50-megawatt agreement with Wisconsin Public Power Inc. beginning May 1, 2006, and ending April 30, 2021.

- In October 2004, WPSC began construction of its 500-megawatt coal-fired Weston 4 base-load power plant near Wausau, Wisconsin, and announced in May 2004 that it would pursue plans to build a jointly owned 500-megawatt base-load electric plant with Wisconsin Power and Light. The Weston 4 power plant is expected to be operational in 2008.

- Calpine Corporation's 560-megawatt, combined cycle, natural gas-fired generating facility (Fox Energy Center) in Kaukauna, Wisconsin, is expected to be placed in service in June 2005. WPSC has contracted for approximately 470 megawatts of this plant's output over a 10-year period. WPSC also contracted to purchase 70 megawatts of wind generation over a 20-year period from the Forward Energy Wind Project in Brownsville, Wisconsin. Both of these agreements were signed as a means of seeking the most cost effective mix of energy resources to meet growing electric demand.

Integrate Resources to Provide Operational Excellence - WPS Resources is committed to integrating the resources of its business units (in accordance with any applicable regulatory restrictions) by leveraging their individual capabilities and expertise across the company.

- Effective August 2004, in an effort to better manage the market risks associated with PDI's merchant generation plants, we restructured the management of our two nonregulated business units (ESI and PDI) and currently have one executive management team overseeing the operations of these two business units.

- In January 2004, ESI implemented strategies to optimize the value of PDI's merchant generation fleet and has reduced the market price risk while extracting additional value from these plants, through the use of various financial and physical instruments (such as forward contracts, options, and swaps). Prior to leveraging ESI's energy marketing expertise, PDI sold uncontracted energy into liquid financial markets at spot prices or day ahead prices, which provided less predictable revenue and margin.

Strategically Grow Nonregulated Businesses - ESI looks to grow its electric and natural gas business, targeting growth in the northeastern United States and adjacent portions of Canada (through strategic acquisitions, market penetration of existing businesses, and new product offerings), which is where ESI has the most market expertise. As discussed above, our utilities are our core businesses and as such we are placing a strong emphasis on growth of utility operations in order to balance our regulated and nonregulated growth. PDI focuses on optimizing the operational efficiency of its existing portfolio of assets and pursues compatible power development projects and the acquisition of generation assets that "fit" in well with ESI's customer base and market expertise.

- In July 2004, ESI completed the acquisition of Advantage Energy, a privately held nonregulated electric power marketer based in Buffalo, New York. This acquisition provides ESI with enhanced opportunities to participate in the New York market, where we believe there is good opportunity for further penetration and the sale of new products.

- ESI continues to grow its business in the energy management sector by providing customers the expertise needed to manage their energy needs in volatile energy markets.

Place Strong Emphasis on Asset Management - Our asset management strategy calls for the continuing disposition and acquisition of assets in a manner that enhances our earnings capability. The acquisition portion of this strategy calls for the acquisition of assets that compliment our existing assets and strategy such as Advantage Energy. Another portion of the asset management strategy calls for the disposition of assets, including plants and entire business units, which are no longer required for operations.

- We continue to pursue the sale of Sunbury and expect to have a completed sale in 2005. The sale of Sunbury fits well within our asset management strategy. Included in this strategy is the desire to reduce risk associated with uncontracted merchant exposure. For an update on the sale of Sunbury, see Note 4, "Assets Held for Sale," to WPS Resources' Notes to Consolidated Financial Statements.

- We continue to pursue the sale of Kewaunee to a subsidiary of Dominion Resources.

- Our Peshtigo River land sale initiative (which included land sales and donations to the WDNR and the sale of land at public auction) was completed in 2004. We continue to identify alternatives for the sale of the balance of our identified excess real-estate holdings.

Regulated Utilities

Our regulated utilities include WPSC and UPPCO. WPSC derives its revenues primarily from the production, distribution, and sale of electricity, and the purchase, distribution, and sale of natural gas to retail customers in a service area of approximately 11,000 square miles in northeastern Wisconsin and an adjacent portion of the Upper Peninsula of Michigan. The PSCW and the MPSC regulate these retail sales. WPSC also provides wholesale electric service to numerous utilities and cooperatives for resale. FERC regulates wholesale sales. UPPCO derives revenues from the sale of electric energy in a service area of approximately 4,500 square miles in the Upper Peninsula of Michigan and is regulated by the MPSC.

The regulatory commissions allow the utilities to earn a return on common stock equity that is commensurate with an investor's desired return, compensating for the risks investors face when providing funds to the utility. The return on common stock equity approved by the PSCW, FERC, and the MPSC was 12.0%, 11.0%, and 11.4%, respectively, in 2004. Generally, consumers bear the price risk for fuel and purchased power costs as regulators allow the utility to recover substantially all of these costs (to the extent they are prudently incurred), through various cost recovery mechanisms, but utilities bear volume risk as rates are based upon normal sales volumes as projected by the utility. The utilities may also be able to defer certain unexpected costs that are incurred during the year for recovery in future rate proceedings (examples include WPSC's deferral of costs associated with the extended Kewaunee outage in 2004 and deferral of costs incurred by UPPCO related to the Dead River flood); however, these costs must be prudently incurred as determined by the regulatory commissions. As such, the ability of our regulated utilities to earn their approved return on equity is dependent upon accurate forecasting techniques, their ability to obtain timely rate increases to account for rising cost structures (while minimizing the required rate increases in order to maintain the competitiveness of our core industrial customer base and keep these customers in our service area), and certain conditions that are outside of their control, such as macroeconomic factors and weather conditions. Unfavorable weather conditions compared to normal for both electric and natural gas utility operations and increased operating expenses contributed to WPSC's inability to earn its approved rate of return in 2004.

Uncertainties related to the deregulation process are a risk for our regulated utilities. Deregulation of natural gas service has begun in Wisconsin. Currently, the largest natural gas customers can purchase natural gas from suppliers other than their local utility. Efforts are underway to make it easier for smaller natural gas customers to do the same. We believe electric deregulation inside Wisconsin is at least several years off as the state is focused on improving reliability by building more generation and transmission facilities and creating fair market rules. If electric choice occurs, we believe we could lose some generation load but would retain the delivery revenues and margin. Also, the capacity that would be freed up should be competitive in our marketplace. Deregulation of electricity is present in Michigan; however, in the Upper Peninsula of Michigan, no customers have chosen an alternative electric supplier and no alternative electric suppliers have offered to serve any customers in Michigan's Upper Peninsula due to the lack of excess transmission and generation system capacity in the areas we serve, which is a barrier to competitive suppliers entering the market.

The utilities are also exposed to costs associated with increasingly stringent environmental rules and regulations to the extent recovery of these costs is disallowed in rate proceedings. WPSC and UPPCO are also members of the Midwest Independent System Operator, which is in the process of restructuring the electric market in its footprint. For further discussion of environmental risks, see Note 17 to WPS Resources' Notes to Consolidated Financial Statements and for further discussion of the Midwest Independent System Operator, see Trends - WPS Resources.

WPS Energy Services

ESI offers nonregulated natural gas, electric, and alternate fuel supplies, as well as energy management and consulting services, to retail and wholesale customers primarily in the northeastern quadrant of the United States and adjacent portions of Canada. Although ESI has a widening array of products and services, revenues are primarily derived through sales of electricity and natural gas to retail and wholesale customers.

ESI's marketing and trading operations manage power and natural gas procurement as an integrated portfolio with its retail and wholesale sales commitments. ESI strives to maintain a low risk portfolio with relatively few open positions, balancing natural gas and electricity purchase commitments with corresponding sales commitments. In 2004, ESI purchased electricity required to fulfill these sales commitments primarily from independent generators, energy marketers, and organized electric power markets and purchased natural gas from a variety of producers and suppliers under daily, monthly, seasonal, and long-term contracts, with pricing delivery and volume schedules to accommodate customer requirements. ESI's customers include utilities, municipalities, cooperatives, commercial and industrial consumers, aggregators, and other marketing and retail entities. ESI uses derivative financial instruments to provide flexible pricing to customers and suppliers, manage purchase and sales commitments, and reduce exposure relative to volatile market prices.

The table below discloses future natural gas and electric sales volumes under contract as of December 31, 2004. Contracts are generally one to three years in duration. ESI expects that its ultimate sales volumes in 2005 and beyond will exceed the volumes shown in the table below as it continues to seek growth opportunities and existing customers who do not have long-term contracts continue to buy their short-term requirements from ESI.

Forward Contracted Volumes at 12/31/2004[1]	2005	2006 to 2008	2009 to 2010
Wholesale sales volumes - billion cubic feet	98.1	10.2	-
Retail sales volumes - billion cubic feet	184.8	39.6	2.0
Total natural gas sales volumes	282.9	49.8	2.0
Wholesale sales volumes - million kilowatt-hours	5,981	1,665	-
Retail sales volumes - million kilowatt-hours	3,413	1,575	73
Total electric sales volumes	9,394	3,240	73

(1) These tables represent physical sales contracts for natural gas and electric power for delivery or settlement in future periods. Management has no reason to believe that gross margins that will be generated by these contracts will vary significantly from those experienced historically.

For comparative purposes, future natural gas and electric sales volumes under contract at December 31, 2003 are shown below. Actual electric and natural gas sales volumes for 2004 are disclosed within Results of Operations - WPS Resources, ESI Segment Operations.

Forward Contracted Volumes at 12/31/2003[1]	2004	2005 to 2007	2008 to 2009
Wholesale sales volumes - billion cubic feet	95.8	15.1	-
Retail sales volumes - billion cubic feet	173.4	63.2	-
Total natural gas sales volumes	269.2	78.3	-
Wholesale sales volumes - million kilowatt-hours	3,176	238	-
Retail sales volumes - million kilowatt-hours	5,133	3,623	37
Total electric sales volumes	8,309	3,861	37

(1) These tables represent physical sales contracts for natural gas and electric power for delivery or settlement in future periods. Management has no reason to believe that gross margins that will be generated by these contracts will vary significantly from those experienced historically.

ESI has experienced steady increases in electric and natural gas sales volumes since its inception, and expects this trend to continue as it continues to look for opportunities that fit within its growth strategy. In 2004, ESI grew its retail electric business through the acquisition of retail operations in New York and through portfolio optimization strategies utilized to maximize the value of PDI's merchant generation fleet and ESI's retail supply portfolio. Natural gas volumes increased as a result of the continued expansion of ESI's retail natural gas business in Canada. ESI expects to continue to target acquisitions and participate in generation service programs within the area it serves.

As a company that participates in energy commodity markets, ESI is exposed to a variety of risks, including market, operational, liquidity, and credit risks. Market risk is measured as the potential gain or loss of a portfolio that is associated with a price movement within a given probability over a specific period of time, known as value-at-risk. Through the use of derivative financial instruments, we believe we have reduced our value-at-risk to acceptable levels (see Item 7A, Quantitative and Qualitative Disclosures About Market Risk, for more information about value-at-risk). Operational risk is the risk of loss from less than flawless execution of transactions, forecasting, scheduling, or other operational activities and is common to all companies participating in the energy marketing industry. ESI's continued investment in computational infrastructure, business process improvement, employee training, and internal controls has helped mitigate operational risk to date. Liquidity risk is an emerging risk and one that has historically been less applicable to ESI than many industry participants because of the financial support provided by WPS Resources in the form of guarantees to counterparties. A significant downgrade in WPS Resources' credit ratings, however, could cause counterparties to demand additional assurances of payment. WPS Resources' Board of Directors imposes restrictions on the amount of guarantees WPS Resources is allowed to provide to these counterparties in order to protect its credit ratings, and ESI believes it would have adequate capital to continue core operations unless WPS Resources' credit ratings fell below investment grade (Standard & Poor's rating of BBB- and Moody's rating of Baa3).

The other category of risk mentioned above that ESI faces is credit risk from retail and wholesale counterparties. In order to mitigate its exposure to credit risk, ESI has implemented stringent credit policies. As a result of these credit policies, ESI has not experienced significant write-offs from its large wholesale counterparties to date. Write-offs pertaining to retail counterparties were $0.7 million, or 0.0%, in 2004, compared to $3.1 million, or 0.2%, in 2003. ESI believes its write-off percentage is within the range experienced by most energy companies. The table below summarizes wholesale counterparty credit exposure, categorized by maturity date, as of December 31, 2004 (in millions):

Counterparty Rating *(Millions)*[1]	Exposure[2]	Exposure Less Than 1 Year	Exposure 1 to 3 Years	Net Exposure of Counterparties Greater Than 10% of Net Exposure
Investment grade -- regulated utility	$ 18.8	$ 13.7	$ 5.1	$ -
Investment grade -- other	86.6	79.1	7.5	
Non-investment grade -- regulated utility	-	-	-	-
Non-investment grade -- other	4.0	4.0	-	-
Non-rated -- regulated utility	-	-	-	-
Non-rated -- other	36.3	28.2	8.1	-
Total Exposure	$145.7	$125.0	$20.7	$ -

(1) The investment and non-investment grade categories are determined by publicly available credit ratings of the counterparty or the rating of any guarantor, whichever is higher. Investment grade counterparties are those with a senior unsecured Moody's rating of Baa3 or above or a Standard & Poor's rating of BBB- or above.

(2) Exposure considers netting of accounts receivable and accounts payable where netting agreements are in place as well as netting mark-to-market exposure. Exposure is before consideration of collateral from counterparties. Collateral, in the form of cash and letters of credit, received from counterparties totaled $11.7 million at December 31, 2004, $3.2 million from non-investment grade counterparties and $8.5 million from non-rated counterparties.

A risk that became more prevalent in 2004 is industry restructuring. There is some concern over the status of the nonregulated energy market in Michigan and Ohio, which are two states in which ESI operates. ESI is also a member of the Midwest Independent System Operator, which is in the process of restructuring the electric power market in its footprint. For more information on these risks, see Trends - WPS Resources.

WPS Power Development

PDI competes in the wholesale merchant electric power generation industry, primarily in the midwest and northeastern United States and adjacent portions of Canada. PDI's core competencies include power plant operation and maintenance and material condition assessment of assets. In order to enable PDI to focus on its core competencies and improve the efficiency and reliability of its existing fleet of power plants, ESI has assumed much of the market price risk associated with these plants. Through several tolling agreements and power purchase agreements, ESI has contracted for approximately 330 of PDI's 830 megawatts of total capacity. ESI utilizes power from PDI's New England and Canadian assets primarily to serve its firm load commitments in northern Maine and certain other sale agreements with customers. For the remaining capacity contracted from PDI, ESI utilizes financial tools, including forwards, options, and swaps to limit exposure, as well as to extract additional value from PDI's merchant generation fleet. These activities had a positive impact on ESI's margin in 2004 and benefited PDI by providing more stable revenue streams.

PDI has power purchase agreements in place with third-party customers for the 95 megawatts of capacity that is not contracted to ESI, which includes its Stoneman facility in Cassville, Wisconsin, and its Combined Locks facility in Combined Locks, Wisconsin.

Oversupply of capacity, low spark spreads (spark spread is the difference between the market price of electricity and its cost of production), and high fuel costs have led to lower than anticipated results for PDI's merchant generation business in recent years. In response to these market conditions, PDI has taken steps to adjust to the current wholesale merchant environment. As discussed above, beginning in January 2004, ESI began assuming much of the market price risk for PDI's merchant generation fleet. Prior to the capacity and power contracts with ESI, risk management activities (i.e., hedging activities) were sparsely utilized, leaving PDI's generation fleet more exposed to market price risk. PDI also continues to pursue the sale of Sunbury and anticipates that the plant will be sold in 2005. The objectives of the Sunbury sale are to allow PDI to reduce its uncontracted merchant exposure and enable WPS Resources to redeploy capital into business opportunities with different risk profiles. See Note 4, "Assets Held for Sale," to WPS Resources' Notes to Consolidated Financial Statements for an update on the Sunbury sale.

PDI, through its subsidiary ECO Coal Pelletization #12 LLC, also owns an interest in a synthetic fuel producing facility. See Trends - WPS Resources, Synthetic Fuel Operation for more information on the risks related to PDI's investment in this synthetic fuel operation.

PDI is subject to clean air regulations enforced by the EPA and state and local governments. New legislation could require significant capital outlays. See Note 17 to WPS Resources' Notes to Consolidated Financial Statements for more information on PDI's environmental exposure.

RESULTS OF OPERATIONS - WPS RESOURCES

2004 Compared with 2003

WPS Resources Overview

WPS Resources' 2004 and 2003 results of operations are shown in the following table:

WPS Resources' Results (Millions, except share amounts)	**2004**	2003	Change
Consolidated operating revenues	**$4,950.8**	$4,402.5	12.5%
Income available for common shareholders	**$139.7**	$94.7	47.5%
Basic earnings per share	**$3.74**	$2.87	30.3%
Diluted earnings per share	**$3.72**	$2.85	30.5%

The $548.3 million increase in consolidated operating revenue for the year ended December 31, 2004, compared to the same period in 2003, was largely driven by a $475.3 million, or 15.4%, increase in revenue at ESI and an $82.5 million, or 10.1%, increase in electric utility revenue. Higher natural gas prices, portfolio optimization strategies (implemented in 2004), and expansion of the Canadian retail natural gas business were the primary contributors to increased revenue at ESI. Higher electric utility revenue was primarily the result of authorized retail electric rate increases for WPSC's Wisconsin and Michigan customers. Revenue changes by reportable segment are discussed in more detail below.

Income available for common shareholders was $139.7 million ($3.74 basic earnings per share) for the year ended December 31, 2004, compared to $94.7 million ($2.87 basic earnings per share) for the year ended December 31, 2003. Significant factors impacting the change in earnings and earnings per share are as follows (and are discussed in more detail below).

- Approved rate increases (including the impact of timely retail electric rate relief in 2004, compared to the delay in receiving retail electric rate relief in 2003) favorably impacted year-over-year margin at the utilities.

- Natural gas utility throughput volumes were 6.2% lower in 2004 due to weather that was 4.3% warmer during the heating season, compared to 2003.

- Higher throughput volumes and improved supply management in Ohio favorably impacted ESI's year-over-year retail natural gas margin.

- Portfolio optimization strategies, better management of retail operations in Ohio and positive operating results from Advantage Energy contributed to improved year-over-year electric margins at ESI.

- As part of our overall asset management strategy, WPS Resources realized earnings of $15.0 million from the sale and donation of land in 2004, compared to $6.5 million in 2003.

- Earnings from equity method investments (primarily from ATC) increased in 2004, compared to 2003.

- Earnings were negatively impacted by higher operating and maintenance expenses in 2004.

- Synthetic fuel related tax credits recognized were higher in 2004 when compared to 2003.

- The weighted average number of shares of WPS Resources common stock increased by 4.4 million shares for the year ended December 31, 2004, compared to the same period in 2003.

The increase was largely due to issuing 4,025,000 additional shares of common stock through a public offering in November 2003. Additional shares were also issued under the Stock Investment Plan and certain stock-based employee benefit plans.

Overview of Utility Operations

Utility operations include the electric utility segment, consisting of the electric operations of WPSC and UPPCO and the gas utility segment comprising the natural gas operations at WPSC. Income available for common shareholders attributable to the electric utility segment was $68.8 million for the year ended December 31, 2004, compared to $60.0 million for the year ended December 31, 2003. Income available for common shareholders attributable to the gas utility segment was $17.3 million for the year ended December 31, 2004, compared to $15.7 million for the year ended December 31, 2003.

Electric Utility Segment Operations

WPS Resources' Electric Utility Segment Results *(Millions)*	**2004**	2003	Change
Revenues	**$896.6**	$814.1	10.1%
Fuel and purchased power costs	**295.5**	266.3	11.0%
Margins	**$601.1**	$547.8	9.7%
Sales in kilowatt-hours	**14,465.7**	14,346.7	0.8%

Electric utility revenue increased $82.5 million, or 10.1%, for the year ended December 31, 2004, compared to the same period in 2003. Electric utility revenue increased largely due to authorized retail and wholesale electric rate increases for WPSC's Wisconsin and Michigan customers (as summarized below) to recover higher fuel and purchased power costs, increased operating expenses, and expenditures incurred for infrastructure improvements.

- Effective March 21, 2003, the PSCW approved a retail electric rate increase of $21.4 million, or 3.5%.

- Effective May 11, 2003, FERC approved a $4.1 million, or 21%, interim increase in wholesale electric rates.

- Effective July 22, 2003, the MPSC approved a $0.3 million, or 2.2%, increase in retail electric rates for WPSC's Michigan customers and authorized recovery of $1.0 million of increased transmission costs through the power supply cost recovery process.

- Effective January 1, 2004, the PSCW approved a retail electric rate increase of $59.4 million, or 9.3%.

Electric utility sales volumes were also slightly higher in 2004, increasing 0.8% over 2003 sales volumes. A 1.6% increase in sales volumes to commercial and industrial customers was partially offset by a 1.2% decrease in sales volumes to residential customers. Higher sales volumes to our commercial and industrial customers reflect an improving economy and growth within our service area, while the decrease in sales volumes to residential customers reflects weather that was 6.6% cooler during the 2004 cooling season, compared to 2003.

The electric utility margin increased $53.3 million, or 9.7%, for the year ended December 31, 2004, compared to 2003. The majority of this increase can be attributed to a $52.3 million, or 10.5%, increase in WPSC's electric margin. The increase in WPSC's electric margin is primarily related to the retail and wholesale electric rate increases, partially offset by a $20.4 million increase in purchased power costs. The quantity of power purchased in 2004 increased 9.3% over 2003 purchases, and purchased power costs were 17.4% higher (on a per-unit basis) in 2004, compared to 2003. The PSCW allows WPSC to adjust prospectively the amount billed to Wisconsin retail customers for fuel and purchased power if costs are in excess of plus or minus 2% from approved levels. In response to a request for additional fuel cost recovery filed early in 2004, WPSC was allowed to recover $3.2 million of its increased fuel and purchased power costs during 2004. The PSCW also allowed WPSC to defer $5.4 million of unanticipated fuel and purchased power costs directly associated with the extension of the Kewaunee refueling outage in the fourth quarter of 2004. The Kewaunee outage was extended three weeks due primarily to an unexpected problem encountered with equipment used for lifting internal vessel components to perform a required ten-year in-service inspection. It is anticipated that these costs will be recovered in 2006, pending final approval.

Electric utility earnings increased $8.8 million, or 14.7%, for the year ended December 31, 2004, compared to 2003. The increased earnings were largely driven by the higher margin at WPSC (including the effect of timely retail electric rate relief in 2004 compared to a delay in receiving retail electric rate relief in 2003), partially offset by higher operating and maintenance expenses.

Gas Utility Segment Operations

WPS Resources' Gas Utility Segment Results *(Millions)*	**2004**	2003	Change
Revenues	**$420.9**	$404.2	4.1%
Purchased gas costs	**301.9**	291.0	3.7%
Margins	**$119.0**	$113.2	5.1%
Throughput in therms	**801.3**	854.5	(6.2%)

Gas utility revenue increased $16.7 million, or 4.1%, for the year ended December 31, 2004, compared to 2003. Higher revenue was driven by an authorized rate increase and an increase in the per-unit cost of natural gas, partially offset by an overall 6.2% decrease in natural gas throughput volumes. The PSCW issued a final order authorizing a retail natural gas rate increase of $8.9 million, or 2.2%, effective January 1, 2004. Natural gas prices increased 14.2% per unit in 2004. Higher natural gas prices reflect higher marketplace natural gas costs in 2004. The PSCW and the MPSC allow WPSC to pass changes in the total cost of natural gas on to customers. As a result, changes in the price of the natural gas commodity do not have a direct impact on WPSC's margin. The decrease in natural gas throughput volumes was driven by weather that was 4.3% warmer during the heating season for the year ended December 31, 2004, compared to 2003.

The natural gas utility margin increased $5.8 million, or 5.1%, for the year ended December 31, 2004, compared to 2003. The higher natural gas utility margin is largely due to the authorized rate increase mentioned above. The ability of WPSC to realize the full benefit of an authorized rate increase is dependent upon normal throughput volumes; therefore, the decrease in natural gas throughput volumes negatively impacted WPSC's ability to benefit from the full amount of the rate increase.

The higher margin drove a $1.6 million, or 10.2% increase in natural gas utility earnings for the year ended December 31, 2004.

Overview of Nonregulated Operations

Nonregulated operations consist of natural gas, electric, and other sales at ESI, a diversified energy supply and services company, and the operations of PDI, an electric generation company. ESI and PDI are both reportable segments.

Income available for common shareholders attributable to ESI was $36.7 million for the year ended December 31, 2004, compared to $29.0 million for the same period in 2003. Higher overall margins were offset by an increase in operating expenses and a $3.3 million after-tax cumulative effect of change in accounting principles that was recorded at ESI in 2003.

PDI reported income available for common shareholders of $5.0 million for the year ended December 31, 2004, compared to a $7.9 million net loss for the year ended December 31, 2003, largely due to an increase in the amount of tax credits recognized and a $4.4 million termination payment received from Duquesne Power in December 2004, as a result of Duquesne's termination of the asset sale agreement with Sunbury, partially offset by higher operating and maintenance expenses and a lower overall margin.

ESI's Segment Operations

Total segment revenues at ESI were $3,556.9 million for the year ended December 31, 2004, compared to $3,081.6 million for the year ended December 31, 2003. The total margin at ESI was $112.2 million for the year ended December 31, 2004 compared to $87.2 million for the year ended December 31, 2003. ESI's nonregulated natural gas and electric operations are the primary contributors to revenues and margins and are discussed below.

ESI's Natural Gas Results

(Millions except sales volumes)	2004	2003	Change
Nonregulated natural gas revenues	$3,035.1	$2,696.6	12.6%
Nonregulated natural gas cost of sales	2,978.5	2,652.5	12.3%
Margins	$ 56.6	$ 44.1	28.3%
Wholesale sales volumes in billion cubic feet *	236.3	252.4	(6.4%)
Retail sales volumes in billion cubic feet *	276.7	240.6	15.0%

* Represents gross physical volumes

Natural gas revenue increased $338.5 million, driven by higher natural gas prices and the expansion of the Canadian retail natural gas business (due to obtaining new customers), partially offset by lower sales volumes from physical wholesale transactions. Sales volumes from physical wholesale transactions declined as a result of reduced price volatility of natural gas during the first half of 2004 (volatility provides more opportunity for profitable physical wholesale transactions).

The natural gas margin at ESI increased $12.5 million, or 28.3%, for the year ended December 31, 2004, compared to 2003. The margin related to retail natural gas operations increased $12.3 million, primarily driven by higher natural gas throughput volumes in Ohio (driven by the addition of new customers), operational improvements, and better management of supply for residential and small commercial customers. Customer growth in Canada also contributed to the increase in the retail natural gas margin. The margin attributed to wholesale natural gas operations increased $0.2 million. The increase in wholesale natural gas margin was driven by a $4.6 million margin increase related to the natural gas storage cycle, a $2.2 million increase in the Canadian wholesale natural gas margin, and increased margins from other structured wholesale natural gas transactions. Favorable settlements of liabilities with several counterparties in 2003 (in the amount of $8.4 million) largely offset these increases in the wholesale natural gas margin. For the year ended December 31, 2004, the natural gas storage cycle had a $2.0 million positive impact on margin, compared with a $2.6 million negative impact on margin for the same period in 2003. The increase in the Canadian wholesale natural gas margin is related to higher volumes (more structured wholesale transactions) as ESI continues to increase its wholesale natural gas operations in this region.

ESI experiences earnings volatility associated with the natural gas storage cycle, which runs annually from April through March of the next year. Generally, injections of natural gas into storage inventory take place in the summer months and natural gas is withdrawn from storage in the winter months. ESI's policy is to hedge the value of natural gas storage with sales in the over-the-counter and futures markets, effectively locking in a margin on the natural gas in storage. However, fair market value hedge accounting rules require the natural gas in storage to be marked-to-market using spot prices, while the future sales contracts are marked-to-market using forward prices. When the spot price of natural gas changes disproportionately to the forward price of natural gas, ESI experiences volatility in its earnings. Consequently, earnings volatility may occur within the contract period for natural gas in storage. The accounting treatment does not impact the underlying cash flows or economics of these transactions. At December 31, 2004, there was a $0.6 million difference between the market value of natural gas in storage and the market value of future sales contracts (net risk management liability), related to the 2004/2005 natural gas storage cycle. At December 31, 2003, there was a $2.6 million difference (net risk management liability) related to the 2003/2004 natural gas storage cycle. The difference between the market value of natural gas in storage and the market value of future sales contracts related to the 2004/2005 storage cycle is expected to vary with market conditions, but will reverse entirely when all of the natural gas is withdrawn from storage.

ESI's Electric Results

(Millions)	2004	2003	Change
Nonregulated electric revenues	$519.5	$382.6	35.8%
Nonregulated electric cost of sales	466.1	341.8	36.4%
Margins	$ 53.4	$ 40.8	30.9%
Wholesale sales volumes in kilowatt-hours [*]	3,181.5	2,768.0	14.9%
Retail sales volumes in kilowatt-hours [*]	7,202.9	6,435.3	11.9%

* Represents gross physical volumes

Electric revenue increased $136.9 million, largely due to an $83.7 million increase resulting from higher volumes from portfolio optimization strategies. In the first quarter of 2004, ESI first implemented the portfolio optimization strategies to optimize the value of PDI's merchant generation fleet and its own retail supply portfolios to reduce market price risk and extract additional value from these assets through the use of various financial and physical instruments (such as forward contracts and options). Electric revenue also increased as a result of the July 1, 2004, acquisition of Advantage Energy and higher energy prices compared to the prior year. These increases were partially offset by lower sales volumes from participation in the New Jersey Basic Generation Services Program, as ESI's participation in this program ended in May 2004.

ESI's electric margin increased $12.6 million, or 30.9%, for the year ended December 31, 2004, compared to 2003. The 2004 retail electric margin increased $7.8 million compared to 2003. The margin related to retail electric operations in Ohio increased $7.6 million, which can be attributed to better management of retail operations and improved supply procurement. Also contributing to the increase in retail electric margin was a $2.6 million favorable settlement of a counterparty pricing dispute and positive operating results from Advantage Energy. The increase in the retail electric margin was partially offset by a decrease in margin from retail electric operations in Maine. The lower margin in Maine was anticipated due to the sales price and supply cost associated with the new provider of last resort in northern Maine (which became effective in March 2004). The margin from retail electric operations in Michigan also decreased, driven by higher wholesale electricity prices, higher transmission related charges, and an increase in competition. The margin attributed to wholesale electric operations increased $4.8 million. The higher wholesale electric margin was driven by a $10.3 million increase from the portfolio optimization strategies discussed above. This increase was partially offset by a $5.7 million decrease in margin from ESI's participation in the New Jersey Basic Generation Services Program, which began in August 2003 and ended in May 2004. Under the program, ESI realized greater margins in 2003, compared to 2004.

PDI's Segment Operations

PDI's Production Results *(Millions)*	**2004**	2003	Change
Nonregulated other revenues	**$131.0**	$164.2	(20.2%)
Nonregulated other cost of sales	**104.2**	125.5	(17.0%)
Margins	**$26.8**	$38.7	(30.7%)

PDI's revenue decreased $33.2 million, or 20.2%, for the year ended December 31, 2004, compared to 2003, largely due to lower revenue from its Sunbury generation facility in Pennsylvania, reduced generation from its Beaver Falls facility in New York, lower revenue from its Combined Locks Energy Center in Wisconsin, lower revenue from its steam boiler in Oregon, and lower revenue from its Wyman generation facility in Maine. The decrease in revenue at Sunbury was driven by fewer opportunities to sell power into the spot market. The Beaver Falls facility experienced an unplanned plant outage that began in October 2003, with the facility returning to service in April 2004. This facility continued to experience lower volumes after returning to service as PDI has been more conservative in the dispatch of this unit to preserve the limited remaining service life of the turbine blades for higher margin opportunities. The decrease in revenue at the Combined Locks Energy Center was driven by lower demand for energy by the counterparty to a power purchase agreement in place at this facility and an unplanned plant outage that began in March 2004, and continued through May 2004. The decrease in revenue from the steam boiler in Oregon was largely due to a 30-day planned outage to perform repairs on the boiler, which took place in the second quarter of 2004. A power purchase agreement in place at the Wyman facility in 2003 was not renewed in 2004. As a result, energy from the Wyman facility was sold into short-term power markets in 2004, but unfavorable energy prices and lack of demand for capacity resulted in a decline in the amount of power generated at this facility in 2004, compared to 2003. The decline in revenue was partially offset by higher sales volumes at the Stoneman generation facility in Cassville, Wisconsin, related to a new power purchase agreement in place at this facility.

PDI's margin for the year ended December 31, 2004, decreased $11.9 million, or 30.7%, compared to 2003. The Sunbury, Niagara, Beaver Falls, and Wyman generating facilities experienced a combined $15.3 million decrease in margin. The lower margins at the Sunbury and Niagara generating facilities were largely due to an increase in the per ton cost of coal utilized in the generation process. Sunbury's margin was also negatively impacted by fewer opportunities to sell power into the spot market in 2004, compared to 2003. The unplanned plant outage experienced at the Beaver Falls facility and lower volumes related to PDI's decision to only dispatch the facility at times when energy prices are at a very favorable level, drove the decrease in margin at this facility. Unfavorable energy prices and lack of demand for capacity negatively impacted sales volumes at the Wyman generation facility (there was a power purchase agreement in place at this facility in 2003). These decreases were partially offset by a combined $2.9 million increase in margins at the Combined Locks Energy Center and the Stoneman generation facility. The higher margin at the Combined Locks Energy Center was driven by a negotiated increase in the dispatch flexibility of steam sold under a supply agreement with a counterparty, resulting in an increase in the value of electricity produced from this facility. The increase in margin at the Stoneman generation facility was due to higher sales volumes.

Overview of Holding Company and Other Segment Operations

Holding Company and Other operations include the operations of WPS Resources and WPS Resources Capital as holding companies and the nonutility activities at WPSC and UPPCO. Holding Company and Other operations had income available for common shareholders of $11.9 million for the year ended December 31, 2004, compared to a net loss of $2.1 million for the year ended December 31, 2003. This favorable variance can be attributed to an increase in earnings recognized from the sale of Wisconsin land located along the Peshtigo River and an increase in equity earnings from ATC and Wisconsin River Power Company. Equity earnings from ATC were $16.0 million in 2004, compared to $10.1 million in 2003. WPSC nonutility operations recognized a $13.3 million pre-tax gain on the sale of land located near the Peshtigo River in the fourth quarter of 2004, compared to a $6.2 million pre-tax gain that was recognized on the sale of land in the fourth quarter of 2003. WPSC also realized an income tax benefit in the fourth quarter of 2004 from the donation of land to the WDNR.

Operating Expenses

WPS Resources' Operating Expenses *(Millions)*	**2004**	2003	Change
Operating and maintenance expense	**$537.6**	$486.2	10.6%
Depreciation and decommissioning expense	**107.0**	141.3	(24.3%)
Taxes other than income	**46.1**	44.3	4.1%

Operating and Maintenance Expense

Operating and maintenance expenses increased $51.4 million, or 10.6%, for the year ended December 31, 2004, compared to 2003. Utility operating and maintenance expenses increased $36.3 million. Electric transmission and distribution costs were up $15.2 million at the utilities due primarily to an increase in transmission rates. Pension and postretirement medical costs incurred at the utilities increased $11.0 million. Additionally, $6.8 million of the increase was driven by amortization of costs incurred in conjunction with the implementation of the automated meter reading system and the purchase of the De Pere Energy Center (previously deferred as regulatory assets). Maintenance expenses at WPSC's coal-fired generation facilities were $4.2 million higher in 2004, compared to 2003, driven by an extension of the annual planned outage at the Pulliam 6 generation facility in 2004. Higher payroll and other benefit costs also contributed to the increase in operating and maintenance expenses. The fall refueling outage at Kewaunee did not significantly impact the year-over-year change in operating and maintenance expenses as there was also a refueling outage at Kewaunee in spring 2003, and the PSCW approved the deferral of incremental operating and maintenance expenses that were incurred as a direct result of the refueling outage extension ($1.8 million of operating and maintenance expenses were deferred in the fourth quarter of 2004 and collection is anticipated in 2006). Operating expenses at ESI increased $10.5 million mostly due to higher payroll, benefits, and other costs associated with continued business expansion. Operating and maintenance expenses at PDI decreased $0.8 million, primarily due to higher repair and maintenance expenses in 2003 due to mechanical difficulties related to fuel delivery systems at Sunbury. The decrease in repairs and maintenance at Sunbury was partially offset by higher operating and maintenance expenses as a result of repairs and maintenance expenses incurred in conjunction with outages at its Beaver Falls generation facility, the Combined Locks Energy Center, and the Westwood Generation Station.

Depreciation and Decommissioning Expense

Depreciation and decommissioning expense decreased $34.3 million, or 24.3%, for the year ended December 31, 2004, compared to 2003, due primarily to a decrease of $35.9 million resulting from lower realized gains on decommissioning trust assets and because the decommissioning trust was not funded in 2004 in anticipation of selling Kewaunee. Realized gains on decommissioning trust assets are substantially offset by depreciation expense pursuant to regulatory practice (see detailed discussion in "Miscellaneous Income" below). An increase in depreciation expense from plant asset additions at WPSC partially offset the decrease in decommissioning expense.

Other Income (Expense)

WPS Resources' Other Income (Expense) *(Millions)*	2004	2003	Change
Miscellaneous income	**$52.0**	$63.6	(18.2%)
Interest expense and distributions of preferred securities	**(59.9)**	(61.8)	(3.1%)
Minority interest	**3.4**	5.6	(39.3%)
Other (expense) income	**$ (4.5)**	$ 7.4	-

Miscellaneous Income

Miscellaneous income decreased $11.6 million, or 18.2%, for the year ended December 31, 2004, compared to 2003. The decrease in miscellaneous income is largely due to a decrease in realized gains on decommissioning trust assets of $33.5 million. There were significant realized gains recognized on decommissioning trust assets in the fourth quarter of 2003, which were driven by a change in the investment strategy for WPSC's qualified nuclear decommissioning trust assets. Qualified decommissioning trust assets were placed in more conservative investments in anticipation of the sale of Kewaunee. Pursuant to regulatory practice, realized gains on decommissioning trust assets are substantially offset by depreciation expense. A $1.5 million write-off of previously deferred financing costs associated with the redemption of our trust preferred securities in the first quarter of 2004 also unfavorably impacted miscellaneous income. Partially offsetting the decreases discussed above were an $8.7 million increase in equity earnings from investments, a $7.1 million increase in income recognized from the sale of Wisconsin land located along the Peshtigo River (discussed previously), a $4.4 million termination payment received from Duquesne Power in December 2004 as a result of Duquesne's termination of the asset sale agreement for Sunbury, and a combined $3.1 million increase related to higher royalties and a decrease in operating losses realized from our investment in a synthetic fuel producing facility. The increase in equity earnings was primarily related to our investments in ATC, Wisconsin River Power Company, and Wisconsin Valley Improvement Company. Equity earnings from ATC were $16.0 million in 2004, compared to $10.1 million in 2003. Royalty income recognized from the synthetic fuel facility increased as a result of higher production levels at this facility.

Minority Interest

The decrease in minority interest is related to the fact that PDI's partner in its subsidiary, ECO Coal Pellitization #12 LLC, was allocated more production from the synthetic fuel operation in 2003 compared to 2004. PDI's partner was not allocated any production from the synthetic fuel facility in the first quarter of 2004 as they requested additional production in the fourth quarter of 2003.

Provision for Income Taxes

The effective tax rate was 13.2% for the year ended December 31, 2004, compared to 22.2% for the year ended December 31, 2003. The decrease in the effective tax rate was driven by tax deductions pertaining to items that exceed the related book expense (including land donated to the WDNR in the fourth quarter of 2004), resulting in a $5.7 million decrease in the 2004 provision for income taxes compared to 2003, and a $9.6 million increase in the amount of tax credits recognized in 2004 (related to an increase in synthetic fuel tax credits produced in 2004 and the favorable settlement of several federal tax audits and refund claims related to prior tax years).

Our ownership interest in the synthetic fuel operation resulted in the recognition of $27.8 million of Section 29 federal tax credits for the year ended December 31, 2004, and $18.2 million of tax credits for 2003. The increase in synthetic fuel related tax credits was primarily due to an increase in tax credits produced and allocable to PDI, an increase in the value of the credits produced resulting from the higher Btu content of coal and the annual inflation adjustment allowed, and the favorable settlement of several tax audits and refund claims related to prior tax years.

Cumulative Effect of Change in Accounting Principles

On January 1, 2003, WPS Resources recorded a positive after-tax cumulative effect of a change in accounting principle of $3.5 million (primarily related to the operations of ESI) to income available for common shareholders as a net result of removing from its balance sheet the mark-to-market effects of contracts that do not meet the definition of a derivative. This change in accounting resulted from the decision of the Emerging Issues Task Force to preclude mark-to-market accounting for energy contracts that are not derivatives. The required change in accounting had no impact on the underlying economics or cash flows of the contracts.

In addition, the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations," at PDI resulted in a $0.3 million negative after-tax cumulative effect of a change in accounting principle in the first quarter of 2003, related to recording a liability for the closure of an ash basin at Sunbury.


2003 Compared with 2002


WPS Resources Overview

WPS Resources' 2003 and 2002 results of operations are shown in the following table:

WPS Resources' Results

(Millions, except share amounts)	2003	2002	Change
Consolidated operating revenues	$4,402.5	$1,548.3	184%
Income available for common shareholders	$94.7	$109.4	(13%)
Basic earnings per share	$2.87	$3.45	(17%)
Diluted earnings per share	$2.85	$3.42	(17%)

Total revenues increased significantly due to the required reclassification of previously reported 2002 revenues and cost of sales (see ESI's Segment Operations below for further information). Total revenues also increased due to sales volume growth at ESI, electric utility rate increases, and higher natural gas prices.

Income available for common shareholders was $94.7 million ($2.87 basic earnings per share) for the year ended December 31, 2003, compared to $109.4 million ($3.45 basic earnings per share) for the year ended December 31, 2002. Significant factors impacting the change in earnings and earnings per share are as follows (and are discussed in more detail below):

- Approved rate increases and a change in electric utility sales mix favorably impacted margins at the utilities.

- Cooler weather during the cooling season in 2003 negatively impacted electric utility margins.

- Colder weather during the heating season in 2003 positively impacted natural gas throughput volumes.

- Rising operating expenses (primarily pension and medical costs), together with a delay in receiving 2003 retail electric rate relief, negatively impacted electric utility earnings.

- ESI's November 2002 acquisition of a retail natural gas business in Canada and favorable settlements with several counterparties drove an increased year-over-year retail natural gas margin.

- ESI's electric margin improved as a result of acquisition synergies, improved management of retail operations in Michigan, and participation in the New Jersey Basic Generation Service Program.

- PDI's earnings were significantly lower in 2003, primarily as a result of an $18.2 million decrease in after-tax gains recognized from sales of portions of its interest in a synthetic fuel operation, lower margins, and a $5.1 million reduction in tax credits recognized from the synthetic fuel operation.

- Consolidated operating expenses increased in 2003.

- Also impacting basic earnings per share was an increase of 1.3 million in the weighted average number of outstanding shares of WPS Resources' common stock in 2003 compared to 2002. The increase was largely due to issuing 4,025,000 additional shares through a public offering in November 2003. Additional shares were also issued in 2003 under the Stock Investment Plan.

Overview of Utility Operations

Income available for common shareholders attributable to the electric utility segment was $60.0 million in 2003 compared to $61.0 million in 2002. Income available for common shareholders attributable to the gas utility segment was $15.7 million in 2003 compared to $18.4 million in 2002.

Electric Utility Segment Operations

WPS Resources' Electric Utility Segment Results *(Millions)*	2003	2002	Change
Revenues	$814.1	$763.1	7%
Fuel and purchased power costs	266.3	242.7	10%
Margins	$547.8	$520.4	5%
Sales in kilowatt-hours	14,346.7	14,547.6	(1%)

Electric utility segment revenues increased $51.0 million, or 7%, for the year ended December 31, 2003, compared to the year ended December 31, 2002. The increase was largely due to retail and wholesale electric rate increases for our Wisconsin and Michigan customers in accordance with new rate orders.

The electric utility margin increased $27.4 million, or 5%, in 2003 compared to 2002. Due primarily to the electric rate increases, electric margins at WPSC increased $20.2 million, or 4%. Electric margins at WPSC were also impacted favorably by a change in sales mix in 2003. While total sales volumes remained basically unchanged in 2003 compared to 2002, sales volumes to higher margin residential, and commercial and industrial customers increased slightly. The increase in sales volumes to these higher margin customer classes reflects growth within WPSC's service area and changes in the economy. These increases were partially offset by cooler weather during the cooling season for the year ended December 31, 2003, compared to the year ended December 31, 2002. Electric margins at UPPCO increased $7.2 million, or 17%, due primarily to retail electric rate increases, partially offset by a 3% decrease in sales volumes. The decrease in sales volumes was attributed to less favorable weather conditions for the year ended December 31, 2003, compared to the year ended December 31, 2002, and customer conservation of electricity made necessary due to a flood that occurred earlier in 2003.

Although the electric utility margin increased, electric utility segment earnings for the year ended December 31, 2003, decreased $1.0 million compared to the year ended December 31, 2002. The primary reason for the decrease in electric utility segment earnings was due to a decrease in earnings at WPSC attributed to a delay in receiving 2003 retail electric rate relief, together with rising operating expenses (primarily pension and medical costs). Rate relief for our increasing operating costs was expected on January 1, 2003; however, the increase in retail electric rates granted by the PSCW was not effective until March 21, 2003. The delay in receiving rate relief was a significant factor in our inability to achieve our authorized 12% return on equity in 2003. The decrease in earnings experienced by WPSC was partially offset by a modest increase in earnings at UPPCO due to the increase in rates.

Gas Utility Segment Operations

WPS Resources' Gas Utility Segment Results *(Millions)*	2003	2002	Change
Revenues	$404.2	$310.7	30%
Purchased gas costs	291.0	198.6	47%
Margins	$113.2	$112.1	1%
Throughput in therms	854.5	845.4	1%

Gas utility segment revenues increased $93.5 million, or 30%, for the year ended December 31, 2003, compared to the year ended December 31, 2002. The increase in gas utility revenues is mostly due to a 39% increase in the average cost of natural gas for the year ended December 31, 2003, compared to the prior year, partially offset by the 0.3% decrease in retail natural gas rates ordered by the PSCW, effective March 21, 2003.

The natural gas utility margin for the year ended December 31, 2003, increased $1.1 million, or 1%, compared to the year ended December 31, 2002. The increase in the natural gas utility margin can be attributed to a 1% increase in natural gas throughput volumes in 2003 compared to 2002.   Natural gas throughput volumes to our higher margin residential and commercial and industrial customers increased 6% in the aggregate, mostly as a result of colder weather in 2003 compared to 2002. Natural gas throughput volumes to our lower margin transport customers decreased 5% due to the rising price of natural gas together with their ability to use alternate fuel sources.

Despite the modest increase in gas utility margins, gas utility earnings for the year ended December 31, 2003, decreased $2.7 million compared to 2002. The decline is primarily due to rising operating expenses (primarily pension and medical costs) together with the decrease in natural gas rates mentioned above.

Overview of Nonregulated Operations

ESI's income available for common shareholders increased to $29.0 million in 2003 compared with $11.0 million in 2002, primarily as a result of increased electric and natural gas margins discussed below.

PDI recognized a net loss of $7.9 million in 2003 compared to income available for common shareholders of $24.0 million in 2002. PDI's earnings were negatively impacted by a decrease in gains recognized from the sale of portions of its interest in a synthetic fuel operation, lower margins, and a decrease in the amount of tax credits recognized.

ESI's Segment Operations

Total segment revenues at ESI were $3,081.6 million in 2003 compared to $362.8 million in 2002.   The total margin at ESI was $87.2 million in 2003 compared to $50.0 million in 2002. ESI's nonregulated natural gas and electric operations are the primary contributors to revenues and margins and are discussed below.

ESI's Natural Gas Results

(Millions except sales volumes)	2003	2002	Change
Nonregulated natural gas revenues	$2,696.6	$245.1	1,000%
Nonregulated natural gas cost of sales	2,652.5	210.2	1,162%
Margins	$ 44.1	$ 34.9	26%
Wholesale sales volumes in billion cubic feet *	252.4	233.8	8%
Retail sales volumes in billion cubic feet *	240.6	135.7	77%

* Represents gross physical volumes

ESI's nonregulated natural gas revenues increased $2,451.5 million for the year ended December 31, 2003, compared to the prior year. Approximately $997 million of the increase related to the required adoption of Issue No. 02-03, effective January 1, 2003 (see Trends - WPS Resources for more information about this accounting change). Volume growth driven by the acquisition of a retail natural gas business in Canada accounted for approximately $500 million of the increase in revenues in 2003. Most of the remaining increase was attributed to higher natural gas prices compared to the prior year.

Natural gas margins at ESI increased $9.2 million, or 26%, in 2003 compared to 2002. Approximately $6 million of the increase related to the November 1, 2002, acquisition of a retail natural gas business in Canada. The remaining increase related to favorable settlements of pending liabilities with several counterparties, partially offset by the change in accounting prescribed by the required adoption of Issue 02-03. See Cumulative Effect of Change in Accounting Principles below for further discussion.

ESI's Electric Results

(Millions)	2003	2002	Change
Nonregulated electric revenues	$382.6	$115.3	232%
Nonregulated electric cost of sales	341.8	102.6	233%
Margins	$ 40.8	$ 12.7	221%
Wholesale sales volumes in kilowatt-hours *	2,768.0	4,250.0	(35%)
Retail sales volumes in kilowatt-hours *	6,435.3	2,703.6	138%

* Represents gross physical volumes

ESI's nonregulated electric revenues increased $267.3 million for the year ended December 31, 2003, compared to the prior year. Approximately $130 million of the increase related to the required adoption of Issue 02-03. Another $88 million of the increase was attributed to participation in the New Jersey Basic Generation Services Program. ESI acquired 700 megawatts of fixed price load and 250 megawatts of variable priced load for the period from August 1, 2003, to May 31, 2004, as a result of its participation in this program. The remaining increase in nonregulated electric revenues was attributed to increased prices and expansion within existing service territories. ESI also acquired retail electric operations in Michigan in 2003. Prior to the acquisition, this operation was an electric wholesale customer of ESI; therefore, the acquisition did not have a significant impact on total revenues in 2003 compared to 2002. The acquisition did, however, account for most of the increase in retail sales volumes and related decrease in wholesale sales volumes in 2003 compared to 2002.

ESI's electric margin increased $28.1 million, or 221%, in 2003 compared to 2002. Approximately $26 million of the increase was due to acquisition synergies and improved management of retail operations in Michigan and participation in the New Jersey Basic Generation Service Program. The remaining increase in ESI's electric margins was largely due to the impact of the change in accounting prescribed by the required adoption of Issue 02-03, which precluded mark-to-market accounting for nonderivative trading contracts.

PDI's Segment Operations

PDI's Production Results *(Millions)*	2003	2002	Change
Nonregulated other revenues	$164.2	$146.0	12%
Nonregulated other cost of sales	125.5	93.7	34%
Margins	$38.7	$52.3	(26)%

PDI's revenues increased $18.2 million, or 12%, in 2003 compared to 2002. PDI's margin decreased $13.6 million, or 26%, in 2003 compared to 2002. The increase in revenues was primarily the result of increased generation from generating assets acquired in New York on June 1, 2002, revenues from the Combined Locks Energy Center that became fully operational in the second quarter of 2002, and an increase in generation at the hydroelectric plants in Maine and Canada as a result of increased rainfall, higher capacity revenues, and increased pricing on a renegotiated outtake contract. The decrease in margin was largely due to a decrease in capacity sales at Sunbury in 2003 due to the expiration of a sales contract and an increase in variable production expenses related to higher emission costs. Operations at PDI's Stoneman generating facility in Cassville, Wisconsin also contributed to the lower margin as a result of the expiration of an energy and capacity outtake contract that was not renewed.

Overview of Holding Company and Other Segment Operations

Holding Company and Other operations experienced a net loss of $2.1 million in 2003 compared to a net loss of $5.0 million in 2002. The decrease in the net loss experienced was largely related to an increase in gains recognized on hydroelectric land sales in 2003 compared to 2002 (recorded as a component of miscellaneous income), primarily due to a $6.2 million pre-tax gain recognized in 2003 from land sales to the WDNR. The sale of these hydroelectric lands was part of our asset management strategy, which was initiated in 2001, and was intended to optimize shareholder return from the sale, development, or use of certain assets or entire business units.

Operating Expenses

WPS Resources' Operating Expenses *(Millions)*	2003	2002	Change
Operating and maintenance expense	$486.2	$444.5	9%
Depreciation and decommissioning expense	141.3	98.0	44%
Taxes other than income	44.3	40.1	10%

Operating and Maintenance Expense

Operating expenses increased $41.7 million, or 9%, for the year ended December 31, 2003, compared to the year ended December 31, 2002. Utility operating expenses increased $30.7 million, or 9%, in 2003 compared to 2002. Approximately $18 million of the increase reflects higher pension, postretirement medical, and active medical costs. The remaining increase pertains to costs incurred for plant maintenance related to Kewaunee's scheduled refueling outage in 2003 (there was no refueling outage in 2002), additional operating expenses at Kewaunee, and wage increases. Operating expenses at ESI increased $12.0 million, or 40%, in 2003 compared to 2002, largely due to costs associated with business expansion, including the acquisition of a retail natural gas business in Canada and a retail electric business in Michigan.

Depreciation and Decommissioning Expense

Depreciation and decommissioning expense increased $43.3 million, or 44%, due primarily to an increase of $37.4 million from increased realized gains on the decommissioning trust assets that resulted in recording decommissioning expense approximately equal to the gains recognized in miscellaneous income pursuant to regulatory practice. The increase in realized gains was due primarily to the change in investment strategy for WPSC's qualified nuclear decommissioning trust assets. Qualified decommissioning trust assets were transferred to more conservative investments in 2003 pending the sale of Kewaunee, thus triggering realized gains. Most of the remaining increase resulted from plant asset additions at WPSC and PDI.

Taxes Other Than Income

Taxes other than income increased $4.2 million, or 10%, primarily due to an increase in gross receipts taxes paid by WPSC as a result of increased revenues.

Other Income (Expense)

WPS Resources' Other Income (Expense) *(Millions)*	2003	2002	Change
Miscellaneous income	$63.6	$47.8	33%
Interest expense and distributions of preferred securities	(61.8)	(61.6)	-%
Minority interest	5.6	-	-
Other income (expense)	$7.4	$ (13.8)	-

Miscellaneous Income

Miscellaneous income increased $15.8 million for the year ended December 31, 2003, compared to the year ended December 31, 2002. The increase in miscellaneous income was largely due to an increase in realized gains on the decommissioning trust assets of $36.4 million, which was primarily the result of the change in investment strategy for the qualified nuclear decommissioning trust assets. The realized gains were offset by increased decommissioning expense, as discussed above. Miscellaneous income also increased $6.2 million as a result of the sale of land to the WDNR and $8.1 million resulting from an increase in earnings from equity investments.

The increases in miscellaneous income were partially offset by lower gains from sales of ownership interests in PDI's synthetic fuel operation. PDI recognized a $7.6 million pre-tax gain in 2003 compared with a $38.0 million pre-tax gain in 2002 related to these sales. An increase in operating losses generated by the synthetic fuel operation due to increased production decreased miscellaneous income by approximately $3.5 million in 2003. The increased operating losses were driven by our partner's ability to utilize tax credits in 2003 and were offset by minority interest, which is discussed below. In the aggregate, the items mentioned above relating to the synthetic fuel operation resulted in a $33.9 million decrease in miscellaneous income.

The 2003 gain resulted from the 2002 sale of a portion of PDI's interest in its synthetic fuel operation. Similar gains from the 2002 sale are expected to be recognized annually through 2007, dependent upon production at the synthetic fuel facility. The gain reported in 2002 resulted from a 2001 sale of a portion of PDI's interest in a synthetic fuel operation, which was recognized in its entirety by December 31, 2002.

Minority Interest

As a result of PDI's sale of an approximate 30% interest in its subsidiary, ECO Coal Pelletization #12 LLC, on December 19, 2002, $5.6 million of losses related to the synthetic fuel operation and reported in miscellaneous income were allocated to PDI's partner and reported as a minority interest.

Provision for Income Taxes

The effective tax rate was 22.2% in 2003 compared to 18.1% in 2002. The increase in the effective tax rate in 2003 compared to 2002 was largely due to a decrease in tax credits that could be recognized from our ownership interest in a synthetic fuel operation. Tax credits recognized during the year ended December 31, 2003, decreased $5.1 million compared to the prior year, due to the sale of a portion of our interest in the synthetic fuel operation on December 19, 2002. Lower taxable income in 2003 also reduced the amount of tax credits that could be claimed. Our ownership interest in the synthetic fuel operation resulted in the recognition of $18.1 million of Section 29 tax credits as a reduction of federal income tax expense in 2003 compared to $23.2 million in 2002.

BALANCE SHEET - WPS RESOURCES

2004 Compared with 2003

Current assets from risk management activities decreased $141.6 million, or 27.3%, at December 31, 2004, compared to December 31, 2003, and current liabilities from risk management activities decreased $178.7 million, or 34.5%. Long-term assets from risk management activities decreased $29.7 million, or 28.5%, at December 31, 2004, compared to December 31, 2003, and long-term liabilities from risk management activities decreased $29.7 million, or 32.2%. The decrease in short-term risk management assets and liabilities was primarily related to changes in the forward price curve of natural gas. The decrease in long-term risk management assets and liabilities was driven by lower natural gas volumes under contract beyond one year and changes in the forward price curve for natural gas.

Property, plant, and equipment, net, increased $176.3 million to $2,076.5 million at December 31, 2004, compared to $1,900.2 million at December 31, 2003. This increase was mostly due to a $174.3 million increase in property, plant, and equipment at WPSC primarily related to capital expenditures associated with the construction of Weston 4 and the installation of automated meter reading.

Regulatory assets increased $33.2 million, from $127.7 million at December 31, 2003, to $160.9 million at December 31, 2004, largely due to the increase in environmental remediation liabilities related to manufactured gas plants at WPSC, as discussed below. WPSC expects to recover cleanup costs related to the manufactured gas plants, net of insurance recoveries, in future rates.

Short-term debt increased $254.4 million, from $38.0 million at December 31, 2003, to $292.4 million at December 31, 2004. Retirements of long-term debt and increased capital expenditures (primarily related to Weston 4) drove the increase in short-term debt.

Current portion of long-term debt decreased from $56.6 million at December 31, 2003, to $6.7 million at December 31, 2004. On January 19, 2004, WPSC retired early $49.9 million of its 7.125% series first mortgage bonds. These bonds had an original maturity date of July 1, 2023.

Accounts payable increased $78.7 million, from $510.7 million at December 31, 2003, to $589.4 million at December 31, 2004. Accounts payable at WPSC increased $40.2 million, driven by expenditures related to Weston 4. Accounts payable at ESI increased $38.0 million, primarily as a result of higher natural gas prices compared to the prior year.

The environmental remediation liability increased $30.5 million from December 31, 2003, to December 31, 2004. This liability primarily relates to clean-up costs associated with several manufactured gas plant sites at WPSC (see Note 17 to WPS Resources' Consolidated Financial Statements - Commitments and Contingencies, for more information). WPSC's estimate of future clean-up costs required to remediate these sites increased significantly to reflect the WDNR's application of sediment guidance that was recently issued.

Pension and postretirement benefit obligations decreased $43.1 million, or 31.3%, from December 31, 2003, to December 31, 2004, primarily due to a reduction in the minimum pension liability. The decrease in the minimum pension liability was driven by WPS Resources' merger of its two non-contributory qualified retirement plans. On a combined basis, the minimum pension liability and related pension asset were reduced pursuant to generally accepted accounting principles.

LIQUIDITY AND CAPITAL RESOURCES - WPS RESOURCES

We believe that our cash balances, liquid assets, operating cash flows, access to equity capital markets and borrowing capacity made available because of strong credit ratings, when taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of existing businesses and development of new projects. However, our operating cash flow and access to capital markets can be impacted by macroeconomic factors outside of our control. In addition, our borrowing costs can be impacted by short- and long-term debt ratings assigned by independent rating agencies. Currently, we believe these ratings are among the best in the energy industry (see Financing Cash Flows, *Credit Ratings* below).

Operating Cash Flows

During 2004, net cash provided by operating activities was $230.8 million, compared to $59.2 million in 2003.   The increase was driven by operating activities at ESI and WPSC. In 2003, operating activities at ESI used cash due primarily to increasing working capital requirements resulting from business growth and gas storage opportunities near the end of the year. ESI's natural gas operations did not experience the same level of growth in 2004 as they did in 2003, and storage opportunities were similar at the end of both years, which enabled ESI to generate additional operating cash flow in 2004. The increase in net cash provided by operating activities at WPSC was driven by improved operating results.

During 2003, net cash provided by operating activities was $59.2 million, compared with $194.0 million in 2002. The decrease was primarily due to increased working capital requirements, specifically at ESI and WPSC. Inventories increased due to high natural gas prices at both ESI and WPSC, as well as business growth at ESI. The inventory increase was also the result of ESI taking advantage of opportunities to put additional gas into storage at favorable relationships to forward prices. The change in receivables and payables was also attributable to the high natural gas prices as well as the business growth at ESI.

Investing Cash Flows

Net cash used for investing activities was $315.0 million in 2004, compared to $247.4 million in 2003. The increase was largely related to a $114.0 million increase in utility capital expenditures (see *Capital Expenditures* below), partially offset by a $50.4 million decrease in cash used for the purchase of equity investments and other acquisitions. Purchase of equity investments and other acquisitions consisted primarily of additional investments in ATC, capital contributions to ECO Coal Pelletization #12 LLC, and the acquisition of Advantage Energy in 2004. In 2003, purchase of equity investments and other acquisitions consisted primarily of WPSC's final payment for the purchase of the De Pere Energy Center, WPSC's purchase of a one-third interest in Guardian Pipeline, additional investments in ATC, and capital contributions to ECO Coal Pelletization. WPS Resources contributed capital of $15.7 million to ECO Coal Pelletization in 2004 and $14.0 million in 2003. See WPS Resources' Notes to Consolidated Financial Statements, Note 6 - Acquisitions and Sales of Asset for more information.

Net cash used for investing activities was $247.4 million in 2003 compared to $284.8 million in 2002, a decrease of $37.4 million. The decrease is largely attributed to a $51.4 million decrease in capital expenditures, mainly at the utilities and PDI (see *Capital Expenditures* below), as well as a $24.2 million increase in cash received from the sale of property, plant, and equipment. The majority of the increase in the sale of property, plant, and equipment was the result of WPSC's sale of $20.1 million of assets at book value related to the Wausau, Wisconsin, to Duluth, Minnesota, transmission line to ATC in June 2003. Partially offsetting this decrease was a $30.4 million increase in cash used for the purchase of equity investments and other acquisitions. The composition of purchase of equity investments and other acquisitions in 2003 is discussed above. In 2002, the purchase of equity investments and other acquisitions primarily related to PDI's acquisition of CH Resources and a $11.7 million capital contribution to ECO Coal Pelletization. See WPS Resources' Notes to Consolidated Financial Statements, Note 6 - Acquisitions and Sales of Assets for more information.

Capital Expenditures

Capital expenditures by business segment for the years ended December 31, 2004, 2003, and 2002 are as follows:

Millions	Years Ended December 31,		
	2004	2003	2002
Electric utility	**$223.0**	$131.0	$164.3
Gas utility	**62.7**	40.7	34.0
ESI	**1.6**	1.4	0.8
PDI	**4.8**	4.9	27.1
Other	**0.3**	(0.2)	3.0
WPS Resources Consolidated	**$292.4**	$177.8	$229.2

The increase in capital expenditures at the electric utility in 2004 as compared to 2003 is mainly due to higher capital expenditures associated with the construction of a 500-megawatt coal-fired Weston 4 generation facility located near Wausau, Wisconsin. Gas utility capital expenditures increased primarily due to the installation of automated meter reading. Capital expenditures at PDI and ESI remained fairly consistent between 2004 and 2003.

Capital expenditures in the electric utility were higher in 2002, as compared to 2003, mainly due to the construction of portions of the Pulliam combustion turbine at WPSC in 2002. Gas utility capital expenditures increased due to the installation of automated meter reading in 2003. PDI's capital expenditures were higher in 2002 compared to 2003 due to the installation of a low nitrogen oxide burner at Sunbury in 2002, as well as the conversion of the Combined Locks Energy Center to a combined cycle system in 2002. Capital expenditures at ESI remained fairly consistent between 2003 and 2002.

Financing Cash Flows

Net cash provided by financing activities was $73.5 million in 2004, compared to $195.6 million in 2003. Less cash was required from financing activities as a result of the increase in cash generated from operating activities in 2004, partially offset by higher capital expenditures incurred in 2004.

Net cash provided by financing activities was $195.6 million in 2003, compared to $90.2 million in 2002. The $105.4 million increase in cash provided by financing activities in 2003 is primarily related to the decrease in cash provided by operating activities in 2003 compared to 2002. A larger amount of investing activities was financed through common stock and debt issuances in 2003 as compared to the prior year.

Significant Financing Activities

WPS Resources had outstanding commercial paper borrowings of $279.7 million and $28.0 million at December 31, 2004, and 2003, respectively.   WPS Resources had other outstanding short-term debt of $12.7 million and $10.0 million as of December 31, 2004, and 2003, respectively. Short-term borrowings in 2004 were used primarily to fund capital expenditures related to Weston 4.

In 2004, 2003 and 2002 we issued new shares of common stock under our Stock Investment Plan and under certain stock-based employee benefit and compensation plans. As a result of these plans, equity increased $28.3 million, $31.0 million, and $28.3 million in 2004, 2003, and 2002, respectively.

On January 19, 2004, WPSC retired $49.9 million of its 7.125% series first mortgage bonds. These bonds had an original maturity date of July 1, 2023.

On January 8, 2004, WPS Resources retired $50.0 million of its 7.0% trust preferred securities. As a result of this transaction, WPSR Capital Trust I, a Delaware business trust, was dissolved.

WPSC issued $125.0 million of 4.80% 10-year senior notes in December 2003. The senior notes are collateralized by a pledge of first mortgage bonds and may become non-collateralized if WPSC retires all of its outstanding first mortgage bonds. The net proceeds from the issuance of the senior notes were used to call $49.9 million of 7.125% first mortgage bonds on January 19, 2004, fund construction costs and capital additions, reduce short-term indebtedness, and for other corporate utility purposes.

In November 2003, 4,025,000 shares of WPS Resources common stock were sold in a public offering at $43.00 per share, which resulted in a net increase in equity of $166.8 million. Net proceeds from this offering were used to retire the trust preferred securities in January 2004, reduce short-term debt, fund equity contributions to subsidiary companies, and for general corporate purposes.

In November 2003, PDI retired all of its notes payable under a revolving credit note, in the amount of $12.5 million.

WPSC called $9.1 million of 6.125% tax-exempt bonds in May 2003.

In March 2003, UPPCO retired $15.0 million of 7.94% first mortgage bonds that had reached maturity.

WPSC used short-term debt to retire $50.0 million of 6.8% first mortgage bonds on February 1, 2003, that had reached maturity.

WPSC issued $150.0 million of 4.875% 10-year senior notes in December 2002. The senior notes are collateralized by a pledge of first mortgage bonds and may become non-collateralized if WPSC retires all of its outstanding first mortgage bonds. WPSC used approximately $72 million of the net proceeds from the issuance of the senior notes to acquire the De Pere Energy Center and $69 million to retire short-term debt. The balance of the net proceeds was used for other corporate utility purposes.

WPS Resources issued $100.0 million of 5.375% 10-year senior non-collateralized notes in November 2002. We used approximately $55 million of the net proceeds from the issuance of these notes to repay short-term debt incurred to provide equity capital to our subsidiaries and the remainder for other corporate purposes.

In October 2002, WPSC retired $50.0 million of 7.30% first mortgage bonds that had reached maturity.

Credit Ratings

WPS Resources and WPSC use internally generated funds and commercial paper borrowing to satisfy most of their capital requirements. WPS Resources also periodically issues long-term debt and common stock to reduce short-term debt, maintain desired capitalization ratios, and fund future growth.
WPS Resources may seek nonrecourse financing for funding nonregulated acquisitions.
WPS Resources' commercial paper borrowing program provides for working capital requirements of the nonregulated businesses and UPPCO. WPSC has its own commercial paper borrowing program. WPSC also periodically issues long-term debt, receives equity contributions from WPS Resources, and makes payments for return of capital to WPS Resources to reduce short-term debt, fund future growth, and maintain capitalization ratios as authorized by the PSCW. The specific forms of long-term financing, amounts, and timing depend on the availability of projects, market conditions, and other factors.

The current credit ratings for WPS Resources and WPSC are listed in the table below.

Credit Ratings	Standard & Poor's	Moody's
WPS Resources		
Senior unsecured debt	A	A1
Commercial paper	A-1	P-1
Credit line syndication	-	A1
WPSC		
Bonds	A+	Aa2
Preferred stock	A-	A2
Commercial paper	A-1	P-1
Credit line syndication	-	Aa3

In January 2005, Standard & Poor's downgraded its ratings for WPSC one ratings level and established a negative outlook. At the same time, Standard & Poor's affirmed WPS Resources ratings but changed the outlook from stable to negative. In taking these actions, Standard & Poor's cited WPSC's substantial capital spending program and the risk profile of WPSR's nonregulated businesses.

In November 2003, Moody's downgraded its long-term ratings for WPS Resources and WPSC one ratings level, leaving only commercial paper ratings unchanged. Moody's downgrade of WPS Resources was based principally on a gradual shift in the company's financial and business risk profile attributable to the growth of nonregulated businesses, the impact of weaker wholesale power markets, and a relatively high dividend payout. Moody's downgrade of WPSC was based on the expectation that the utility's substantial capital spending program will exceed its retained cash flow through 2007, which is likely to lead to a meaningful increase in debt. Following the 2003 downgrade, Moody's set the ratings outlook at stable for both WPS Resources and WPSC.

We believe these ratings continue to be among the best in the energy industry, and allow us to access commercial paper and long-term debt markets on favorable terms. Credit ratings are not recommendations to buy, are subject to change, and each rating should be evaluated independently of any other rating.

Rating agencies use a number of both quantitative and qualitative measures in determining a company's credit rating. These measures include business risk, liquidity risk, competitive position, capital mix, financial condition, predictability of cash flows, management strength, and future direction. Some of the quantitative measures can be analyzed through a few key financial ratios, while the qualitative ones are more subjective.

WPS Resources and WPSC hold credit lines to back 100% of their commercial paper borrowing and letters of credit. These credit facilities are based on a credit rating of A-1/P-1 for WPS Resources and A-1/P-1 for WPSC. A significant decrease in the commercial paper credit ratings could adversely affect the companies by increasing the interest rates at which they can borrow and potentially limiting the availability of funds to the companies through the commercial paper market. A restriction in the companies' ability to use commercial paper borrowing to meet their working capital needs would require them to secure funds through alternate sources resulting in higher interest expense, higher credit line fees, and a potential delay in the availability of funds.

ESI maintains underlying agreements to support its electric and natural gas trading operations. In the event of a deterioration of WPS Resources' credit rating, many of these agreements allow the counterparty to demand additional assurance of payment. This provision could pertain to existing business, new business or both with the counterparty. The additional assurance requirements could be met with letters of credit, surety bonds, or cash deposits and would likely result in WPS Resources being required to maintain increased bank lines of credit or incur additional expenses, and could restrict the amount of business ESI can conduct.

ESI uses the NYMEX and over-the-counter financial markets to hedge its exposure to physical customer obligations. These hedges are closely correlated to the customer contracts, but price movements on the hedge contracts may require financial backing. Certain movements in price for contracts through the NYMEX exchange require posting of cash deposits equal to the market move. For the over-the-counter market, the underlying contract may allow the counterparty to require additional collateral to cover the net financial differential between the original contract price and the current forward market. Increased requirements related to market price changes usually only result in a temporary liquidity need that will unwind as the sales contracts are fulfilled.

Future Capital Requirements and Resources

Contractual Obligations

The following table summarizes the contractual obligations of WPS Resources, including its subsidiaries.

Contractual Obligations As of December 31, 2004 (*Millions*)	Total Amounts Committed	Payments Due By Period			
		Less Than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Long-term debt principal and interest payments	$1,316.6	$ 58.9	$ 118.8	$269.7	$ 869.2
Operating leases	18.2	4.2	4.5	3.6	5.9
Commodity purchase obligations	3,600.4	2,243.7	696.6	212.6	447.5
Purchase orders	499.6	305.7	163.3	30.6	-
Capital contributions to equity method investment	175.3	56.2	97.5	21.6	-
Other	221.7	32.6	48.2	46.6	94.3
Total contractual cash obligations	$5,831.8	$2,701.3	$1,128.9	$584.7	$1,416.9

Long-term debt principal and interest payments represent bonds issued, notes issued, and loans made to WPS Resources and its subsidiaries. We record all principal obligations on the balance sheet. Commodity purchase obligations represent mainly commodity purchase contracts of WPS Resources and its subsidiaries. Energy supply contracts at ESI included as part of commodity purchase obligations are generally entered into to meet obligations to deliver energy to customers. WPSC and UPPCO expect to recover the costs of their contracts in future customer rates. Purchase orders include obligations related to normal business operations and large construction obligations, including 100% of Weston 4 obligations even though we expect 30% of these costs to be paid by Dairyland Power Cooperative after certain conditions are met. Capital contributions to equity method investment include our commitment to fund a portion of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line. Other mainly represents expected pension and post-retirement funding obligations.

Capital Requirements

WPSC makes large investments in capital assets. Net construction expenditures are expected to be approximately $1.2 billion in the aggregate for the 2005 through 2007 period (upon the closing of the sale of Kewaunee, expenditures would decrease approximately $73.8 million during this period). The largest of these expenditures is for the construction of Weston 4, in which WPSC is expected to incur costs of $432 million between 2005 through 2007, assuming 100% ownership in 2005, and 70% ownership in 2006 and 2007 after the expected purchase of a 30% interest in Weston 4 by Dairyland Power Cooperative.

As part of its regulated utility operations, on September 26, 2003, WPSC submitted an application for a Certificate of Public Convenience and Necessity to the PSCW seeking approval to construct Weston 4, a 500-megawatt coal-fired generation facility near Wausau, Wisconsin. The facility is estimated to cost approximately $770 million (including the acquisition of coal trains). As of December 31, 2004, WPSC has incurred a total cost of $94.9 million related to this project. In addition, WPSC expects to incur additional construction costs through the date the plant goes into service of approximately $41 million to fund construction of the transmission facilities required to support Weston 4. ATC will reimburse WPSC for the construction costs of the interconnection and related carrying costs when Weston 4 becomes commercially operational which is expected to occur in June 2008.

On October 7, 2004, we received the final PSCW order granting authority to proceed with construction of Weston 4 contingent upon receipt of an air permit. The air permit was issued by the WDNR on October 19, 2004. We believe the air permit is one of the most stringent in the nation, which means that Weston 4 will be one of the cleanest plants of its kind in the United States. Construction began in October 2004, and on November 15, 2004, a petition was filed with the WDNR contesting the air permit issued. On December 2, 2004, the WDNR granted the petition and forwarded the matter to the Division of Hearings and Appeals. Construction continues and it is anticipated that the contested case hearing will be held in the second half of 2005.

Other significant anticipated expenditures during this three-year period (2005 to 2007) include:

- mercury and pollution control projects - $188 million

- corporate services infrastructures - $34 million

- jointly owned 500-megawatt base-load plant - $65 million

- nuclear fuel - $43 million

Other capital requirements for the three-year period include a potential contribution of $3.3 million to the Kewaunee decommissioning trust fund if the sale of Kewaunee is not completed.

On April 18, 2003, the PSCW approved WPSC's request to transfer its interest in the Wausau, Wisconsin, to Duluth, Minnesota, transmission line to the ATC. WPS Resources committed to fund 50% of total project costs incurred up to $198 million, and receive additional equity in ATC. WPS Resources may terminate funding if the project extends beyond January 1, 2010. On December 19, 2003, WPSC and ATC received approval to continue the project at a new cost estimate of $420.3 million. The updated cost estimate reflects additional costs for the project resulting from time delays, added regulatory requirements, changes and additions to the project at the request of local governments, and ATC overhead costs. Completion of the line is expected in 2008. WPS Resources has the right, but not the obligation, to provide additional funding in excess of $198 million up to its portion of the revised cost estimate. For the period 2005 through 2008, we expect to make capital contributions of approximately $175 million for our portion of the Wausau to Duluth transmission line. Our commitment to fund this transmission line could decrease up to 50% if Minnesota Power exercises its option to fund a portion of the project.

WPS Resources expects to provide additional capital contributions to ATC of approximately $36 million for the period 2005 through 2007 for other projects.

UPPCO is expected to incur construction expenditures of about $47 million in the aggregate for the period 2005 through 2007, primarily for electric distribution improvements and repairs and safety measures at hydroelectric facilities.

Capital expenditures identified at PDI for 2005 through 2007 are expected to be approximately $7.4 million, primarily for fuel improvements and blade replacement at WPS Empire State.

Capital expenditures identified at ESI for 2005 through 2007 are expected to be approximately $7.0 million, largely due to the Advantage Energy acquisition and computer equipment related to business expansion and normal technology upgrades.

All projected capital and investment expenditures are subject to periodic review and revision and may vary significantly from the estimates depending on a number of factors, including, but not limited to, industry restructuring, regulatory constraints, acquisition opportunities, market volatility, and economic trends. Other capital expenditures for WPS Resources and its subsidiaries for 2005 through 2007 could be significant depending on its success in pursuing development and acquisition opportunities. When appropriate, WPS Resources may seek nonrecourse financing for a portion of the cost of these acquisitions.

Capital Resources

As of December 31, 2004, both WPS Resources and WPSC were in compliance with all of the covenants under their lines of credit and other debt obligations.

For the period 2005 through 2007, WPS Resources plans to use internally generated funds net of forecasted dividend payments, cash proceeds from pending asset sales, and debt and equity financings to fund capital requirements. WPS Resources plans to maintain debt to equity ratios at appropriate levels to support current ratings and corporate growth. Management believes WPS Resources has adequate financial flexibility and resources to meet its future needs.

WPS Resources has the ability to issue up to an additional $176.9 million of debt or equity under its currently effective shelf registration statement. WPSC has the ability to issue up to an additional $375.0 million of debt under its currently effective shelf registration statements. The shelf registrations are subject to the ultimate terms and conditions to be determined prior to the actual issuance of specific securities.

WPS Resources and WPSC have 364-day credit line facilities for $400.0 million and $115.0 million, respectively. The credit lines are used to back 100% of WPS Resources' and WPSC's commercial paper borrowing programs and letters of credit for WPS Resources. As of December 31, 2004, there was a total of $141.7 million and $20.2 million available under WPS Resources' and WPSC's credit lines, respectively.

In 2003, WPS Resources announced its plan to sell Sunbury, and WPSC announced its plan to sell its portion of Kewaunee. We anticipate being able to complete the sale of Sunbury in 2005. See the *Kewaunee* paragraph below for a discussion on this potential sale. A portion of the proceeds related to the Sunbury sale may be used to pay the non-recourse debt related to the plant. A portion of the proceeds related to the Kewaunee sale will be used to retire debt at WPSC. The remainder of the proceeds from both the Sunbury and Kewaunee sales will be used by WPS Resources for investing activities and general corporate purposes of its subsidiaries, including reducing the amount of outstanding debt. For more information regarding the Kewaunee sale, see the discussion below. For an update on the sale of Sunbury, see Note 4, "Assets Held for Sale," to WPS Resources' Notes to Consolidated Financial Statements.

Other Future Considerations

Sunbury

WPS Resources made capital contributions of $24.5 million to Sunbury in 2004 to compensate for the impact of lower capacity revenues, as well as adjustments to Sunbury's operating plan. These funds have been used to cover operating losses, make principal and interest payments, and purchase emission allowances. In 2004, WPS Resources' Board of Directors granted authorization to contribute up to $32.8 million of additional capital to Sunbury. Of that amount, $8.3 million remains available in 2005, as authorized by WPS Resources' Board of Directors.

On September 30, 2004, PDI received a letter of termination from Duquesne Power, L.P. related to the previously announced agreement to sell Sunbury to Duquesne for approximately $120 million. Duquesne issued its letter of termination following a determination by the Pennsylvania Public Utility Commission not to reconsider its earlier approved Provider of Last Resort plan, which Duquesne believed did not satisfy a closing condition in the agreement. PDI is continuing its efforts to sell Sunbury. The carrying value of Sunbury is about $117 million, and this project carries approximately $66 million of project-financed debt. Based upon consideration of all information available at this time, management determined that no adjustment to the carrying value of Sunbury was required in 2004. Although management cannot predict the precise timetable or ultimate outcome, PDI is progressing with the sale process, and anticipates being able to complete the sale of Sunbury in 2005. For an update on the sale of Sunbury, see Note 4, "Assets Held for Sale," to WPS Resources' Notes to Consolidated Financial Statements.

Kewaunee

On November 7, 2003, WPSC entered into a definitive agreement to sell its 59% ownership interest in Kewaunee to a subsidiary of Dominion Resources, Inc. The other joint owner of Kewanee, Wisconsin Power and Light Company, also agreed to sell its 41% ownership interest in Kewaunee to Dominion. The transaction is subject to approvals from various regulatory agencies, of which all major approvals have been obtained, except for approval by the PSCW. The PSCW rejected the sale on November 19, 2004. However, WPSC, Wisconsin Power and Light Company, and Dominion Resources, Inc. offered a proposal addressing the PSCW's concerns in December 2004. In January 2005, the PSCW agreed to reconsider its decision on this transaction and we expect a decision to be rendered in March 2005.

WPSC estimates that its share of the cash proceeds from the sale will approximate $130 million, subject to various post-closing adjustments. The cash proceeds from the sale are expected to slightly exceed the carrying value of the WPSC assets being sold. In addition to the cash proceeds, WPSC will retain ownership of the assets contained in its non-qualified decommissioning trust, one of two funds that were established to cover the eventual decommissioning of Kewaunee. The net of tax fair value of the non-qualified decommissioning trust's assets at December 31, 2004, was $102.5 million. Dominion will assume responsibility for the eventual decommissioning of Kewaunee and will receive WPSC's qualified decommissioning trust assets that had a net of tax fair value of $242.0 million at December 31, 2004. WPSC has requested deferral of the gain or loss resulting from this transaction and related costs from the PSCW. Accordingly, the gain or loss on the sale of the plant assets and the related non-qualified decommissioning trust assets are expected to be returned to customers under future rate orders.

On February 20, 2005, Kewaunee was temporarily removed from service after a potential design weakness was identified in a backup cooling system. Plant engineering staff identified the concern and the unit was shutdown in accordance with the plant license. A modification is being made to resolve the issue and it is anticipated that the unit will be back in service at 100% power by mid April. WPSC intends to file a request with the PSCW for recovery of incremental costs associated with fuel, purchased power, and operating and maintenance costs. WPSC and Dominion remain committed to the sale of Kewaunee.

Asset Management Strategy

WPS Resources is finalizing its sales strategy for the balance of its identified excess real estate holdings. This strategy is expected to provide for WPS Resources to meet its average annualized earnings per share goal.

Regulatory

For a discussion of regulatory considerations, see Note 22, Regulatory Environment, to WPS Resources' Notes to Consolidated Financial Statements.

American Jobs Creation Act of 2004

On October 22, 2004, the President of the United States signed into law the American Jobs Creation Act of 2004 ("2004 Jobs Act"). The 2004 Jobs Act introduces a new deduction, the "United States production activities deduction." This domestic production provision allows as a deduction an amount equal to a specified percent of the lesser of the qualified production activities income of the taxpayer for the taxable year or taxable income for the taxable year. The deduction is phased in, providing a deduction of three percent of income through 2006, a six percent deduction through 2009, and a nine percent deduction after 2009. On December 21, 2004, the FASB issued final staff position ("FSP") 109-1, effective the same day, on accounting for the effects of the domestic production deduction provisions. The FSP 109-1 said the deduction should be accounted for as a special deduction rather than a tax rate reduction. The FSP 109-1 also said the special deduction should be considered by an enterprise in measuring deferred taxes when graduated tax rates are a significant factor and also in assessing if a valuation allowance is necessary. On December 8, 2004, the PSCW issued an order authorizing WPSC to defer of the revenue requirements impacts resulting from the 2004 Jobs Act. The Internal Revenue Service and Department of Treasury issued interim guidance on January 19, 2005, covering the implementation of the domestic production provision of the 2004 Jobs Act. WPS Resources is currently reviewing this guidance in order to quantify the tax impact of this deduction or identify all potential tax issues related to the 2004 Jobs Act. However, pursuant to regulatory treatment, WPS Resources expects any tax benefits derived from utility operations to be deferred and passed on to customers in future rates.

Section 29 Federal Tax Credits

The current rise in oil prices may result in a reduction or elimination of the Section 29 federal tax credits expected for future years. A phase out or elimination of the Section 29 federal tax credits would have no impact on the value of alternative minimum tax credits WPS Resources is carrying forward as a result of prior production of Section 29 federal tax credits. WPS Resources is assessing the impact of this issue on future operations and evaluating alternatives to potentially protect the ongoing economic benefits of the synthetic fuel facility.

GUARANTEES AND OFF BALANCE SHEET ARRANGEMENTS - WPS RESOURCES

As part of normal business, WPS Resources and its subsidiaries enter into various guarantees providing financial or performance assurance to third parties on behalf of certain subsidiaries. These guarantees are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended commercial purposes.

The guarantees issued by WPS Resources include inter-company guarantees between parents and their subsidiaries, which are eliminated in consolidation, and guarantees of the subsidiaries' own performance. As such, these guarantees are excluded from the recognition, measurement, and disclosure requirements of FIN No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others."

At December 31, 2004, 2003, and 2002, outstanding guarantees totaled $977.9 million, $981.8 million, and $652.2 million, respectively, as follows:

WPS Resources' Outstanding Guarantees (Millions)	December 31, 2004	December 31, 2003	December 31, 2002
Guarantees of subsidiary debt	$ 27.2	$ 39.7	$ 38.8
Guarantees supporting commodity transactions of subsidiaries	863.9	874.4	584.3
Standby letters of credit	80.9	61.1	22.7
Surety bonds	0.6	1.1	6.4
Other guarantee	5.3	5.5	-
Total guarantees	$977.9	$981.8	$652.2

WPS Resources' Outstanding Guarantees (Millions) Commitments Expiring	Total Amounts Committed At December 31, 2004	Less Than 1 Year	1 to 3 Years	4 to 5 Years	Over 5 Years
Guarantees of subsidiary debt	$ 27.2	$ -	$ -	$ -	$ 27.2
Guarantees supporting commodity transactions of subsidiaries	863.9	812.6	22.4	12.9	16.0
Standby letters of credit	80.9	68.0	12.9	-	-
Surety bonds	0.6	0.6	-	-	-
Other guarantee	5.3	-	-	-	5.3
Total guarantees	$977.9	$881.2	$35.3	$12.9	$48.5

At December 31, 2004, WPS Resources had outstanding $27.2 million in corporate guarantees supporting indebtedness. Of that total, $27.0 million supports outstanding debt at one of PDI's subsidiaries. The underlying debt related to these guarantees is reflected on the consolidated balance sheet.

WPS Resources' Board of Directors has authorized management to issue corporate guarantees in the aggregate amount of up to $1.2 billion to support the business operations of ESI. WPS Resources primarily issues the guarantees to counterparties in the wholesale electric and natural gas marketplace to provide counterparties the assurance that ESI will perform on its obligations and permit ESI to operate within these markets. The amount of guarantees actually issued by WPS Resources to support the business operations at ESI at December 31, 2004, was $817.7 million, and this is reflected in the table above. These guarantees reflect the amount of outstanding business ESI could have with the counterparties holding the guarantees at any point in time. At December 31, 2004, the actual amount of ESI's obligations to counterparties supported by WPS Resources' parental guarantees was $132.6 million.

At December 31, 2004, WPS Resources had issued $38.3 million in corporate guarantees to support the business operation of PDI, which are reflected in the above table. WPS Resources issues the guarantees for indemnification obligations related to business purchase agreements and counterparties in the wholesale electric marketplace to meet their credit requirements and permit PDI to operate within these markets. The amount supported is dependent on the amount of the outstanding obligations that PDI has with the parties holding the guarantees at any point in time. At December 31, 2004, the amount of PDI's obligations supported by WPS Resources' parental guarantees was $4.7 million. In February 2004, WPS Resources' Board of Directors authorized management to issue corporate guarantees in the aggregate amount of up to $30.0 million to support business operations at PDI in addition to guarantees that receive specific WPS Resources Board authorization.

Another $7.9 million of corporate guarantees support energy and transmission supply at UPPCO and are not reflected on WPS Resources' consolidated balance sheet. In February 2004, WPS Resources' Board of Directors authorized management to issue corporate guarantees in the aggregate amount of up to $15.0 million to support the business operations of UPPCO. Corporate guarantees issued in the future under the Board authorized limit may or may not be reflected on WPS Resources' consolidated balance sheet, depending on the nature of the guarantee.

At WPS Resources' request, financial institutions have issued $80.9 million in standby letters of credit for the benefit of third parties that have extended credit to certain subsidiaries. If a subsidiary does not pay amounts when due under a covered contract, the counterparty may present its claim for payment to the financial institution, which will request payment from WPS Resources. Any amounts owed by our subsidiaries are reflected in the consolidated balance sheet.

At December 31, 2004, WPS Resources furnished $0.6 million of surety bonds for various reasons including worker compensation coverage and obtaining various licenses, permits, and rights-of-way. Liabilities incurred as a result of activities covered by surety bonds are included in the consolidated balance sheet.

The other guarantee of $5.3 million listed on the above table was issued by WPSC to indemnify a third party for exposures related to the construction of utility assets. This amount is not reflected on the consolidated balance sheet.

WPS Resources guarantees the potential retrospective premiums that could be addressed under WPS Resources' nuclear insurance program.

See Note 23, "Variable Interest Entities," to WPS Resources' Notes to the Consolidated Financial Statements for information on the implementation of Interpretation No. 46R. Interpretation No. 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties.

MARKET PRICE RISK MANAGEMENT ACTIVITIES - WPS RESOURCES

Market price risk management activities include the electric and natural gas marketing and related risk management activities of ESI. ESI's marketing and trading operations manage power and natural gas procurement as an integrated portfolio with its retail and wholesale sales commitments. Derivative instruments are utilized in these operations. ESI measures the fair value of derivative instruments (including NYMEX exchange and over-the-counter contracts, natural gas options, natural gas and electric power physical fixed price contracts, basis contracts, and related financial instruments) on a mark-to-market basis. The fair value of derivatives is shown as "assets or liabilities from risk management activities" in the consolidated balance sheets.

The offsetting entry to assets or liabilities from risk management activities is to other comprehensive income or earnings, depending on the use of the derivative, how it is designated, and if it qualifies for hedge accounting. The fair values of derivative instruments are adjusted each reporting period using various market sources and risk management systems. The primary input for natural gas pricing is the settled forward price curve of the NYMEX exchange, which includes contracts and options. Basis pricing is derived from published indices and documented broker quotes. ESI bases electric prices on published indices and documented broker quotes. The following table provides an assessment of the factors impacting the change in the net value of ESI's assets and liabilities from risk management activities for the 12 months ended December 31, 2004.

ESI Mark-to-Market Roll Forward *(Millions)*	Natural Gas	Electric	Total
Fair value of contracts at January 1, 2004	$13.3	$ 6.3	$19.6
Less - contracts realized or settled during period	10.9	(2.0)	8.9
Plus - changes in fair value of contracts in existence at December 31, 2004	29.2	5.4	34.6
Fair value of contracts at December 31, 2004	$31.6	$13.7	$45.3

The fair value of contracts at January 1, 2004, and December 31, 2004, reflects the values reported on the balance sheet for net mark-to-market current and long-term risk management assets and liabilities as of those dates. Contracts realized or settled during the period includes the value of contracts in existence at January 1, 2004, that were no longer included in the net mark-to-market assets as of December 31, 2004, along with the amortization of those derivatives later designated as normal purchases and sales under SFAS No. 133. Changes in fair value of existing contracts include unrealized gains and losses on contracts that existed at January 1, 2004, and contracts that were entered into subsequent to January 1,

2004, which are included in ESI's portfolio at December 31, 2004. There were, in many cases, offsetting positions entered into and settled during the period resulting in gains or losses being realized during the current period. The realized gains or losses from these offsetting positions are not reflected in the table above.

Market quotes are more readily available for short duration contracts. The table below shows the sources of fair value and maturity of ESI's risk management instruments.

ESI Risk Management Contract Aging at Fair Value As of December 31, 2004					
Source of Fair Value *(Millions)*	Maturity Less Than 1 Year	Maturity 1 to 3 Years	Maturity 4 to 5 Years	Maturity in Excess of 5 Years	Total Fair Value
Prices actively quoted	$27.4	$1.8	-	-	$29.2
Prices provided by external sources	8.1	5.1	-	-	13.2
Prices based on models and other valuation methods	2.8	0.1	-	-	2.9
Total fair value	$38.3	$7.0	-	-	$45.3

We derive the pricing for most contracts in the above table from active quotes or external sources. "Prices actively quoted" includes NYMEX contracts and basis swaps. "Prices provided by external sources" includes electric and natural gas contract positions for which pricing information is obtained primarily through broker quotes. "Prices based on models and other valuation methods" includes electric contracts for which reliable external pricing information does not exist.

ESI, as a result of PDI's ownership of generating assets in New York, has acquired transmission congestion contracts, which are financial contracts, that hedge price risk between zones within the New York Independent System Operator. The contracts were marked to fair value using a combination of modeled forward prices and market quotes. The fair market value of the contracts at December 31, 2004, was $0.7 million.

ESI employs a variety of physical and financial instruments offered in the marketplace to limit risk exposure associated with fluctuating commodity prices and volumes, enhance value, and minimize cash flow volatility. However, the application of hedge accounting rules causes ESI to experience earnings volatility associated with electric and natural gas operations. While risks associated with power generating capacity and power sales are economically hedged, certain transactions do not meet the definition of a derivative or qualify for hedge accounting under generally accepted accounting principles. Consequently, gains and losses from the generating capacity do not always match with the related physical and financial hedging instruments in some reporting periods. The result can cause volatility in ESI's reported period-by-period earnings; however, the financial impact of this timing difference will reverse at the time of physical delivery and/or settlement of the hedge transaction. The accounting treatment does not impact the underlying cash flows or economics of these transactions. At December 31, 2004, the unrealized mark-to-market gains were $5.4 million for ESI's electric operations and related hedges that did not qualify for cash flow hedge treatment under SFAS No. 133. See *Results of Operations - Overview of Nonregulated Operations - ESI's Segment Operations* for information regarding earnings volatility associated with the natural gas storage cycle.

CRITICAL ACCOUNTING POLICIES - WPS RESOURCES

We have identified the following accounting policies to be critical to the understanding of our financial statements because their application requires significant judgment and reliance on estimations of matters that are inherently uncertain. WPS Resources' management has discussed these critical accounting policies with the Audit Committee of the Board of Directors.

Risk Management Activities

WPS Resources has entered into contracts that are accounted for as derivatives under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. At December 31, 2004, those derivatives not designated as hedges are primarily commodity contracts to manage price risk associated with wholesale and retail natural gas purchase and sale activities and electric energy contracts. Management's expectations and intentions are key factors in determining the appropriate accounting for a derivative transaction, and as a result, such expectations and intentions are documented. Cash flow hedge accounting treatment may be used when WPS Resources contracts to buy or sell a commodity at a fixed price for future delivery corresponding with anticipated physical sales or purchases. Fair value hedge accounting may be used when WPS Resources holds firm commitments and enters into transactions that hedge the risk that the price of a commodity may change between the contract's inception and the physical delivery date of the commodity. To the extent that the fair value of a hedge instrument is fully effective in offsetting the transaction being hedged, there is no impact on income available for common shareholders prior to settlement of the hedge. In addition, WPS Resources may apply the normal purchases and sales exemption, provided by SFAS No. 133, as amended, to certain contracts. The normal purchases and sales exception provides that no recognition of the contract's fair value in the consolidated financial statements is required until the settlement of the contract.

Derivative contracts that are determined to fall within the scope of SFAS No. 133, as amended, are recorded at fair value on the Consolidated Balance Sheet of WPS Resources. Changes in fair value, except those related to derivative instruments designated as cash flow hedges, are generally included in the determination of income available for common shareholders at each financial reporting date until the contracts are ultimately settled. When available, quoted market prices are used to record a contract's fair value. If no active trading market exists for a commodity or for a contract's duration, fair value is estimated through the use of internally developed valuation techniques or models. Such estimates require significant judgment as to assumptions and valuation methodologies deemed appropriate by WPS Resources' management. As a component of the fair value determination, WPS Resources maintains reserves to account for the estimated direct costs of servicing and holding certain of its contracts based upon administrative costs, credit/counterparty risk, and servicing margin with both fixed and variable components. The effect of changing the underlying servicing and credit/counterparty risk assumptions is as follows:

Change in Assumption (Millions)	Effect to Operating Reserve at December 31, 2004
100% increase	$ 11.4
50% decrease	$(5.7)

These potential changes to the operating reserve would be shown as part of the Nonregulated cost of fuel, gas and purchased power on the Consolidated Statements of Income and current and long-term Assets/Liabilities from risk management activities on the Consolidated Balance Sheets.

Asset Impairment

WPS Resources annually reviews its assets for impairment. SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," and SFAS No. 142, "Goodwill and Other Intangible Assets," form the basis for these analyses.

The review for impairment of tangible assets is more critical to PDI than to our other segments because of its significant investment in property, plant, and equipment and lack of access to regulatory relief that is available to our regulated segments. At December 31, 2004, the carrying value of PDI's property, plant, and equipment totaled $212.0 million. We believe that the accounting estimate related to asset impairment of power plants is a "critical accounting estimate" because: (1) the estimate is susceptible to change from period to period because it requires management to make assumptions about future market sales pricing, production costs, capital expenditures and generation volumes and (2) the impact of recognizing an impairment could be material to our financial position or results of operations.

Management's assumptions about future market sales prices and generation volumes require significant judgment because actual market sales prices and generation volumes have fluctuated in the past as a result of changing fuel costs, environmental changes, and required plant maintenance and are expected to continue to do so in the future.

The primary estimates used at PDI in the impairment analysis are future revenue streams and operating costs. A combination of input from both internal and external sources is used to project revenue streams. PDI's operations group forecasts future operating costs with input from external sources for fuel costs and forward energy prices. These estimates are modeled over the projected remaining life of the power plants using the methodology defined in SFAS No. 144. PDI evaluates property, plant, and equipment for impairment whenever indicators of impairment exist. These indicators include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in the use of the assets or business strategy related to such assets, and significant negative industry or economic trends. SFAS No. 144 requires that if the sum of the undiscounted expected future cash flows from a company's asset is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements. For assets held for sale, impairment charges are recorded if the carrying value of such assets exceeds the estimated fair value less costs to sell. The amount of impairment recognized is calculated by reducing the carrying value of the asset to its fair value.

Throughout 2004, PDI tested its power plants for impairment whenever events or changes in circumstances indicated that their carrying amount may not be recoverable. No impairment charges were recorded in 2004 as a result of these recoverability tests. Results of past impairment tests may not necessarily be an indicator of future tests given the criticality of the accounting estimates involved, as discussed more fully above. Changes in actual results or assumptions could result in an impairment.

WPSC recorded goodwill of $36.4 million in its gas utility segment following the merger of Wisconsin Fuel and Light into WPSC in 2001. The goodwill is tested for impairment yearly based on the guidance of SFAS No. 142. The test for impairment includes assumptions about future profitability of the gas utility segment and the correlation between our gas utility segment and published projections for other similar gas utility segments. A significant change in the natural gas utility market and/or our projections of future profitability could result in a loss being recorded on the income statement related to a decrease in the goodwill asset as a result of the impairment test.

Receivables and Reserves

Our regulated natural gas and electric utilities and ESI accrue estimated amounts of revenue for services rendered but not yet billed. Estimated unbilled sales are calculated using actual generation and throughput volumes, recorded sales, and weather factors. The estimated unbilled sales are assigned different rates based on historical customer class allocations. At December 31, 2004, 2003, and 2002, the amount of unbilled revenues was $113.2 million, $90.0 million, and $105.9 million, respectively. Any difference between actual sales and the estimates or weather factors would cause a change in the estimated revenue.

WPS Resources records reserves for potential uncollectible customer accounts as an expense on the income statement and an uncollectible reserve on the balance sheet. WPSC records a regulatory asset to offset its uncollectible reserve. Because the nonregulated energy marketing business involves higher credit risk, the reserve is more critical to ESI than to our other segments. At ESI, the reserve is based on historical uncollectible experience and specific customer identification where practical. If the assumption that historical uncollectible experience matches current customer default is incorrect, or if a specific customer with a large account receivable that has not previously been identified as a risk defaults, there could be significant changes to the expense and uncollectible reserve balance.

Pension and Postretirement Benefits

The costs of providing non-contributory defined benefit pension benefits and other postretirement benefits, described in Note 18 to the Consolidated Financial Statements, are dependent upon numerous factors resulting from actual plan experience and assumptions regarding future experience.

Pension costs and other postretirement benefit costs are impacted by actual employee demographics (including age, compensation levels, and employment periods), the level of contributions we make to the plan, and earnings on plan assets. Other postretirement benefit costs are also impacted by health care cost trends. Pension and other postretirement benefit costs may be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets, discount rates used in determining the projected benefit and other postretirement benefit obligation and pension and other postretirement benefit costs, and health care cost trends. Changes made to the plan provisions may also impact current and future pension and other postretirement benefit costs.

WPS Resources' pension plan assets and other postretirement benefit plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased pension costs in future periods. Management believes that such changes in costs would be recovered at our regulated segments through the ratemaking process.

The following chart shows how a given change in certain actuarial assumptions would impact the projected benefit obligation, the net amount recognized on the balance sheet, and the reported annual pension cost on the income statement as they relate to all of our defined benefit pension plans. Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption *(Millions, except percentages)*	Percent Change in Assumption	Impact on Projected Benefit Obligation	Impact on Net Amount Recognized	Impact on Pension Cost
Discount rate	(0.5)	$ 44.2	$(3.7)	$ 3.7
Discount rate	0.5	(41.6)	3.7	(3.7)
Rate of return on plan assets	(0.5)	N/A	(2.6)	2.6
Rate of return on plan assets	0.5	N/A	2.6	(2.6)

The following chart shows how a given change in certain actuarial assumptions would impact the projected other postretirement benefit obligation, the reported other postretirement benefit liability on the balance sheet, and the reported annual other postretirement benefit cost on the income statement. Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption *(Millions, except percentages)*	Percent Change in Assumption	Impact on Postretirement Benefit Obligation	Impact on Postretirement Benefit Liability	Impact on Postretirement Benefit Cost
Discount rate	(0.5)	$23.8	$(1.9)	$ 1.9
Discount rate	0.5	(20.5)	1.6	(1.6)
Health care cost trend rate	(1.0)	(34.7)	4.8	(4.8)
Health care cost trend rate	1.0	42.0	(5.2)	5.2
Rate of return on plan assets	(0.5)	N/A	(0.7)	0.7
Rate of return on plan assets	0.5	N/A	0.7	(0.7)

In selecting an assumed discount rate, we consider long-term Corporate Aa rated bond yield rates. To select an assumed rate of return on plan assets, we consider the historical returns and the future expectations for returns for each asset class, as well as the target allocation of the benefit trust portfolios. In selecting assumed health care cost trend rates, we consider past performance and forecasts of health care costs.

Regulatory Accounting

The electric and gas utility segments of WPS Resources follow SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," and our financial statements reflect the effects of the different ratemaking principles followed by the various jurisdictions regulating these segments. We defer certain items that would otherwise be immediately recognized as expenses and revenues because our regulators have authorized deferral as regulatory assets and regulatory liabilities for future recovery or refund to customers. Future recovery of regulatory assets is not assured, but is generally subject to review by regulators in rate proceedings for matters such as prudence and reasonableness. Management regularly assesses whether these regulatory assets and liabilities are probable of future recovery or refund by considering factors such as regulatory environment changes and the status of any pending or potential deregulation legislation. Once approved, we amortize the regulatory assets and liabilities into income over the rate recovery period. If recovery of costs is not approved or is no longer deemed probable, these regulatory assets or liabilities are recognized in current period income.

If our electric and gas utility segments no longer meet the criteria for application of SFAS No. 71, we would discontinue its application as defined under SFAS No. 101, "Regulated Enterprises - Accounting for the Discontinuation of Application of SFAS No. 71." Assets and liabilities recognized solely due to the actions of rate regulation would no longer be recognized on the balance sheet and would be classified as an extraordinary item in income for the period in which the discontinuation occurred. A write-off of all WPS Resources' regulatory assets and regulatory liabilities at December 31, 2004, would result in a 3.6% decrease in total assets, an 8.7% decrease in total liabilities, and a 68.4% increase in income before taxes.

Tax Provision

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes for each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must also assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance, which is offset by an expense within the tax provisions in the income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. The assumptions involved are supported by historical data and reasonable projections. Significant changes in these assumptions could have a material impact on WPS Resources' financial condition and results of operations.

RELATED PARTY TRANSACTIONS - WPS RESOURCES

WPS Resources has investments in related parties that are accounted for under the equity method of accounting. These include WPS Investments, LLC's (a consolidated subsidiary of WPS Resources) investments in ATC and Guardian Pipeline; WPSC's investment in Wisconsin River Power Company; and WPS Nuclear Corporation's (a consolidated subsidiary of WPS Resources) investment in Nuclear Management Company. WPS Resources also had an investment in WPSR Capital Trust I, which was dissolved January 8, 2004. See Note 10 of WPS Resources' Notes to the Consolidated Financial Statements, "Investments in Affiliates, at Equity Method," for information regarding related party transactions involving ATC, Guardian Pipeline, and Nuclear Management Company. Note 24, "Company-Obligated Mandatorily Redeemable Trust Preferred Securities of Preferred Stock Trust," contains information regarding WPSR Capital Trust I.

TRENDS - WPS RESOURCES

Environmental

See Note 17, "Commitments and Contingencies," to the WPS Resources' Notes to Consolidated Financial Statements for a detailed discussion of WPS Resources' environmental commitments and contingencies.

Energy and Capacity Prices

Prices for electric energy and capacity have been extremely volatile over the past three years. WPS Resources' nonregulated entities are impacted by this volatility, which has been driven by the exit of many of the largest speculative traders, equilibrium between natural gas supply and demand, changes in the economy, and significant overbuilding of generation capacity.

Although electric energy prices are currently high due to increased natural gas prices, we expect that electric capacity prices will continue to be depressed for several years. Pressure on capacity prices will continue until existing reserve margins are depleted either by load growth or capacity retirements. PDI has been negatively impacted by the depressed capacity prices and volatile energy prices discussed above, and as a result we have taken certain steps to reduce our exposure to the merchant marketplace.

In 2004, PDI entered into tolling agreements with ESI to market electric production from its facilities and to manage natural gas costs for its gas-fired generation facilities. ESI is utilizing various financial tools, including forwards and options, to limit exposure and extract additional value from volatile commodity prices. PDI continues to manage costs of fuel for its coal-fired facilities.

Synthetic Fuel Operation

See Note 17, "Commitments and Contingencies," for a detailed discussion of WPS Resources' synthetic fuel production facility.

Industry Restructuring

The Ohio Legislature passed a Senate Bill in May 1999 instituting market-based rates, competitive retail electric services and establishing a market development period that began January 1, 2001, and was to end no later than December 31, 2005. This bill required Ohio electric distribution companies to file electric transition plans, including the collection of transition costs and freezing generation rates at a 5% discount during the course of the market development period. At the end of the market development period, rates would be set at a market-based price. However, the Public Utilities Commission of Ohio, recognizing the competitive electric market has not developed as envisioned and fearing rate shock at the end of the market development period, requested the Ohio electric distribution utilities to file rate stabilization plans covering the 2006-2008 time period. The 2006-2008 rate stabilization plans are expected to provide rate certainty, financial stability for the electric distribution utilities, and to further develop the competitive market.

Since 2001, ESI has been the supplier to approximately 100,000 residential, small commercial, and government facilities in the FirstEnergy service areas under the State of Ohio provisions for Opt-out Electric Aggregation Programs. On June 9, 2004, the Public Utilities Commission of Ohio ordered a competitive bid auction be developed and conducted and approved a modified version of the rate stabilization plan submitted by FirstEnergy. The FirstEnergy Rate Stabilization Plan would establish electric rates consumers would pay beginning in 2006 if the auction does not produce better benefits.

ESI participated as an intervener in the FirstEnergy Rate Stabilization Plan and competitive bid process cases in an effort to preserve the competitive electric business established in the FirstEnergy service areas in the 2006-2008 time period. ESI filed comments requesting modifications to the competitive bid process to allow for fair competition. In October 2004, the Public Utilities Commission of Ohio issued orders directing FirstEnergy to modify the competitive bid process based on filed comments and direction from independent consultants and scheduled the auction for December 8, 2004.

The competitive bid process was conducted on December 8, 2004, concluding the same day. On December 9, 2004, the Public Utility Commission of Ohio rejected the auction price citing the clearing price of 5.45 cents per kilowatt-hour was inadequate in comparison to the FirstEnergy Rate Stabilization Plan. While the details of the rate comparison and auction results have not been made public; the Public Utility Commission of Ohio requested stakeholder comments relative to what information to maintain as confidential and for what period of time. The Public Utility Commission of Ohio intends to conduct a similar auction next year, believing the economy of the power market will improve, increasing the probability of an acceptable auction clearing price.

Given the auction results, the FirstEnergy Rate Stabilization Plan will be implemented. ESI participated in recent case developments relative to the price to be paid by customers who return from competitive supply to default service during the Rate Stabilization Plan period. Continued service by ESI beyond December 31, 2005, to customers of the existing aggregation programs will be dependent on the ability of the communities to comply with the FirstEnergy Rate Stabilization Plan requirements imposed on governmental aggregation programs and improved market power prices.

Meanwhile, on September 23, 2004, an Ohio House Bill was introduced, proposing change to the electric restructuring law. The bill proposes to give the Public Utilities Commission of Ohio explicit authority to implement rate stabilization plans, where it has been determined that there is insufficient development of the generation market or lack of effective competition in an electric utility's service area and ensuring against any undue competitive disadvantage between Ohio and regional customers of an electric utility of its affiliates. Recent news releases indicate an increased momentum in the Ohio General Assembly for legislation that would make major changes to Senate Bill 3 in 2005.

On July 1, 2004, Senate Bills 1331-1336 were introduced in Michigan to amend legislation enacted in June 2000, which initially established a competitive supply alternative for customers in the state's electricity market. On October 6, 2004, Senate Bill S-1 was introduced as a substitute for Senate Bill 1331. As the Michigan legislature closed out 2004 with this package of bills not being voted out of the Senate Energy and Technology Committee, they must be reintroduced and sponsored again, if they are to be addressed in 2005. It is our expectation that such a move will be initiated early in 2005.

Under current legislation, Michigan's regulated utilities were able to securitize overrun costs associated with large generation assets and the MPSC was provided the authority to administer the Electric Choice program to ensure the interests of all stakeholders were met. Under the current Electric Choice program, ESI, through its subsidiary Quest Energy, LLC, has established itself as a significant supplier to the industrial and commercial markets, achieving contract demand levels of approximately 900 megawatts, and annual sales volumes of 3.6 million megawatt-hours. The initial Senate bills contained provisions that would have substantially harmed the Electric Choice market and returned Michigan to a model of the regulated supply monopoly. If similar legislation is proposed and passed in 2005, it could diminish the benefits of competitive supply for Michigan business customers. The impact on ESI could range from maintaining Michigan business with little or no growth, to an inability to re-contract any business, leading to a possible decision by ESI to exit Michigan's electric market and redirect resources to more vibrant markets. It is not unreasonable to expect changes that will have some level of negative impact on ESI, but it would be unlikely that Michigan customers will lose all of the benefits of competition and revert back to a fully regulated monopoly supply. ESI is actively participating in the legislative and regulatory process in order to protect its interests in Michigan.

WPSC, UPPCO, and ESI are members of the Midwest Independent System Operator (ISO), which is in the process of restructuring the bulk electric power market across its footprint. The implementation of market restructuring by the Midwest ISO is currently expected to occur April 1, 2005. Such restructuring could have an impact on the costs associated with serving utility customers' energy requirements; however, given the anticipated regulatory treatment of any potential cost differences, WPSC does not currently expect the ultimate outcome will have a material impact on its results of operations or financial condition. WPSC, UPPCO, and ESI are working closely with the Midwest ISO and the FERC to ensure that there is a smooth transition to the new market in order to minimize any impact on them and their customers. ESI currently participates in markets that have gone through comparable transitions. We believe this past experience has prepared ESI for the Midwest ISO transition and positions ESI to manage the risk and pursue the opportunities that will exist.

Seams Elimination Charge Adjustment

ESI has identified an issue that could create financial exposure through March 2006. Through a series of orders issued by FERC, Regional Through and Out Rates for transmission service between the Midwest ISO and the PJM Interconnection have been eliminated effective December 1, 2004. The FERC ordered a transitional pricing mechanism called the Seams Elimination Charge Adjustment (SECA) to be put into place on December 1, 2004, through March 31, 2006, which would be paid by load serving entities. The purpose of the SECA is to compensate transmission owners (during the 16-month transition period) for the revenue they would no longer receive due to the elimination of the Regional Through and Out Rates. Because ESI is a load serving entity, it will be billed for SECA charges based on its power imports during 2002 and 2003. Although actual SECA charges have only been calculated for the first 4 months of the 16-month period, total exposure for the 16-month transitional period is estimated to be approximately $13 million for Michigan and $2 million for Ohio.

On February 10, 2005, FERC issued an order accepting compliance filings implementing the SECA effective December 1, 2004, subject to refund and surcharge, as appropriate, and setting the case in its entirety for a formal hearing. It is anticipated that the case could take a year or more to reach a final decision. In addition, matters related to the justness and reasonableness and other legal challenges to the SECA itself remain pending before FERC on rehearing. It is not known when FERC will issue an order on these requests for rehearing. It appears that ESI will be required to pay the SECA charges during this process, subject to refund. ESI has actively participated in the SECA case since its beginning and believes its position has strong merits. The application and legality of the SECA is being challenged by many other load serving entities and ESI will continue to pursue all avenues to appeal and/or reduce the SECA obligations. In the interim, the exposure will be managed through customer charges and other available avenues, where feasible. Through existing contracts, ESI has the ability to pass SECA charges on to customers. However, doing so may hinder ESI's competitiveness in the marketplace.

New Accounting Pronouncements

See Note 1(v), "New Accounting Pronouncements," for a detailed discussion of new accounting pronouncements.

IMPACT OF INFLATION - WPS RESOURCES

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and report operating results in terms of historic cost. The statements provide a reasonable, objective, and quantifiable statement of financial results; but they do not evaluate the impact of inflation. Under rate treatment prescribed by utility regulatory commissions, WPSC's and UPPCO's projected operating costs are recoverable in revenues. Because rate forecasting assumes inflation, most of the inflationary effects on normal operating costs are recoverable in rates. However, in these forecasts, WPSC and UPPCO are only allowed to recover the historic cost of plant via depreciation. Our nonregulated businesses include inflation in forecasted costs. However, any increase from inflation is offset with projected business growth. Therefore, the estimated effect of inflation on our nonregulated businesses is minor.

Exhibit 99.4

See Item 8.01 of the accompanying Current Report on Form 8-K for a detailed discussion of the facts surrounding, rationale for and other matters involving the following disclosure.

The following information replaces portions of Item 8 (Financial Statements and Supplementary Data) previously filed in the Annual Report on Form 10-K for the year ended December 31, 2004 of WPS Resources. All other sections of Item 8 are unchanged.

A. CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31 (Millions, except per share data)	2004	2003	2002
Nonregulated revenue	$3,658.8	$3,218.8	$498.0
Utility revenue	1,292.0	1,183.7	1,050.3
Total revenues	4,950.8	4,402.5	1,548.3
Nonregulated cost of fuel, gas, and purchased power	3,514.9	3,084.2	395.6
Utility cost of fuel, gas, and purchased power	576.2	532.3	419.0
Operating and maintenance expense	537.6	486.2	444.5
Depreciation and decommissioning expense	107.0	141.3	98.0
Taxes other than income	46.1	44.3	40.1
Operating income	169.0	114.2	151.1
Miscellaneous income	52.0	63.6	47.8
Interest expense and distributions on trust preferred securities	(59.9)	(61.8)	(61.6)
Minority interest	3.4	5.6	-
Other (expense) income	(4.5)	7.4	(13.8)
Income before taxes	164.5	121.6	137.3
Provision for income taxes	21.7	27.0	24.8
Net income before cumulative effect of change in accounting principles	142.8	94.6	112.5
Cumulative effect of change in accounting principles, net of tax	-	3.2	-
Net income before preferred stock dividends of subsidiary	142.8	97.8	112.5
Preferred stock dividends of subsidiary	3.1	3.1	3.1
Income available for common shareholders	$139.7	$94.7	$109.4
Average shares of common stock			
Basic	37.4	33.0	31.7
Diluted	37.6	33.2	32.0
Earnings per common share (basic)			
Net income before cumulative effect of change in accounting principles	$3.74	$2.77	$3.45
Cumulative effect of change in accounting principles	-	0.10	-
Earnings per common share (basic)	$3.74	$2.87	$3.45
Earnings per common share (diluted)			
Net income before cumulative effect of change in accounting principles	$3.72	$2.75	$3.42
Cumulative effect of change in accounting principles	-	0.10	-
Earnings per common share (diluted)	$3.72	$2.85	$3.42
Dividends per common share	$2.20	$2.16	$2.12

The accompanying notes to WPS Resources Corporation's consolidated financial statements are an integral part of these statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

WPS RESOURCES CORPORATION

B. CONSOLIDATED BALANCE SHEETS

At December 31 (Millions)	2004	2003
Assets		
Cash and cash equivalents	$40.0	$50.7
Restricted funds	-	3.2
Accounts receivable - net of reserves of $8.0 and $6.6, respectively	531.3	502.4
Accrued unbilled revenues	113.2	90.0
Inventories	196.1	182.5
Current assets from risk management activities	376.5	518.1
Assets held for sale	24.1	25.2
Deferred income taxes	-	4.2
Other current assets	91.5	91.5
Current assets	1,372.7	1,467.8
Property, plant, and equipment, net	2,076.5	1,900.2
Nuclear decommissioning trusts	344.5	332.3
Regulatory assets	160.9	127.7
Long-term assets from risk management activities	74.6	104.3
Other	347.6	364.2
Total assets	$4,376.8	$4,296.5
Liabilities and Shareholders' Equity		
Short-term debt	$292.4	$38.0
Current portion of long-term debt	6.7	56.6
Note payable to preferred stock trust	-	51.5
Accounts payable	589.4	510.7
Current liabilities from risk management activities	338.6	517.3
Deferred income taxes	9.1	-
Other current liabilities	73.2	87.5
Current liabilities	1,309.4	1,261.6
Long-term debt	865.7	871.9
Deferred income taxes	71.0	84.7
Deferred investment tax credits	16.2	17.7
Regulatory liabilities	288.3	304.4
Environmental remediation liabilities	68.4	37.9
Pension and postretirement benefit obligations	94.6	137.7
Long-term liabilities from risk management activities	62.5	92.2
Asset retirement obligations	366.6	346.1
Other	91.2	88.0
Long-term liabilities	1,924.5	1,980.6
Commitments and contingencies		
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock equity	1,091.8	1,003.2
Total liabilities and shareholders' equity	$4,376.8	$4,296.5

The accompanying notes to WPS Resources Corporation's consolidated financial statements
are an integral part of these statements.

WPS RESOURCES CORPORATION

C. CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(Millions)	Comprehensive Income	Total	Employee Stock Plan Guarantees and Deferred Compensation Trust	Common Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2001	-	$715.9	($4.2)	$31.5	$325.4	$373.6	($7.7)	($2.7)
Income available for common shareholders	$109.4	109.4	-	-	-	109.4	-	-
Other comprehensive income - cash flow hedges (net of tax of $3.1)	(4.6)	(4.6)	-	-	-	-	-	(4.6)
Other comprehensive income - minimum pension liability (net of tax of $1.8)	(2.7)	(2.7)	-	-	-	-	-	(2.7)
Comprehensive income	$102.1	-	-	-	-	-	-	-
Issuance of common stock	-	28.3	-	0.5	21.7	-	6.1	-
Purchase of common stock	-	(1.3)	(1.3)	-	-	-	-	-
Dividends on common stock	-	(67.1)	-	-	-	(67.1)	-	-
Other	-	4.9	0.1	-	4.7	-	0.1	-
Balance at December 31, 2002	-	$782.8	($5.4)	$32.0	$351.8	$415.9	($1.5)	($10.0)
Income available for common shareholders	$94.7	94.7	-	-	-	94.7	-	-
Other comprehensive income - cash flow hedges (net of tax of $4.8)	7.2	7.2	-	-	-	-	-	7.2
Other comprehensive income - minimum pension liability (net of tax of $8.2)	(12.3)	(12.3)	-	-	-	-	-	(12.3)
Other comprehensive income - currency translation	0.1	0.1	-	-	-	-	-	0.1
Comprehensive income	$89.7	-	-	-	-	-	-	-
Issuance of common stock	-	197.7	-	4.8	191.8	-	1.1	-
Purchase of common stock	-	(1.0)	(1.0)	-	-	-	-	-
Dividends on common stock	-	(71.8)	-	-	-	(71.8)	-	-
Other	-	5.8	(0.1)	-	5.9	-	-	-
Balance at December 31, 2003	-	$1,003.2	($6.5)	$36.8	$549.5	$438.8	($0.4)	($15.0)
Income available for common shareholders	$139.7	139.7	-	-	-	139.7	-	-
Other comprehensive income - cash flow hedges (net of tax of $3.1)	4.6	4.6	-	-	-	-	-	4.6
Other comprehensive income - minimum pension liability (net of tax of $4.0)	(6.0)	(6.0)	-	-	-	-	-	(6.0)
Other comprehensive income - currency translation	0.3	0.3	-	-	-	-	-	0.3
Comprehensive income	$138.6	-	-	-	-	-	-	-
Issuance of common stock	-	26.3	-	0.6	25.6	-	0.1	-
Dividends on common stock	-	(81.3)	-	-	-	(81.3)	-	-
Other	-	5.0	(1.9)	0.1	7.0	(0.2)	-	-
Balance at December 31, 2004	-	**$1,091.8**	**($8.4)**	**$37.5**	**$582.1**	**$497.0**	**($0.3)**	**($16.1)**

The accompanying notes to WPS Resources Corporation's consolidated financial statements are an integral part of these statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

WPS RESOURCES CORPORATION

D. CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31			
(Millions)	2004	2003	2002
Operating Activities			
Net income before preferred stock dividends of subsidiary	$142.8	$97.8	$112.5
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and decommissioning	107.0	141.3	98.0
Amortization of nuclear fuel and other	49.0	47.2	50.6
Unrealized gain on investments	(5.5)	(38.7)	(1.7)
Pension and postretirement expense	39.8	26.4	5.2
Pension and postretirement funding	(17.8)	(15.6)	(7.3)
Deferred income taxes and investment tax credit	(1.8)	1.3	3.5
Unrealized (gains) losses on nonregulated energy contracts	(10.3)	10.4	5.8
Gain on sales of partial interest in synthetic fuel operation	(7.5)	(7.6)	(38.0)
Gain on sale of property, plant, and equipment	(16.2)	(7.0)	(0.6)
Cumulative effect of change in accounting principles, net of tax	-	(3.2)	-
Other	(10.0)	(33.7)	(8.1)
Changes in working capital, net of businesses acquired			
Receivables, net	(67.7)	(183.4)	(79.8)
Inventories	(14.7)	(76.2)	20.3
Other current assets	(1.2)	(19.3)	(6.0)
Accounts payable	48.2	106.8	56.5
Other current liabilities	(3.3)	12.7	(16.9)
Net cash operating activities	**230.8**	59.2	194.0
Investing Activities			
Capital expenditures	(292.4)	(177.8)	(229.2)
Sale of property, plant, and equipment	26.9	31.9	7.7
Purchase of equity investments and other acquisitions	(52.3)	(102.7)	(72.3)
Decommissioning funding	(0.3)	(3.0)	(2.6)
Other	3.1	4.2	11.6
Net cash investing activities	**(315.0)**	(247.4)	(284.8)
Financing Activities			
Short-term debt - net	251.2	14.7	3.9
Issuance of long-term debt	-	125.0	250.3
Repayment of long-term debt, note to preferred stock trust and capital lease	(108.4)	(90.7)	(132.5)
Payment of dividends			
Preferred stock	(3.1)	(3.1)	(3.1)
Common stock	(81.3)	(71.8)	(67.1)
Issuance of common stock	26.3	197.7	28.3
Purchase of common stock	-	(1.0)	(1.3)
Other	(11.2)	24.8	11.7
Net cash financing activities	**73.5**	195.6	90.2
Change in cash and cash equivalents	**(10.7)**	7.4	(0.6)
Cash and cash equivalents at beginning of year	50.7	43.3	43.9
Cash and cash equivalents at end of year	**$40.0**	$50.7	$43.3

The accompanying notes to WPS Resources Corporation's consolidated financial statements are an integral part of these statements.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

WPS RESOURCES

E. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The notes to the consolidated financial statements that follow include consolidated WPS Resources footnotes and certain combined footnotes for both WPS Resources and its wholly owned subsidiary registrant, WPSC. WPSC's financial statements also include supplemental footnotes related to WPSC. Refer to Item 8, Section L for a listing of the combined footnotes included in the WPS Resources notes and the supplemental footnotes that are applicable to the WPSC registrant.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Nature of Operations--WPS Resources is a holding company. Our wholly owned subsidiary, WPSC, is an electric and natural gas utility. WPSC supplies and distributes electric power and natural gas in its franchised service territory in northeastern Wisconsin and an adjacent portion of the Upper Peninsula of Michigan. Our other wholly owned utility subsidiary, UPPCO, is an electric utility. UPPCO supplies and distributes electric energy to a portion of the Upper Peninsula of Michigan. Another wholly owned subsidiary, WPS Resources Capital Corporation, is a holding company for our nonregulated businesses, ESI and PDI. ESI is a diversified energy supply and services company. PDI is an electric generation company.

The term "utility" refers to the regulated activities of WPSC and UPPCO, while the term "nonutility" refers to the activities of WPSC and UPPCO that are not regulated. The term "nonregulated" refers to activities other than those of WPSC and UPPCO.

(b)   Consolidation Basis of Presentation--The Consolidated Financial Statements include the accounts of WPS Resources and all majority owned subsidiaries, after eliminating significant intercompany transactions and balances. If a minority owner's equity is reduced to zero, our policy is to record 100% of the subsidiary's losses until the minority owner makes capital contributions or commitments to fund its share of the operating costs. The cost method of accounting is used for investments when WPS Resources owns less than 20% of the voting stock of the company, unless other evidence indicates we have significant influence over the operating and financial policies of the investee. Investments in businesses not controlled by WPS Resources, but over which we have significant influence regarding the operating and financial policies of the investee, are accounted for using the equity method. For additional information on our equity method investments see Note 10, "Investments in Affiliates, at Equity Method."

(c)   Use of Estimates--We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. We make estimates and assumptions that affect reported amounts. These estimates and assumptions include assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

(d)   Cash and Cash Equivalents--We consider short-term investments with an original maturity of three months or less to be cash equivalents.

Cash paid for taxes during 2004, 2003, and 2002 was $37.0 million, $21.9 million, and $34.6 million, respectively. During 2004, 2003, and 2002, cash paid for interest totaled $54.4 million, $57.9 million, and $52.3 million, respectively.

Non-cash transactions were as follows:

(Millions)	2004	2003	2002
Weston 4 construction costs funded through accounts payable	$22.6	$ -	$ -
Minimum pension liability equity adjustment	6.0	12.3	2.7
Restricted cash	3.2	1.0	17.8
Debt assumed in Advantage acquisition	3.2	-	-
Exchange of transmission assets for equity interest in ATC	-	5.9	-
Conversion of indebtedness to equity in Quest Energy LLC	-	-	2.4
Debt assumed in WPS Empire State acquisition	-	-	0.9

(e)   Revenue and Customer Receivables--Revenues are recognized on the accrual basis and include estimated amounts for electric and natural gas services rendered but not billed. Approximately 6.5% of WPS Resources' total revenue and approximately 10.1% of WPSC's total revenue in 2004 was from companies in the paper products industry.

WPSC and UPPCO use automatic fuel and purchased power adjustment clauses for the MPSC retail electric portions of their business. WPSC also uses automatic fuel and purchased power adjustment clauses for its FERC wholesale electric business; however, at UPPCO, most wholesale electric contracts are special contracts and have no automatic fuel and purchased power adjustment clauses. The Wisconsin retail electric portion of WPSC's business uses a "cost variance range" approach, based on a specific estimated fuel and purchased power cost for the forecast year. If WPSC's actual fuel and purchased power costs fall outside this range, the PSCW can authorize an adjustment to future rates. Decreases to rates can be implemented without a hearing, unless requested by WPSC, Commission Staff, or interveners, while increases to rates are generally subject to a hearing. For more information on current regulatory actions related to the fuel and purchased power adjustment clauses, see Note 22, "Regulatory Environment."

The PSCW approved a modified one-for-one gas cost recovery plan for WPSC commencing in January 1999. This plan allows WPSC to pass changes in the cost of natural gas on to system natural gas customers, subject to regulatory review by the Commission for reasonableness.

The MPSC has approved one-for-one recovery of prudently incurred natural gas costs for WPSC, subject to regulatory review. The MPSC also approved a natural gas cost recovery factor adjustment mechanism for WPSC for the period November 2004 through October 2005. This adjustment mechanism allows WPSC to upwardly adjust the natural gas rates charged to customers in Michigan based on upward changes to the New York Mercantile Exchange natural gas futures price without further MPSC action.

Billings to UPPCO's customers under the MPSC's jurisdiction include base rate charges and a power supply cost recovery factor. UPPCO receives MPSC approval each year to recover projected power supply costs by establishment of power supply cost recovery factors. The MPSC reconciles these factors to actual costs annually and permits 100% recovery of allowed power supply costs. UPPCO recognizes any over or under recovery currently in its revenues, and the payable or receivable is recognized on the balance sheet until settlement. The deferrals are relieved with additional billings or refunds.

WPSC and UPPCO are required to provide service and grant credit to customers within their service territories. The two companies continually review their customers' credit-worthiness and obtain or refund deposits accordingly. Both utilities are precluded from discontinuing service to residential customers during winter moratorium months. The regulated segments calculate a reserve for potential uncollectible customer receivables using a four-year average of bad debts net of recoveries as a percentage of total accounts receivable. The historical percentage is applied to the current year-end accounts receivable balance to determine the required reserve balance.

At PDI, electric power revenues related to fixed-price contracts are recognized at the lower of amounts billable under the contract or an amount equal to the volume of the capacity made available or the energy delivered during the period multiplied by the estimated average revenue per kilowatt-hour per the terms of the contract. Under floating-price contracts, electric power revenues are recognized when capacity is provided or energy is delivered.

ESI accrues revenues in the month that energy is delivered and/or services are rendered. With the January 1, 2003, adoption of Emerging Issues Task Force Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," revenues related to derivative instruments classified as trading are reported net of related cost of sales for all periods presented. Therefore, previously reported revenues for derivatives classified as trading in 2002 have been reclassified to be shown net of cost of fuel, natural gas, and purchased power, while most 2004 and 2003 revenues continue to be reported on a gross basis. See Note 1(t), "Cumulative Effect of Change in Accounting Principle," for more information. Neither margins nor income available for common shareholders were impacted by the reclassification of revenue upon adoption of Issue No. 02-03.

ESI calculates the reserve for potential uncollectible customer receivable balances by applying an estimated bad debt experience rate to each past due aging category and reserving for 100% of specific customer receivable balances deemed to be uncollectible. The basis for calculating the reserve for receivables from wholesale counterparties considers netting agreements, collateral, and guarantees.

(f)   Inventories--Inventories consist of natural gas in storage and fossil fuels, including coal. We value all fossil fuels using average cost. Average cost is also used to value natural gas in storage for our regulated segments.   Natural gas in storage for our nonregulated segments is valued at the lower of cost or market unless hedged pursuant to a fair value hedge. Through December 2002, natural gas in storage for our nonregulated segments was marked to the current spot price under fair value accounting rules. To comply with accounting requirements resulting from the rescission of Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," we adopted the inventory valuation method described above for our nonregulated natural gas inventories effective January 1, 2003.

(g)   Risk Management Activities--As part of our regular operations, WPS Resources enters into contracts, including options, swaps, futures, forwards, and other contractual commitments, to manage market risks such as changes in commodity prices and interest rates.

WPS Resources evaluates its derivative contracts in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. SFAS No. 133 establishes accounting and financial reporting standards for derivative instruments and requires, in part, that we recognize certain derivative instruments on the balance sheet as assets or liabilities at their fair value. Subsequent changes in fair value of the derivatives are recorded currently in earnings unless certain hedge accounting criteria are met. If the derivatives qualify for regulatory deferral subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the derivatives are marked to fair value pursuant to SFAS No. 133 and are offset with a corresponding regulatory asset or liability.

Prior to the adoption of Issue No. 02-03, effective January 1, 2003, ESI accounted for contracts in accordance with Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." See Note 1(t), "Cumulative Effect of Change in Accounting Principle," for more information concerning the transition from Issue No. 98-10 to Issue No. 02-03.

In the fourth quarter of 2003, WPS Resources adopted Issue No. 03-11, "Reporting Realized Gains and Losses on Derivative Instruments that are Subject to SFAS No. 133 and Not 'Held for Trading Purposes' as Defined in Issue No. 02-03," which resulted in recording nonregulated revenues net of cost of fuel, natural gas, and purchased power for energy-related transactions entered into after October 1, 2003, that settle financially and for which the commodity does not physically transfer. Had the provisions of Issue No. 03-11 been applied to arrangements entered into prior to October 1, 2003, previously reported nonregulated revenue would have decreased $62.9 million for the nine months ended September 30, 2003, with a corresponding $62.9 million decrease to nonregulated cost of fuel, natural gas, and purchased power. Previously reported wholesale natural gas sales volumes for the nine months ended

September 30, 2003 would have decreased 10.8 billion cubic feet. Neither margins, income, nor cash flows were impacted by the adoption of Issue No. 03-11.

WPS Resources classifies mark-to-market gains and losses on derivative instruments not qualifying for hedge accounting as a component of revenues.

(h)   Property, Plant, and Equipment--Utility plant is stated at the original cost of construction including an allowance for funds used during construction. The cost of renewals and betterments of units of property (as distinguished from minor items of property) is capitalized as an addition to the utility plant accounts. Except for land, no gain or loss is recognized in connection with ordinary retirements of utility property units. Maintenance, repair, replacement, and renewal costs associated with items not qualifying as units of property are considered operating expenses. The utility charges the cost of units of property retired, sold, or otherwise disposed of, less salvage, to the accumulated provision for depreciation. The cost of removal associated with the retirement is charged to a regulatory liability.

We record straight-line depreciation expense over the estimated useful life of utility property and include amounts for estimated removal and salvage. The PSCW approved depreciation rates for WPSC effective January 1, 1999. On December 21, 2004, WPSC received approval for new depreciation rates effective January 1, 2005, which are not expected to have a material impact on annual depreciation expense. Depreciation rates for UPPCO were approved by the MPSC effective January 1, 2002.

The depreciation of Kewaunee production plant for the Wisconsin retail jurisdiction is being accrued based on a PSCW order. The cost of the steam generators that went into service in December 2001 will be recovered over an 8 1/2 year period using the sum-of-years-digits method of depreciation. Also under this order, the unrecovered plant investment at January 1, 2001, and future additions will be recovered over a period ending 8 1/2 years after the installation of the steam generators using a straight-line remaining life depreciation methodology. For the Michigan retail and wholesale jurisdictions, depreciation for Kewaunee is calculated on a straight-line basis using depreciation rates approved by the PSCW effective January 1, 1994.

Depreciation expense also includes accruals for nuclear decommissioning. These accruals are not included in the annual composite rates shown below. An explanation of this item is included in Note 8, "Nuclear Plant Operation."

Annual Utility Composite Depreciation Rates	2004	2003	2002
Electric	**3.59%**	3.63%	3.66%
Gas	**3.65%**	3.63%	3.59%

Nonutility property interest capitalization takes place during construction, and gain and loss recognition occurs in connection with retirements. Nonutility property is depreciated using straight-line depreciation. Asset lives range from 3 to 20 years.

Nonregulated plant is stated at the original construction cost, which includes capitalized interest, or estimated fair value at the time of acquisition pursuant to a business combination. The costs of renewals, betterments, and major overhauls are capitalized as an addition to plant. The gains or losses associated with ordinary retirements are recorded in the period of retirement. Maintenance, repair, and minor replacement costs are expensed as incurred.

Most of the nonregulated subsidiaries compute depreciation using the straight-line method over the following estimated useful lives:

Structures and improvements	15 to 40 years
Office and plant equipment	5 to 35 years
Office furniture and fixtures	3 to 10 years
Vehicles	5 years
Computer equipment	3 years
Leasehold improvements	Shorter of: life of the lease or life of the asset

The Combined Locks Energy Center, however, is using the units of production depreciation method for selected pieces of equipment having defined lives stated in terms of hours of production.

WPS Resources capitalizes certain costs related to software developed or obtained for internal use and amortizes those costs to operating expense over the estimated useful life of the related software, which is usually three to seven years.

(i)   Capitalized Interest and Allowance for Funds Used During Construction--Our nonregulated subsidiaries capitalize interest for construction projects, while our utilities use an allowance for funds used during construction ("AFUDC") calculation, which includes both a debt and an equity component as required by regulatory accounting.

Approximately 50% of WPSC's retail jurisdictional construction work-in-progress expenditures are subject to AFUDC, except on specific projects approved by the PSCW. For 2004, WPSC's AFUDC retail rate was 9.21%.

WPSC's construction work-in-progress AFUDC debt and equity percentage formula for the wholesale jurisdiction is specified in the FERC's Uniform System of Accounts. The 2004 average AFUDC wholesale rate was 6.99%.

WPSC's allowance for equity funds used during construction for 2004, 2003, and 2002 was $2.0 million, $2.4 million, and $3.0 million, respectively. WPSC's allowance for borrowed funds used during construction for 2004, 2003, and 2002 was $0.7 million, $1.0 million, and $1.2 million, respectively. UPPCO did not record AFUDC for 2004, 2003, or 2002, as UPPCO did not have significant construction projects during these years.

Our nonregulated subsidiaries calculate capitalized interest on long-term construction projects for periods during which financing is provided by WPS Resources through interim debt. The interest rate capitalized is based upon the monthly short-term borrowing rate WPS Resources incurs for such funds. The amount of interest capitalized during 2004, 2003, and 2002 was insignificant.

(j)   Asset Impairment--We review the recoverability of long-lived tangible and intangible assets, excluding goodwill, other indefinite lived intangible assets, and regulatory assets, in accordance with SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." SFAS No. 144 requires review of assets when circumstances indicate that the carrying amount may not be recoverable. The carrying amount of assets held and used is not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset's carrying value over its fair value. The carrying value of assets held for sale is not recoverable if it exceeds the fair value less cost to sell the asset. An impairment charge is recorded for any excess of the carrying value over the fair value less cost to sell. If events or circumstances indicate the carrying value of investments accounted for under the equity method of accounting may not be recoverable, potential impairment is assessed by comparing the future anticipated cash flows from these investments to their carrying values. Impairment charges are recorded if the carrying value of such assets exceeds the future anticipated cash flows.

(k)   Regulatory Assets and Liabilities--WPSC and UPPCO are subject to the provisions of SFAS No. 71. Regulatory assets represent probable future revenue associated with certain incurred costs which will be recovered from customers through the ratemaking process. Regulatory liabilities represent amounts that are refundable in future customer rates. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, we believe that future recovery of our regulatory assets is probable.

(l)   Goodwill and Other Intangible Assets--In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and other assets with indefinite lives are not amortized, but are subject to annual impairment tests. WPSC performs its impairment test during the second quarter of each year, while PDI performs its impairment test annually during the third quarter. The impairment tests are updated whenever events or changes in circumstances indicate that the assets might be impaired. Based upon the results of testing, no impairments were noted in 2004, 2003, or 2002.

Other intangible assets with definite lives, consisting primarily of emission credits and customer related intangible assets, are amortized over periods from 1 to 30 years. For more information on WPS Resources' intangible assets, see Note 11, "Goodwill and Other Intangible Assets."

(m)   Retirement of Debt--Premiums, discounts, and expenses incurred with the issuance of outstanding long-term debt are amortized over the terms of the debt issues. Any call premiums or unamortized expenses associated with refinancing higher-cost debt obligations used to finance regulated assets and operations are amortized consistent with regulatory treatment of those items, where appropriate.

(n)   Research and Development-- Electric research and development expenditures for WPSC totaled $0.7 million, $0.6 million, and $0.3 million, in 2004, 2003, and 2002, respectively. No other research and development expenditures were significant.

(o)   Asset Retirement Obligations--Effective January 1, 2003, WPS Resources adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." Under this accounting standard, WPS Resources recognizes, at fair value, legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction or development, and/or normal operation of the asset. The associated retirement costs are capitalized as part of the related long-lived asset and depreciated over the useful life of the asset. For the utility segments of WPS Resources, we believe it is probable that any differences between expenses under SFAS No. 143 and expenses currently recovered through customer rates will be recoverable or refundable in future customer rates. Accordingly, the adoption of this statement had no impact on the utility segment's income as its effect is offset by the establishment of regulatory assets or liabilities pursuant to SFAS No. 71. Refer to Note 15, "Asset Retirement Obligations," for additional information on SFAS No. 143.

(p)   Income Taxes--We account for income taxes using the liability method as prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes have been recorded using currently enacted tax rates for the differences between the tax basis of assets and liabilities and the basis reported in the financial statements. Due to the effects of regulation on WPSC and UPPCO, certain adjustments made to deferred income taxes are, in turn, recorded as regulatory assets or liabilities.

Investment tax credits, which have been used to reduce our federal income taxes payable, have been deferred for financial reporting purposes. These deferred investment tax credits are being amortized over the useful lives of the property to which they relate.

WPS Resources is an indirect part owner in a facility that produces synthetic fuel that qualifies for tax credits under Section 29 if certain requirements are satisfied. Section 29 tax credits are currently scheduled to expire at the end of 2007. Tax credits that are not used to reduce tax expense as a result of alternative minimum tax rules relating to United States federal income taxes are carried forward as alternative minimum tax credits to reduce current tax expense in future years. Under current federal law, alternative minimum tax credits do not expire.

WPS Resources files a consolidated United States income tax return that includes domestic subsidiaries in which its ownership is 80% or more. WPS Resources and its consolidated subsidiaries are parties to a tax allocation arrangement under which each entity determines its income tax provision on a stand-alone basis, after which the effects of federal consolidation are accounted for.

WPS Resources records a reserve for tax contingencies based upon management's assessment of the probabilities that certain deductions or income tax positions may not be sustained when income tax returns are audited by taxing jurisdictions. Our identified tax exposures are discussed below.

WPS Resources and its subsidiaries have routinely been subject to examination by various taxing jurisdictions. The periods currently open for examination include: Internal Revenue Service - 2002 and subsequent tax years, Wisconsin Department of Revenue - 1996 and subsequent tax years, and other state and local taxing jurisdictions - various time periods. At any given time there might be several of these audits open covering multiple tax years. Management has not been informed by any taxing jurisdictions of any material adjustment to any filed or proposed tax position as a result of the on-going examinations.

WPS Resources has submitted a request to have the Internal Revenue Service conduct a pre-filing review of two tax positions related to the 2004 tax return. The first position relates to the value of the Peshtigo River land donated to the WDNR in 2004. The second position relates to the current deductibility of a planned repair that was made to the reactor vessel at Kewaunee in 2004. The IRS has not yet responded to these requests. If the IRS decides not to undertake a pre-filing review, WPS Resources will have to wait for resolution of these positions when they come up for examination post-filing. WPS Resources has recorded a tax benefit with respect to these positions based upon management's assessment of the probability of sustaining the position WPS Resources intends to take in filing its 2004 tax return.

The combined current benefit of Section 29 tax credits and the deferred benefit of alternative minimum tax credits (arising from Section 29 tax credits) is limited to an amount equal to the WPS Resources regular consolidated federal tax liability. In 2004, and in some previous years, this limitation has impacted the amount of the tax benefit recorded as compared to actual Section 29 tax credits produced. WPS Resources has recorded a tax benefit with respect to Section 29 tax credits based upon management's assessment of the probability of sustaining the filing position for federal tax returns.

(q)   Excise Taxes--WPS Resources presents revenue net of pass-through taxes on the Consolidated Statements of Income.

(r)   Guarantees--Effective January 1, 2003, WPS Resources adopted the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires that the guarantor recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

At December 31, 2004, WPSC had an outstanding guarantee to indemnify a third party for certain unrecovered costs related to a utility construction project in the event the project is not completed. At December 31, 2004, the guarantee carries a maximum exposure of $5.3 million. A liability for the fair value of this obligation was not recognized in the Consolidated Balance Sheets of WPSC because the guarantee was issued prior to the effective date for initial measurement and recognition as defined by Interpretation No. 45.

(s)   Stock-Based Employee Compensation--WPS Resources has stock-based employee compensation plans, which are described more fully in Note 21, "Stock-Based Compensation." WPS Resources accounts for these plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Upon grant of stock options, no stock-based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on income available for common shareholders and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

(Millions, except per share amounts)	2004	2003	2002
Income available for common shareholders			
As reported	$139.7	$94.7	$109.4
Add: Stock-based compensation expense using the intrinsic value method - net of tax	1.4	2.1	1.3
Deduct: Stock-based compensation expense using the fair value method - net of tax	(2.1)	(2.6)	(1.8)
Pro forma	$139.0	$94.2	$108.9
Basic earnings per common share			
As reported	$3.74	$2.87	$3.45
Pro forma	3.72	2.85	3.44
Diluted earnings per common share			
As reported	$3.72	$2.85	$3.42
Pro forma	3.70	2.84	3.40

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes stock option pricing model assuming:

	2004	2003	2002
Expected life	10 years	10 years	10 years
Risk-free interest rate	4.40%	4.40% to 4.65%	4.43% to 5.57%
Expected dividend yield	5.19%	5.68 % to 6.23%	6.23% to 6.60%
Expected volatility	15.44%	18.25% to 19.97%	19.53% to 20.53%

(t)   Cumulative Effect of Change in Accounting Principles--ESI had been applying the accounting standards of Issue No. 98-10, from the first quarter of 2000 until this standard was rescinded by Issue No. 02-03 in October 2002. ESI was defined as a trading company under Issue No. 98-10 and was required to mark all of its energy-related contracts to market. On October 25, 2002, the Emerging Issues Task Force rescinded Issue No. 98-10, thus precluding mark-to-market accounting for energy trading contracts entered into after that date that are not derivatives and requiring a cumulative effect of change in accounting principle to be recorded effective January 1, 2003, for all nonderivative contracts entered into on or prior to October 25, 2002. On January 1, 2003, WPS Resources recorded an after-tax cumulative effect of a change in accounting principle of $3.5 million (primarily related to ESI operations) to increase income available for common shareholders as a result of removing from its balance sheet the mark-to-market effects of those contracts entered into on or prior to October 25, 2002, that do not meet the definition of a derivative under SFAS No. 133. The cumulative effect of adopting this new accounting standard is expected to reverse upon the settlement of the contracts impacted by the standard. Most of this reversal occurred in 2004. The required change in accounting had no impact on the underlying economics or cash flows of the contracts.

The adoption of SFAS No. 143 at PDI on January 1, 2003, resulted in a $0.3 million negative after-tax cumulative effect of change in accounting principle related to recording a liability for the closure of an ash basin at Sunbury.

(u)   Reclassifications--We reclassified certain prior year financial statement amounts to conform to the current year presentation.

(v)   New Accounting Pronouncements--In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and requires a company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R will be effective for WPS Resources on July 1, 2005. SFAS No. 123R offers companies alternative methods of adopting this standard. At the present time, WPS Resources has not determined which alternative method it will use, or the resulting impact on its financial position or results of operations. However, we do not expect a significant impact when we adopt the standard.

In March 2004, the FASB issued EITF No. 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," which provides new guidance for assessing impairment losses on debt and equity investments. The new impairment model applies to investments accounted for under the cost method and investments accounted for under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." EITF No. 03-01 also includes new disclosure requirements for cost method investments and for all investments that are in an unrealized loss position. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-01; however, the disclosure requirements were effective for WPS Resources for the year ended December 31, 2004. WPS Resources does not expect the adoption of the accounting provisions of EITF No. 03-01 to have a significant impact on financial position or results of operations.

WPS Resources' investments accounted for under SFAS No. 115 that have unrealized losses at December 31, 2004, were not significant. At December 31, 2004, the aggregate carrying amount of WPS Resources' cost method investments totaled $1.5 million. These investments were not evaluated for impairment because the fair value of the investments was not estimated in accordance with paragraphs 14 and 15 of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," and no events or changes in circumstances were identified that would have had a significant adverse effect on the fair value of those investments.

NOTE 2--FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Cash, Short-Term Investments, Energy Conservation Loans, Notes Payable, and Outstanding Commercial Paper: The carrying amount approximates fair value due to the short maturity of these investments and obligations.

Nuclear Decommissioning Trusts: Nuclear decommissioning trust investments are recorded at fair value, net of taxes payable on unrealized gains and losses. This represents the amount of assets available to accomplish decommissioning. The nonqualified trust investments designated to pay income taxes when unrealized gains become realized are classified as nuclear decommissioning trusts - other assets.

Long-Term Debt and Preferred Stock: The fair values of long-term debt and preferred stock are estimated based on the quoted market price for the same or similar issues or on the current rates offered to WPS Resources for debt of the same remaining maturity.

Risk Management Activities: Assets and liabilities from risk management activities are recorded at fair value pursuant to SFAS No. 133.

The estimated fair values of our financial instruments as of December 31 were:

(Millions)	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 40.0	$ 40.0	$ 50.7	$ 50.7
Restricted cash	-	-	3.2	3.2
Energy conservation loans	1.6	1.6	1.9	1.9
Nuclear decommissioning trusts	344.5	344.5	332.3	332.3
Nuclear decommissioning trusts - other assets	26.8	26.8	22.5	22.5
Notes payable	12.7	12.7	10.0	10.0
Commercial paper	279.7	279.7	28.0	28.0
Note payable to preferred stock trust	-	-	51.5	51.5
Long-term debt	874.4	925.2	931.2	1,014.7
Preferred stock	51.1	50.0	51.1	49.0
Risk management activities - net	50.0	50.0	12.9	12.9

NOTE 3--RISK MANAGEMENT ACTIVITIES

The following table shows WPS Resources' assets and liabilities from risk management activities as of December 31, 2004 and 2003:

	Assets		Liabilities	
(Millions)	2004	2003	2004	2003
Utility Segment				
Gas and electric purchase contracts	$ 11.0	$ 8.4	$ -	$ -
Other	-	-	0.6	-
Nonregulated Segments				
Commodity and foreign currency contracts	396.5	588.7	366.6	586.4
Fair value hedges	3.8	0.3	2.3	4.0
Cash flow hedges				
Commodity contracts	39.8	25.0	22.9	9.0
Interest rate swap	-	-	8.7	10.1
Total	$451.1	$622.4	$401.1	$609.5
Balance Sheet Presentation				
Current	$376.5	$518.1	$338.6	$517.3
Long-Term	74.6	104.3	662.5	92.2
Total	$451.1	$622.4	$401.1	$609.5

Assets and liabilities from risk management activities are classified as current or long-term based upon the maturities of the underlying financial instruments.

Utility Segment

WPSC has entered into a limited number of natural gas and electric purchase contracts that are accounted for as derivatives. The PSCW approved the recognition of a regulatory asset or liability for the fair value of derivative amounts as a result of these contracts. Thus, management believes any gains or losses resulting from the eventual settlement of these contracts will be collected from or refunded to customers.

Nonregulated Segments

The derivatives in the nonregulated segments not designated as hedges are primarily commodity contracts used to manage price risk associated with wholesale and retail natural gas purchase and sale activities, electric energy contracts, and foreign currency contracts used to manage foreign currency exposure related to our nonregulated Canadian businesses. Changes in the fair value of derivatives that have not qualified for hedge accounting are recognized currently in earnings.

Certain reclassifications have been made between risk management assets and risk management liabilities in the accompanying Consolidated Balance Sheet as of December 31, 2004 to conform the presentation to the presentation of risk management assets and liabilities made in the June 30, 2005 Quarterly Report on Form 10-Q. No reclassifications were required in the accompanying Consolidated Balance Sheet as of December 31, 2003. The reclassifications relate to the balance sheet presentation of certain non-hedge derivatives, which have offsetting positions within ESI. Compared to the amounts previously reported, these reclassifications decreased current assets and current liabilities by $63.0 million, and decreased noncurrent assets and noncurrent liabilities by $5.8 million. The reclassifications had no impact on previously reported shareholders' equity, results of operations or cash flows.

Our nonregulated segments also enter into derivative contracts that are designated as either fair value or cash flow hedges. Fair value hedges are used to mitigate the risk of changes in the price of natural gas held in storage. The changes in the fair value of these hedges are recognized currently in earnings, as are the changes in fair value of the hedged items. Fair value hedge ineffectiveness recorded in nonregulated revenue on the Consolidated Statements of Income was not significant in 2004, 2003, or 2002. At December 31, 2004, a mark-to-market gain of $3.0 million related to the changes in the difference between the spot and forward prices of natural gas was excluded from the assessment of hedge effectiveness. This loss was reported directly in earnings.

Cash flow hedges consist of commodity contracts associated with our energy marketing activities and an interest rate swap. The commodity contracts extend through December 2006 and are used to mitigate the risk of cash flow variability associated with the future purchases and sales of natural gas and electricity. To the extent they are effective, the changes in the values of these contracts are included in other comprehensive income, net of deferred taxes. Cash flow hedge ineffectiveness recorded in nonregulated revenue on the Consolidated Statements of Income was not significant in 2004, 2003, or 2002. When testing for effectiveness, no portion of the derivative instruments was excluded. Amounts recorded in other comprehensive income related to these cash flow hedges will be recognized in earnings as the related contracts are settled or if the hedged transaction is discontinued. In 2004, we reclassified a $1.9 million gain from other comprehensive income into earnings as a result of the discontinuance of cash flow hedge accounting for certain hedge transactions where it was probable that the original forecasted transaction would no longer occur. The amounts reclassified during 2003 and 2002 were not significant. In the next 12 months, subject to changes in market prices of natural gas and electricity, it is expected that $11.5 million will be recognized in earnings due to contracts being settled.

The interest rate swap designated as a cash flow hedge is used to fix the interest rate for the full term of a variable rate loan due in March 2018 used to finance the purchase of Sunbury. Because the swap was determined to be effective, the changes in the value of this contract are included in other comprehensive income, net of deferred taxes. Amounts recorded in other comprehensive income related to this swap will be recognized as a component of interest expense as the interest becomes due. In the next 12 months, we expect to expense $1.8 million, assuming interest rates comparable to those at December 31, 2004, and assuming the hedged transaction continues after Sunbury is sold. (See Note 4, "Assets Held for Sale," for more information and an update on the sale of Sunbury) We did not exclude any components of the derivative instrument's change in fair value from the assessment of hedge effectiveness.

NOTE 4--ASSETS HELD FOR SALE

On May 23, 2005, PDI sold all of Sunbury's allocated emission allowances. Prior to this sale, PDI had marketed for sale the Sunbury plant and certain other related assets (primarily inventory and unallocated emission allowances) in combination with the emission allowances. The Sunbury facility sells power on a wholesale basis and previously provided energy for a 200-megawatt around-the-clock outtake contract that expired on December 31, 2004. Following Duquesne Power, L.P.'s September 2004 termination of the previously announced sales agreement to sell Sunbury to Duquesne for approximately $120 million, PDI had continued to pursue the sale of Sunbury with the assistance of an investment banking firm, but a suitable buyer was not found.

Total sales proceeds from the sale of Sunbury's emission allowances were $109.9 million, resulting in a pre-tax gain of $85.9 million, which was recorded in the second quarter of 2005. PDI is considering other alternatives for the Sunbury plant. It is anticipated that the Sunbury plant will be operated through August 2005, at which time PDI intends to place the plant in a stand-by mode of operation, which will minimize future operating expenses while maintaining several options (including retaining the plant and operating it during favorable economic periods or a potential future sale of the plant).

Prior to the decision to sell the emission allowances separately, the Sunbury plant, allocated emission allowances, and other related assets had been classified as held for sale as a combined asset disposal group, and Sunbury's results of operations and related cash flows had been reported as discontinued operations. However, because PDI is no longer committed to the sale of Sunbury as its only option, generally accepted accounting principles require those assets and liabilities previously classified as held for sale that no longer meet the held for sale criteria outlined in SFAS No. 144, to be reclassified to the appropriate held and used categories for all periods presented. As a result, the allocated emission allowances that were sold in May 2005 and certain silt reserves sold in December 2004 remain classified as held for sale for all applicable periods presented, but the Sunbury plant, unallocated emission allowances, and other related assets and liabilities were reclassified as held and used. Furthermore, Sunbury's results of operations have been reclassified as components of continuing operations for all periods presented.

In December 2004, PDI completed the sale of certain silt reserves that were utilized in the operation of Sunbury. Consideration consisted of an up-front payment of $1.4 million and possible future payments based upon future silt extraction.

All long-lived assets reclassified as held and used are required to be measured individually at the lower of their carrying value before they were classified as assets held for sale (adjusted for any depreciation expense that would have been recognized had they been continuously classified as held and used) or fair value at the date the held for sale criteria were no longer met. In the second quarter of 2005, upon reclassification of the Sunbury plant and related assets as held and used, PDI recorded a non-cash, pre-tax impairment charge of $80.6 million. The impairment charge substantially offsets the gain on the sale of the emission allowances.

The major classes of assets held for sale are as follows at December 31:

(Millions)	2004	2003
Property, plant, and equipment, net	$ 0.8	$ -
Other assets:		
Emission allowances	23.3	23.3
Silt reserves	-	1.9
Assets held for sale	$24.1	$25.2

PDI financed Sunbury with equity from WPS Resources and debt financing, including non-recourse debt and a related interest rate swap. The interest rate swap was designated as a cash flow hedge and, as a result, the mark-to-market loss of $8.7 million before tax was recorded as a component of other comprehensive income at December 31, 2004. WPS Resources is required to recognize the amount accumulated within other comprehensive income currently in earnings if management determines that the hedged transactions (i.e., future interest payments on the debt) will not continue after the sale. No such determination had been made at December 31, 2004, however the debt was restructured to a WPS Resources obligation in the second quarter of 2005 as a result of the sale of Sunbury's emission allowances. The restructuring of the Sunbury debt to a WPS Resources' obligation triggered a $9.1 million pre-tax loss (the mark-to-market value of the swap at the date of conversion), which was recorded as a component of interest expense in the second quarter of 2005. This loss was previously deferred as a component of other comprehensive income pursuant to hedge accounting rules.

NOTE 5--PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consists of the following utility, nonutility, and nonregulated assets.

(Millions)	2004	2003
Electric utility	$2,409.4	$2,288.9
Gas utility	510.0	457.2
Total utility plant	2,919.4	2,746.1
Less: Accumulated depreciation	1,260.9	1,200.8
Net	1,658.5	1,545.3
Construction in progress	154.5	89.3
Nuclear fuel, less accumulated amortization	24.6	20.3
Net utility plant	1,837.6	1,654.9
Nonutility plant	19.5	20.3
Less: Accumulated depreciation	5.3	4.9
Net nonutility plant	14.2	15.4
Electric nonregulated	247.1	242.9
Gas nonregulated	6.6	7.0
Other nonregulated	20.1	20.8
Total nonregulated property, plant, and equipment	273.8	270.7
Less: Accumulated depreciation	49.1	40.8
Net nonregulated property, plant, and equipment	224.7	229.9
Total property, plant, and equipment	$2,076.5	$1,900.2

NOTE 6--ACQUISITIONS AND SALES OF ASSETS

Sale of Peshtigo River Lands

On October 5, 2004, WPSC sold at auction 279 acres of Peshtigo River development lands for $12.2 million. Under terms of a multi-phase agreement reached with the WDNR in 2001 related to lands near the Peshtigo River, the WDNR bought more than 5,000 acres of land for $13.5 million in 2001. In December 2003, WPSC sold an additional 542 acres of land to the WDNR for $6.5 million. WPSC completed the multi-phase agreement with the sale of 179 acres for $5.0 million to the WDNR on December 9, 2004. Following the close of this final phase of the WDNR agreement, WPSC donated an additional 5,176 acres to the state. The sales are a part of our asset management strategy.

Wausau, Wisconsin, to Duluth, Minnesota, Transmission Line

On April 18, 2003, the PSCW approved WPSC's request to transfer its interest in the Wausau, Wisconsin, to Duluth, Minnesota, transmission line to ATC in exchange for an ownership interest in the company. ATC is a for-profit transmission-only company created by the transfer of transmission assets previously owned by multiple electric utilities serving the upper Midwest. WPSC sold, at book value, approximately $20.1 million of assets related to the Wausau to Duluth transmission line to ATC in June 2003. No gain or loss was recognized on the transaction. In December 2003, WPSC also transferred other transmission assets to ATC, increasing its investment an additional $5.9 million. In 2004 and 2003, WPS Resources invested $15.7 million and $14.0 million, respectively, in ATC, related to its agreement to fund approximately half of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line. At December 31, 2004, WPS Resources' ownership interest in ATC was 22.64%. Our investment in ATC is described more fully in Note 10, "Investments in Affiliates, at Equity Method."

Advantage Energy Inc.

On July 1, 2004, ESI acquired all of the outstanding stock of Advantage Energy Inc., a New York based energy-marketing company founded in 1997. On the date of acquisition, Advantage served approximately 8,200 residential and commercial customers with a peak load of approximately 275 megawatts. Consideration for the purchase consisted of an initial cash payment for the tangible and intangible net worth of the company and an earn-out with a maximum cap and a declining percentage to the seller. Payments under the earn-out will be made on July 1, 2005, 2006 and 2007.

Kewaunee

On November 7, 2003, WPSC and Wisconsin Power and Light Company entered into an agreement to sell Kewaunee to a subsidiary of Dominion Resources, Inc. The transaction is subject to approvals from various regulatory agencies, of which all major approvals have been obtained, except for approval by the PSCW. The Commission rejected the sale on November 19, 2004; however, WPSC, Wisconsin Power and Light Company, and Dominion offered a proposal addressing the Commission's concerns in December 2004. In January 2005, the Commission agreed to reconsider its decision on this transaction, and we anticipate a decision by the Commission in March 2005.

If the Commission approves the proposed transaction, WPSC estimates that its share of the cash proceeds from the sale will approximate $130 million, subject to various post-closing adjustments. The cash proceeds from the sale are expected to slightly exceed the carrying value of the WPSC assets being sold. In addition to the cash proceeds, WPSC will retain ownership of the assets contained in its non-qualified decommissioning trust, one of two funds that were established to cover the eventual decommissioning of Kewaunee. The pretax fair value of the non-qualified decommissioning trust's assets at December 31, 2004, was $129.4 million. Dominion will assume responsibility for the eventual decommissioning of Kewaunee and will receive WPSC's qualified decommissioning trust assets that had a pretax fair value of $241.9 million at December 31, 2004. WPSC has requested deferral of the gain expected to result from this transaction and related costs from the PSCW. Accordingly, WPSC anticipates most of the gain on the sale of the plant assets and the related non-qualified decommissioning trust assets will be deferred and returned to customers under future rate orders.

As of December 31, 2004, WPSC's share of the carrying value of the assets and liabilities included within the sale agreement was as follows:

(Millions)	**2004**
Property, plant, and equipment, net	**$177.9**
Qualified decommissioning trust fund	**241.9**
Other current assets	**5.3**
Total assets	**$425.1**
Regulatory liabilities	**$ (55.9)**
Asset retirement obligations	**363.9**
Total liabilities	**$308.0**

The assets and liabilities disclosed above do not meet the criteria to be classified as held for sale on the Consolidated Balance Sheets under the provisions of SFAS No. 144 due to uncertainties inherent in the regulatory approval process.

Assuming the closing of the sale, WPSC will enter into a long-term power purchase agreement with Dominion to purchase energy and capacity virtually equivalent to the amounts that would have been received had current ownership in Kewaunee continued. The power purchase agreement, which also will require regulatory approval, will extend through 2013 when the plant's current operating license will expire. Fixed monthly payments under the power purchase agreement will approximate the expected costs of production had WPSC continued to own the plant. Therefore, management believes that the sale of Kewaunee and the related power purchase agreement will provide more price certainty for WPSC's customers and reduce our risk profile. In April 2004, WPSC entered into an exclusivity agreement with Dominion. Under this agreement, if Dominion decides to extend the operating license of Kewaunee, Dominion agreed to negotiate only with WPSC for its share of the plant output for a new power purchase agreement that would extend beyond Kewaunee's current operating license termination date. This agreement allows for the same exclusivity rights for Wisconsin Power and Light and its share of output of the plant. The exclusivity period will start on the closing date of the sale and extend through December 21, 2011.

Guardian Pipeline

On May 30, 2003, WPS Resources purchased a one-third interest in Guardian Pipeline, LLC from CMS Gas Transmission Company for approximately $26 million. Guardian Pipeline owns a natural gas pipeline, which began operating in 2002, that stretches about 140 miles from near Joliet, Illinois, into southern Wisconsin. The pipeline can transport up to 750 million cubic feet of natural gas daily. Our interest in Guardian Pipeline is accounted for as an equity method investment and is described more fully in Note 10, "Investments in Affiliates, at Equity Method."

Quest Energy, LLC

Through 2002, WPS Resources provided financial support and energy supply services to a third party, Quest Energy, LLC, a Michigan limited liability company that markets electric power to retail customers in Michigan. Financial support was in the form of wholesale electric sales extended without generally required credit assurances, an interest-bearing note including an equity conversion option with an initial maturity date of May 2005, and trade credit indebtedness, all secured by the assets of Quest. ESI reported revenues related to wholesale electric sales to Quest of $1.4 million in 2002. In November 2002, Quest Energy Holdings, LLC, an independent Michigan limited liability company and owner of Quest Energy, LLC, appointed ESI as manager of Quest Energy LLC. The appointment as manager, as well as other factors, including the provision of substantial financial support, resulted in the consolidation of Quest's financial statements with those of WPS Resources as of December 31, 2002. WPS Resources assigned the equity conversion option to ESI on January 29, 2003, and ESI acquired a 100% ownership interest in Quest. ESI used the purchase accounting method to account for this acquisition. There was no cash consideration paid; therefore, the purchase price of $0.7 million was equivalent to the carrying value of the note receivable from Quest on December 31, 2002.

De Pere Energy Center

On December 16, 2002, WPSC completed the purchase of the 180-megawatt De Pere Energy Center from Calpine Corporation, a California-based independent power producer. Prior to this purchase, the power from the De Pere Energy Center was under long-term contract to WPSC and was accounted for as a capital lease. This power purchase agreement required Calpine to expand the facility in the future. The agreement became uneconomical in the current market, and the contract was terminated concurrent with the purchase of the De Pere Energy Center. The $120.4 million purchase included a $72.0 million payment upon closing and a $48.4 million payment in December 2003. As a result of the purchase, the capital lease obligation was reversed and the difference between the capital lease asset and the $120.4 million purchase price was recorded as a regulatory asset. Of the $47.8 million regulatory asset initially recorded, $45.6 million is under the jurisdiction of the PSCW and is being amortized over a 20-year period beginning on January 1, 2004. Amortization of the remaining regulatory asset, which is under the jurisdiction of FERC and the MPSC, began in 2003 and will also occur over 20 years.

The transaction also includes a power purchase agreement with Calpine Corporation for capacity and energy from the Fox Energy Center, which is currently under construction near Kaukauna, Wisconsin. The agreement calls for WPSC to purchase 150 megawatts of capacity beginning on June 1, 2005, escalating to 470 megawatts of capacity on June 1, 2006, until May 31, 2015, when it decreases to 235 megawatts. On May 31, 2016, the agreement terminates. Under the agreement, WPSC will also be responsible for fuel supply to the facility over the life of the agreement. The new power purchase agreement is contingent on timely plant construction and does not meet the requirements of a capital lease. At this time, WPSC believes Calpine will fulfill its contractual commitments, including a June 1, 2005 project in-service date.

ECO Coal Pelletization #12

As a result of several transactions in 2001, PDI became the sole member of ECO Coal Pelletization #12 LLC, which contributed 100% of its synthetic fuel producing machinery to a newly formed entity in exchange for cash and a one-third ownership interest in the newly formed entity that produces synthetic fuel from coal qualifying for tax credits under Section 29 of the Internal Revenue Code.

These transactions generated a pre-tax gain of $40.2 million, of which $38.0 million had been deferred as of December 31, 2001, as a result of certain rights of rescission and put options that were granted to the buyer. The rights of rescission and the put options expired in 2002 and, as a result, PDI recognized all of the $38.0 million deferred gain in miscellaneous income on the Consolidated Statement of Income in 2002.

The actual payments for the purchase of the former partner's interest in ECO #12 were contingent upon the same provisions referred to above. As a result, $21.3 million was originally held in escrow and was released proportionately as the respective rescission rights and put options expired. At December 31, 2002, this escrow had a balance of $3.5 million, $2.7 million of which was released in 2003 as the remaining contingencies, not related to the recognition of the deferred gain, expired. As a result of negotiations with our former partner, the remaining $0.8 million was released to PDI and recorded as a gain, within miscellaneous income, in 2003.

On December 19, 2002, PDI sold an approximate 30% interest in ECO #12 to a third party. The buyer purchased the Class A interest in ECO #12, which gives the buyer a preferential allocation of tons of synthetic fuel produced and sold annually. The buyer may be allocated additional tons of synthetic fuel if PDI makes them available, but neither party is obligated beyond the required annual allocation of tons. The buyer's share of losses generated from the synthetic fuel operation, $3.4 million in 2004, is recorded as minority interest in the Consolidated Statements of Income.

PDI received consideration of $3.0 million cash, as well as a fixed note and a variable note for the second sale transaction. Payments under the variable note are contingent upon the achievement of specified levels of synthetic fuel production by the facility. In conjunction with the sale, PDI agreed to make certain payments to a third-party broker, consisting of an up-front payment of $1.5 million (which was paid at the time of closing), $1.4 million in 2003, and $1.9 million in 2004. A deferred gain of $6.9 million and $9.2 million was reflected on PDI's balance sheet at December 31, 2004, and 2003, respectively. This deferred gain represents the present value of future payments under the fixed note and the up-front cash payments net of transaction costs. It does not include an amount for the variable note, which is contingent upon the synthetic fuel production. Payments on the variable note are a function of fuel production and are recognized as a component of the gain when received. Pre-tax gains of $7.5 million and $7.6 million were recognized as a component of miscellaneous income in 2004 and 2003, respectively, related to this transaction. Similar gains are expected to result from this transaction through 2007. There was no gain recognized in 2002 from the 2002 sale.

Canadian Retail Gas Business

On November 1, 2002, ESI entered into an agreement to purchase a book of retail natural gas business in the Canadian provinces of Quebec and Ontario. Consideration for the purchase consisted of an earn-out to the seller based on a percentage of gross margins on the volume of natural gas delivered to certain customers during a two-year period ending October 31, 2004. The earn-out was equivalent to fixed percentages of gross margin realized over this two-year period for customers already under contract and for customers appearing on the acquired customer list who entered into a contract with ESI subsequent to the date of purchase. Total consideration paid amounted to $0.9 million. This transaction was accounted for using the purchase method of accounting; therefore, the results of operations are included in the financial statements presented for WPS Resources only since the acquisition date. There was no goodwill recorded in the acquisition as the purchase price approximated the fair value of the acquired assets and liabilities. The business is part of the operations of WPS Energy Services of Canada Corp., a subsidiary of ESI, which was created in October 2002.

WPS Empire State, Inc.

Effective June 1, 2002, PDI acquired a business, now called WPS Empire State, which owns three power plants and associated assets in upstate New York with a combined nameplate capacity of 259 megawatts. PDI used the purchase method of accounting to account for the acquisition. The operations of WPS Empire State are included in the financial statements presented for WPS Resources for all periods beginning June 1, 2002, but do not have a material impact. The purchase price, including acquisition costs, was $61.1 million. There was no goodwill recorded in this acquisition, as the purchase price approximated the fair value of the acquired assets and liabilities.

NOTE 7--JOINTLY OWNED UTILITY FACILITIES

Information regarding WPSC's share of major jointly owned electric-generating facilities in service at December 31, 2004, is set forth below:

(Millions, except for percentages)	West Marinette Unit No. 33	Columbia Energy Center	Edgewater Unit No. 4	Kewaunee
Ownership	68.0%	31.8%	31.8%	59.0%
WPSC's share of plant nameplate capacity (megawatts)	56.8	335.2	105.0	358.7
Utility plant in service	$18.0	$132.2	$30.4	$270.1[1]
Accumulated depreciation	$ 7.9	$ 85.0	$17.7	$189.5[1]
In-service date	1993	1975 and 1978	1969	1974

[1] Excludes asset retirement obligation asset and related accumulated depreciation.

WPSC's share of direct expenses for these plants is included in the corresponding operating expenses in the Consolidated Statements of Income. WPSC has supplied its own financing for all jointly-owned projects.

NOTE 8--NUCLEAR PLANT OPERATION

On November 7, 2003, WPSC and Wisconsin Power and Light Company entered into an agreement to sell Kewaunee to a subsidiary of Dominion Resources, Inc. The transaction is subject to approvals from various regulatory agencies, of which all major approvals have been obtained, except for approval by the PSCW. The PSCW rejected the sale on November 19, 2004. However, WPSC, Wisconsin Power and Light Company, and Dominion Resources, Inc. offered a proposal addressing the PSCW's concerns in December 2004. In January 2005, the PSCW agreed to reconsider its decision on this transaction, and we expect a decision to be rendered in March 2005. See Note 6, "Acquisitions and Sales of Assets," for more information on the transaction.

The quantity of heat produced for the generation of electric energy by Kewaunee is the basis for the amortization of the costs of nuclear fuel, including an amount for ultimate disposal. These costs are recovered currently from customers in rates. The ultimate storage of fuel is the responsibility of the United States Department of Energy pursuant to a contract required by the Nuclear Waste Act of 1982. The Department of Energy receives quarterly payments for the storage of fuel based on generation. Payments from WPSC to the Department of Energy totaled $2.6 million, $2.3 million, and $2.0 million, during 2004, 2003, and 2002 respectively.

On an interim basis, spent nuclear fuel storage space is provided at Kewaunee. Expenses associated with interim spent fuel storage at Kewaunee are recognized as current operating costs. At current production levels, the plant has sufficient storage for all fuel assemblies until 2009 with full core offload. Additional capacity will be needed by 2010 to maintain full core offload capability for fuel assemblies in use at the end of its current license in 2013.

The accumulated provision for nuclear fuel, which represents nuclear fuel purchases and amortization, totaled $273.0 million at December 31, 2004, and $265.1 million at December 31, 2003.

For information on the depreciation policy for Kewaunee, see Note 1(h), "Property, Plant, and Equipment."

WPSC's share of nuclear decommissioning costs to date has been accrued over the estimated service life of Kewaunee, recovered currently from customers in rates, and deposited in external trusts. Such costs totaled $0.3 million in 2004, $3.0 million in 2003, and $2.6 million in 2002. In developing our decommissioning funding plan, we assumed a long-term after-tax earnings rate of approximately 5%.

As of December 31, 2004, the market value of the external nuclear decommissioning trusts totaled $344.5 million, net of tax.

As part of the anticipated sale of Kewaunee, WPSC will transfer its qualified nuclear decommissioning trust assets to Dominion. WPSC will retain the nonqualified trust assets, which totaled $129.4 million pretax ($102.5 million net of tax) at December 31, 2004. The funds collected from customers for the decommissioning obligation related to the nonqualified trust are expected to be refunded to customers in accordance with yet-to-be-determined regulatory guidelines. Also in conjunction with the anticipated sale, the PSCW suspended funding into the retail jurisdiction of WPSC's decommissioning trusts for 2004. For the wholesale jurisdiction, funding during 2004 was $0.3 million.

In the fourth quarter of 2003, WPSC changed its investment strategy for its qualified trust and placed the assets in short-term investments. This was done to reduce volatility in the value of the trust for the anticipated transfer to Dominion at the time of closing of the Kewaunee sale. A condition of the sale specifies a minimum amount of qualified trust assets to be transferred. This liquidation and reinvestment resulted in a sizable increase in realized earnings for 2003 and a corresponding increase in depreciation expense. It also resulted in a sizable decrease in the percent of investments held in equity securities compared to prior years.

Investments in the nuclear decommissioning trusts are recorded at fair value. Investments at December 31, 2004, consisted of 71% cash and cash equivalents and 29% equity securities. The investments are presented net of related income tax effects on unrealized gains, and represent the amount of assets available to accomplish decommissioning. The nonqualified trust investments designated to pay income taxes when unrealized gains become realized are classified as other assets. At December 31, 2004, the amount classified as other assets was $26.8 million. An offsetting regulatory liability reflects the expected reduction in future rates as unrealized gains in the nonqualified trust are realized. Information regarding the cost and fair value of the external nuclear decommissioning trusts, net of tax is set forth below:

2004 Security Type *(Millions)*	Fair Value	Cost	Unrealized Gain
Cash and cash equivalents	**$243.9**	**$243.9**	**$ -**
Equity	**100.6**	**60.6**	**40.0**
Balance at December 31	**$344.5**	**$304.5**	**$40.0**

2003 Security Type *(Millions)*	Fair Value	Cost	Unrealized Gain
Fixed income	$239.7	$239.6	$ 0.1
Equity	92.6	59.1	33.5
Balance at December 31	$332.3	$298.7	$33.6

Future decommissioning costs collected in customer rates and a charge for realized earnings from external trusts are included in depreciation expense. Realized trust earnings totaled $5.5 million in 2004, $38.7 million in 2003, and $1.7 million in 2002. In 2002, unrealized gains and losses, net of taxes, in the external trusts were reflected as changes to the decommissioning reserve, since decommissioning expense is recognized as the gains and losses are realized, in accordance with regulatory requirements.

If the sale is not consummated, WPSC's share of Kewaunee decommissioning, based on its 59% ownership interest, is estimated to be $350 million in current (2004) dollars based on a site-specific study. The study was performed in 2002 by an external consultant and is used as the basis for calculating regulatory funding requirements. The study uses several assumptions, including immediate dismantlement as the method of decommissioning and plant shutdown in 2013. Based on the standard cost escalation assumptions reflected in our current funding plan, which were determined based on the requirements of a July 1994 PSCW order, the undiscounted amount of WPSC's share of decommissioning costs forecasted to be expended between the years 2013 and 2037 is $929 million if the sale is not consummated. See Note 6, "Acquisitions and Sales of Assets," for further discussion of the pending sale of Kewaunee.

Beginning January 1, 2003, we adopted SFAS No. 143. This statement applies to all entities with legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and/or normal operation of that asset. We have identified the final decommissioning of Kewaunee as an asset retirement obligation and have recorded an asset retirement obligation of $363.9 million at December 31, 2004. This amount is based on several significant assumptions, including the scope of decommissioning work performed, the timing of future cash flows, and inflation and discount rates. Some of these assumptions differ significantly from the assumptions authorized by the PSCW to calculate the nuclear decommissioning liability for funding purposes. For more information on SFAS No. 143 and its impact on Kewaunee refer to Note 15, "Asset Retirement Obligations."

NOTE 9--REGULATORY ASSETS AND LIABILITIES

The following regulatory assets and liabilities are reflected in our consolidated balance sheets as of December 31:

WPS Resources' Regulatory Assets/Liabilities *(Millions)*	2004	2003
Regulatory assets		
Environmental remediation costs (net of insurance recoveries)	**$ 72.7**	$ 41.0
De Pere Energy Center	**45.3**	47.7
Deferred nuclear costs	**10.9**	4.9
Plant related costs	**6.5**	2.6
Minimum pension liability	**6.4**	15.2
Reserve for uncollectible accounts	**5.5**	4.4
Unamortized loss on debt	**2.4**	1.4
Automated meter reading costs	**1.8**	4.5
Funding for enrichment facilities	**1.8**	2.4
Other	**7.6**	3.6
Total	**$160.9**	$127.7
Regulatory liabilities		
Cost of removal reserve	**$186.2**	$180.0
Asset retirement obligations	**46.6**	66.9
Unrealized gain on decommissioning trust	**26.8**	22.5
Income tax related items	**11.2**	11.8
Derivatives	**11.0**	8.4
Deferred gain on emission allowance sales	**3.7**	5.1
Deferred ATC costs	**1.6**	3.4
Demand-side management expenditures	**1.1**	5.3
Interest from tax refunds	**-**	0.7
Other	**0.1**	0.3
Total	**$288.3**	$304.4

Our utility subsidiaries expect to recover their regulatory assets and return their regulatory liabilities through rates charged to customers based on specific ratemaking decisions or precedent for each item over periods specified by the regulators or over the normal operating period of the assets and liabilities to which they relate. Except for amounts expended for manufactured gas plant remediation, WPSC is recovering carrying costs for all regulatory assets. UPPCO may recover carrying costs on environmental regulatory assets. Based on prior and current rate treatment for such costs, we believe it is probable that WPSC and UPPCO will continue to recover from customers the regulatory assets described above.

See Note 6, "Acquisitions and Sales of Assets;" Note 15, "Asset Retirement Obligations;" Note 16, "Income Taxes;" and Note 18, "Employee Benefit Plans," for specific information on regulatory deferrals related to the De Pere Energy Center, asset retirement obligations and cost of removal, income taxes, and pensions. See Note 17, "Commitments and Contingencies," for information on environmental remediation deferred costs.

NOTE 10--INVESTMENTS IN AFFILIATES, AT EQUITY METHOD

Investments in corporate joint ventures and other companies accounted for under the equity method at December 31, 2004, and 2003 follow.

(Millions)	2004	2003
ATC, LLC	**$113.4**	$ 79.9
Guardian Pipeline, LLC	**29.0**	27.4
Wisconsin River Power Company	**12.8**	12.8
Other	**6.8**	4.9
Investments in affiliates, at equity method	**$162.0**	$125.0

Investments in affiliates under the equity method are a component of other assets on the Consolidated Balance Sheets, and the equity income is recorded in miscellaneous income on the Consolidated Statements of Income. Most of the equity income is taxable to the investor, rather than the investees, due to the nontaxable nature of several of the investees' business structures. Accordingly, the provision for income taxes includes our taxes on this equity income.

WPS Investments, LLC, a consolidated subsidiary of WPS Resources, had a 22.64% ownership interest in ATC at December 31, 2004. ATC is a for-profit, transmission-only company. It owns, maintains, monitors, and operates, electric transmission assets in portions of Wisconsin, Michigan, and Illinois. Its assets previously were owned and operated by multiple electric utilities serving the upper Midwest, all of which transferred their transmission assets to ATC in exchange for an ownership interest. A Wisconsin law encouraged utilities in the state to transfer ownership and control of their transmission assets to a state-wide transmission company. The Midwest Independent System Operator directs ATC's operation of the transmission system.

During 2003, WPSC made additional contributions and sold the Wausau, Wisconsin, to Duluth, Minnesota, transmission line to ATC. See Note 6, "Acquisitions and Sales of Assets," for more information on these transactions.

WPSC and UPPCO record related-party transactions for services provided to and network transmission services received from ATC. Charges to ATC for services provided by WPSC were $9.3 million, $14.4 million, and $12.9 million in 2004, 2003, and 2002, respectively. UPPCO charged $6.7 million, $4.8 million, and $4.5 million in 2004, 2003, and 2002, respectively for services provided. Network transmission service costs paid to ATC by WPSC were $42.6 million, $33.6 million, and $31.0 million in 2004, 2003, and 2002, respectively. UPPCO recorded network transmission service costs of $4.0 million, $4.2 million, and $4.9 million in 2004, 2003, and 2002, respectively.

WPS Resources recorded dividends received of $11.7 million and $7.5 million from ATC in 2004 and 2003, respectively.

Condensed financial data of ATC follows.

(Millions)	2004	2003	2002
Income statement data			
Revenues	**$ 262.8**	$225.6	$205.3
Operating expenses	**(157.7)**	(139.5)	(131.1)
Other income (expense)	**(26.9)**	(23.4)	(20.1)
Net income	**$ 78.2**	$ 62.7	$ 54.1
WPS Investment's equity in net income	**$ 16.0**	$ 10.1	$ 7.9
Balance sheet data			
Current assets	**$ 30.1**	$ 33.1	$ 40.7
Non-current assets	**1,156.5**	927.3	754.3
Total assets	**$1,186.6**	$960.4	$795.0
Current liabilities	**$ 194.4**	$ 66.6	$ 46.9
Long-term debt	**448.5**	448.2	348.0
Other non-current liabilities	**6.7**	12.9	6.6
Shareholders' equity	**537.0**	432.7	393.5
Total liabilities and shareholders' equity	**$1,186.6**	$960.4	$795.0

WPSC owns 50% of the voting stock of Wisconsin River Power Company, which operates two hydroelectric plants on the Wisconsin River and an oil-fired combustion turbine. Two-thirds of the energy output of the hydroelectric plants is sold to WPSC, and the remaining one-third is sold to Wisconsin Power and Light. The electric power from the combustion turbine is sold in equal parts to WPSC and Wisconsin Power and Light.

WPSC records related party transactions for sales to and purchases from Wisconsin River Power. Revenues from services provided to Wisconsin River Power were $1.1 million, $1.4 million, and $1.5 million for 2004, 2003, and 2002, respectively. Purchases from Wisconsin River Power by WPSC were $3.2 million, $2.3 million, and $2.1 million for 2004, 2003, and 2002, respectively.

WPSC recorded dividends received of $6.0 million and $1.5 million from Wisconsin River Power in 2004 and 2003, respectively.

Condensed financial data of Wisconsin River Power follows.

(Millions)	2004	2003	2002
Income statement data			
Revenues	**$ 7.5**	$ 6.7	$ 6.4
Operating expenses	**(5.5)**	(5.0)	(4.9)
Other income (expense)	**10.4**	7.7	4.2
Net income	**$12.4**	$ 9.4	$ 5.7
WPSC's equity in net income	**$ 6.2**	$ 4.7	$ 2.7
Balance sheet data			
Current assets	**$ 9.0**	$ 8.3	$ 3.6
Non-current assets	**20.1**	19.9	20.1
Total assets	**$29.1**	$28.2	$23.7
Current liabilities	**$ 1.0**	$ 1.1	$ 3.5
Other non-current liabilities	**2.5**	1.7	1.0
Shareholders' equity	**25.6**	25.4	19.2
Total liabilities and shareholders' equity	**$29.1**	$28.2	$23.7

WPS Investments, LLC, a consolidated subsidiary of WPS Resources, purchased a 33% ownership interest in Guardian Pipeline, LLC on May 30, 2003. Guardian Pipeline owns a natural gas pipeline, which began operating in 2002, that stretches about 140 miles from near Joliet, Illinois, into southern Wisconsin. It can transport up to 750 million cubic feet of natural gas daily.

ESI records related party transactions for purchases from Guardian Pipeline. These purchases amounted to $0.4 million and $0.1 million for 2004 and 2003, respectively.

Condensed financial data of Guardian Pipeline, LLC as of December 31 and for the year ended December 31, 2004, and the period from May 30, 2003, to December 31, 2003, follows.

(Millions)	2004	2003
Income statement data		
Revenues	$ 35.2	$ 20.6
Operating expenses	(16.8)	(3.1)
Other income (expense)	(13.4)	(13.8)
Net income	$ 5.0	$ 3.7
WPS Investment's equity in net income	$ 1.7	$ 1.2
Balance sheet data		
Current assets	$ 5.0	$ 7.4
Non-current assets	268.4	272.3
Total assets	$273.4	$279.7
Current liabilities	$ 18.1	$ 21.6
Long-term debt	157.8	165.6
Shareholder's equity	97.5	92.5
Total liabilities and shareholders' equity	$273.4	$279.7

Other investments accounted for under the equity method include WPS Nuclear Corporation's (a consolidated subsidiary of WPS Resources) investment in Nuclear Management Company and other minor investments. The Nuclear Management Company is owned by affiliates of five utilities in the upper Midwest and operates the six nuclear power plants of these utilities. At December 31, 2004, WPS Nuclear Corporation's ownership in Nuclear Management Company was 20%. WPSC recorded related party transactions for services provided by Nuclear Management Company for the management and operation of Kewaunee. Management service fees paid to Nuclear Management Company by WPSC were $26.7 million, $25.6 million, and $24.7 million in 2004, 2003, and 2002, respectively.

NOTE 11--GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill recorded by WPS Resources was $36.8 million at December 31, 2004, and 2003. Of this amount, $36.4 million is recorded in WPSC's natural gas segment relating to its merger with Wisconsin Fuel and Light. In 2003, WPSC transferred $0.9 million from a regulatory acquisition premium (previously classified as property, plant, and equipment) to goodwill. The increase in goodwill reflected an adjustment to the amount of recoverable goodwill from the Wisconsin Fuel and Light merger allowed by the PSCW in its March 2003 rate order. The remaining $0.4 million of goodwill relates to PDI.

Goodwill and purchased intangible assets are included in other assets on the Consolidated Balance Sheets. Emission credits are recorded at the lower of cost or market. Information in the tables below relates to total purchased identifiable intangible assets for the years indicated (excluding assets held for sale).

(Millions)	December 31, 2004			
Asset Class	**Average Life (Years)**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net**
Emission allowances	**1 to 30**	**$15.8**	**$(0.9)**	**$14.9**
Customer related	**1 to 8**	**11.2**	**(4.6)**	**6.6**
Other	**1 to 30**	**4.2**	**(1.6)**	**2.6**
Total		**$31.2**	**$(7.1)**	**$24.1**

(Millions)	December 31, 2003			
Asset Class	Average Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Emission allowances	1 to 30	$17.8	$(1.1)	$16.7
Customer related	1 to 5	3.7	(3.0)	0.7
Other	1 to 30	3.3	(0.6)	2.7
Total		$24.8	$(4.7)	$20.1

A customer related intangible asset in the amount of $7.3 million was recorded in conjunction with the July 1, 2004 acquisition of Advantage Energy. This intangible asset will be amortized over a period of eight years.

Intangible asset amortization expense, in the aggregate, for the years ended December 31, 2004, and 2003 was $2.4 million and $1.7 million, respectively.

Estimated Amortization Expense:

For year ending December 31, 2005	$3.1 million
For year ending December 31, 2006	2.2 million
For year ending December 31, 2007	2.1 million
For year ending December 31, 2008	2.3 million
For year ending December 31, 2009	2.0 million

NOTE 12--LEASES

WPS Resources leases various property, plant, and equipment. Terms of the leases vary, but generally require WPS Resources to pay property taxes, insurance premiums, and maintenance costs associated with the leased property. Rental expense attributable to operating leases was $5.7 million, $5.2 million, and $5.1 million in 2004, 2003, and 2002 respectively. Future minimum rental obligations under non-cancelable operating leases, are payable as follows:

Year ending December 31 *(Millions)*	
2005	$ 4.2
2006	2.3
2007	2.2
2008	2.0
2009	1.6
Later years	5.9
Total payments	$18.2

NOTE 13--SHORT-TERM DEBT AND LINES OF CREDIT

WPS Resources has a syndicated $225 million 364-day revolving credit facility and a $175 million 364-day bi-lateral loan agreement. WPSC has syndicated a $115 million 364-day revolving credit facility, to provide short-term borrowing flexibility and security for commercial paper outstanding.

The information in the table below relates to short-term debt and lines of credit for the years indicated.

(Millions, except for percentages)	**2004**	2003	2002
As of end of year			
Commercial paper outstanding	**$279.7**	$28.0	$16.0
Average discount rate on outstanding commercial paper	**2.46%**	1.15%	1.35%
Short-term notes payable outstanding	**$12.7**	$10.0	$13.8
Average interest rate on short-term notes payable	**2.52%**	1.12%	1.22%
Available (unused) lines of credit	**$161.9**	$288.9	$264.5
For the year			
Maximum amount of short-term debt	**$312.5**	$194.2	$133.4
Average amount of short-term debt	**$75.3**	$104.3	$59.7
Average interest rate on short-term debt	**1.82%**	1.38%	1.73%

The commercial paper has varying maturity dates ranging from January 4, 2005, through January 25, 2005.

NOTE 14--LONG-TERM DEBT

At December 31 *(Millions)*			2004	2003
First mortgage bonds - WPSC				
	Series	Year Due		
	6.90%	2013	$ 22.0	$ 22.0
	7.125%	2023	0.1	50.0
Senior notes - WPSC				
	Series	Year Due		
	6.125%	2011	150.0	150.0
	4.875%	2012	150.0	150.0
	4.80%	2013	125.0	125.0
	6.08%	2028	50.0	50.0
First mortgage bonds - UPPCO				
	Series	Year Due		
	10.0%	2008	-	0.9
	9.32%	2021	15.3	16.2
Unsecured senior notes - WPS Resources				
	Series	Year Due		
	7.00%	2009	150.0	150.0
	5.375%	2012	100.0	100.0
Term loans - nonrecourse, collateralized by nonregulated assets			82.3	87.2
Tax exempt bonds			27.0	27.0
Senior secured note			2.7	2.9
Total			874.4	931.2
Unamortized discount and premium on bonds and debt			(2.0)	(2.7)
Total long-term debt			872.4	928.5
Less current portion			(6.7)	(56.6)
Total long-term debt			$865.7	$871.9

On January 19, 2004, WPSC retired $49.9 million of its 7.125% series first mortgage bonds. These bonds had an original maturity date of July 1, 2023.

All of WPSC's debt securities are subject to the terms and conditions of the First Mortgage of WPSC. Under the terms of the mortgage, substantially all property owned by WPSC is pledged as collateral for these outstanding debt securities. All these debt securities require semiannual payments of interest. All principal payments are due on the maturity date of each series. All WPSC senior notes become non-collateralized if WPSC retires all of its outstanding first mortgage bonds.

Under the terms of the First Mortgage of UPPCO, substantially all property owned by UPPCO is pledged as collateral for this outstanding debt series. Interest payments are due semiannually on May 1 and November 1 with a sinking fund payment of $900,000 due each November 1. The final sinking fund payment due November 1, 2021, will completely retire the series.

Borrowings by PDI under term loans and collateralized by nonregulated assets totaled $82.3 million at December 31, 2004. The assets of WPS New England Generation, Inc. and WPS Canada Generation, Inc., subsidiaries of PDI, collateralize $5.4 million and $13.2 million, respectively, of the total outstanding amount. Both have semiannual installment payments, an interest rate of 8.75%, and mature in May 2010. Sunbury Generation, LLC, an indirect subsidiary of PDI, is the borrower of the remaining $63.7 million that is collateralized by its plant. Quarterly payments are made in relation to this financing, which, as the result of an interest rate swap, carries an effective interest rate of 8.1% for the year ended December 31, 2004, and matures in March 2018. This loan also has renewals in 2006 and 2012. However, if certain debt covenants are not met, the lender is not required to renew the loans.

In April 2001, the Schuylkill County Industrial Development Authority issued $27.0 million of refunding tax-exempt bonds. At the time of issuance of the refunding bonds, WPS Westwood Generation, LLC, a subsidiary of PDI, owned the original bonds, the proceeds of which were used in substantial part to provide facilities. Upon issuance of the refunding bonds, the original bonds were paid off. WPS Westwood Generation was paid $27.0 million from the proceeds of the refunding bonds for the retirement of the original bonds plus accrued interest. WPS Westwood Generation is now obligated to pay the refunding bonds with monthly payments that have a floating interest rate that is reset weekly. At December 31, 2004, the interest rate was 1.8%. The bonds mature in April 2021. WPS Resources agreed to guarantee WPS Westwood Generation's obligation to provide sufficient funds to pay the refunding bonds and the related obligations and indemnities.

Upper Peninsula Building Development Corporation has a senior secured note of $2.7 million as of December 31, 2004, which requires semiannual payments at an interest rate of 9.25%, and matures in 2011. The note is secured by a first mortgage lien on the building they own, which is also leased to UPPCO for use as their corporate headquarters.

At December 31, 2004, WPS Resources and its subsidiaries were in compliance with all covenants relating to outstanding debt. A schedule of all principal debt payment amounts, including bond maturities and early retirements, for WPS Resources is as follows:

Year ending December 31
(Millions)

2005	$ 6.7
2006	7.7
2007	8.3
2008	9.4
2009	159.9
Later years	682.4
Total payments	$874.4

NOTE 15--ASSET RETIREMENT OBLIGATIONS

Legal retirement obligations, as defined by the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations," identified at WPSC relate primarily to the final decommissioning of Kewaunee. WPSC has a legal obligation to decommission the irradiated portions of Kewaunee in accordance with the Nuclear Regulatory Commission's minimum decommissioning requirements. The liability, calculated under the provisions of SFAS No. 143, is based on several assumptions, including the scope of decommissioning work to be performed, the timing of the future cash flows, and inflation and discount rates. Some of these assumptions differ significantly from the assumptions authorized by the PSCW to calculate the nuclear decommissioning liability for funding purposes. In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," WPSC established a regulatory liability to record the differences between ongoing expense regulation under SFAS No. 143 and the ratemaking practices for retirement costs authorized by the PSCW. As of December 31, 2004, the net of tax market value of external nuclear decommissioning trusts established for future retirement costs, authorized by the PSCW, was approximately $344.5 million. See Note 6, "Acquisitions and Sales of Assets," for information on the pending sale of Kewaunee.

We also identified other legal retirement obligations related to utility plant assets that are not significant to the financial statements. Upon implementation of SFAS No. 143 on January 1, 2003, we recorded a net asset retirement cost of $90.8 million and an asset retirement obligation of $324.8 million. The difference between previously recorded liabilities of $290.5 million and the cumulative effect of adopting SFAS No. 143 was deferred to a regulatory liability pursuant to SFAS No 71.

PDI has identified a legal retirement obligation related to the closure of an ash basin located at Sunbury. The adoption of SFAS No. 143 at PDI resulted in a $0.3 million negative after-tax cumulative effect of change in accounting principle in the first quarter of 2003 related to recording a liability for the closure of this ash basin.

The following table describes all changes to the asset retirement obligation liabilities of WPS Resources.

(Millions)	WPSC	PDI	Total
Asset retirement obligations at December 31, 2002	$ -	$ -	$ -
Liability recognized in transition	324.8	2.0	326.8
Accretion expense	19.2	0.1	19.3
Asset retirement obligations at December 31, 2003	344.0	2.1	346.1
Accretion expense	20.4	0.1	20.5
Asset retirement obligation at December 31, 2004	$364.4	$2.2	$366.6

Pro forma income available for common shareholders and earnings per share have not been presented for the periods ended December 31, 2004, 2003, and 2002 because the pro forma application of SFAS No. 143 to prior periods does not materially differ from the actual amounts reported for those periods in the Consolidated Statements of Income.

NOTE 16--INCOME TAXES

The principal components of our deferred tax assets and liabilities recognized in the balance sheet as of December 31 are as follows:

(Millions)	2004	2003
Deferred tax assets:		
Deferred tax credit carry forwards	$ 74.0	$ 52.0
Plant related	59.0	55.8
Employee benefits	31.5	28.7
Deferred income and deductions	17.5	21.1
Other comprehensive income	16.4	13.4
State capital and operating loss carry forwards	11.3	10.9
Risk management activities	11.3	6.9
Regulatory deferrals	1.8	3.4
Other	7.5	(1.2)
Total deferred tax assets	230.3	191.0
Valuation allowance	(1.5)	(3.0)
Net deferred tax assets	$228.8	$188.0
Deferred tax liabilities:		
Plant related	$252.5	$233.3
Risk management activities	19.3	-
Regulatory deferrals	13.2	8.7
Employee benefits	11.0	16.1
Other comprehensive income	5.8	3.4
Deferred income and deductions	3.5	3.3
Other	3.6	3.7
Total deferred tax liabilities	$308.9	$268.5
Consolidated Balance Sheet Presentation:		
Current deferred tax assets	$ -	$ 4.2
Current deferred tax liabilities	9.1	-
Long-term deferred tax liabilities	71.0	84.7
Net deferred tax liabilities	$ 80.1	$ 80.5

Deferred tax credit carryforwards include $71.1 million of alternative minimum tax credits related to tax credits available under Section 29 of the Internal Revenue Code. These alternative minimum tax credit carryforwards can be carried forward indefinitely. Carry forward periods for state capital and operating loss carryforwards vary, but in the majority of states in which we do business, the period is 15 years or more. The balance of the carryforward of state net operating losses is $220.0 million for all states. Valuation allowances have been established for certain state operating and capital loss carryforwards due to the uncertainty of the ability to realize the benefit of these losses in the future. The implementation of new tax strategies allowed WPS Resources to reduce its valuation allowance in 2004.

The following table presents a reconciliation of federal income taxes (which are calculated by multiplying the statutory federal income tax rate by book income before federal income tax) to the provision for income taxes reported in the Consolidated Statements of Income.

(Millions, except for percentages)	2004		2003		2002	
	Rate	Amount	Rate	Amount	Rate	Amount
Statutory federal income tax	35.0%	$57.6	35.0%	$42.5	35.0%	$48.1
State income taxes, net	3.5	5.8	8.0	9.8	5.3	7.3
Plant related	0.1	0.1	(0.9)	(1.1)	(1.7)	(2.4)
Benefits and compensation	(2.3)	(3.7)	(1.8)	(2.2)	(1.5)	(2.1)
Investment tax credit	(0.9)	(1.5)	(1.4)	(1.7)	(1.2)	(1.7)
Federal tax credits	(19.9)	(32.8)	(15.5)	(18.9)	(17.6)	(24.1)
Other differences, net	(2.3)	(3.8)	(1.2)	(1.4)	(0.2)	(0.3)
Effective income tax	**13.2%**	**$21.7**	22.2%	$27.0	18.1%	$24.8
Current provision						
Federal		$11.4		$ 9.9		$10.5
State		11.7		14.0		11.2
Foreign		0.4		1.8		(0.4)
Total current provision		23.5		25.7		21.3
Deferred provision		2.4		3.2		6.4
Recognition of net operating loss carryforward		(2.7)		(0.2)		(1.2)
Recognition of deferred investment tax credit		(1.5)		(1.7)		(1.7)
Total income tax expense		**$21.7**		$27.0		$24.8

Foreign income (loss) before taxes was $8.3 million in 2004, $4.3 million in 2003, and $(1.2) million in 2002.

As the related temporary differences reverse, WPSC and UPPCO are prospectively refunding taxes to customers for which deferred taxes were recorded in prior years at rates different than current rates. The regulatory liability for these refunds and other regulatory tax effects totaled $11.2 million as of December 31, 2004, and $11.8 million as of December 31, 2003.

NOTE 17--COMMITMENTS AND CONTINGENCIES

Commodity and Purchase Order Commitments

WPS Resources routinely enters into long-term purchase and sale commitments that have various quantity requirements and durations. The commitments described below are as of December 31, 2004.

ESI has unconditional purchase obligations related to energy supply contracts that total $2.4 billion. Substantially all of these obligations end by 2009, with obligations totaling $2.6 million extending from 2010 through 2012. The majority of the energy supply contracts are to meet ESI's offsetting obligations to deliver energy to its customers.

WPSC has obligations related to nuclear fuel, coal, purchased power, and natural gas. Nuclear fuel contracts total $38.2 million and extend through 2014. Assuming Kewaunee is sold as discussed in Note 6, "Acquisitions and Sales of Assets," these nuclear fuel contracts would be assigned to Dominion. Obligations related to coal supply and transportation extend through 2016 and total $386.2 million. Through 2016, WPSC has obligations totaling $600.6 million for either capacity or energy related to purchased power. Also, there are natural gas supply and transportation contracts with total estimated demand payments of $129.7 million through 2010. WPSC expects to recover these costs in future customer rates. Additionally, WPSC has contracts to sell electricity and natural gas to customers.

PDI has entered into purchase contracts totaling $12.6 million. The majority of these contracts relate to coal purchases for Sunbury and expire in 2005. See Note 4, "Assets Held for Sale," for more information on Sunbury.

UPPCO has made commitments for the purchase of commodities, mainly capacity or energy related to purchased power, which total $5.2 million and extend through 2006.

WPS Resources also has commitments in the form of purchase orders issued to various vendors. At December 31, 2004, these purchase orders totaled $499.6 million and $493.8 million for WPS Resources and WPSC, respectively. The majority of these commitments relate to large construction projects, including construction of the 500-megawatt Weston 4 coal-fired generation facility near Wausau, Wisconsin.

Nuclear Plant Operation

The Price Anderson Act ensures that funds will be available to pay for public liability claims arising out of a nuclear incident. This Act may require WPSC to pay up to a maximum of $59.4 million per incident. The payments will not exceed $5.9 million per incident in a given calendar year. These amounts relate to WPSC's 59% ownership in Kewaunee.

Clean Air Regulations

The generation facilities of PDI are located in an ozone transport region. As a result, these generation facilities are subject to additional restrictions on emissions of nitrogen oxide. During 2004, no additional nitrogen oxide emission allowances were purchased and no additional allowance purchases are anticipated for 2005. PDI began 2004 with some sulfur dioxide emission allowances for its generation facilities that are required to participate in the sulfur dioxide emission program. During 2004, additional sulfur dioxide allowances of 15,000 were purchased at market rates. PDI estimates purchasing approximately 10,000 sulfur dioxide allowances in total, at market rates, to meet its 2005 requirements for its generation facilities.

United States Environmental Protection Agency Section 114 Request

In November 1999, the EPA announced the commencement of a Clean Air Act enforcement initiative targeting the utility industry. This initiative resulted in the issuance of several notices of violation/findings of violation and the filing of lawsuits against utilities. In these enforcement proceedings, the EPA claims that the utilities made modifications to the coal-fired boilers and related equipment at the utilities' electric generating stations without first obtaining appropriate permits under the EPA's pre-construction permit program and without installing appropriate air pollution control equipment. In addition, the EPA is claiming, in certain situations, that there were violations of the Clean Air Act's "new source performance standards." In the matters where actions have been commenced, the federal government is seeking penalties and the installation of pollution control equipment.

In December 2000, WPSC received from the EPA a request for information under Section 114 of the Clean Air Act. The EPA sought information and documents relating to work performed on the coal-fired boilers located at WPSC's Pulliam and Weston electric generating stations. WPSC filed a response with the EPA in early 2001.

On May 22, 2002, WPSC received a follow-up request from the EPA seeking additional information regarding specific boiler-related work performed on Pulliam Units 3, 5, and 7, as well as information on WPSC's life extension program for Pulliam Units 3-8 and Weston Units 1 and 2. WPSC made an initial response to the EPA's follow-up information request on June 12, 2002, and filed a final response on June 27, 2002.

In 2000 and 2002, Wisconsin Power and Light Company received a similar series of EPA information requests relating to work performed on certain coal-fired boilers and related equipment at the Columbia generating station (a facility located in Portage, Wisconsin, jointly owned by Wisconsin Power and Light Company, Madison Gas and Electric Company, and WPSC). Wisconsin Power and Light Company is the operator of the plant and is responsible for responding to governmental inquiries relating to the operation of the facility. Wisconsin Power and Light Company filed its most recent response for the Columbia facility on July 12, 2002.

Depending upon the results of the EPA's review of the information, the EPA may issue "notices of violation" or "findings of violation" asserting that a violation of the Clean Air Act occurred and/or seek additional information from WPSC and/or third parties who have information relating to the boilers or close out the investigation. To date, the EPA has not responded to the filings made by WPSC and Wisconsin Power and Light. In addition, under the federal Clean Air Act, citizen groups may pursue a claim. WPSC has received no notice of a claim from a citizen suit.

In response to the EPA Clean Air Act enforcement initiative, several utilities have elected to settle with the EPA, while others are in litigation. In general, those utilities that have settled have entered into consent decrees which require the companies to pay fines and penalties, undertake supplemental environmental projects, and either upgrade or replace pollution controls at existing generating units or shut down existing units and replace these units with new electric generating facilities. Several of the settlements involve multiple facilities. The fines and penalties (including the capital costs of supplemental environmental projects) associated with these settlements range between $7 million and $30 million. Factors typically considered in settlements include, but are not necessarily limited to, the size and number of facilities as well as the duration of alleged violations and the presence or absence of aggravating circumstances. The regulatory interpretations upon which the lawsuits or settlements are based may change based on future court decisions that may be rendered in pending litigations.

If the federal government decided to bring a claim against WPSC and if it were determined by a court that historic projects at WPSC's Pulliam and Weston plants required either a state or federal Clean Air Act permit, WPSC may, under the applicable statutes, be required to:

- shut down any unit found to be operating in non-compliance,

- install additional pollution control equipment,

- pay a fine, and/or

- pay a fine and conduct a supplemental environmental project in order to resolve any such claim.

At the end of December 2002 and October 2003, the EPA issued new rules governing the federal new source review program. These rules are currently being challenged in the District of Columbia Circuit Court of Appeals, and a final decision is not anticipated before April of 2005. The rules are not yet effective in Wisconsin. They are also not retroactive. Wisconsin has proposed amending its new source review program to substantially conform to the federal regulations. The Wisconsin rules are not anticipated to be finalized before 2006, after the District of Columbia Circuit Court of Appeals' decision is rendered.

Mercury and Interstate Quality Rules

On October 1, 2004, the mercury emission control rule became effective in Wisconsin. The rule requires WPSC to control annual system mercury emissions in phases. The first phase will occur in 2008 and 2009. In this phase, the annual mercury emissions are capped at the average annual system mercury emissions for the period 2002 through 2004. The next phase will run from 2010 through 2014 and requires a 40% reduction from average annual 2002 through 2004 mercury input amounts. After 2015, a 75% reduction is required with a goal of an 80% reduction by 2018. If federal regulations are promulgated, we believe the State of Wisconsin will revise the Wisconsin rule to be consistent with the federal rule. WPSC estimates capital costs of approximately $101 million to achieve the proposed 75% reductions. The capital costs are expected to be recovered in a future rate case.

In December 2003, the EPA proposed mercury "maximum achievable control technology" standards and an alternative mercury "cap and trade" program substantially modeled on the Clear Skies legislation initiative. The EPA also proposed the Clean Air Interstate Rule (formerly known as the Interstate Air Quality Rule), which would reduce sulfur dioxide and nitrogen oxide emissions from utility boilers located in 29 states, including Wisconsin, Michigan, Pennsylvania, and New York. As to the mercury "maximum achievable control technology" proposal, it requires existing units burning sub-bituminous coal to achieve an annual average mercury emission rate limit of 5.8 pounds per trillion Btu, existing units burning bituminous coal to achieve an annual average mercury emission rate limit of 2.0 pounds per trillion Btu, and existing units burning coal-refuse to achieve an annual average mercury emission rate limit of 0.38 pounds per trillion Btu on a unit-by-unit or plant-wide basis. New sub-bituminous coal-fired units must achieve an emission rate limit of 0.020 pounds per gigawatt-hour.

If the EPA proposed mercury "maximum achievable control technology" rule is promulgated, WPSC's current analysis indicates that the emission control equipment on the existing units may be sufficient to achieve the proposed limitation. New units will require additional mercury control techniques to reduce mercury emissions by 65% to 85%. Weston 4 will install and operate mercury control technology with the aim of achieving a mercury emission rate less than that proposed in the EPA proposed mercury "maximum achievable control technology" rule. As to the mercury cap and trade program, WPSC is studying its long-term compliance strategy to meet the targets set forth in the proposed rule. Based on the current rule proposal and current projections, WPSC anticipates meeting the proposed targets. Mercury control technology is still in development. WPSC is assessing potential mercury control technologies for application to future new coal-fired units. The proposed alternative mercury cap and trade program would require a 30% reduction in national mercury emissions in 2010 and a 70% reduction in national mercury emissions beginning in 2018. WPSC estimates the cost to comply with the proposed alternative mercury cap and trade program is similar to the cost to comply with the Wisconsin rule.

Whichever form of the proposed federal mercury rule is promulgated, PDI's current analysis indicates that additional emission control equipment on the existing units may be required. Excluding Sunbury, PDI estimates the capital cost for the remaining units to be approximately $1 million to achieve a 70% reduction.   Including Sunbury, the mercury control costs could approximate $33 million in total, depending upon how this facility is operated. See Note 4, "Assets Held for Sale," for more information on Sunbury.

As to the Clean Air Interstate Rule proposal, the proposal allows the affected states (including Wisconsin, Michigan, Pennsylvania, and New York) to either require utilities located in the state to participate in an interstate cap and trade program or meet the state's emission budget for sulfur dioxide and nitrogen oxide through measures to be determined by the state. The states have not adopted a preference as to which option they would select in the event the rules become final, but the states are investigating a possible cap and trade program. The effect of the rule, if adopted, on WPSC's and PDI's facilities is uncertain.

Currently, WPSC is evaluating a number of options that include using the cap and trade program and/or installing controls. For planning purposes, it is assumed that additional sulfur dioxide and nitrogen oxide controls will be needed on existing units or the existing units will need to be converted to natural gas by 2010. The installation of any controls and/or any conversion to natural gas will need to be scheduled as part of WPSC's long-term maintenance plan for its existing units. As such, controls or conversions may need to take place before 2010. On a preliminary basis and assuming controls or conversion are required, WPSC estimates capital costs of $246 million in order to meet an assumed 2010 compliance date. This estimate is based on costs of current control technology and current information regarding the proposed rule. The costs may change based on the requirements of the final rule.

PDI is evaluating the compliance options for the Clean Air Interstate Rule proposal. Additional nitrogen oxide controls on some of PDI's facilities may be necessary. The estimated capital costs for additional nitrogen oxide controls are approximately $2.9 million, excluding Sunbury. Additional sulfur dioxide reductions are unlikely. Including Sunbury, the additional nitrogen oxide control costs could approximate $41 million, but are largely dependent upon how the facility will be operated going forward. Also, PDI will evaluate a number of options using the cap and trade program, fuel switching, and/or installing controls. See Note 4, "Assets Held for Sale," for more information on Sunbury.

Other Environmental Issues

Groundwater testing at a former ash disposal site of UPPCO indicated elevated levels of boron and lithium. Supplemental remedial investigations were performed, and a revised remedial action plan was developed. The Michigan Department of Environmental Quality approved the plan in January 2003. A liability of $1.4 million and an associated regulatory asset of $1.4 million were recorded for estimated future expenditures associated with remediation of the site. UPPCO received an order from the MPSC permitting deferral and future recovery of these costs. UPPCO has an informal agreement, with the owner of another landfill, under which it has agreed to pay 17% of the investigation and remedial costs. It is estimated that the cost of addressing the site over the next 3 years is $1.6 million. UPPCO has recorded $0.3 million of this amount as its share of the liability as of December 31, 2004.

Manufactured Gas Plant Remediation

WPSC continues to investigate the environmental cleanup of ten manufactured gas plant sites. As of the fall of 2003, cleanup of the land portion of the Oshkosh, Stevens Point, Green Bay, Manitowoc, and two Sheboygan sites was substantially complete. Groundwater treatment and monitoring at these sites will continue into the future. Cleanup of the land portion of four sites will be addressed in the future. River sediment remains to be addressed at six sites with sediment contamination. Remedial investigation work is expected to begin on the sediment portion of the Sheboygan site in 2005. Sediment removal work at the Marinette site is scheduled for 2005. Work at the other sites remains to be scheduled.

The WDNR recently issued interim guidance for sediment remediation. Based on WDNR's application of this guidance, WPSC estimated future undiscounted investigation and cleanup costs as of December 31, 2004 to be $66.7 million. WPSC may adjust these estimates in the future contingent upon remedial technology, regulatory requirements, and the assessment of natural resource damages.

WPSC's liability was reviewed in December 2004 against projected cleanup costs. Accordingly, the liability was increased to $66.7 million. WPSC has received $12.7 million to date in insurance recoveries. WPSC expects to recover actual cleanup costs, net of insurance recoveries, in future customer rates. Under current PSCW policies, WPSC will not recover carrying costs associated with the cleanup expenditures.

Stray Voltage Claims

From time to time, WPSC has been sued by dairy farmers who allege that they have suffered loss of milk production and other damages supposedly due to "stray voltage" from the operation of WPSC's electrical system. Past cases have been resolved without any material adverse effect on the financial statements of WPSC. Currently, there are three such cases pending in state court in Wisconsin, one of which is on appeal.

The PSCW has established certain requirements regarding stray voltage for all utilities subject to its jurisdiction. The PSCW has defined what constitutes "stray voltage," established a level of concern at which some utility corrective action is required, and set forth test protocols to be employed in evaluating whether a stray voltage problem exists. Based upon the information available to it to date, WPSC believes that it was in compliance with the PSCW's orders, and that none of the plaintiffs had a stray voltage problem as defined by the PSCW for which WPSC is responsible. Nonetheless, in 2003, the Supreme Court of Wisconsin ruled in the case Hoffmann v. WEPCO that a utility could be liable in tort to a farmer for damage from stray voltage even though the utility had complied with the PSCW's established level of concern.

One of the three remaining cases was appealed to the Wisconsin Court of Appeals. On February 15, 2005, the Court of Appeals affirmed the jury verdict that awarded the plaintiff approximately $0.8 million for economic damages and $1 million for nuisance. The Court of Appeals also remanded the issue of future damages relative to an injunction. WPSC is considering further appeal. The other two pending cases have trial dates in April 2005 and September 2005. Discovery has been completed in both cases. One of the two pending cases was tried to a jury in the fall of 2004. The jury deadlocked 10 - 4 in favor of WPSC, and then, in response to an instruction from the trial judge to try to reach a verdict, crafted a compromise that was invalid under the law, resulting in a mistrial. The expert witnesses retained by WPSC do not believe that there is a scientific basis for concluding that electricity has harmed or damaged the plaintiffs or their cows in either of the two remaining cases. Accordingly, WPSC is vigorously defending and contesting these actions.

WPSC has insurance coverage for these claims, but the policies have customary self-insured retentions per occurrence. Based upon the information known at this time and the availability of insurance, WPSC believes that the total cost to it of resolving the remaining three actions will not be material.

One of the cases awaiting trial includes a claim for common law punitive damages as well as a claim for treble damages under a Wisconsin statute, sec. 196.94. In light of the information it now has, WPSC does not believe there is any basis for the award of punitive or treble damages in this case. However, if a jury awarded such damages, and if the total of defense costs and all damages exceeded the self-insured retention, WPSC believes its insurance policies would cover such a verdict, including any punitive or treble damages.

Flood Damage

On May 14, 2003, a fuse plug at the Silver Lake reservoir owned by UPPCO was breached. This breach resulted in subsequent flooding downstream on the Dead River, which is located in Michigan's Upper Peninsula near Marquette, Michigan.

A dam owned by Marquette Board of Light and Power, which is located downstream from the Silver Lake reservoir near the mouth of the Dead River, also failed during this event. In addition, high water conditions and siltation resulted in damage at the Presque Isle Power Plant owned by Wisconsin Electric Power Company. Presque Isle, which is located downstream from the Marquette Board of Light and Power dam, was ultimately forced into a temporary shutdown.

The FERC's Independent Board of Review issued its report in December of 2003 and concluded that the root cause of the incident was the failure of the design to take into account the highly erodible nature of the fuse plug's foundation materials and spillway channel, resulting in the complete loss of the fuse plug, foundation, and spillway channel, which caused the release of Silver Lake far beyond the intended design of the fuse plug. The fuse plug for the Silver Lake reservoir was designed by an outside engineering firm.

WPS Resources maintains a comprehensive insurance program that includes UPPCO and which provides both property insurance for its facilities and liability insurance for liability to third parties. WPS Resources is insured in amounts that it believes are sufficient to cover its responsibilities in connection with this event. Deductibles and self-insured retentions on these policies are not material to WPS Resources. To date no lawsuits have been commenced.

In November 2003, UPPCO received approval from the MPSC and the FERC for deferral of costs that are not reimbursable through insurance or recoverable through the power supply cost recovery mechanism. Recovery of costs deferred will be addressed in future rate proceedings. On October 14, 2004, the MPSC approved final recovery of the $5.2 million of increased 2003 power supply costs related to UPPCO's integrated system. As of December 31, 2004, UPPCO has deferred $2.6 million pretax and expensed $1.5 million pretax of costs for damages resulting from the flood. In addition, UPPCO has recorded an $0.8 million insurance receivable at December 31, 2004. The total insurance payments received to date as of December 31, 2004 were $2.7 million.

In January 2005, UPPCO announced its decision to restore Silver Lake as a reservoir for power generation, pending approval of a design by FERC. Provided that FERC approves a design in the spring of 2005, work is expected to begin in 2005 and be completed in 2006.

Wausau, Wisconsin, to Duluth, Minnesota, Transmission Line

Construction of the 220-mile, 345-kilovolt Wausau, Wisconsin, to Duluth, Minnesota, transmission line began in the first quarter of 2004 in Minnesota.

ATC has assumed primary responsibility for the overall management of the project and will own and operate the completed line. WPSC received approval from the PSCW and the FERC to transfer ownership of the project to ATC. WPSC will continue to manage construction of the project and be responsible for obtaining private property rights in Wisconsin necessary for the construction of the project. Various WDNR permit related decisions are currently the subject of a contested case hearing in Wisconsin. A decision on the contested case is expected in the third quarter of 2005.

In December 2003, the PSCW issued an amended Certificate of Public Convenience and Necessity per ATC's request for relief. This decision was appealed to the Dane County Circuit Court by certain landowners. The court affirmed the PSCW's decision. It is unknown whether the court decision will be appealed.

WPS Resources committed to fund 50% of total project costs incurred up to $198 million. WPS Resources will receive additional equity in ATC in exchange for a portion of the project funding. During the year ended December 31, 2004, WPS Resources invested $15.7 million in ATC, related to its agreement to fund approximately half of the Wausau to Duluth transmission line. WPS Resources may terminate funding if the project extends beyond January 1, 2010. On December 19, 2003, WPSC and ATC received approval to continue the project with the new cost estimate of $420.3 million. The updated cost estimate reflects additional costs for the project resulting from time delays, added regulatory requirements, changes and additions to the project at the request of local governments, and ATC overhead costs. Completion of the line is expected in 2008. WPS Resources has the right, but not the obligation, to provide additional funding in excess of $198 million up to its portion of the equity portion of revised cost estimate. For the period 2005 through 2008, we expect to fund up to approximately $175 million for our portion of the Wausau to Duluth transmission line. Our commitment to fund this transmission line could decrease up to 50% if Minnesota Power exercises its option to fund a portion of the project.

Synthetic Fuel Production Facility

We have significantly reduced our consolidated federal income tax liability for the past four years through tax credits available to us under Section 29 of the Internal Revenue Code for the production and sale of solid synthetic fuel from coal. In order to maximize the value of our synthetic fuel production facility, we have reduced our interest in the facility from 67% to 23% through sales to third parties. Our ability to fully utilize the Section 29 tax credits that remain available to us in connection with our remaining interest in the facility will depend on whether the amount of our federal income tax liability is sufficient to permit the use of such credits. The Internal Revenue Service strictly enforces compliance with all of the technical requirements of Section 29. Section 29 tax credits are currently scheduled to expire at the end of 2007. Other future tax legislation and Internal Revenue Service review may also affect the value of the tax credits and the value of our share of the facility.

We have recorded the tax benefit of approximately $113.3 million of Section 29 tax credits as reductions of income tax expense from the project's inception in June 1998 through December 31, 2004. As a result of alternative minimum tax rules, approximately $71.1 million of this tax benefit has been carried forward as a deferred tax asset as of December 31, 2004. The tax benefit recorded with respect to WPS Resources' share of tax credits from the facility is based on our expected consolidated tax liability for all open tax years including the current year, and all future years in which we expect to utilize deferred tax credits to offset our future tax liability. Reductions in our expected consolidated tax liability for any of these years could result in disallowance of previously recorded credits, and/or a change in the amount of the tax benefit deferred to future periods. A reduction in our expected consolidated tax liability for the current year may result in a reduction of the level of synthetic fuel production at the facility. A portion of future payments under one of the agreements covering the sale of a portion of our interest in the facility are contingent on the facility's continued production of synthetic fuel. Pre-tax gains approximating $7 million annually are expected to be realized through 2007 from this sell-down.

Dairyland Power Cooperative

Dairyland Power Cooperative has confirmed its intent to purchase an interest in Weston 4 by signing a joint plant agreement in November 2004, subject to a number of conditions. The agreement with Dairyland Power Cooperative is part of our continuing plan to provide least-cost, reliable energy for the increasing electric demand of our customers.

NOTE 18--EMPLOYEE BENEFIT PLANS

WPS Resources has a non-contributory qualified retirement plan covering substantially all employees. During 2004, $1.6 million was contributed to the Pension Plan. No contributions were made in 2003 or 2002. WPS Resources also sponsors several nonqualified retirement plans, which are not funded.

WPS Resources also currently offers medical, dental, and life insurance benefits to employees and their dependents. We expense these items for active employees as incurred. We fund benefits for retirees through irrevocable trusts as allowed for income tax purposes.

WPSC serves as plan sponsor and administrator for the qualified retirement plan and the postretirement plans. Accordingly, WPSC's Consolidated Balance Sheets reflect the assets and liabilities associated with these plans. With the exception of UPPCO's Supplemental Employee Retirement Plan, the assets and liabilities related to the non-qualified pension plans are also recorded on WPSC's Consolidated Balance Sheets. The net periodic benefit cost associated with the plans is allocated among WPS Resources' subsidiaries. Actuarial calculations are performed (based upon specific employees and their related years of service) in order to determine the appropriate benefit cost allocation.

The costs of pension and postretirement benefits are expensed over the period in which the employee renders service. The transition obligation for postretirement benefits of current and future retirees is being recognized over a 20-year period beginning in 1993. WPS Resources uses a December 31 measurement date for the majority of its plans.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") provides a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of certain retiree health care benefit plans. In May 2004, the FASB staff issued FASB Staff Position ("FSP") 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003."

WPS Resources and its actuarial advisors determined that benefits provided by the plan as of the date of enactment were at least actuarially equivalent to Medicare Part D, and, accordingly, WPS Resources will be entitled to the federal subsidy. WPS Resources performed a measurement of the effects of the Act on its accumulated postretirement benefit obligation as of July 1, 2004 (the date FSP 106-2 was adopted). As of July 1, 2004, WPS Resources' and WPSC's accumulated postretirement benefit obligation decreased $40.3 million and $33.5 million, respectively, as a result of the Act. The change in the accumulated postretirement benefit obligation due to the Act is considered an actuarial gain that will be recognized in future periods and, therefore, had no cumulative effect on WPS Resources' or WPSC's retained earnings as of July 1, 2004. The effect of the subsidy served to reduce the net postretirement benefit cost by $2.6 million for WPS Resources, including $2.2 million for WPSC, for the year ended December 31, 2004.

The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets during 2004, 2003, and 2002, as well as a statement of the funded status as of December 31 for each year.

(Millions)	Pension Benefits			Other Benefits		
	2004	2003	2002	**2004**	2003	2002
Reconciliation of benefit obligation (qualified and non-qualified plans)						
Obligation at January 1	**$637.2**	$553.8	$513.1	**$281.6**	$234.3	$ 176.2
Service cost	**20.5**	15.2	12.0	**7.5**	7.1	5.3
Interest cost	**39.8**	36.9	34.9	**16.9**	15.3	12.5
Plan amendments	**-**	-	-	**-**	(15.3)	(4.7)
Actuarial (gain) loss - net	**62.0**	67.0	27.5	**(3.4)**	49.5	52.5
Benefit payments	**(38.8)**	(35.7)	(33.7)	**(7.9)**	(9.3)	(7.5)
Obligation at December 31	**$720.7**	$637.2	$553.8	**$294.7**	$281.6	$ 234.3
Reconciliation of fair value of plan assets (qualified plans)						
Fair value of plan assets at January 1	**$569.9**	$511.6	$591.9	**$149.7**	$119.7	$ 134.7
Actual return on plan assets	**54.5**	92.7	(47.8)	**12.9**	23.7	(14.8)
Employer contributions	**1.6**	-	-	**16.2**	15.6	7.3
Benefit payments	**(37.1)**	(34.4)	(32.5)	**(7.9)**	(9.3)	(7.5)
Fair value of plan assets at December 31	**$588.9**	$569.9	$511.6	**$170.9**	$149.7	$ 119.7
Funded status of plans						
Funded status at December 31	**$(131.8)**	$(67.3)	$(42.2)	**$(123.8)**	$(131.9)	$(114.6)
Unrecognized transition obligation	**0.4**	0.6	0.6	**3.4**	3.8	13.1
Unrecognized prior-service cost	**44.8**	50.5	56.3	**(19.4)**	(21.5)	(16.3)
Unrecognized loss	**127.0**	78.0	58.6	**91.1**	99.7	66.0
Net asset (liability) recognized	**$ 40.4**	$ 61.8	$ 73.3	**$ (48.7)**	$ (49.9)	$ (51.8)

 Amounts recognized in the Consolidated Balance Sheets related to the benefit plans consist of:

(Millions)	Pension Benefits		Other Benefits	
	2004	2003	**2004**	2003
Prepaid benefit cost	**$ -**	$ 67.9	**$ -**	$ -
Accrued benefit cost	**(45.9)**	(87.8)	**(48.7)**	(49.9)
Intangible assets	**45.0**	41.6	**-**	-
Regulatory asset	**6.4**	15.2	**-**	-
Accumulated other comprehensive income	**34.9**	24.9	**-**	-
(before tax effect of $14.0 million and $10.0 million, respectively)				
Net asset (liability) recognized	**$40.4**	$ 61.8	**$(48.7)**	$(49.9)

 Included in the above table is an accrued benefit cost of $1.7 million at December 31, 2004, and $1.8 million at December 31, 2003, related to UPPCO's Supplemental Employee Retirement Plan.

 The accumulated benefit obligation for all defined benefit pension plans was $634.8 million and $572.4 million at December 31, 2004, and 2003, respectively. Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented in the following table.

(Millions)	December 31,	
	2004	2003
Projected benefit obligation	**$720.7**	$321.4
Accumulated benefit obligation	**634.8**	315.1
Fair value of plan assets	**588.9**	250.2

The following table presents the components of the consolidated net periodic benefit cost (credit) for the plans for 2004, 2003, and 2002:

(Millions)	Pension Benefits			Other Benefits		
	2004	2003	2002	**2004**	2003	2002
Net periodic benefit cost						
Service cost	**$20.5**	$15.2	$12.0	**$ 7.5**	$ 7.1	$ 5.3
Interest cost	**39.8**	36.9	34.9	**16.9**	15.3	12.5
Expected return on plan assets	**(45.9)**	(46.7)	(47.7)	**(11.6)**	(10.6)	(10.2)
Amortization of transition (asset) obligation	**0.2**	-	(1.8)	**0.4**	1.0	1.3
Amortization of prior-service cost (credit)	**5.7**	5.8	5.8	**(2.2)**	(1.8)	(1.2)
Amortization of net (gain) loss	**4.5**	0.7	(0.6)	**4.1**	2.6	(1.2)
Special termination benefits	**-**	0.8	-	**-**	-	-
Net periodic benefit cost (credit) before settlement/ curtailment	**24.8**	12.7	2.6	**15.1**	13.6	6.5
Amortization of settlement gain regulatory liability	**-**	-	(11.8)	**-**	-	-
Amortization of curtailment loss regulatory asset	**-**	-	8.1	**-**	-	-
Net periodic benefit cost (credit)	**$24.8**	$12.7	$ (1.1)	**$15.1**	$13.6	$ 6.5

Net periodic benefit cost (credit) recorded by WPSC related to pension benefits was $16.3 million in 2004, $6.7 million in 2003, and ($4.9) million in 2002. Net periodic benefit cost recorded by WPSC related to other benefits was $12.4 million in 2004, $12.0 million in 2003, and $4.5 million in 2002.

Assumptions

The weighted average assumptions used at December 31 in the accounting for the plans are as follows:

	Pension Benefits			Other Benefits		
	2004	2003	2002	**2004**	2003	2002
Discount rate for benefit obligations	**5.75%**	6.25%	6.75%	**5.75%**	6.25%	6.75%
Discount rate for net periodic benefit cost	**6.25%**	6.75%	7.25%	**6.25%**	6.75%	7.25%
Expected return on assets	**8.75%**	8.75%	8.75%	**8.75%**	8.75%	8.75%
Rate of compensation increase	**5.50%**	5.50%	5.50%	**-**	-	-

Starting in 2005, WPS Resources plans to change its expected return on plan assets from 8.75% to 8.50%. To develop the expected long-term rate of return on assets, WPS Resources considered the historical returns and the future expectations for returns for each asset class, as well as the target allocation of the benefit trust portfolios.

The assumptions used for WPS Resources' medical and dental cost trend rates are shown in the following table:

	2004	2003	2002
Assumed medical cost trend rate (under age 65)	**10.0%**	11.0%	12.0%
Ultimate trend rate	**5.0%**	5.0%	5.0%
Ultimate trend rate reached in	**2010**	2010	2010
Assumed medical cost trend rate (over age 65)	**12.0%**	13.0%	14.0%
Ultimate trend rate	**6.5%**	6.5%	6.5%
Ultimate trend rate reached in	**2011**	2011	2011
Assumed dental cost trend rate	**5.0%**	5.0%	6.0%
Ultimate trend rate	**5.0%**	5.0%	5.0%
Ultimate trend rate reached in	**2004**	2004	2004

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

(Millions)	1% Increase	1% Decrease
Effects on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 3.5	$ (3.1)
Effect on the health care component of the accumulated postretirement benefit obligation	$42.0	$(34.7)

Plan Assets

Weighted-average asset allocations of the plans at December 31, 2004, and 2003, are as follows:

	Pension Plan Assets at December 31,		Postretirement Plan Assets at December 31,	
	2004	2003	**2004**	2003
Asset category				
Equity securities	**63%**	61%	**63%**	62%
Debt securities	**33%**	36%	**37%**	38%
Real Estate	**4%**	3%	**0%**	0%
Total	**100%**	100%	**100%**	100%

The Board of Directors has established the Employee Benefits Administrator Committee to manage the operations and administration of all benefit plans and related trusts. The Committee has investment policies for the plan assets that establish target asset allocations for the above listed asset classes as follows: pension plan - equity securities 60%, debt securities 35%, and real estate 5%; postretirement plan - equity securities 65%, debt securities 35%.

Cash Flows

WPS Resources expects to contribute $8.2 million to its pension plans and $20.9 million to its other postretirement benefit plans in 2005.

The following table shows the payments, reflecting expected future service, that WPS Resources expects to make for pension and other postretirement benefits. In addition, the table shows the expected federal subsidies under Medicare Part D, which will partially offset other postretirement benefits, as discussed earlier.

(Millions)	Pension Benefits	Other Benefits	Federal Subsidies
2005	$ 37.5	$10.8	$ -
2006	39.6	11.9	(1.3)
2007	41.8	13.1	(1.5)
2008	44.0	14.1	(1.6)
2009	46.0	15.3	(1.8)
2010-2014	262.3	89.9	(10.9)

Defined Contribution Benefit Plans

WPS Resources maintains a 401(k) Savings Plan for substantially all full-time employees. Employees generally may contribute from 1% to 30% of their base compensation to individual accounts within the 401(k) Savings Plan. Participation in this plan automatically qualifies eligible non-union employees for participation in the ESOP. The company match, in the form of WPS Resources shares of common stock, is contributed to an employee's ESOP account. The plan requires a match equivalent to 100% of the first 4% and 50% of the next 2% contributed by non-union employees. Certain union employees receive a contribution to their ESOP account regardless of their participation in the 401(k) Savings Plan. The ESOP held 2.2 million shares of WPS Resources common stock (market value of approximately $109 million) at December 31, 2004. Total costs incurred under these plans were $7.7 million in 2004, $5.7 million in 2003, and $4.8 million in 2002. WPSC's share of the total costs was $6.5 million in 2004, $4.6 million in 2003, and $3.9 million in 2002.

WPS Resources maintains a deferred compensation plan that enables certain key employees and non-employee directors to defer a portion of their compensation or fees on a pre-tax basis. Non-employee directors can defer up to 100% of their director fees. There are essentially two separate investment programs available to plan participants. The first program ("Program 1") offers WPS Resources common stock as a hypothetical investment option for participants; deemed dividends paid on the common stock are automatically reinvested; and all distributions must be made in WPS Resources common stock. The second program ("Program 2") offers a variety of hypothetical investment options indexed to mutual funds, WPS Resources' return on equity, and WPS Resources common stock. Participants may not redirect investments between the two programs. All employee deferrals are remitted to WPSC and, therefore, the liabilities and costs associated with the deferred compensation plans are included on WPSC's Consolidated Balance Sheets and Consolidated Statements of Income, respectively.

Program 1 is accounted for as a plan that does not permit diversification. As a result, the deferred compensation arrangement is classified as an equity instrument and changes in the fair value of the deferred compensation obligation are not recognized. The deferred compensation obligation associated with Program 1 was $13.0 million at December 31, 2004, and $10.3 million at December 31, 2003.

Program 2 is accounted for as a plan that permits diversification. As a result, the deferred compensation obligation associated with this program is classified as a liability in the Consolidated Balance Sheets and adjusted, with a charge or credit to expense, to reflect changes in the fair value of the deferred compensation obligation. The obligation, classified within other long-term liabilities, was $21.0 million at December 31, 2004, and $18.7 million at December 31, 2003. The costs incurred under Program 2 were $2.1 million in 2004, $2.4 million in 2003, and $1.6 million in 2002.

The deferred compensation programs are partially funded through WPS Resources common stock that is held in a rabbi trust. The common stock held in the rabbi trust is classified in equity in a manner similar to accounting for treasury stock. The total cost of WPS Resources common stock held in the rabbi trust was $8.4 million at December 31, 2004, and $6.5 million at December 31, 2003.

NOTE 19--PREFERRED STOCK OF SUBSIDIARY

WPSC has 1,000,000 authorized shares of preferred stock with no mandatory redemption and a $100 par value. Outstanding shares are as follows at December 31:

(Millions, except share amounts)	Series	**2004** Shares Outstanding	**2004** Carrying Value	2003 Shares Outstanding	2003 Carrying Value
	5.00%	**130,799**	**$13.1**	130,853	$13.1
	5.04%	**29,920**	**3.0**	29,920	3.0
	5.08%	**49,928**	**5.0**	49,928	5.0
	6.76%	**150,000**	**15.0**	150,000	15.0
	6.88%	**150,000**	**15.0**	150,000	15.0
Total		**510,647**	**$51.1**	510,701	$51.1

All shares of preferred stock of all series are of equal rank except as to dividend rates and redemption terms. Payment of dividends from any earned surplus or other available surplus is not restricted by the terms of any indenture or other undertaking by WPSC. Each series of outstanding preferred stock is redeemable in whole or in part at WPSC's option at any time on 30 days' notice at the respective redemption prices. WPSC may not redeem less than all, nor purchase any, of its preferred stock during the existence of any dividend default.

In the event of WPSC's dissolution or liquidation, the holders of preferred stock are entitled to receive (a) the par value of their preferred stock out of the corporate assets other than profits before any of such assets are paid or distributed to the holders of common stock and (b) the amount of dividends accumulated and unpaid on their preferred stock out of the surplus or net profits before any of such surplus or net profits are paid to the holders of common stock. Thereafter, the remainder of the corporate assets, surplus, and net profits shall be paid to the holders of common stock.

The preferred stock has no pre-emptive, subscription, or conversion rights, and has no sinking fund provisions.

NOTE 20--COMMON EQUITY

Shares outstanding at December 31	**2004**	2003
Common stock, $1 par value, 200,000,000 shares authorized	**37,500,791**	36,830,556
Treasury stock	**12,000**	15,700
Average cost of treasury shares	**$25.19**	$25.19
Shares in deferred compensation rabbi trust	**229,238**	192,880
Average cost of deferred compensation rabbi trust shares	**$36.84**	$33.72

On November 24, 2003, 4,025,000 shares of WPS Resources common stock were issued at $43.00 per share and resulted in a net increase in equity of $166.8 million.

Treasury shares at December 31, 2004, relate to our Non-Employee Directors Stock Option Plan. The number of stock options granted under this plan may not exceed 100,000 shares. All options under this plan have a ten-year life, but may not be exercised until one year after the date of grant.

Effective January 2001, we began issuing new stock under our Stock Investment Plan and under certain of our stock-based employee benefit plans. These stock issuances increased equity $28.3 million, $31.0 million, and $28.3 million in 2004, 2003, and 2002, respectively.

Reconciliation of Common Shares	Common Stock Shares Outstanding
Balance at December 31, 2001	31,053,250
Stock Investment Plan and other stock-based employee benefit plans	544,578
Stock issued from Treasury Stock	241,402
Increase in deferred compensation rabbi trust shares	(30,451)
Balance at December 31, 2002	31,808,779
Common stock offering	4,025,000
Stock Investment Plan and other stock-based employee benefit plans	764,681
Stock issued from Treasury Stock	49,950
Increase in deferred compensation rabbi trust shares	(26,434)
Balance at December 31, 2003	36,621,976
Stock Investment Plan and other stock-based employee benefit plans	670,235
Stock issued from Treasury Stock	3,700
Increase in deferred compensation rabbi trust shares	(36,358)
Balance at December 31, 2004	**37,259,553**

In December 1996, we adopted a Shareholder Rights Plan. The plan is designed to enhance the ability of the Board of Directors to protect shareholders of WPS Resources if efforts are made to gain control of our company in a manner that is not in the best interests of our shareholders. The plan gives our existing shareholders, under certain circumstances, the right to purchase stock at a discounted price. The rights expire on December 11, 2006.

WPS Resources is a holding company and our ability to pay dividends is largely dependent upon the ability of our subsidiaries to pay dividends to us. The PSCW has by order restricted our principal subsidiary, WPSC, to paying normal dividends on its common stock of no more than 109% of the previous year's common stock dividend. The PSCW also requires WPSC to maintain a capital structure (i.e., the percentages by which each of common stock, preferred stock and debt constitute the total capital invested in a utility), which has a common equity range of 54% to 58%. Each of these limitations may be modified by a future order of the PSCW. Our right to receive dividends on the common stock of WPSC is also subject to the prior rights of WPSC's preferred shareholders and to provisions in WPSC's restated articles of incorporation which limit the amount of common stock dividends which WPSC may pay if its common stock and common stock surplus accounts constitute less than 25% of its total capitalization. These limitations are not expected to limit any dividend payments in the foreseeable future.

UPPCO's indentures relating to its first mortgage bonds contain certain limitations on the payment of cash dividends on its common stock, which is held solely by WPS Resources. Under the most restrictive of these provisions, approximately $19.6 million of retained earnings were available at December 31, 2004 for the payment of common stock cash dividends by UPPCO.

At December 31, 2004, WPS Resources had $474.4 million of retained earnings available for dividends.

Earnings per share is computed by dividing income available for common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing income available for common shareholders by the weighted average number of shares of common stock outstanding during the period adjusted for the exercise and/or conversion of all potentially dilutive securities. Such dilutive items include in-the-money stock options, restricted shares, and performance share grants. The calculation of diluted earnings per share for the years shown excludes some stock option plan shares that had an anti-dilutive effect. The shares having an anti-dilutive effect are not significant for any of the years shown. The following table reconciles the computation of basic and diluted earnings per share:

Reconciliation of Earnings Per Share

(Millions except per share amounts)	**2004**	2003	2002
Income available for common shareholders	**$139.7**	$94.7	$109.4
Basic weighted average shares	**37.4**	33.0	31.7
Incremental issuable shares	**0.2**	0.2	0.3
Diluted weighted average shares	**37.6**	33.2	32.0
Basic earnings per common share	**$3.74**	$2.87	$3.45
Diluted earnings per common share	**$3.72**	$2.85	$3.42

NOTE 21--STOCK-BASED COMPENSATION

WPS Resources has three main stock option plans: the 2001 Omnibus Incentive Compensation Plan ("Omnibus Plan"), the 1999 Stock Option Plan ("Employee Plan"), and the 1999 Non-Employee Directors Stock Option Plan ("Director Plan"). No additional stock options will be issued under the Employee Plan, although the plan will continue to exist for purposes of the existing outstanding options.

In May of 2001, shareholders approved the Omnibus Plan for certain management personnel. The Long-Term Incentive Plan was approved under the 2001 Omnibus Plan. The Long-Term Incentive Plan has two stock-based compensation components: non-qualified stock options and performance shares.

Under the provisions of the Omnibus Plan, the number of shares for which stock options may be granted may not exceed 2 million, and no single employee that is the chief executive officer of the company or any of the other four highest compensated officers of the company and its subsidiaries can be granted options for more than 150,000 shares during any calendar year. Stock options are granted by the Compensation Committee of the Board of Directors and may be granted at any time. No stock options will have a term longer than ten years. The exercise price of each stock option is equal to the fair market value of the stock on the date the stock option was granted.

A portion of the executive long-term incentive was awarded in the form of performance shares. These shares vest over a three-year performance period and are paid out in shares of WPS Resources common stock. The number of shares paid out is calculated by multiplying a performance percentage by a target number of shares. The performance multiplier is based on the performance of WPS Resources relative to the performance of a specific peer group of companies. The payout may range from 0% to 200% of target. Based upon these criteria, 119,296 shares are included in the denominator of the diluted earnings per share computation at December 31, 2004. In accordance with Accounting Principles Board Opinion No. 25, WPS Resources accrues the plan expense over the three-year period in which the services are performed. Compensation expense recorded was $2.3 million in 2004, $3.3 million in 2003, and $1.8 million in 2002.

Restricted stock shares granted on April 18, 2002, totaled 12,186 shares and had a one-year vesting period. Beginning April 18, 2003, 15% of the shares became unrestricted, with an additional 15% release of restriction at each six-month interval thereafter until fully unrestricted. Restricted shares have a value equal to the fair market value of the shares on the grant date. No compensation expense was recorded for these shares in 2004. In 2003 and 2002, $0.2 million and $0.3 million of compensation expense was recorded, respectively.

Under the provisions of the Director Plan, the number of stock options granted under the plan may not exceed 100,000, and the shares to be delivered will consist solely of treasury shares. Stock options are granted at the discretion of the Board of Directors. No options may be granted under this plan after December 31, 2008. All options have a ten-year life, but may not be exercised until one year after the date of grant. Options granted under this plan are immediately vested. The exercise price of each option is equal to the fair market value of the stock on the date the stock options were granted.

One-fourth of the stock options granted under the Omnibus Plan and the Employee Plan will become vested and exercisable each year on the anniversary date of the grant. The number of shares subject to each stock option plan, each outstanding stock option, and stock option exercise prices are subject to adjustment in the event of any stock split, stock dividend, or other transaction affecting our outstanding common stock.

A summary of the activity of the stock option plans for 2004, is presented below:

Stock Options	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year		
Omnibus plan	993,677	$38.9707
Employee plan	283,621	33.1055
Director plan	15,700	25.4853
Granted during 2004		
Omnibus plan	321,313	48.1100
Exercised during 2004		
Omnibus plan	30,431	35.1724
Employee plan	38,301	30.5332
Director plan	3,700	25.4375
Forfeited during 2004		
Omnibus plan	4,437	41.2294
Outstanding at end of year		
Omnibus plan	1,280,122	41.3472
Employee plan	245,320	33.5071
Director plan	12,000	25.5000
Options exercisable at year-end		
Omnibus plan	459,425	37.3676
Employee plan	245,320	33.5071
Director plan	12,000	25.5000
Weighted-average fair value of options granted during 2004		
Omnibus plan	$4.40	

A summary of the activity of the stock option plans for 2003, is presented below:

Stock Options	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year		
Omnibus plan	663,548	$36.1131
Employee plan	492,021	31.5572
Director plan	19,400	25.4762
Granted during 2003		
Omnibus plan	335,424	44.5601
Exercised during 2003		
Omnibus plan	4,420	34.6538
Employee plan	207,150	29.4879
Director plan	3,700	25.4375
Forfeited during 2003		
Omnibus plan	875	36.3014
Employee plan	1,250	23.1875
Outstanding at end of year		
Omnibus plan	993,677	38.9707
Employee plan	283,621	33.1055
Director plan	15,700	25.4853
Options exercisable at year-end		
Omnibus plan	241,076	35.4684
Employee plan	225,116	33.0890
Director plan	15,700	25.4852
Weighted-average fair value of options granted during 2003		
Omnibus plan	$4.53	

A summary of the activity of the stock option plans for 2002, is presented below:

Stock Options	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year		
Omnibus plan	327,427	$34.1038
Employee plan	705,916	30.9806
Director plan	23,150	25.4699
Granted during 2002		
Omnibus plan	341,613	38.0064
Exercised during 2002		
Employee plan	206,849	29.5512
Director plan	3,750	25.4375
Forfeited during 2002		
Omnibus plan	5,492	34.0900
Employee plan	7,046	32.6744
Outstanding at end of year		
Omnibus plan	663,548	36.1131
Employee plan	492,021	31.5572
Director plan	19,400	25.4762
Options exercisable at year-end		
Omnibus plan	80,484	34.1040
Employee plan	256,011	31.6679
Director plan	19,400	25.4762
Weighted-average fair value of options granted during 2002		
Omnibus plan	$3.64	

The following table summarizes the status of the stock options outstanding and exercisable at December 31, 2004, under the 2001 Omnibus Plan.

	Stock Options Outstanding			Stock Options Exercisable	
Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price Per Share	Shares	Weighted-Average Exercise Price Per Share
$34.0900	281,689	7	$34.0900	205,545	$34.0900
34.3800	13,386	6	34.3800	9,493	34.3800
36.3800	500	7	36.3800	250	36.3800
37.9600	325,310	8	37.9600	158,383	37.9600
41.2900	5,000	7	41.2900	2,500	41.2900
38.2500	8,797	8	38.2500	2,200	38.2500
44.7300	324,127	9	44.7300	81,054	44.7300
48.1100	321,313	10	48.1100	-	48.1100
	1,280,122		$41.3472	459,425	$37.3676

The following table summarizes the status of the stock options outstanding and exercisable at December 31, 2004, under the 1999 Stock Option Plan.

	Stock Options Outstanding			Stock Options Exercisable	
Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price Per Share	Shares	Weighted-Average Exercise Price Per Share
$29.8750	49,500	4	$29.8750	49,500	$29.8750
23.1875	5,500	5	23.1875	5,500	23.1875
34.7500	190,320	6	34.7500	190,320	34.7500
	245,320		$33.5071	245,320	$33.5071

The following table summarizes the status of the stock options outstanding and exercisable at December 31, 2004, under the 1999 Non-Employee Director Stock Option Plan.

	Stock Options Outstanding			Stock Options Exercisable	
Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price Per Share	Shares	Weighted-Average Exercise Price Per Share
$25.4375	9,000	5	$25.4375	9,000	$25.4375
25.6875	3,000	5	25.6875	3,000	25.6875
	12,000		$25.5000	12,000	$25.5000

NOTE 22--REGULATORY ENVIRONMENT

Wisconsin

On December 19, 2003, the PSCW issued a final written order authorizing a retail electric rate increase of $59.4 million (9.4%) and a retail natural gas rate increase of $8.9 million (2.2%), effective January 1, 2004. The rates reflect a 12.0% return on equity and allowed average equity of 56% of total capital.

As a result of the Kewaunee unplanned outage, which lasted approximately two weeks during late January and into early February 2004, and other fuel cost and purchased power increases expected in 2004, WPSC received an interim fuel rate order from the PSCW allowing for a $6.0 million (1.2%) increase in rates that went into effect April 2, 2004. In September 2004, the PSCW issued its final order, requiring WPSC to refund $1.8 million of revenues collected under the interim rate order to customers. The refund was returned to customers in October and November 2004. The reduction from the interim rate was necessary due to lower than anticipated fuel and purchased power costs in the third quarter of 2004, which were the result of cooler than normal weather conditions. The final order allowed WPSC recovery of an estimated $3.2 million of its increased fuel and purchased power costs.

On December 21, 2004, the PSCW issued a final written order authorizing a retail electric increase of $60.7 million (8.6%) and a retail natural gas rate increase of $5.6 million (1.1%), effective January 1, 2005. The retail electric rate increase is primarily driven by increased costs related to fuel and purchased power, construction of Weston 4, benefit costs, and Midwest Independent System Operator costs. The natural gas rate increase is primarily related to increases in benefit costs and the cost of distribution system improvements. The 2005 rates reflect an 11.5% return on equity. The PSCW also approved a common equity ratio of 57.35% in the utility's regulatory capital structure.

On November 5, 2004, WPSC filed an application with the PSCW to defer all incremental costs, including carrying costs, resulting from unexpected problems encountered in the refueling outage at Kewaunee. During the refueling outage, an unexpected problem was encountered with equipment used for lifting internal vessel components to perform a required 10-year inspection. These equipment problems caused the outage to be extended by approximately three weeks. On November 11, 2004, the PSCW authorized WPSC to defer the replacement fuel costs related to the extended outage. On November 23, 2004, the PSCW authorized WPSC to defer purchased power costs ($5.4 million) and operating and maintenance expenses ($1.8 million) related to the extended outage, effective from when the problems were discovered, including carrying costs at WPSC's authorized weighted average cost of capital. Kewaunee returned to service on December 4, 2004. On February 18, 2005, WPSC filed for PSCW approval to recover these costs and it is anticipated that these costs will be recovered in 2006, pending final approval by the PSCW.

On November 9, 2004, WPSC filed an application with the PSCW to defer, with carrying costs, the 2005 revenue requirement impacts resulting from the American Jobs Creation Act of 2004 (Jobs Creation Act). The Jobs Creation Act reduces the corporate income tax on certain manufacturing industries. Because the act was not signed into law until October 22, 2004, it was not included in WPSC's 2005 rate proceeding. On December 7, 2004, the PSCW authorized WPSC to defer the 2005 revenue requirement impacts resulting from the Jobs Creation Act including carrying costs at WPSC's authorized weighted average cost of capital.

On February 20, 2005, Kewaunee was temporarily removed from service after a potential design weakness was identified in a backup cooling system. Plant engineering staff identified the concern and the unit was shutdown in accordance with the plant license. A modification is being made to resolve the issue and it is anticipated that the unit will be back in service at 100% power by mid April. WPSC intends to file a request with the PSCW for recovery of incremental costs associated with fuel, purchased power, and operating and maintenance costs. WPSC and Dominion remain committed to the sale of Kewaunee.

Michigan

On March 31, 2004, UPPCO submitted an application to the MPSC to recover $5.2 million of increased 2003 power supply costs relating to UPPCO's integrated system. In addition, UPPCO requested deferral of $1.8 million of power supply costs related to the Dead River flood. On August 31, 2004, the MPSC approved the deferral of the $1.8 million of power supply costs relating to the Dead River flood, and authorized the interim recovery of the $5.2 million pending a final prudence determination. On October 14, 2004, the Commission approved final recovery of the $5.2 million of increased 2003 power supply costs relating to UPPCO's integrated system. These costs will be recovered from customers through December 2005.

On December 8, 2004, UPPCO submitted a request to the MPSC to approve UPPCO's proposed treatment of the net gain proceeds from certain sales of undeveloped and partially developed land located in the Upper Peninsula of Michigan as appropriate for ratemaking purposes. If approved by the MPSC, UPPCO will voluntarily forego retail electric service base rate increases through December 31, 2005; however, UPPCO may file for base rate increases in 2005 to be effective on or after January 1, 2006. UPPCO may also file for MPSC consideration of deferred accounting of any governmental mandates during the moratorium and for any unusual and extraordinary events. At this time, the MPSC has not accepted the proposal, and final approval or denial from the MPSC is still pending.

On February 4, 2005, UPPCO submitted an application to the MPSC for a 7.6% increase in retail electric rates ($5.7 million in revenues). UPPCO also requested interim rate recovery of 6.0% ($4.5 million in revenues) to allow UPPCO to recover costs during the time the MPSC is reviewing the full case. The retail electric rate increase is primarily due to costs associated with improving service quality and reliability, technology upgrades, and managing rising employee and retiree benefit costs.

Federal

On April 30, 2003, WPSC received a draft order from the FERC approving a $4.1 million (21%), interim increase in wholesale electric rates. The new wholesale rates were effective on May 11, 2003, and were subject to refund if the final rate increase was less. The draft order also granted the use of formula rates, which allow for the adjustment of wholesale electric rates to reflect actual costs without having to file additional rate requests. On March 4, 2004, the FERC and WPSC reached a tentative settlement regarding the final rate increase. WPSC had no material refunds or other adjustments to revenues recorded under the interim rates based on the terms of the tentative agreement. The final settlement was approved by FERC on November 19, 2004. No material refunds were required as a result of the settlement. This was WPSC's first rate increase for its wholesale electric customers in 17 years.

On February 10, 2005 the FERC issued an order accepting compliance filings implementing the Seams Elimination Charge Adjustment effective December 1, 2004, subject to refund and surcharge, and set the matters raised for evidentiary hearing. On February 28, 2005, Quest Energy, LLC, a wholly-owned subsidiary of ESI, filed a motion for partial stay of FERC's February 10, 2005 order imposing a Seams Elimination Charge Adjustment on Quest. The purpose of the Seams Elimination Charge Adjustment is to compensate transmission owners for the revenue they would no longer receive due to the elimination of the Regional Through and Out Rates. Because ESI is a load serving entity, it will be billed for Seams Elimination Charge Adjustment charges based on its power imports during 2002 and 2003.

NOTE 23--VARIABLE INTEREST ENTITIES

The FASB has issued Interpretation No. 46R (as revised), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51," in order to improve financial reporting by companies involved with variable interest entities. Interpretation No. 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. The primary beneficiary is the party that absorbs the majority of the expected losses and/or receives the majority of the expected residual returns of the variable interest entity's activities.

The application of Interpretation No. 46R was required for financial statements of public entities that have interests in special-purpose entities for periods ending after December 15, 2003. WPS Resources identified WPSR Capital Trust I as a special purpose entity that is within the scope of Interpretation No. 46R. Refer to Note 24, "Company-Obligated Mandatorily Redeemable Trust Preferred Securities of Preferred Stock Trust," for further discussion of the impacts of implementing this portion of Interpretation No. 46R on the financial statement of WPS Resources.

WPS Resources adopted the provisions of Interpretation No. 46R for variable interest entities not defined as special purpose entities effective March 31, 2004. The required adoption had no impact on our consolidated financial statements, as we did not identify significant variable interests in any unconsolidated variable interest entities where we were determined to be the primary beneficiary. We have identified our equity ownership in a synthetic fuel producing facility as a variable interest in a variable interest entity. Through an affiliate of PDI, WPS Resources owns a partial interest in a synthetic fuel facility located in Kentucky and received tax credits pursuant to Section 29 of the Internal Revenue Code based on sales to unaffiliated third-party purchasers of synthetic fuel produced from coal. At December 31, 2004, WPS Resources had a 23% ownership interest in the synthetic fuel facility. No other variable interests were identified. WPS Resources' maximum exposure to loss as a result of our involvement with this variable interest entity is limited to our investment in this entity, which was not significant at December 31, 2004. We were not identified as the primary beneficiary of this entity and, therefore, were not required to consolidate the synthetic fuel facility into our financial statements at December 31, 2004. The adoption of Interpretation No. 46R also included an analysis of our power purchase and sale agreements. We do not believe that any of our power purchase or sale agreements constitute significant variable interests that would lead us to consolidate entities not currently consolidated or deconsolidate any entities currently consolidated.

NOTE 24--COMPANY-OBLIGATED MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES OF PREFERRED STOCK TRUST

On July 30, 1998, WPSR Capital Trust I, a Delaware business trust, issued $50.0 million of trust preferred securities to the public. WPS Resources owned all of the outstanding trust common securities of the Trust, and the only asset of the Trust was $51.5 million of subordinated debentures issued by WPS Resources. The debentures were due on June 30, 2038, and bore interest at 7% per year. The terms and interest payments on the debentures corresponded to the terms and distributions on the trust preferred securities.

As discussed in Note 23, "Variable Interest Entities," it was determined that WPSR Capital Trust I qualified as a special purpose entity and, therefore, the provisions of Interpretation No. 46R were applied to the Trust at December 31, 2003. Prior to this date, we consolidated the preferred securities of the Trust into our financial statements as we held all of the voting securities. Per the provisions of Interpretation No. 46R, however, it was determined that the preferred security holders held the majority of the residual economic risks associated with WPSR Capital Trust I and, therefore, the Trust was deconsolidated effective December 31, 2003. As a result of the deconsolidation, WPS Resources recorded a $1.5 million investment in trust within other current assets and a $51.5 million note payable to preferred stock trust, respectively, within the Consolidated Balance Sheet at December 31, 2003.

On January 8, 2004, WPS Resources redeemed all of the subordinated debentures that were initially issued to the Trust for $51.5 million and paid accrued interest of $0.1 million. This action required the Trust to redeem an equal amount of trust securities at face value plus any accrued interest and unpaid distributions. As a result of these transactions, the Trust was dissolved effective January 8, 2004.

NOTE 25--SEGMENTS OF BUSINESS

We manage our reportable segments separately due to their different operating and regulatory environments.

Our principal business segments are the regulated electric utility operations of WPSC and UPPCO and the regulated natural gas utility operations of WPSC. WPSC's revenues are primarily derived from the service of electric and natural gas retail customers in northeastern and central Wisconsin and an adjacent portion of Upper Michigan. WPSC also provides wholesale electric service to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities, and a municipal joint action agency. Portions of WPSC's electric and natural gas operations cannot be specifically identified as electric or natural gas and instead are allocated using either actual labor hours, revenues, number of customers, or number of meters. UPPCO derives revenues from the sale of electric energy in the Upper Peninsula of Michigan.

Our other reportable segments include ESI and PDI. ESI offers nonregulated natural gas, electric, and alternate fuel supplies as well as energy management and consulting services to retail and wholesale customers primarily in the northeastern quadrant of the United States and adjacent portions of Canada. Although ESI has a widening array of products and services, revenues are primarily derived through sales of electricity and natural gas to retail and wholesale customers. ESI's marketing and trading operations manage power and natural gas procurement as an integrated portfolio with its retail and wholesale sales commitments. Electricity required to fulfill these sales commitments was procured primarily from independent generators, energy marketers, and organized electric power markets. Natural gas was purchased from a variety of suppliers under daily, monthly, seasonal and long-term contracts with pricing delivery and volume schedules to accommodate customer requirements. ESI's customers include utilities, municipalities, cooperatives, commercial and industrial consumers, aggregators, and other marketing and retail entities.

PDI competes in the wholesale merchant electric power generation industry, primarily in the Midwest and northeastern United States and adjacent portions of Canada. PDI's core competencies include power plant operation and maintenance, and material condition assessment of assets. In order to enable PDI to focus on its core competencies and improve the efficiency and reliability of its existing fleet of power plants, ESI has assumed much of the market price risk associated with these plants. In 2004, PDI entered into tolling and power purchase agreements with ESI to manage electric production from many of its facilities and to manage natural gas costs for its gas-fired generation facilities. PDI continues to manage costs of fuel for its coal-fired facilities. The agreements allow ESI to operate PDI facilities at its discretion, when market conditions and fuel costs are advantageous. PDI has power purchase agreements in place with third-party customers at facilities not under contract with ESI.

The Holding Company and Other segment includes the operations of WPS Resources and WPS Resources Capital Corporation as holding companies and the nonutility activities at WPSC and UPPCO.

The tables below present information for the respective years pertaining to our operations segmented by lines of business.

Segments of Business
(Millions)

	Regulated Utilities			Nonutility and Nonregulated Operations				
2004	Electric Utility[1]	Gas Utility[1]	Total Utility[1]	ESI	PDI	Other	Reconciling Eliminations	WPS Resources Consolidated
Income Statement								
External revenues	$875.6	$416.4	$1,292.0	$3,554.6	$ 104.2	$ -	$ -	$4,950.8
Internal revenues	21.0	4.5	25.5	2.3	26.8	1.1	(55.7)	-
Depreciation and decommissioning	79.5	16.0	95.5	2.5	8.5	0.5	-	107.0
Miscellaneous income	10.4	0.4	10.8	1.7	2.3	40.6	(3.4)	52.0
Interest expense	25.6	7.7	33.3	0.8	8.1	20.8	(3.1)	59.9
Provision for income taxes	39.2	10.2	49.4	20.6	(44.5)	(3.8)	-	21.7
Income available for common shareholders	68.8	17.3	86.1	36.7	5.0	11.9	-	139.7
Total assets	2,225.2	577.9	2,803.1	1,018.5	380.5	321.5	(146.8)	4,376.8
Cash expenditures for long-lived assets	223.0	62.7	285.7	1.6	4.8	0.3	-	292.4

[1] Includes only utility operations. Nonutility operations are included in the Other column.

Segments of Business
(Millions)

2003	Regulated Utilities			Nonutility and Nonregulated Operations			Reconciling Eliminations	WPS Resources Consolidated
	Electric Utility[(1)]	Gas Utility[(1)]	Total Utility[(1)]	ESI	PDI	Other		
Income Statement								
External revenues	$ 785.6	$398.1	$1,183.7	$3,063.6	$155.1	$ 0.1	$ -	$4,402.5
Internal revenues	28.5	6.1	34.6	18.0	9.1	1.1	(62.8)	-
Depreciation and decommissioning	112.8	14.3	127.1	1.8	11.8	0.6	-	141.3
Miscellaneous income	43.6	1.3	44.9	1.2	(5.0)	30.7	(8.2)	63.6
Interest expense	24.9	6.7	31.6	0.5	9.0	27.3	(6.6)	61.8
Provision for income taxes	33.9	9.2	43.1	17.6	(31.1)	(2.6)	-	27.0
Cumulative effect of change in accounting principle	-	-	-	3.3	(0.3)	-	0.2	3.2
Income available for common shareholders	60.0	15.7	75.7	29.0	(7.9)	(2.1)	-	94.7
Total assets	2,102.1	497.0	2,599.1	1,162.7	378.0	305.0	(148.3)	4,296.5
Cash expenditures for long-lived assets	131.0	40.7	171.7	1.4	4.9	(0.2)	-	177.8

[(1)] Includes only utility operations. Nonutility operations are included in the Other column.

Segments of Business
(Millions)

2002	Regulated Utilities			Nonutility and Nonregulated Operations			Reconciling Eliminations	WPS Resources Consolidated
	Electric Utility[(1)]	Gas Utility[(1)]	Total Utility[(1)]	ESI	PDI	Other		
Income Statement								
External revenues	$741.6	$308.7	$1,050.3	$360.4	$137.4	$ 0.2	$ -	$1,548.3
Intersegment revenues	21.5	2.0	23.5	2.4	8.6	1.1	(35.6)	-
Depreciation and decommissioning	72.6	13.3	85.9	1.1	10.5	0.5	-	98.0
Miscellaneous income	6.3	0.3	6.6	1.8	27.7	19.8	(8.1)	47.8
Interest expense	28.7	6.3	35.0	1.6	9.2	22.4	(6.6)	61.6
Provision for income taxes	31.9	12.4	44.3	7.0	(22.6)	(3.6)	(0.3)	24.8
Income available for common shareholders	61.0	18.4	79.4	11.0	24.0	(5.0)	-	109.4
Cash expenditures for long-lived assets	164.3	34.0	198.3	0.8	27.1	3.0	-	229.2

[(1)] Includes only utility operations. Nonutility operations are included in the Other column.

Geographic Information
(Millions)

	2004		2003		2002
	Revenues	**Long-Lived Assets**	Revenues	Long-Lived Assets	Revenues
United States	**$3,823.8**	**$2,906.6**	$3,830.8	$2,700.3	$1,494.6
Canada[(1)]	**1,127.0**	**22.9**	571.7	24.1	53.7
Total	**$4,950.8**	**$2,929.5**	$4,402.5	$2,724.4	$1,548.3

[(1)]Revenues and assets of Canadian subsidiaries.

NOTE 26--QUARTERLY FINANCIAL INFORMATION (Unaudited)

(Millions, except for share amounts)   Three Months Ended

	March	June	2004 September	December	Total
Operating revenues	$1,387.0	$1,059.5	$1,091.9	$1,412.4	$4,950.8
Operating Income	67.6	10.1	48.7	42.6	169.0
Income available for common shareholders	42.6	4.6	34.8	57.7	139.7
Average number of shares of common stock (basic)	37.1	37.3	37.4	37.5	37.4
Average number of shares of common stock (diluted)	37.3	37.5	37.6	37.8	37.6
Earnings per common share (basic) [1]	$1.15	$0.12	$0.93	$1.54	$3.74
Earnings per common share (diluted) [1]	1.14	0.12	0.93	1.53	3.72

	March	June	2003 September	December	Total
Operating revenues [2]	$1,303.7	$990.8	$1,017.4	$1,090.6	$4,402.5
Operating income	51.6	4.1	56.2	2.3	114.2
Net income before cumulative effect of change in					
accounting principles	30.6	3.5	34.8	25.7	94.6
Income available for common shareholders	33.0	2.7	34.1	24.9	94.7
Average number of shares of common stock	32.1	32.4	32.6	34.5	33.0
Average number of shares of common stock (diluted)	32.4	32.7	32.9	34.8	33.2
Earnings per common share (basic) [1]					
Net income before cumulative effect of change in					
accounting principles	$0.93	$0.08	$1.05	$0.72	$2.77
Earnings per common share (basic)	1.03	0.08	1.05	0.72	2.87
Earnings per common share (diluted) [1]					
Net income before cumulative effect of change in					
accounting principles	$0.92	$0.08	$1.04	$0.72	$2.75
Earnings per common share (diluted)	1.02	0.08	1.04	0.72	2.85

[1] Earnings per share for the individual quarters do not total the year ended earnings per share amount because of the significant changes to the average number of shares outstanding and changes in incremental issuable shares throughout the year.

[2] Revenue has been reclassified to conform to current year presentation.

Because of various factors, which affect the utility business, the quarterly results of operations are not necessarily comparable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of WPS Resources Corporation

We have audited the accompanying consolidated balance sheets of WPS Resources Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements and financial statement schedules present fairly, in all material respects, the financial position of WPS Resources Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2003 the Company changed its method of accounting for certain energy trading contracts to adopt EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." As discussed in Notes 1 and 15 to the consolidated financial statements, effective January 1, 2003, the Company changed its method of accounting for asset retirement obligations to adopt Statement of Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated March 9, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

March 9, 2005 (August 24, 2005 as to the effects of the reclassifications described in Note 4)

Exhibit 99.4(a)

See Item 8.01 of the accompanying Current Report on Form 8-K for a detailed discussion of the facts surrounding, rationale for and other matters involving the following disclosure.

The following information replaces Schedule I and II previously filed in the Annual Report on Form 10-K for the year ended December 31, 2004 of WPS Resources.

SCHEDULE I - CONDENSED
PARENT COMPANY FINANCIAL STATEMENTS
WPS RESOURCES CORPORATION (PARENT COMPANY ONLY)

A. STATEMENTS OF INCOME AND RETAINED EARNINGS

Year Ended December 31			
(Millions)	**2004**	2003	2002
Income			
Equity earnings from subsidiaries in excess of dividends	**$79.4**	$35.8	$58.2
Dividends from subsidiaries	**81.0**	72.0	64.0
Equity earnings from subsidiaries	**160.4**	107.8	122.2
Investment income and other	**1.8**	3.4	3.3
Total income	**162.2**	111.2	125.5
Operating expenses	**12.3**	7.6	7.8
Income before interest expense and income taxes	**149.9**	103.6	117.7
Interest expense	**17.6**	20.6	16.3
Income before income taxes	**132.3**	83.0	101.4
Income taxes	**(7.4)**	(8.5)	(8.0)
Net income before cumulative effect of change in accounting principles	**139.7**	91.5	109.4
Cumulative effect of change in accounting principles, net of tax	**-**	3.2	-
Net Income	**139.7**	94.7	109.4
Retained earnings, beginning of year	**438.8**	415.9	373.6
Common stock dividends	**(81.3)**	(71.8)	(67.1)
Other	**(0.2)**	-	-
Retained earnings, end of year	**$497.0**	$438.8	$415.9
Average shares of common stock			
Basic	**37.4**	33.0	31.7
Diluted	**37.6**	33.2	32.0
Earnings per common share (basic)			
Net income before cumulative effect of change in accounting principles	**$3.74**	$2.77	$3.45
Cumulative effect of change in accounting principles	**-**	$0.10	-
Earnings per common share (basic)	**$3.74**	$2.87	$3.45
Earnings per common share (diluted)			
Net income before cumulative effect of change in accounting principles	**$3.72**	$2.75	$3.42
Cumulative effect of change in accounting principles	**-**	$0.10	-
Earnings per common share (diluted)	**$3.72**	$2.85	$3.42

The accompanying notes to WPS Resources Corporation's parent company financial statements are an integral part of these statements.

SCHEDULE I - CONDENSED
PARENT COMPANY FINANCIAL STATEMENTS
WPS RESOURCES CORPORATION (PARENT COMPANY ONLY)

B. BALANCE SHEETS

At December 31		
(Millions)	**2004**	2003
Assets		
Current assets		
Cash and cash equivalents	**$0.5**	$0.5
Accounts receivable - affiliates	**7.7**	4.2
Other receivables	**2.2**	2.5
Current deferred income taxes	**0.1**	-
Notes receivable - affiliates	**66.6**	71.9
Total current assets	**77.1**	79.1
Long-term notes receivable - affiliates	**27.0**	27.4
Investments in subsidiaries, at equity		
Wisconsin Public Service Corporation	**899.7**	798.2
WPS Resources Capital Corporation	**391.8**	320.6
Upper Peninsula Power Company	**64.0**	59.8
Other	**82.2**	49.2
Total investments in subsidiaries, at equity	**1,437.7**	1,227.8
Net equipment	**0.3**	0.4
Other investments	**21.2**	21.5
Advance to affiliate	**18.6**	-
Deferred income taxes	**0.1**	4.2
Total assets	**$1,582.0**	$1,360.4
Liabilities and Capitalization		
Current liabilities		
Notes payable - affiliates	**$20.5**	$2.0
Notes payable to preferred stock trust	**-**	$51.5
Commercial paper	**188.8**	28.0
Accounts payable - affiliates	**4.1**	0.8
Accounts payable	**0.4**	1.1
Dividends payable	**-**	-
Other	**6.3**	3.9
Total current liabilities	**220.1**	87.3
Capitalization		
Total common stock equity	**1,091.8**	1,003.2
Unsecured senior notes, net of unamortized discount	**249.1**	248.9
Advances from affiliates	**21.0**	21.0
Total capitalization	**1,361.9**	1,273.1
Total liabilities and capitalization	**$1,582.0**	$1,360.4

The accompanying notes to WPS Resources Corporation's parent company financial statements
are an integral part of these statements.

**SCHEDULE I - CONDENSED
PARENT COMPANY FINANCIAL STATEMENTS
WPS RESOURCES CORPORATION (PARENT COMPANY ONLY)**

C. STATEMENTS OF CASH FLOWS

Year Ended December 31			
(Millions)	**2004**	2003	2002
Operating			
Net income	**$139.7**	$94.7	$109.4
(Deduct) equity earnings from subsidiaries in excess of dividends	**(79.4)**	(35.8)	(58.2)
Deferred income taxes	**4.0**	(0.2)	(1.1)
Cumulative effect of change in accounting principles, net of tax	**-**	(3.2)	-
Other - net	**(14.8)**	1.2	1.2
Changes in other items			
Receivables	**(3.2)**	(1.9)	(0.1)
Accounts payable	**2.6**	0.3	(5.9)
Other	**2.5**	(0.8)	0.3
Net cash - operating	**51.4**	54.3	45.6
Investing			
Notes receivable - affiliates	**5.7**	(83.7)	11.3
Capital contributions - affiliates, net	**(128.9)**	(117.6)	(82.2)
Investments - other	**(1.1)**	(1.1)	(4.3)
Net cash - investing	**(124.3)**	(202.4)	(75.2)
Financing			
Commercial paper, net	**160.8**	28.0	(15.0)
Intercompany debt, net	**18.5**	(13.6)	(6.2)
Repayment of note to preferred stock trust	**(51.5)**	-	-
Proceeds from long-term debt	**-**	-	100.0
Purchase of deferred compensation stock	**-**	(1.0)	(1.3)
Proceeds from issuance of common stock	**26.3**	197.7	28.3
Dividends paid on common stock	**(81.3)**	(71.8)	(67.1)
Financing - other	**0.1**	0.2	(0.5)
Net cash - financing	**72.9**	139.5	38.2
Net change in cash	**-**	(8.6)	8.6
Cash, beginning of year	**0.5**	9.1	0.5
Cash, end of year	**$0.5**	$0.5	$9.1

The accompanying notes to WPS Resources Corporation's parent company financial statements are an integral part of these statements.

SCHEDULE I - CONDENSED
PARENT COMPANY FINANCIAL STATEMENTS
WPS RESOURCES CORPORATION (PARENT COMPANY ONLY)

D.   NOTES TO PARENT COMPANY FINANCIAL STATEMENTS

The following are supplemental notes to the WPS Resources Corporation (parent company only) financial statements and should be read in conjunction with our consolidated financial statements and the related notes.

SUPPLEMENTAL NOTES

Note 1   WPS Resources has short-term notes receivable from affiliates in 2004 and 2003 as follows. Notes receivable bear interest rates that approximate current market rates.

	Year Ending December 31 (Millions)	
Affiliate	**2004**	2003
WPS Power Development	**$ 4.0**	$ 5.4
Upper Peninsula Power	**11.6**	6.5
WPS Energy Services	**51.0**	60.0
Total	**$66.6**	$71.9

Note 2   WPS Resources has long-term notes receivable from affiliates as follows:

	Year Ending December 31 (Millions)	
Affiliate	**2004**	2003
Wisconsin Public Service		
Series Year Due		
8.76% 2015	**$5.0**	$5.2
7.35% 2016	**7.0**	7.2
Upper Peninsula Power		
Series Year Due		
5.25% 2013	**15.0**	15.0
Total	**$27.0**	$27.4

Note 3   WPS Resources has short-term notes payable to affiliates in 2004 and 2003 as follows. The notes bear interest at a rate that approximates current market rates.

	Year Ending December 31 (Millions)	
Affiliate	**2004**	2003
WPS Power Development	**$20.5**	$ 2.0
WPS Resources Capital Trust I	**-**	51.5
Total	**$20.5**	$53.5

Note 4   WPS Resources has long-term unsecured notes payable as follows. Interest is paid semiannually.

| | | Year Ending December 31 | |
		2004	2003
Unsecured senior notes (Millions)			
Series	Year Due		
7.00%	2009	**$150.0**	$150.0
5.375%	2012	**100.0**	100.0
Total		**250.0**	250.0
Unamortized discount on notes		**(0.9)**	(1.1)
Total long-term notes payable		**$249.1**	$248.9

Note 5   WPS Resources has a long-term note payable to affiliates as follows. We also have guaranteed other long-term debt and obligations of our subsidiaries arising in the normal course of business for both years.

| | | Year Ending December 31 | |
Affiliate		**2004**	2003
WPS Power Development (Millions)			
Interest Rate	Year Due		
Market	2021	**$21.0**	$21.0
Total		**$21.0**	$21.0

Note 6   At December 31, 2004, WPS Resources (parent company) was in compliance with all covenants relating to outstanding debt. A schedule of all principal debt payment amounts for WPS Resources (parent company) is as follows:

Year Ending December 31 (Millions)	
2005	$ -
2006	-
2007	-
2008	-
2009	150.0
Later years	121.0
Total payments	$271.0

Note 7   As part of normal business, WPS Resources enters into various guarantees providing financial or performance assurance to third parties on behalf of certain subsidiaries. These guarantees are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended commercial purposes.

At December 31, 2004, 2003, and 2002, outstanding guarantees totaled $967.8 million, $976.3 million, and $652.2 million, respectively, as follows:

WPS Resources' Outstanding Guarantees (Millions)	December 31, 2004	December 31, 2003	December 31, 2002
Guarantees of subsidiary debt	$ 27.2	$ 39.7	$ 38.8
Guarantees supporting commodity transactions of subsidiaries	863.9	874.4	584.3
Standby letters of credit	76.1	61.1	22.7
Surety bonds	0.6	1.1	6.4
Total guarantees	$967.8	$976.3	$652.2

WPS Resources' Outstanding Guarantees (Millions) Commitments Expiring	Total Amounts Committed At December 31, 2004	Less Than 1 Year	1 to 3 Years	4 to 5 Years	Over 5 Years
Guarantees of subsidiary debt	$ 27.2	$ -	$ -	$ -	$27.2
Guarantees supporting commodity transactions of subsidiaries	863.9	812.6	22.4	12.9	16.0
Standby letters of credit	76.1	67.1	9.0	-	-
Surety bonds	0.6	0.6	-	-	-
Total guarantees	$967.8	$880.3	$31.4	$12.9	$43.2

At December 31, 2004, WPS Resources had outstanding $27.2 million in corporate guarantees supporting indebtedness. Of that total, $27.0 million supports outstanding debt at one of PDI's subsidiaries. The underlying debt related to these guarantees is reflected on the consolidated balance sheet.

Guarantees supporting commodity transactions include agreements on behalf of ESI, WPSC, PDI, and UPPCO. WPS Resources primarily issues guarantees on behalf of ESI to counterparties in the wholesale electric and natural gas marketplace to meet the counterparties' requirements. We also issue guarantees to counterparties in the wholesale electric marketplace to meet credit requirements on behalf of PDI. Guaranties have also been issued on behalf of PDI for indemnification obligations related to business purchase agreements. The Consolidated Balance Sheets reflect the obligations supported by these parental guarantees.

At December 31, 2004, and 2003, financial institutions have issued $76.1 million and $61.1 million respectively, in standby letters of credit for the benefit of third parties that have extended credit to certain subsidiaries. If a subsidiary does not pay amounts when due under a covered contract, the counterparty may present its claim for payment to the financial institution, which will request payment from WPS Resources. Any amounts owed by our subsidiaries are reflected in the Consolidated Balance Sheets.

At December 31, 2004 and 2003, WPS Resources furnished $0.6 million and $1.1 million of surety bonds for various reasons including worker compensation coverage and obtaining various licenses, permits and rights-of-way. Liabilities incurred as a result of activities covered by surety bonds are included in the Consolidated Balance Sheets.

SCHEDULE II
WPS RESOURCES CORPORATION
VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts
Years Ended December 31, 2004, 2003, and 2002
(In Millions)

Fiscal Year	Balance at Beginning of Year	Acquisitions of Businesses	Additions Charged to Expense	Reductions *	Balance at End of Year
2002	$5.0	$0.1	$7.9	$6.0	$7.0
2003	$7.0	-	$7.0	$7.4	$6.6
2004	**$6.6**	**-**	**$7.1**	**$5.7**	**$8.0**

* Represents amounts written off to the reserve, net of recoveries.

Exhibit 99.5

See Item 8.01 of the accompanying Current Report on Form 8-K for a detailed discussion of the facts surrounding, rationale for and other matters involving the following disclosure.

The following information replaces Exhibit 12.1 previously filed in the Annual Report on Form 10-K for the year ended December 31, 2004 of WPS Resources.

Exhibit 12.1

WPS Resources Corporation
Ratio of Earnings to Fixed Charges

(Millions)		2004		2003		2002		2001		2000
EARNINGS										
Income available to common shareholders	$	139.7	$	94.7	$	109.4	$	77.6	$	67.0
Cumulative effect of change in accounting principles		-		(3.2)		-		-		-
Federal and state income taxes		21.7		27.0		24.8		4.8		6.0
Pretax earnings		161.4		118.5		134.2		82.4		73.0
Loss (income) from less than 50% equity investees		(3.6)		4.2		4.1		(6.5)		-
Distributed earnings of less than 50% equity investees		11.7		7.5		7.0		3.5		-
Fixed charges		67.1		69.6		69.4		68.2		63.6
Subtract:										
Preferred dividend requirement		4.6		5.1		4.9		4.6		4.6
Minority interest		3.4		5.6		-		-		-
Total earnings as defined	$	228.6	$	189.1	$	209.8	$	143.0	$	132.0
FIXED CHARGES										
Interest on long-term debt, including related amortization	$	54.6	$	53.8	$	49.1	$	45.6	$	41.7
Other interest		6.0		5.5		10.2		12.2		11.9
Distributions - preferred securities of subsidiary trust		-		3.5		3.5		3.5		3.5
Interest factor applicable to rentals		1.9		1.7		1.7		2.3		1.9
Preferred dividends (grossed up) (see below)		4.6		5.1		4.9		4.6		4.6
Total fixed charges	$	67.1	$	69.6	$	69.4	$	68.2	$	63.6
Ratio of earnings to fixed charges		3.4		2.7		3.0		2.1		2.1
PREFERRED DIVIDEND CALCULATION:										
Preferred dividends	$	3.1	$	3.1	$	3.1	$	3.1	$	3.1
Tax rate *		33.3%		38.7%		36.4%		32.9%		33.3%
Preferred dividends (grossed up)	$	4.6	$	5.1	$	4.9	$	4.6	$	4.6

* The tax rate has been adjusted to exclude the impact of tax credits.

Exhibit 99.6

See Item 8.01 of the accompanying Current Report on Form 8-K for a detailed discussion of the facts surrounding, rationale for and other matters involving the following disclosure.

The following information replaces portions in Part I of Item 1 (Financial Statements) previously filed in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 of WPS Resources. All other sections of Item 1 are unchanged.

Item 1. Financial Statements

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended March 31	
(Millions, except per share amounts)	**2005**	2004
Nonregulated revenue	**$1,076.0**	$1,000.3
Utility revenue	**410.9**	386.7
Total revenues	**1,486.9**	1,387.0
Nonregulated cost of fuel, gas, and purchased power	**1,017.9**	953.4
Utility cost of fuel, gas, and purchased power	**201.6**	197.0
Operating and maintenance expense	**133.3**	131.5
Depreciation and decommissioning expense	**29.2**	25.7
Taxes other than income	**12.0**	11.8
Operating income	**92.9**	67.6
Miscellaneous income	**7.7**	4.8
Interest expense	**(16.2)**	(14.9)
Minority interest	**1.0**	-
Other expense	**(7.5)**	(10.1)
Income before taxes	**85.4**	57.5
Provision for income taxes	**18.7**	14.1
Net income before preferred stock dividends of subsidiary	**66.7**	43.4
Preferred stock dividends of subsidiary	**0.8**	0.8
Income available for common shareholders	**$65.9**	$42.6
Average shares of common stock		
Basic	**37.8**	37.1
Diluted	**38.1**	37.3
Earnings per common share (basic)	**$1.74**	$1.15
Earnings per common share (diluted)	**$1.73**	$1.14
Dividends per common share declared	**$0.555**	$0.545

The accompanying condensed notes are an integral part of these statements.

WPS RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS (Unaudited)	March 31	December 31
(Millions)	2005	2004
Assets		
Cash and cash equivalents	$49.1	$40.0
Accounts receivable - net of reserves of $8.2 and $8.0, respectively	525.6	531.3
Accrued unbilled revenues	115.5	113.2
Inventories	165.8	196.1
Current assets from risk management activities	513.2	376.5
Assets held for sale	24.0	24.1
Other current assets	72.8	91.5
Current assets	1,466.0	1,372.7
Property, plant, and equipment, net of reserves of $1,608.0 and $1,588.5, respectively	2,135.0	2,076.5
Nuclear decommissioning trusts	345.0	344.5
Regulatory assets	175.4	160.9
Long-term assets from risk management activities	108.5	74.6
Other	360.6	347.6
Total assets	$4,590.5	$4,376.8
Liabilities and Shareholders' Equity		
Short-term debt	$215.6	$292.4
Current portion of long-term debt	6.7	6.7
Accounts payable	606.2	589.4
Current liabilities from risk management activities	499.7	338.6
Current deferred income taxes	9.8	9.1
Other current liabilities	125.8	73.2
Current liabilities	1,463.8	1,309.4
Long-term debt	864.9	865.7
Long-term deferred income taxes	66.9	71.0
Deferred investment tax credits	15.8	16.2
Regulatory liabilities	287.7	288.3
Environmental remediation liabilities	68.1	68.4
Pension and postretirement benefit obligations	76.6	94.6
Long-term liabilities from risk management activities	88.4	62.5
Asset retirement obligations	371.9	366.6
Other	99.5	91.2
Long-term liabilities	1,939.8	1,924.5
Commitments and contingencies		
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock equity	1,135.8	1,091.8
Total liabilities and shareholders' equity	$4,590.5	$4,376.8

The accompanying condensed notes are an integral part of these statements.

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Three Months Ended March 31	
(Millions)	2005	2004
Operating Activities		
Net income before preferred stock dividends of subsidiary	$66.7	$43.4
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and decommissioning	29.2	25.7
Amortization of nuclear fuel and other	12.2	9.3
Unrealized gain on investments	(2.0)	(0.7)
Pension and post retirement expense	12.5	11.2
Pension and post retirement funding	(3.0)	-
Deferred income taxes and investment tax credit	3.1	2.1
Unrealized (gains) losses on nonregulated energy contracts	0.5	(2.8)
Gain on sale of partial interest in synthetic fuel operation	(1.7)	(1.9)
Other	(25.7)	(5.8)
Changes in working capital		
Receivables, net	4.9	59.3
Inventories	45.2	80.3
Other current assets	13.3	13.4
Accounts payable	(14.3)	(39.4)
Other current liabilities	28.7	4.7
Net cash provided by operating activities	**169.6**	198.8
Investing Activities		
Capital expenditures	(60.2)	(41.1)
Sale of property, plant, and equipment	1.1	1.9
Purchase of equity investments and other acquisitions	(16.5)	(9.5)
Decommissioning funding	-	(0.3)
Other	(0.8)	6.5
Net cash used for investing activities	**(76.4)**	(42.5)
Financing Activities		
Short-term debt, net	(76.8)	(28.0)
Repayment of long-term debt and note to preferred stock trust	(0.8)	(103.1)
Payment of dividends		
Preferred stock	(0.8)	(0.8)
Common stock	(20.8)	(20.1)
Issuance of common stock	9.9	10.3
Other	5.2	(3.9)
Net cash used for financing activities	**(84.1)**	(145.6)
Change in cash and cash equivalents	9.1	10.7
Cash and cash equivalents at beginning of period	40.0	50.7
Cash and cash equivalents at end of period	**$49.1**	$61.4

The accompanying condensed notes are an integral part of these statements.

WPS RESOURCES CORPORATION AND SUBSIDIARIES
WISCONSIN PUBLIC SERVICE CORPORATION AND SUBSIDIARY
CONDENSED NOTES TO FINANCIAL STATEMENTS
March 31, 2005

NOTE 1--FINANCIAL INFORMATION

We have prepared the consolidated financial statements of WPS Resources and WPSC under the rules and regulations of the SEC. These financial statements have not been audited. Management believes that these financial statements include all adjustments (which unless otherwise noted include only normal recurring adjustments) necessary for a fair presentation of the financial results for each period shown. Certain items from the prior period have been reclassified to conform to the current year presentation. We have condensed or omitted certain financial information and footnote disclosures normally included in our annual audited financial statements. These financial statements should be read along with the audited financial statements and notes for the year ended December 31, 2004 included in this Current Report on Form 8-K.

NOTE 2--CASH AND CASH EQUIVALENTS

We consider short-term investments with an original maturity of three months or less to be cash equivalents.

The following is supplemental disclosure to the WPS Resources and WPSC Consolidated Statements of Cash Flows:

(Millions)	Three Months Ended March 31	
WPS Resources	**2005**	2004
Cash paid for interest	**$8.7**	$7.3
Cash paid for income taxes	**$0.5**	$9.7
WPSC		
Cash paid for interest	**$ 6.2**	$5.7
Cash paid (received) for income taxes	**$(3.0)**	$0.5

During the quarter ended March 31, 2005, approximately $33.3 million of Weston 4 construction costs were funded through accounts payable, and accordingly, are treated as non-cash investing activities.

NOTE 3--RISK MANAGEMENT ACTIVITIES

As part of our regular operations, WPS Resources enters into contracts, including options, swaps, futures, forwards, and other contractual commitments, to manage market risks such as changes in commodity prices and interest rates.

WPS Resources accounts for its derivative contracts in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. SFAS No. 133 establishes accounting and financial reporting standards for derivative instruments and requires, in part, that we recognize certain derivative instruments on the balance sheet as assets or liabilities at their fair value. Subsequent changes in fair value of the derivatives are recorded currently in earnings unless certain hedge accounting criteria are met. If the derivatives qualify for regulatory deferral subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the derivatives are marked to fair value pursuant to SFAS No. 133 and are offset with a corresponding regulatory asset or liability.

The following table shows WPS Resources' assets and liabilities from risk management activities:

	Assets		Liabilities	
(Millions)	**March 31, 2005**	December 31, 2004	**March 31, 2005**	December 31, 2004
Utility Segment				
Gas and electric purchase contracts	**$ 16.9**	$ 11.0	**$ -**	$ -
Other	**1.7**	-	**0.2**	0.6
Nonregulated Segments				
Commodity and foreign currency contracts	**578.0**	396.5	**538.5**	366.6
Fair value hedges	**0.8**	3.8	**8.4**	2.3
Cash flow hedges				
Commodity contracts	**24.3**	39.8	**34.0**	22.9
Interest rate swap	**-**	-	**7.0**	8.7
Total	**$621.7**	$451.1	**$588.1**	$401.1
Balance Sheet Presentation				
Current	**$513.2**	$376.5	**$499.7**	$338.6
Long-Term	**108.5**	74.6	**88.4**	62.5
Total	**$621.7**	$451.1	**$588.1**	$401.1

Assets and liabilities from risk management activities are classified as current or long-term based upon the maturities of the underlying financial instruments.

Utility Segment

WPSC has entered into a limited number of natural gas and electric purchase contracts that are accounted for as derivatives. In the above table, "Other" includes financial instruments used to manage transmission congestion costs. The PSCW approved the recognition of a regulatory asset or liability for the fair value of derivative amounts. Thus, management believes any gains or losses resulting from the eventual expiration or settlement of these derivative instruments will be collected from or refunded to customers.

Nonregulated Segments

The derivatives in the nonregulated segments not designated as hedges are primarily commodity contracts used to manage price risk associated with natural gas purchase and sale activities, electric energy contracts, and foreign currency contracts used to manage foreign currency exposure related to our nonregulated Canadian businesses. In addition, PDI entered into a series of derivative contracts (options) covering a specified number of barrels of oil in order to manage exposure to the risk of an increase in oil prices that could reduce the amount of Section 29 tax credits that can be recognized from PDI's investment in a synthetic fuel production facility. See Note 11, "Commitments and Contingencies," for more information. Changes in the fair value of non-hedge derivatives are recognized currently in earnings.

Certain reclassifications have been made between risk management assets and risk management liabilities in the accompanying Consolidated Balance Sheets as of March 31, 2005 and December 31, 2004 to conform the presentation to the presentation of risk management assets and liabilities made in the June 30, 2005 Quarterly Report on Form 10-Q. The reclassifications relate to the balance sheet presentation of certain non-hedge derivatives, which have offsetting positions within ESI. Compared to the amounts previously reported, these reclassifications decreased both current assets and current liabilities by $82.8 million and $63.0 million at March 31, 2005 and December 31, 2004, respectively. The reclassifications decreased both noncurrent assets and noncurrent liabilities by $11.8 million and $5.8 million at March 31, 2005 and December 31, 2004, respectively. The reclassifications had no impact on previously reported shareholders' equity, results of operations or cash flows.

Our nonregulated segments also enter into derivative contracts that are designated as either fair value or cash flow hedges. Fair value hedges are used to mitigate the risk of changes in the price of natural gas held in storage. The changes in the fair value of these hedges are recognized currently in earnings, as are the changes in fair value of the hedged items. Fair value hedge ineffectiveness recorded in nonregulated revenue on the Consolidated Statements of Income was not significant for the three months ended March 31, 2005, and 2004. At March 31, 2005, a pre-tax mark-to-market loss of $2.2 million related to the changes in the difference between the spot and forward prices of natural gas was excluded from the assessment of hedge effectiveness. This loss was reported directly in earnings.

Cash flow hedges consist of commodity contracts associated with our energy marketing activities and an interest rate swap. The commodity contracts extend through December 2006 and are used to mitigate the risk of cash flow variability associated with the future purchases and sales of natural gas and electricity. To the extent they are effective, the changes in the values of these contracts are included in other comprehensive income, net of deferred taxes. Cash flow hedge ineffectiveness recorded in nonregulated revenue on the Consolidated Statements of Income was not significant for the three months ended March 31, 2005, and 2004. When testing for effectiveness, no portion of the derivative instruments was excluded. Amounts recorded in other comprehensive income related to these cash flow hedges will be recognized in earnings as the related contracts are settled, if the hedge becomes ineffective, or if the hedged transaction is not probable of occurring. During the three months ended March 31, 2005, we reclassified a $0.8 million net-of-tax gain from other comprehensive income into earnings as a result of the discontinuance of cash flow hedge accounting for certain hedge transactions where it was probable that the original forecasted transaction would no longer occur. The amount reclassified during the three months ended March 31, 2004, was not significant. In the next 12 months, subject to changes in market prices of natural gas and electricity, we expect that a net-of-tax loss of $4.5 million will be recognized in earnings as contracts are settled.

The interest rate swap designated as a cash flow hedge is used to fix the interest rate for the full term of a variable rate loan due in March 2018 used to finance the purchase of Sunbury. Because the swap was determined to be effective, the changes in the value of this contract are included in other comprehensive income, net of deferred taxes. Amounts recorded in other comprehensive income related to this swap will be recognized as a component of interest expense as the interest becomes due. In the next 12 months, we expect to recognize $1.5 million in expense, assuming interest rates comparable to those at March 31, 2005, and assuming the hedged transaction continues after Sunbury is sold. See Note 4, "Assets Held for Sale," for more information and an update on the sale of Sunbury. We did not exclude any components of the derivative instrument's change in fair value from the assessment of hedge effectiveness.

NOTE 4--ASSETS HELD FOR SALE

On May 23, 2005, PDI sold all of Sunbury's allocated emission allowances. Prior to this sale, PDI had marketed for sale the Sunbury plant and certain other related assets (primarily inventory and unallocated emission allowances) in combination with the emission allowances. The Sunbury facility sells power on a wholesale basis and previously provided energy for a 200-megawatt around-the-clock outtake contract that expired on December 31, 2004. Following Duquesne Power, L.P.'s September 2004 termination of the previously announced sales agreement to sell Sunbury to Duquesne for approximately $120 million, PDI had continued to pursue the sale of Sunbury with the assistance of an investment banking firm, but a suitable buyer was not found.

Total sales proceeds from the sale of Sunbury's emission allowances were $109.9 million, resulting in a pre-tax gain of $85.9 million, which was recorded in the second quarter of 2005. PDI is considering other alternatives for the Sunbury plant. It is anticipated that the Sunbury plant will be operated through August 2005, at which time PDI intends to place the plant in a stand-by mode of operation, which will minimize future operating expenses while maintaining several options (including retaining the plant and operating it during favorable economic periods or a potential future sale of the plant).

Prior to the decision to sell the emission allowances separately, the Sunbury plant, allocated emission allowances, and other related assets had been classified as held for sale as a combined asset disposal group, and Sunbury's results of operations and related cash flows had been reported as discontinued operations. However, because PDI is no longer committed to the sale of the Sunbury plant as its only option, generally accepted accounting principles require those assets and liabilities previously classified as held for sale that no longer meet the held for sale criteria outlined in SFAS No. 144, to be reclassified to the appropriate held and used categories for all periods presented. As a result, the allocated emission allowances that were sold in May 2005 remain classified as held for sale for all applicable periods presented, but the Sunbury plant, unallocated emission allowances, and other related assets and liabilities were reclassified as held and used. Furthermore, Sunbury's results of operations have been reclassified as components of continuing operations for all periods presented.

All long-lived assets reclassified as held and used were required to be recorded individually at the lower of their carrying value before they were classified as assets held for sale (adjusted for any depreciation expense that would have been recognized had they been continuously classified as held and used) or fair value at the date the held for sale criteria were no longer met. In the second quarter of 2005, upon reclassification of the Sunbury plant and related assets as held and used, PDI recorded a non-cash, pre-tax impairment charge of $80.6 million. The impairment charge substantially offsets the gain on the sale of the emission allowances.

The major classes of assets held for sale are as follows:

(Millions)	March 31, 2005	December 31, 2004
Property, plant, and equipment, net	$ 0.8	$ 0.8
Other assets (includes emission allowances)	23.2	23.3
Assets held for sale	$24.0	$24.1

PDI financed Sunbury with equity from WPS Resources and debt financing, including non-recourse debt and a related interest rate swap. The interest rate swap was designated as a cash flow hedge and, as a result, the mark-to-market loss of $7.0 million before tax was recorded as a component of other comprehensive income at March 31, 2005. WPS Resources is required to recognize the amount accumulated within other comprehensive income currently in earnings if management determines that the hedged transactions (i.e., future interest payments on the debt) will not continue after the sale. No such determination had been made at March 31, 2005, however, the debt was converted to a WPS Resources obligation in the second quarter of 2005 as a result of the sale of Sunbury's emission allowances. The conversion of the Sunbury debt to a WPS Resources' obligation triggered a $9.1 million pre-tax loss (the mark-to-market value of the swap at the date of conversion), which was recorded as a component of interest expense in the second quarter of 2005. This loss was previously deferred as a component of other comprehensive income pursuant to hedge accounting rules.

NOTE 5--ACQUISITIONS AND SALES OF ASSETS

Kewaunee Nuclear Power Plant

In 2003, WPSC entered into a definitive agreement to sell its 59% ownership interest in Kewaunee to a subsidiary of Dominion Resources, Inc. The other joint owner of Kewaunee, Wisconsin Power and Light Company, also agreed to sell its 41% ownership interest in Kewaunee to Dominion. All of the major regulatory approvals related to this transaction have been obtained, including a written approval that was received from the PSCW in April 2005. We do not expect to close on the sale of Kewaunee until it returns to service following the unplanned outage that began in February 2005. See the Wisconsin section of Note 16, "Regulatory Environment," for additional information related to the Kewaunee outage.

WPSC estimates that its share of the cash proceeds from the sale will approximate $130 million, subject to various closing adjustments, including any potential adjustments related to the current outage. In addition to the cash proceeds, WPSC will retain ownership of the assets contained in its non-qualified decommissioning trust, one of two funds that were established to cover the eventual decommissioning of Kewaunee. The pre-tax fair value of the non-qualified decommissioning trust's assets at March 31, 2005, was approximately $128 million. Dominion will assume responsibility for the eventual decommissioning of Kewaunee and will receive WPSC's qualified decommissioning trust assets that had a pre-tax fair value of approximately $243 million at March 31, 2005. WPSC has received approval from the PSCW for deferral of the gain or loss resulting from this transaction and related costs. Accordingly, the gain or loss on the sale of the plant assets and the related non-qualified decommissioning trust assets are expected to be returned to or recovered from customers under future rate orders.

As of March 31, 2005, WPSC's share of the carrying value of the assets and liabilities included within the sale agreement was as follows:

(Millions)	**March 31, 2005**
Property, plant, and equipment, net	**$170.7**
Qualified decommissioning trust fund	**243.0**
Other current assets	**5.5**
Total assets	**$419.2**
Regulatory liabilities	**$ (63.1)**
Asset retirement obligations	**369.2**
Total liabilities	**$306.1**

The assets and liabilities disclosed above do not meet the criteria to be classified as held for sale on the Consolidated Balance Sheets under the provisions of SFAS No. 144, because Kewaunee is not available for immediate sale in its present condition due to the unplanned outage.

Assuming the closing of the sale, WPSC will enter into a long-term power purchase agreement with Dominion to purchase energy and capacity virtually equivalent to the amounts that would have been received had current ownership in Kewaunee continued. The power purchase agreement will extend through 2013 when the plant's current operating license will expire. Fixed monthly payments under the power purchase agreement will approximate the expected costs of production had WPSC continued to own the plant. Therefore, management believes that the sale of Kewaunee and the related power purchase agreement will provide more price certainty for WPSC's customers and reduce our risk profile. In April 2004, WPSC entered into an exclusivity agreement with Dominion. Under this agreement, if Dominion decides to extend the operating license of Kewaunee, Dominion agreed to negotiate only with WPSC for its share of the plant output for a new power purchase agreement that would extend beyond Kewaunee's current operating license termination date. This agreement allows for the same exclusivity rights for Wisconsin Power and Light and its share of output of the plant. The exclusivity period will start on the closing date of the sale and extend through December 21, 2011.

NOTE 6--GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill recorded by WPS Resources was $36.8 million at March 31, 2005, and December 31, 2004. Of this amount, $36.4 million is recorded in WPSC's natural gas segment relating to its merger with Wisconsin Fuel and Light. The remaining $0.4 million of goodwill relates to PDI.

Goodwill and purchased intangible assets are included in other assets on the Consolidated Balance Sheets. Emission credits are recorded at the lower of cost or market. Information in the tables below relates to total purchased identifiable intangible assets for the years indicated.

(Millions)	March 31, 2005			
Asset Class	**Average Life (Years)**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net**
Emission allowances	**1 to 30**	**$15.1**	**$(1.0)**	**$14.1**
Customer related	**1 to 8**	**11.2**	**(5.1)**	**6.1**
Other	**1 to 30**	**4.2**	**(1.6)**	**2.6**
Total		**$30.5**	**$(7.7)**	**$22.8**

(Millions)	December 31, 2004			
Asset Class	Average Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Emission allowances	1 to 30	$15.8	$(0.9)	$14.9
Customer related	1 to 8	11.2	(4.6)	6.6
Other	1 to 30	4.2	(1.6)	2.6
Total		$31.2	$(7.1)	$24.1

Intangible asset amortization expense, in the aggregate, for the three months ended March 31, 2005, and March 31, 2004, was $0.6 million and $0.3 million, respectively. Amortization expense for the next five fiscal years is estimated as follows:

Estimated Future Amortization Expense:

For year ending December 31, 2005	$3.2 million
For year ending December 31, 2006	2.4 million
For year ending December 31, 2007	2.3 million
For year ending December 31, 2008	2.5 million
For year ending December 31, 2009	2.2 million

NOTE 7--SHORT-TERM DEBT AND LINES OF CREDIT

WPS Resources has a syndicated $225 million 364-day revolving credit facility and a $175 million 364-day bi-lateral loan agreement. WPSC has syndicated a $115 million 364-day revolving credit facility to provide short-term borrowing flexibility and security for commercial paper outstanding.

The information in the table below relates to WPS Resources' short-term debt and lines of credit as of the time periods indicated.

(Millions)	March 31, 2005	December 31, 2004
Commercial paper outstanding	**$202.9**	$279.7
Average discount rate on outstanding commercial paper	**2.90%**	2.46%
Short-term notes payable outstanding	**$12.7**	$12.7
Average interest rate on short-term notes payable	**2.95%**	2.52%
Available under lines of credit	**$232.0**	$161.9

The commercial paper had varying maturity dates ranging from April 4 through 15, 2005.

The information in the table below relates to WPSC's short-term debt and lines of credit as of the time periods indicated.

(Millions)	March 31, 2005	December 31, 2004
Commercial paper outstanding	**$91.0**	$91.0
Average discount rate on outstanding commercial paper	**2.89%**	2.44%
Short-term notes payable outstanding	**$10.0**	$10.0
Average interest rate on short-term notes payable	**2.67%**	2.26%
Available under lines of credit	**$20.2**	$20.2

The commercial paper had varying maturity dates ranging from April 8 through 15, 2005.

NOTE 8--LONG-TERM DEBT

(Millions)	March 31, 2005	December 31, 2004
First mortgage bonds - WPSC		
Series Year Due		
6.90% 2013	**$ 22.0**	$ 22.0
7.125% 2023	**0.1**	0.1
Senior notes - WPSC		
Series Year Due		
6.125% 2011	**150.0**	150.0
4.875% 2012	**150.0**	150.0
4.80% 2013	**125.0**	125.0
6.08% 2028	**50.0**	50.0
First mortgage bonds - UPPCO		
Series Year Due		
9.32% 2021	**15.3**	15.3
Unsecured senior notes - WPS Resources		
Series Year Due		
7.00% 2009	**150.0**	150.0
5.375% 2012	**100.0**	100.0
Term loans - nonrecourse, collateralized by nonregulated assets	**81.5**	82.3
Tax exempt bonds	**27.0**	27.0
Senior secured note	**2.7**	2.7
Total	**873.6**	874.4
Unamortized discount and premium on bonds and debt	**(2.0)**	(2.0)
Total long-term debt	**871.6**	872.4
Less current portion	**(6.7)**	(6.7)
Total long-term debt	**$864.9**	$865.7

NOTE 9--ASSET RETIREMENT OBLIGATIONS

Legal retirement obligations, as defined by the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations," identified at WPSC relate primarily to the final decommissioning of Kewaunee. WPSC has a legal obligation to decommission the irradiated portions of Kewaunee in accordance with the Nuclear Regulatory Commission's minimum decommissioning requirements. The liability, calculated under the provisions of SFAS No. 143, is based on several assumptions, including the scope of decommissioning work to be performed, the timing of the future cash flows, and inflation and discount rates. Some of these assumptions differ significantly from the assumptions authorized by the PSCW to calculate the nuclear decommissioning liability for funding purposes. In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," WPSC established a regulatory liability to record the differences between ongoing expense recognition under SFAS No. 143 and the ratemaking practices for retirement costs authorized by the PSCW. As of March 31, 2005, the net-of-tax market value of external nuclear decommissioning trusts established for future retirement costs, authorized by the PSCW, was approximately $345 million. See Note 5, "Acquisitions and Sales of Assets," for information on the pending sale of Kewaunee.

PDI has identified a legal retirement obligation related to the closure of an ash basin located at Sunbury.

The following table describes all changes to the asset retirement obligation liabilities of WPS Resources.

(Millions)	WPSC	PDI	Total
Asset retirement obligation at December 31, 2004	$364.4	$2.2	$366.6
Accretion expense	5.2	0.1	5.3
Asset retirement obligation at March 31, 2005	$369.6	$2.3	$371.9

NOTE 10--INCOME TAXES

For the quarters ended March 31, 2005, and 2004, WPS Resources' provision for income taxes was calculated in accordance with APB Opinion No. 28, "Interim Financial Reporting." Accordingly, our interim effective tax rate reflects our projected annual effective tax rate. The effective tax rate differs from the federal tax rate of 35%, primarily due to the effects of tax credits and state income taxes.

NOTE 11--COMMITMENTS AND CONTINGENCIES

Commodity and Purchase Order Commitments

WPS Resources routinely enters into long-term purchase and sale commitments that have various quantity requirements and durations. The commitments described below are as of March 31, 2005.

ESI has unconditional purchase obligations related to energy supply contracts that total $2.8 billion. Substantially all of these obligations end by 2009, with obligations totaling $9.3 million extending from 2010 through 2012. The majority of the energy supply contracts are to meet ESI's obligations to deliver energy to its customers.

WPSC has obligations related to nuclear fuel, coal, purchased power, and natural gas. Nuclear fuel contracts total $37.1 million and extend through 2014. Assuming Kewaunee is sold (see Note 5, "Acquisitions and Sales of Assets," for a discussion of the pending sale), these nuclear fuel contracts would be assigned to Dominion. Obligations related to coal supply and transportation extend through 2016 and total $370.3 million. Through 2016, WPSC has obligations totaling $619.1 million for either capacity or energy related to purchased power. Also, there are natural gas supply and transportation contracts with total estimated demand payments of $133.8 million through 2010. WPSC expects to recover these costs in future customer rates. Additionally, WPSC has contracts to sell electricity and natural gas to customers.

PDI has entered into purchase contracts totaling $10.4 million. The majority of these contracts relate to coal purchases for Sunbury and expire in 2008. See Note 4, "Assets Held for Sale," for more information on Sunbury.

UPPCO has made commitments for the purchase of commodities, mainly capacity or energy related to purchased power, which total $33.5 million and extend through 2010.

WPS Resources also has commitments in the form of purchase orders issued to various vendors. At March 31, 2005, these purchase orders totaled $566.6 million and $558.2 million for WPS Resources and WPSC, respectively. The majority of these commitments relate to large construction projects, including construction of the 500-megawatt Weston 4 coal-fired generation facility near Wausau, Wisconsin.

Nuclear Plant Operation

The Price Anderson Act ensures that funds will be available to pay for public liability claims arising out of a nuclear incident. This Act may require WPSC to pay up to a maximum of $59.4 million per incident. The payments will not exceed $5.9 million per incident in a given calendar year. These amounts relate to WPSC's 59% ownership in Kewaunee.

Clean Air Regulations

Most of the generation facilities of PDI are located in an ozone transport region. As a result, these generation facilities are subject to additional restrictions on emissions of nitrogen oxide. During 2005, no additional nitrogen oxide emission allowances have been purchased and no additional allowance purchases are anticipated for 2005. PDI began 2005 with 17,000 sulfur dioxide emission allowances for its generation facilities that are required to participate in the sulfur dioxide emission program. During 2005, PDI estimates purchasing approximately 10,000 sulfur dioxide allowances in total, at market rates, to meet its 2005 requirements for its Sunbury generation facility.

EPA Section 114 Request

In November 1999, the EPA announced the commencement of a Clean Air Act enforcement initiative targeting the utility industry. This initiative resulted in the issuance of several notices of violation/findings of violation and the filing of lawsuits against utilities. In these enforcement proceedings, the EPA claims that the utilities made modifications to the coal-fired boilers and related equipment at the utilities' electric generation stations without first obtaining appropriate permits under the EPA's pre-construction permit program and without installing appropriate air pollution control equipment. In addition, the EPA is claiming, in certain situations, that there were violations of the Clean Air Act's "new source performance standards." In the matters where actions have been commenced, the federal government is seeking penalties and the installation of pollution control equipment.

In December 2000, WPSC received from the EPA a request for information under Section 114 of the Clean Air Act. The EPA sought information and documents relating to work performed on the coal-fired boilers located at WPSC's Pulliam and Weston electric generation stations. WPSC filed a response with the EPA in early 2001.

On May 22, 2002, WPSC received a follow-up request from the EPA seeking additional information regarding specific boiler-related work performed on Pulliam Units 3, 5, and 7, as well as information on WPSC's life extension program for Pulliam Units 3-8 and Weston Units 1 and 2. WPSC made an initial response to the EPA's follow-up information request on June 12, 2002, and filed a final response on June 27, 2002.

In 2000 and 2002, Wisconsin Power and Light Company received a similar series of EPA information requests relating to work performed on certain coal-fired boilers and related equipment at the Columbia generation station (a facility located in Portage, Wisconsin, jointly owned by Wisconsin Power and Light Company, Madison Gas and Electric Company, and WPSC). Wisconsin Power and Light Company is the operator of the plant and is responsible for responding to governmental inquiries relating to the operation of the facility. Wisconsin Power and Light Company filed its most recent response for the Columbia facility on July 12, 2002.

Depending upon the results of the EPA's review of the information, the EPA may issue "notices of violation" or "findings of violation" asserting that a violation of the Clean Air Act occurred and/or seek additional information from WPSC and/or third parties who have information relating to the boilers or close out the investigation. To date, the EPA has not responded to the filings made by WPSC and Wisconsin Power and Light. In addition, under the federal Clean Air Act, citizen groups may pursue a claim. WPSC has received no notice of a claim from a citizen suit.

In response to the EPA Clean Air Act enforcement initiative, several utilities have elected to settle with the EPA, while others are in litigation. In general, those utilities that have settled have entered into consent decrees which require the companies to pay fines and penalties, undertake supplemental environmental projects, and either upgrade or replace pollution controls at existing generating units or shut down existing units and replace these units with new electric generating facilities. Several of the settlements involve multiple facilities. The fines and penalties (including the capital costs of supplemental environmental projects) associated with these settlements range between $7 million and $44 million. Factors typically considered in settlements include, but are not necessarily limited to, the size and number of facilities as well as the duration of alleged violations and the presence or absence of aggravating circumstances. The regulatory interpretations upon which the lawsuits or settlements are based may change based on future court decisions that may be rendered in pending litigations.

If the federal government decided to bring a claim against WPSC and if it were determined by a court that historic projects at WPSC's Pulliam and Weston plants required either a state or federal Clean Air Act permit, WPSC may, under the applicable statutes, be required to:

- shut down any unit found to be operating in non-compliance,

- install additional pollution control equipment,

- pay a fine, and/or

- pay a fine and conduct a supplemental environmental project in order to resolve any such claim.

At the end of December 2002 and October 2003, the EPA issued new rules governing the federal new source review program. These rules are currently being challenged in the District of Columbia Circuit Court of Appeals, and a final decision is not anticipated before May of 2005. The rules are not yet effective in Wisconsin. They are also not retroactive. Wisconsin has proposed amending its new source review program to substantially conform to the federal regulations. The Wisconsin rules are not anticipated to be finalized before 2006, after the District of Columbia Circuit Court of Appeals' decision is rendered.

Mercury and Interstate Quality Rules

On October 1, 2004, the mercury emission control rule became effective in Wisconsin. The rule requires WPSC to control annual system mercury emissions in phases. The first phase will occur in 2008 and 2009. In this phase, the annual mercury emissions are capped at the average annual system mercury emissions for the period 2002 through 2004. The next phase will run from 2010 through 2014 and requires a 40% reduction from average annual 2002 through 2004 mercury input amounts. After 2015, a 75% reduction is required with a goal of an 80% reduction by 2018. Because federal regulations were promulgated in March 2005, we believe the state of Wisconsin will revise the Wisconsin rule to be consistent with the federal rule.   However, the state of Wisconsin has filed suit against the federal government along with other states in opposition to the rule. WPSC estimates capital costs of approximately $101 million to achieve the proposed 75% reductions. The capital costs are expected to be recovered in a future rate case.

In December 2003, the EPA proposed mercury "maximum achievable control technology" standards and an alternative mercury "cap and trade" program substantially modeled on the Clear Skies legislation initiative. The EPA also proposed the Clean Air Interstate Rule (formerly known as the Interstate Air Quality Rule), which would reduce sulfur dioxide and nitrogen oxide emissions from utility boilers located in 29 states, including Wisconsin, Michigan, Pennsylvania, and New York. In March 2005, the EPA finalized both the mercury rule and the Clean Air Interstate Rule.

The final mercury rule establishes New Source Performance Standards for new units based upon the type of coal burned. Weston 4 will install and operate mercury control technology with the aim of achieving a mercury emission rate less than that in the final EPA mercury rule.

The final mercury rule also establishes a mercury cap and trade program. The mercury cap and trade program requires a 21% reduction in national mercury emissions in 2010 and a 70% reduction in national mercury emissions beginning in 2018. Based on the final rule and current projections, WPSC anticipates meeting the mercury rule cap and trade requirements at a cost similar to the cost to comply with the Wisconsin rule.

PDI's current analysis indicates that additional emission control equipment on its existing units may be required. Excluding Sunbury, PDI estimates the capital cost for the remaining units to be approximately $1 million to achieve a 70% reduction. Including Sunbury, the total PDI mercury control costs could approximate $33 million in total, depending upon how this facility is operated. See Note 4, "Assets Held for Sale," for more information on Sunbury.

The final Clean Air Interstate Rule requires reduction of sulfur dioxide and nitrogen oxide emissions in two phases. The first phase requires about a 50% reduction beginning in 2009 for nitrogen oxide, and 2010 for sulfur dioxide. The second phase begins in 2015 for both pollutants and requires about a 65% reduction in emissions. The rule allows the affected states (including Wisconsin, Michigan, Pennsylvania, and New York) to either require utilities located in the state to participate in the EPA's interstate cap and trade program or meet the state's emission budget for sulfur dioxide and nitrogen oxide through measures to be determined by the state. The states have not adopted a preference as to which option they would select, but the states are investigating the cap and trade program, as well as alternatives or additional requirements. Consequently, the effect of the rule on WPSC's and PDI's facilities is uncertain, since it depends upon how the states choose to implement the final Clean Air Interstate Rule.

Currently, WPSC is evaluating a number of options that include using the cap and trade program and/or installing controls. For planning purposes, it is assumed that additional sulfur dioxide and nitrogen oxide controls will be needed on existing units or the existing units will need to be converted to natural gas by 2010. The installation of any controls and/or any conversion to natural gas will need to be scheduled as part of WPSC's long-term maintenance plan for its existing units. As such, controls or conversions may need to take place before 2010. On a preliminary basis and assuming controls or conversion are required, WPSC estimates capital costs of $246 million in order to meet an assumed 2010 compliance date. This estimate is based on costs of current control technology and current information regarding the final EPA rule. The costs may change based on the requirements of the final state rules.

PDI is evaluating the compliance options for the Clean Air Interstate Rule. Additional nitrogen oxide controls on some of PDI's facilities may be necessary. The estimated capital costs for additional nitrogen oxide controls are $2.9 million, excluding Sunbury. Additional sulfur dioxide reductions are unlikely. Including Sunbury, the additional nitrogen oxide control costs could increase to about $41 million in total, but are largely dependent upon how the facility will be operated going forward. Also, PDI will evaluate a number of options using the cap and trade program, fuel switching, and/or installing controls. See Note 4, "Assets Held for Sale," for more information on Sunbury.

Other Environmental Issues

Groundwater testing at a former ash disposal site of UPPCO indicated elevated levels of boron and lithium. Supplemental remedial investigations were performed, and a revised remedial action plan was developed. The Michigan Department of Environmental Quality approved the plan in January 2003. UPPCO received an order from the MPSC permitting deferral and future recovery of these costs. A liability of $1.4 million and an associated regulatory asset of $1.4 million were recorded for estimated future expenditures associated with remediation of the site. UPPCO has an informal agreement, with the owner of another landfill, under which UPPCO has agreed to pay 17% of the investigation and remedial costs. It is estimated that the cost of addressing the site over the next 3 years is $1.6 million. UPPCO has recorded $0.3 million of this amount as its share of the liability as of March 31, 2005.

Manufactured Gas Plant Remediation

WPSC continues to investigate the environmental cleanup of ten manufactured gas plant sites. As of the fall of 2003, cleanup of the land portion of the Oshkosh, Stevens Point, Green Bay, Manitowoc, and two Sheboygan sites was substantially complete. Groundwater treatment and monitoring at these sites will continue into the future. Cleanup of the land portion of four sites will be addressed in the future. River sediment remains to be addressed at six sites with sediment contamination. Remedial investigation work is expected to begin on the sediment portion of the Sheboygan site in 2005. Work at the other sites remains to be scheduled.

WPSC is currently in the process of transferring sites with sediment contamination formally under WDNR jurisdiction to the EPA Superfund Alternatives Program. Under the EPA's program, the remedy decision will be based on risk-based criteria typically used at Superfund sites. WPSC estimated future undiscounted investigation and cleanup costs as of March 31, 2005, to be $66.4 million. WPSC may adjust these estimates in the future contingent upon remedial technology, regulatory requirements, remedy determinations, and the assessment of natural resource damages. WPSC has received $12.7 million to date in insurance recoveries. WPSC expects to recover actual cleanup costs, net of insurance recoveries, in future customer rates. Under current PSCW policies, WPSC will not recover carrying costs associated with the cleanup expenditures.

Stray Voltage Claims

From time to time, WPSC has been sued by dairy farmers who allege that they have suffered loss of milk production and other damages supposedly due to "stray voltage" from the operation of WPSC's electrical system. Past cases have been resolved without any material adverse effect on the financial statements of WPSC. Currently, there are three such cases pending in state court in Wisconsin. Of the remaining three cases, one is in trial, one was tried in September 2004 but ended in a mistrial, and one is on appeal following a trial. A fourth case was settled within WPSC's self-insured retention.

The PSCW has established certain requirements regarding stray voltage for all utilities subject to its jurisdiction. The PSCW has defined what constitutes "stray voltage," established a level of concern at which some utility corrective action is required, and set forth test protocols to be employed in evaluating whether a stray voltage problem exists. Based upon the information available to it to date, WPSC believes that it was in compliance with the PSCW's orders, and that none of the plaintiffs had a stray voltage problem as defined by the PSCW for which WPSC is responsible. Nonetheless, in 2003, the Supreme Court of Wisconsin ruled in the case Hoffmann v. WEPCO that a utility could be liable in tort to a farmer for damage from stray voltage even though the utility had complied with the PSCW's established level of concern.

One of the three pending cases, Russell Allen v. WPSC, was appealed to the Wisconsin Court of Appeals. On February 15, 2005, the Court of Appeals affirmed the jury verdict that awarded the plaintiff approximately $0.8 million for economic damages and $1 million for nuisance. The Court of Appeals also remanded to the trial court the issue of whether an injunction should be issued. WPSC has filed a Petition for Review with the Supreme Court of Wisconsin asking it to accept the case and reverse the damages awarded to the plaintiff. One of the other cases, Seidl v. WPSC, was tried to a jury in September 2004. In October 2004, the jury returned a verdict which was not in accordance with the law, resulting in a mistrial. WPSC has renewed its motion to dismiss the case for lack of proof of negligence, and that motion is pending before the trial judge. If the judge denies the motion, the Seidl case will be retried in October 2005. The other pending case, Pollack v. WPSC, began trial in April 2005. In these cases, the expert witnesses retained by WPSC do not believe that there is a scientific basis for concluding that electricity has harmed or damaged the plaintiffs or their cows. Accordingly, WPSC is vigorously defending and contesting these actions.

WPSC has insurance coverage for these claims, but the policies have customary self-insured retentions per occurrence. Based upon the information known at this time and the availability of insurance, WPSC believes that the total cost to it of resolving the remaining three actions will not be material.

The Pollack case includes a claim for common law punitive damages, as well as a claim for treble damages under a Wisconsin statute, sec. 196.94. In the Seidl case, the judge dismissed those claims as a matter of law for lack of supporting evidence. In the Allen case, the trial judge dismissed the statutory treble damages claim, and this dismissal has been affirmed by the Court of Appeals. In light of the information it now has, WPSC does not believe there is any basis for the award of punitive or treble damages in the remaining case. However, if a jury awarded such damages, and if the total of defense costs and all damages exceeded the self-insured retention, WPSC believes its insurance policies would cover such a verdict, including any punitive or treble damages.

Flood Damage

On May 14, 2003, a fuse plug at the Silver Lake reservoir owned by UPPCO was breached. This breach resulted in subsequent flooding downstream on the Dead River, which is located in Michigan's Upper Peninsula near Marquette, Michigan.

A dam owned by Marquette Board of Light and Power, which is located downstream from the Silver Lake reservoir near the mouth of the Dead River, also failed during this event. In addition, high water conditions and siltation resulted in damage at the Presque Isle Power Plant owned by Wisconsin Electric Power Company. Presque Isle, which is located downstream from the Marquette Board of Light and Power dam, was ultimately forced into a temporary shutdown.

The FERC's Independent Board of Review issued its report in December of 2003 and concluded that the root cause of the incident was the failure of the design of the fuse plug to take into account the highly erodible nature of the fuse plug's foundation materials and spillway channel, resulting in the complete loss of the fuse plug, foundation, and spillway channel, which caused the release of Silver Lake far beyond the intended design of the fuse plug. The fuse plug for the Silver Lake reservoir was designed by an outside engineering firm.

UPPCO has worked with federal and state agencies in their investigations. UPPCO is still in the process of investigating the incident. WPS Resources maintains a comprehensive insurance program that includes UPPCO and which provides both property insurance for its facilities and liability insurance for liability to third parties. WPS Resources is insured in amounts that it believes are sufficient to cover its responsibilities in connection with this event. Deductibles and self-insured retentions on these policies are not material to WPS Resources. To date no lawsuits have been commenced.

In November 2003, UPPCO received approval from the MPSC and the FERC for deferral of costs that are not reimbursable through insurance or recoverable through the power supply cost recovery mechanism. Recovery of costs deferred will be addressed in future rate proceedings.

In January 2005, UPPCO announced its decision to restore Silver Lake as a reservoir for power generation, pending approval of a design by FERC. Provided that FERC approves a design in the spring of 2005, work is expected to begin in 2005 and be completed in 2006.

Wausau, Wisconsin, to Duluth, Minnesota, Transmission Line

Construction of the 220-mile, 345-kilovolt Wausau, Wisconsin, to Duluth, Minnesota, transmission line began in the first quarter of 2004 with the Minnesota portion completed in early 2005. Construction in Wisconsin is scheduled to begin in August 2005.

ATC has assumed primary responsibility for the overall management of the project and will own and operate the completed line. WPSC received approval from the PSCW and the FERC to transfer ownership of the project to ATC. WPSC will continue to manage construction of the project and be responsible for obtaining private property rights in Wisconsin necessary for the construction of the project.

In December 2003, the PSCW issued an amended Certificate of Public Convenience and Necessity per ATC's request for relief. This decision was appealed to the Dane County Circuit Court by certain landowners. The court affirmed the PSCW's decision, and no appeal has been filed during the allowed time allotted for appeals. In addition, Douglas County in Wisconsin continues to oppose the line and refuses to engage in negotiations relating to easement access to county owned land for the project. As a result of this opposition, the PSCW reopened the docket and ordered the applicants to submit an amended application identifying alternative routes and other options for the project in Douglas County. In addition, various WDNR permit-related decisions are currently the subject of a contested case hearing in Wisconsin. A decision on the contested case is expected in the third quarter of 2005.

WPS Resources committed to fund 50% of total project costs incurred up to $198 million. WPS Resources will receive additional equity in ATC in exchange for a portion of the project funding. During the quarter ended March 31, 2005, WPS Resources invested $8.8 million in ATC, related to its agreement to fund approximately half of the Wausau to Duluth transmission line. WPS Resources may terminate funding if the project extends beyond January 1, 2010. On December 19, 2003, WPSC and ATC received approval from the PSCW to continue the project at a revised cost estimate of $420.3 million. The updated cost estimate reflects additional costs for the project resulting from time delays, added regulatory requirements, changes and additions to the project at the request of local governments, and ATC overhead costs. Completion of the line is expected in 2008. WPS Resources has the right, but not the obligation, to provide additional funding in excess of $198 million up to its portion of the equity portion of revised cost estimate. For the period of April 2005 through December 2008, we expect to fund up to approximately $170 million for our portion of the Wausau to Duluth transmission line. Our commitment to fund this transmission line could decrease up to 50% if another entity exercises its option to fund a portion of the project.

Synthetic Fuel Production Facility

We have significantly reduced our consolidated federal income tax liability for the past four years through tax credits available to us under Section 29 of the Internal Revenue Code for the production and sale of solid synthetic fuel from coal. In order to maximize the value of our synthetic fuel production facility, we have reduced our interest in the facility from 67% to 23% through sales to third parties. Our ability to fully utilize the Section 29 tax credits that remain available to us in connection with our remaining interest in the facility will depend on whether the amount of our federal income tax liability is sufficient to permit the use of such credits. The Internal Revenue Service strictly enforces compliance with all of the technical requirements of Section 29. Section 29 tax credits are currently scheduled to expire at the end of 2007. Other future tax legislation and Internal Revenue Service review may also affect the value of the tax credits and the value of our share of the facility.

The Internal Revenue Code provides Section 29 tax credits as an incentive for taxpayers to produce fuels from alternate sources and reduce domestic dependence on imported oil. This incentive is not deemed necessary if the price of oil increases sufficiently to provide a natural market for these fuels. Therefore, the Section 29 tax credits are subject to phase out if domestic crude oil prices reach specified levels. Although we do not expect the amount of our 2005 Section 29 tax credits to be adversely affected by oil prices given the current forward price curve for crude oil, we cannot predict with any certainty the future price of a barrel of oil. Therefore, in order to manage exposure to the risk that an increase in oil prices could reduce the recognizable amount of 2005, 2006, and 2007 Section 29 tax credits, PDI entered into a series of derivative contracts (options) covering a specified number of barrels of oil. These derivatives were entered into in March and April 2005 and mitigate approximately 95%, 60%, and 40% of the Section 29 tax credit exposure related to rising oil prices in 2005, 2006, and 2007, respectively.

We have recorded the tax benefit of approximately $126.2 million of Section 29 tax credits as reductions to income tax expense from the project's inception in June 1998 through March 31, 2005. As a result of alternative minimum tax rules, approximately $71.7 million of this tax benefit has been carried forward as a deferred tax asset as of March 31, 2005. The tax benefit recorded with respect to WPS Resources' share of tax credits from the facility is based on our expected consolidated tax liability for all open tax years including the current year, and all future years in which we expect to utilize deferred tax credits to offset our future tax liability. Reductions in our expected consolidated tax liability for any of these years could result in disallowance of previously recorded credits, and/or a change in the amount of the tax benefit deferred to future periods. A reduction in our expected consolidated tax liability for the current year may result in a reduction of the level of synthetic fuel production at the facility. A portion of future payments under one of the agreements covering the sale of a portion of our interest in the facility is contingent on the facility's continued production of synthetic fuel. Pre-tax gains approximating $7 million annually are expected to be realized through 2007 from this sell-down.

Dairyland Power Cooperative

Dairyland Power Cooperative has confirmed its intent to purchase a 30% interest in Weston 4 by signing a joint plant agreement in November 2004, subject to a number of conditions. The agreement with Dairyland Power Cooperative is part of our continuing plan to provide least-cost, reliable energy for the increasing electric demand of our customers.

NOTE 12--EMPLOYEE BENEFIT PLANS

The following table provides the components of net periodic benefit cost for WPS Resources' benefit plans for the three months ended March 31:

WPS Resources	Pension Benefits		Other Benefits	
(Millions)	2005	2004	2005	2004
Net periodic benefit cost				
Service cost	$ 6.2	$ 5.1	$2.0	$2.0
Interest cost	10.1	9.7	4.2	4.3
Expected return on plan assets	(10.9)	(10.6)	(3.1)	(2.8)
Amortization of transition obligation	-	-	0.1	0.1
Amortization of prior-service cost (credit)	1.4	1.4	(0.6)	(0.6)
Amortization of net loss	2.0	1.0	1.1	1.5
Net periodic benefit cost	$ 8.8	$ 6.6	$3.7	$4.5

WPSC's share of net periodic benefit cost for the three months ended March 31 is included in the table below:

WPSC	Pension Benefits		Other Benefits	
(Millions)	2005	2004	2005	2004
Net periodic benefit cost				
Service cost	$4.9	$4.1	$1.8	$1.8
Interest cost	8.4	8.1	3.8	3.9
Expected return on plan assets	(9.6)	(9.4)	(3.0)	(2.7)
Amortization of transition obligation	-	-	0.1	0.1
Amortization of prior-service cost (credit)	1.2	1.3	(0.5)	(0.5)
Amortization of net loss	1.4	0.4	0.9	1.2
Net periodic benefit cost	$6.3	$4.5	$3.1	$3.8

Contributions to the plans are made in accordance with legal and tax requirements, and contributions do not necessarily occur evenly throughout the year. For the three months ended March 31, 2005, $3.0 million of contributions were made to the pension benefit plan and no contributions were made to the other postretirement benefit plans. WPS Resources expects to contribute an additional $5.3 million to its pension plans and $21.9 million to its other postretirement benefit plans in 2005.

NOTE 13--STOCK-BASED COMPENSATION

WPS Resources has three main stock-based compensation plans: the 2001 Omnibus Incentive Compensation Plan ("Omnibus Plan"), the 1999 Stock Option Plan ("Employee Plan"), and the 1999 Non-Employee Directors Stock Option Plan ("Director Plan"). No additional stock options will be issued under the Employee Plan, although the plan will continue to exist for purposes of the existing outstanding options.

WPS Resources accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Upon grant of stock options, no stock-based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on income available for common shareholders and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

| (Millions, except per share amounts) | Three Months Ended March 31, | |
	2005	2004
Income available for common shareholders		
As reported	**$65.9**	$42.6
Add: Stock-based compensation expense using the intrinsic value method - net of tax	**0.4**	0.4
Deduct: Stock-based compensation expense using the fair value method - net of tax	**(0.4)**	(0.3)
Pro forma	**$65.9**	$42.7
Basic earnings per common share		
As reported	**$1.74**	$1.15
Pro forma	**1.74**	1.15
Diluted earnings per common share		
As reported	**$1.73**	$1.14
Pro forma	**1.73**	1.14

NOTE 14--COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income," requires the reporting of other comprehensive income in addition to income available for common shareholders. Total comprehensive income includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. WPS Resources' total comprehensive income is:

| (Millions) | Three Months Ended March 31, | |
	2005	2004
Income available for common shareholders	**$65.9**	$42.6
Cash flow hedges, net of tax of $(8.7) and $2.9	**(13.6)**	4.2
Foreign currency translation	**(0.7)**	-
Unrealized gain on available-for-sale securities, net of tax of $0.1	**0.2**	-
Total comprehensive income	**$51.8**	$46.8

The following table shows the changes to Accumulated Other Comprehensive Income from December 31, 2004, to March 31, 2005.

(Millions)	
December 31, 2004 balance	$(16.1)
Cash flow hedges	(13.6)
Foreign currency translation adjustment	(0.7)
Unrealized gain on available-for-sale securities	0.2
March 31, 2005 balance	$(30.2)

NOTE 15--EARNINGS PER SHARE

WPS Resources' common stock shares, $1 par value	March 31, 2005	December 31, 2004
Common stock outstanding, $1 par value, 200,000,000 shares authorized	37,815,206	37,500,791
Treasury shares	12,000	12,000
Average cost of treasury shares	$25.19	$25.19
Shares in deferred compensation rabbi trust	262,658	229,238
Average cost of deferred compensation rabbi trust shares	$39.79	$36.84

Earnings per share is computed by dividing income available for common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing income available for common shareholders by the weighted average number of shares of common stock outstanding during the period adjusted for the exercise and/or conversion of all potentially dilutive securities. Such dilutive items include in-the-money stock options, restricted shares, and performance share grants. The calculation of diluted earnings per share for the years shown excludes some stock option plan shares that had an anti-dilutive effect. The shares having an anti-dilutive effect are not significant for any of the periods shown. The following table reconciles the computation of basic and diluted earnings per share:

	Three Months Ended	
Reconciliation of Earnings Per Share	March 31,	
(Millions, except per share amounts)	2005	2004
Income available to common shareholders	$65.9	$42.6
Basic weighted average shares	37.8	37.1
Incremental issuable shares	0.3	0.2
Diluted weighted average shares	38.1	37.3
Basic earnings per common share	$1.74	$1.15
Diluted earnings per common share	$1.73	$1.14

NOTE 16--REGULATORY ENVIRONMENT

Wisconsin

On November 5, 2004, WPSC filed an application with the PSCW to defer all incremental costs, including carrying costs, resulting from unexpected problems encountered in the 2004 refueling outage at Kewaunee. During the refueling outage, an unexpected problem was encountered with equipment used for lifting internal vessel components to perform a required 10-year inspection. These equipment problems caused the outage to be extended by approximately three weeks. On November 11, 2004, the PSCW authorized WPSC to defer the replacement fuel costs related to the extended outage. On November 23, 2004, the PSCW authorized WPSC to defer purchased power costs ($5.6 million) and operating and maintenance expenses ($1.6 million) related to the extended outage, effective from when the problems were discovered, including carrying costs at WPSC's authorized weighted average cost of capital. Kewaunee returned to service on December 4, 2004. On February 18, 2005, WPSC filed for PSCW approval to recover these costs, and the PSCW determined that costs associated with this outage will be addressed in the 2006 rate case.

On February 20, 2005, Kewaunee was temporarily removed from service after a potential design weakness was identified in its auxiliary feedwater system. Plant engineering staff identified the concern and the unit was shut down in accordance with the plant license. A modification is being made to resolve the issue and it is anticipated that the unit will be back in service at 100% power by the end of May 2005. WPSC filed a request with the PSCW on March 11, 2005, for deferral of replacement power and operating and maintenance expenses incurred to address the design weakness and engineering issues identified. On April 8, 2005, the PSCW approved deferral of these costs, including carrying costs at the most recently authorized pre-tax weighted average cost of capital. Under the formula rate mechanism, recovery of costs for our wholesale market-based rate customers generally follows the Wisconsin retail methodology. For our Michigan retail customers, fuel costs are recovered through a pass through fuel adjustment clause and no deferral request is anticipated. As of March 31, 2005, WPSC deferred $14.7 million of replacement power costs and $1.1 million of operating and maintenance expenses. WPSC anticipates the PSCW will address recovery of the deferred costs in the 2006 rate case. WPSC and Dominion remain committed to the sale of Kewaunee.

On April 1, 2005, WPSC filed an application with the PSCW for an 11.4% increase in retail electric rates ($89.7 million in revenues) and a 2.09% increase in natural gas rates ($10.0 million in revenues), both to be effective January 1, 2006. Factors impacting the requested 2006 retail electric rate increase include costs of transmission, costs for the construction of Weston 4, and increased purchased power costs. The natural gas rate increase is primarily related to increases in environmental monitoring costs and the cost of distribution system improvements. The PSCW's approval of the Kewaunee plant sale could reduce these requested rate increases.

The amount of fuel and purchased power costs WPSC is authorized to recover in rates is established in its general rate filings. If the actual fuel and purchased power costs vary from the authorized level by more than 2% on an annualized basis, WPSC is allowed, or may be required, to file an application adjusting rates for the remainder of the year to reflect revised annualized cost estimates. At March 31, 2005, excluding the impact of the Kewaunee outage (which was deferred), WPSC was experiencing actual fuel and purchased power costs that were more than 2% lower than the currently approved level. As a result, the PSCW reopened WPSC's 2005 rate case for recovery of these costs on April 14, 2005. Therefore, revenues collected after that date are subject to refund pending a review of projected fuel costs for 2005. Rates will be adjusted downward for the balance of the year if projected costs are deemed to be more than 2% less than the amount allowed in the 2005 rate case.

Michigan

On December 8, 2004, UPPCO submitted a request to the MPSC to approve UPPCO's proposed treatment of the pre-tax gains from certain sales of undeveloped and partially developed land located in the Upper Peninsula of Michigan as appropriate for ratemaking purposes. On April 28, 2005, the MPSC issued an order authorizing UPPCO to retain 100% of the pre-tax gains on certain lands owned up to $18.5 million and 73% of any pre-tax gains over that amount.   In addition, UPPCO will voluntarily forego filing for retail electric service base rate increases until January 1, 2006, except UPPCO may file for MPSC consideration of deferred accounting of any governmental mandates during the moratorium and for any unusual and extraordinary events that would cause serious financial harm to UPPCO. Further, UPPCO's Power Supply Cost Recovery Clause is not subject to the filing moratorium.

On February 4, 2005, UPPCO submitted an application to the MPSC for a 7.6% increase in retail electric rates ($5.7 million in revenues). UPPCO also requested interim rate recovery of 6.0% ($4.5 million in revenues) to allow UPPCO to recover costs during the time the MPSC is reviewing the full case. The retail electric rate increase was required due to costs associated with improving service quality and reliability, technology upgrades, and managing rising employee and retiree benefit costs. Barring any appeals of the order issued by the MPSC on April 28, 2005, UPPCO will withdraw this rate case and not re-file before January 1, 2006.

Federal

On February 10, 2005, the FERC issued an order accepting compliance filings implementing the Seams Elimination Charge Adjustment (SECA) effective December 1, 2004, subject to refund and surcharge, as appropriate, and setting the case in its entirety for a formal hearing. The purpose of the SECA is to compensate transmission owners (during the 16-month transition period) for revenues they would no longer receive due to the elimination of the Regional Through and Out Rates. Because ESI is a load serving entity, it is subject to the SECA charges. It is anticipated that the case could take a year or more to reach a final decision. In addition, matters related to the justness and reasonableness and other legal challenges to the SECA itself remain pending before FERC on hearing. ESI has actively participated in the SECA case since its beginning and believes its position has strong merits. On February 28, 2005, ESI filed a motion for Partial Stay of FERC's February 10, 2005, order, proposing that SECA charges on its Michigan load be postponed until a FERC order approves a decision or settlement in the formal hearing proceeding. The FERC has not yet ruled on this motion.

The SECA is also an issue for WPSC and UPPCO, who have intervened in this docket since some of the current proposals could result in unjustifiable higher rates for customers. It is anticipated that most of the SECA charges incurred by WPSC and UPPCO will be recoverable in customer rates.

NOTE 17--SEGMENTS OF BUSINESS

We manage our reportable segments separately due to their different operating and regulatory environments. Our utility business segments are the regulated electric utility operations of WPSC and UPPCO and the regulated gas utility operations of WPSC. Our other reportable segments include two nonregulated companies, ESI and PDI. ESI is a diversified energy supply and services company. PDI is an electric generation company. The Other segment includes the operations of WPS Resources and WPS Resources Capital Corporation as holding companies, along with the nonutility activities at WPSC and UPPCO.

Segments of Business (Millions)	Regulated Utilities			Nonutility and Nonregulated Operations			Reconciling Eliminations	WPS Resources Consolidated
	Electric Utility[1]	Gas Utility[1]	Total Utility[1]	ESI	PDI	Other		
Three Months Ended March 31, 2005								
External revenues	**$236.4**	**$174.5**	**$410.9**	**$1,032.9**	**$43.1**	**$ -**	**$ -**	**$1,486.9**
Intersegment revenues	**7.6**	**0.1**	**7.7**	**1.5**	**9.3**	**0.3**	**(18.8)**	**-**
Income available for common shareholders	**23.5**	**14.0**	**37.5**	**11.7**	**16.5**	**0.2**	**-**	**65.9**
Three Months Ended March 31, 2004								
External revenues	$217.2	$169.5	$386.7	$973.7	$26.6	$ -	$ -	$1,387.0
Intersegment revenues	5.7	4.1	9.8	2.4	5.8	0.3	(18.3)	-
Income available for common shareholders	18.2	13.6	31.8	12.1	(1.0)	(0.3)	-	42.6

(1)   Includes only utility operations. Nonutility operations are included in the Other column.

WPSC's principal business segments are the regulated electric utility operations and the regulated gas utility operations.

Segments of Business (Millions)	Regulated Utilities					
	Electric Utility[1]	Gas Utility[1]	Total Utility	Other	Reconciling Eliminations	WPSC Consolidated
Three Months Ended March 31, 2005						
External revenues	**$219.8**	**$174.6**	**$394.4**	**$0.4**	**$(0.4)**	**$394.4**
Earnings on common stock	**22.4**	**14.0**	**36.4**	**1.2**	**-**	**37.6**
Three Months Ended March 31, 2004						
External revenues	$198.4	$173.6	$372.0	$0.4	$(0.4)	$372.0
Earnings on common stock	16.6	13.6	30.2	2.3	-	32.5

(1)   Includes only utility operations. Nonutility operations are included in the Other column.

NOTE 18--NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and requires a company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R will be effective for WPS Resources on January 1, 2006. SFAS No. 123R offers companies alternative methods of adopting this standard. The impact on WPS Resources' financial position and results of operations will be dependent upon a number of factors, including share-based payments made in 2006. Because we do not know the amount of share-based payments to be made in 2006, we cannot yet estimate the effect of this standard on our financial position and results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations." Interpretation No. 47 clarifies that the term Conditional Asset Retirement Obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligation," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation if the fair value of the liability can be reasonably estimated. WPS Resources is required to adopt the provisions of Interpretation No. 47 on December 31, 2005. WPS Resources has not yet determined the impact that the adoption of Interpretation No. 47 will have on its financial position or results of operations.

Exhibit 99.7

See Item 8.01 of the accompanying Current Report on Form 8-K for a detailed discussion of the facts surrounding, rationale for and other matters involving the following disclosure.

The following information replaces portions in Part 1 of Item 2 (Management's Discussion and Analysis of Financial Condition and Results of Operation) previously filed in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 of WPS Resources. All other sections of Item 2 are unchanged.

**Item 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS**

INTRODUCTION - WPS RESOURCES

WPS Resources is a holding company that is exempt from the Public Utility Holding Company Act of 1935. Our wholly owned subsidiaries include two regulated utilities, WPSC (which is an operating entity as well as a holding company exempt from the Public Utility Holding Company Act of 1935) and UPPCO. Another wholly owned subsidiary, WPS Resources Capital Corporation, is a holding company for our nonregulated businesses, including ESI and PDI.

Strategic Overview

The focal point of WPS Resources' business plan is the creation of long-term value for our shareholders (through growth, operational excellence, and asset management) and the continued emphasis on reliable, competitively priced, and environmentally sound energy services for our customers. We are seeking a balanced portfolio of utility and nonregulated growth, but we are placing emphasis on regulated growth. A discussion of the essential components of our business plan is set forth below:

Maintain a Strong Utility Base - As discussed above, we are focusing on growth in our utility operations. A strong utility base is important in order to maintain quality credit ratings, which are critical to our success. In 2004, WPSC signed power sales contracts with Consolidated Water Power through December 31, 2017, and Wisconsin Public Power Inc. through April 30, 2021, in order to bolster growth beyond the normal utility growth rate. WPSC is also expanding its generation fleet in order to meet growing electric demand and ensure the continued reliability of energy services. Construction is in-process on the 500-megawatt coal-fired Weston 4 base-load power plant near Wausau, Wisconsin, and WPSC continues to pursue plans to construct a jointly owned 500-megawatt base-load electric plant with Wisconsin Power and Light Company.

Integrate Resources to Provide Operational Excellence - WPS Resources is committed to integrating the resources of its business units (in accordance with any applicable regulatory restrictions) by leveraging their individual capabilities and expertise across the company. This strategy is most evident at our nonregulated subsidiaries, where we have restructured the management of our two primary nonregulated subsidiaries (ESI and PDI). Currently, we have one executive management team overseeing the operations of all of our nonregulated businesses. ESI also continues to optimize the value of PDI's merchant generation fleet and reduce the market price risk while extracting additional value from these plants, through the use of various financial and physical instruments (such as forwards, futures, options, and swaps), which has provided more predictable revenues and margin.

Strategically Grow Nonregulated Businesses - ESI looks to grow its electric and natural gas business, targeting growth in the northeastern United States and adjacent portions of Canada (through strategic acquisitions, market penetration of existing businesses, and new product offerings), which is where ESI has the most market expertise. PDI focuses on optimizing the operational efficiency of its existing portfolio of assets and pursues compatible power development projects and the acquisition of generation assets that "fit" in well with ESI's customer base and market expertise. The acquisition of Advantage Energy in July 2004 provided ESI with enhanced opportunities to compete in the New York market and had a positive impact on ESI's margin in the first quarter of 2005.

Place Strong Emphasis on Asset Management - Our asset management strategy calls for the continuing disposition and acquisition of assets in a manner that enhances our earnings capability. The acquisition portion of this strategy calls for the acquisition of assets that compliment our existing businesses and strategy, such as Advantage Energy. Another portion of the strategy calls for the disposition of assets, including plants and entire business units, which are no longer required for operations. We continue to be committed to the sale of Sunbury and expect to have a completed sale in 2005. We are also continuing to pursue the sale of Kewaunee to a subsidiary of Dominion Resources. We continue to evaluate alternatives for the sale of the balance of our identified excess real-estate holdings. For an update on the sale of Sunbury, see Note 4, "Assets Held for Sale," to Condensed Notes to Financial Statements.

Business Operations

Our regulated and nonregulated businesses have distinct competencies and business strategies, offer differing products and services, experience a wide array of risks and challenges and are viewed uniquely by management. The *Management's Discussion and Analysis of Financial Condition and Results of Operations - Introduction - WPS Resources* appearing in the 2004 Form 10-K included a discussion of these topics. There have not been significant changes to the content of the matters discussed in the above referenced section of the 2004 Form 10-K; however, certain tables have been updated and included below to reflect current information. These tables should be read in conjunction with the discussion appearing in the *Management's Discussion and Analysis of Financial Condition and Results of Operations - Introduction - WPS Resources* appearing in the 2004 Form 10-K.

The table below discloses future natural gas and electric sales volumes under contract at ESI as of March 31, 2005. Contracts are generally one to three years in duration. ESI expects that its ultimate sales volumes in 2005 and beyond will exceed the volumes shown in the table below as it continues to seek growth opportunities and existing customers who do not have long-term contracts continue to buy their short-term requirements from ESI.

Forward Contracted Volumes at 3/31/05 [1]	April 1, 2005 through March 31, 2006	April 1, 2006 through March 31, 2009
Wholesale sales volumes - billion cubic feet	111.7	8.4
Retail sales volumes - billion cubic feet	155.6	38.1
Total natural gas sales volumes	267.3	46.5
Wholesale sales volumes - million kilowatt-hours	7,467	3,007
Retail sales volumes - million kilowatt-hours	3,863	1,828
Total electric sales volumes	11,330	4,835

[1] This table represents physical sales contracts for natural gas and electric power for delivery or settlement in future periods. Management has no reason to believe that gross margins that will be generated by the contracts included above will vary significantly from those experienced historically.

For comparative purposes, future natural gas and electric sales volumes under contract at March 31, 2004, are shown below. Actual electric and natural gas sales volumes for the three months ended March 31, 2005, and 2004 are disclosed within *Results of Operations - WPS Resources, ESI Segment Operations* below.

Forward Contracted Volumes at 3/31/04 [1]	April 1, 2004 through March 31, 2005	April 1, 2005 through March 31, 2008
Wholesale sales volumes - billion cubic feet	84.1	12.7
Retail sales volumes - billion cubic feet	166.2	46.4
Total natural gas sales volumes	250.3	59.1
Wholesale sales volumes - million kilowatt-hours	4,481	1,360
Retail sales volumes - million kilowatt-hours	5,000	2,886
Total electric sales volumes	9,481	4,246

[1] This table represents physical sales contracts for natural gas and electric power for delivery or settlement in future periods. Management has no reason to believe that gross margins that will be generated by these contracts will vary significantly from those experienced historically.

The table below summarizes ESI's wholesale counterparty credit exposure, categorized by maturity date, as of March 31, 2005. At March 31, 2005, ESI did not have net exposure with any single counterparty that was more than 10% of total exposure.

Counterparty Rating (Millions) [1]	Exposure [2]	Exposure Less Than 1 Year	Exposure 1 to 3 Years	Exposure 4 to 5 years
Investment grade - regulated utility	$ 26.9	$ 8.7	$18.2	$ -
Investment grade - other	93.7	73.7	19.1	0.9
Non-investment grade - regulated utility	0.1	0.1	-	-
Non-investment grade - other	8.5	8.5	-	-
Non-rated - regulated utility [3]	10.9	6.5	4.4	-
Non-rated - other [3]	36.9	29.6	6.8	0.5
Total Exposure	$177.0	$127.1	$48.5	$1.4

[1] The investment and non-investment grade categories are determined by publicly available credit ratings of the counterparty or the rating of any guarantor, whichever is higher. Investment grade counterparties are those with a senior unsecured Moody's rating of Baa3 or above or a Standard & Poor's rating of BBB- or above.

[2] Exposure considers netting of accounts receivable and accounts payable where netting agreements are in place as well as netting mark-to-market exposure. Exposure is before consideration of collateral from counterparties. Collateral, in the form of cash and letters of credit, received from counterparties totaled $6.5 million at March 31, 2005, all from non-rated counterparties.

[3] Non-rated counterparties include stand-alone companies, as well as unrated subsidiaries of rated companies without parental credit support. These counterparties are subject to an internal credit review process.

RESULTS OF OPERATIONS - WPS RESOURCES

First Quarter 2005 Compared with First Quarter 2004

WPS Resources Overview

WPS Resources' results of operations for the three months ended March 31 are shown in the following table:

WPS Resources' Results *(Millions, except share amounts)*	**2005**	2004	Change
Consolidated operating revenues	**$1,486.9**	$1,387.0	7.2%
Income available for common shareholders	**$65.9**	$42.6	54.7%
Basic earnings per share	**$1.74**	$1.15	51.3%
Diluted earnings per share	**$1.73**	$1.14	51.8%

The $99.9 million increase in consolidated operating revenues for the quarter ended March 31, 2005, compared to the same quarter in 2004, was largely driven by a $58.3 million (6.0%) increase in revenue at ESI and a $21.1 million (9.5%) increase in electric utility revenue. Higher revenue at ESI was driven by an increase in natural gas prices and continued expansion of the Canadian natural gas business. Electric utility revenue increased primarily due to an authorized retail electric rate increase. Revenue changes by reportable segment are discussed in more detail below.

Income available for common shareholders was $65.9 million ($1.74 basic earnings per share) for the quarter ended March 31, 2005, compared to $42.6 million ($1.15 basic earnings per share) for the same quarter in 2004. Significant factors impacting the change in earnings and earnings per share are as follows (and are discussed in more detail below).

- Approved rate increases favorably impacted electric and natural gas margin at the utilities.
- A change in sales mix negatively impacted the electric utility margin.
- ESI's electric margin decreased, driven by a decrease in the margin contributed by portfolio optimization strategies and a decrease in margin from retail electric operations in Michigan.
- ESI's natural gas margin increased, driven by improved results from retail natural gas operations in Ohio, partially offset by the timing of income recognition related to the 2005/2006 natural gas storage cycle.
- PDI's earnings increased, primarily as a result of improved margins and an increase in the benefit recognized from Section 29 federal tax credits.
- Consolidated operating and maintenance expenses increased, primarily due to an increase in transmission costs at WPSC.
- Earnings from our investment in ATC increased for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004.

Overview of Utility Operations

Utility operations include the electric utility segment, consisting of the electric operations of WPSC and UPPCO, and the gas utility segment consisting of the natural gas operations of WPSC. Income available for common shareholders attributable to the electric utility segment was $23.5 million for the quarter ended March 31, 2005, compared to $18.2 million for the quarter ended March 31, 2004. Income available for common shareholders attributable to the gas utility segment was $14.0 million for the quarter ended March 31, 2005, compared to $13.6 million for the quarter ended March 31, 2004.

Electric Utility Segment Operations

WPS Resources' Electric Utility Segment Results *(Millions)*	Three Months Ended March 31,		
	2005	2004	Change
Revenue	**$244.0**	$222.9	9.5%
Fuel and purchased power costs	**80.7**	72.6	11.2%
Margin	**$163.3**	$150.3	8.7%
Sales in kilowatt-hours	**3,680.4**	3,636.4	1.2%

Electric utility revenue increased $21.1 million (9.5%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. Electric utility revenue increased largely due to an authorized electric rate increase for WPSC's Wisconsin retail customers. On December 21, 2004, the PSCW approved a retail electric rate increase of $60.7 million (8.6%), effective January 1, 2005. The rate increase was required primarily to recover increased costs related to fuel and purchased power, costs related to the construction of the Weston 4 base-load generation facility, and benefit costs. An overall increase of 1.9% in WPSC's electric sales volumes, primarily from new power sales agreements that were entered into with several wholesale customers, also had a positive impact on revenue.

The electric utility margin increased $13.0 million (8.7%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. The majority of this increase can be attributed to a $13.3 million (9.7%) increase in WPSC's electric margin, which was largely driven by the retail electric rate increase discussed above. The electric utility margin was negatively impacted by a change in sales mix, which partially offset the positive effect of the rate increase. While higher sales volumes to WPSC's wholesale customers had a positive impact on margin, this was more than offset by a 2.4% decrease in sales volumes to higher margin residential, and commercial and industrial customers. The decrease in sales volumes to these customers reflects warmer weather during the heating season for the quarter ended March 31, 2005, compared to the same period in the prior year. In addition, we believe electric customers may be taking additional steps to conserve energy usage as a result of rising energy costs.

The quantity of power purchased by WPSC during the quarter ended March 31, 2005, increased 46.7% compared to the same quarter in 2004, and fuel and purchased power costs were approximately 18% higher on a per-unit basis. The increase in the quantity of power purchased was largely due to an unscheduled outage at Kewaunee, which began in February 2005. This unit is expected to return to service by the end of May 2005. The unscheduled outage has not had a significant impact on the electric utility margin as the PSCW approved deferral of unanticipated fuel and purchased power costs directly related to the outage ($14.7 million of fuel and purchased power costs were deferred in the first quarter of 2005). Excluding the Kewaunee deferral, fuel and purchased power costs increased $8.1 million for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004, primarily related to the higher per-unit cost of fuel and purchased power. The higher costs were anticipated in the 2005 rate case and included in the approved 2005 rates and, therefore, did not have a negative impact on margin.

The PSCW allows WPSC to adjust prospectively the amount billed to Wisconsin retail customers for fuel and purchased power if costs exceed plus or minus 2% from approved levels on an annualized basis. At March 31, 2005, WPSC was experiencing actual fuel and purchased power costs that were more than 2% lower than the currently approved level (excluding the impact of the Kewaunee outage). As a result, the PSCW reopened WPSC's 2005 rate case on April 14, 2005. Revenue collected after that date is subject to refund pending a review of projected fuel costs for 2005. Rates will be adjusted downward for the balance of the year if projected costs are deemed to be less than the amount allowed in the 2005 rate case.

Electric utility earnings increased $5.3 million (29.1%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004, largely driven by the higher margin realized by WPSC for current rate recovery for certain costs that will be incurred in the latter half of 2005. This timing difference had a positive impact on earnings for the first quarter of 2005, but will negatively impact earnings later in the year. Higher operating and maintenance expenses partially offset the increase in electric utility earnings.

Gas Utility Segment Operations

WPS Resources'	Three Months Ended March 31,		
Gas Utility Segment Results *(Millions)*	**2005**	2004	Change
Revenue	**$174.6**	$173.6	0.6%
Purchased natural gas costs	**128.3**	128.3	-%
Margin	**$ 46.3**	$ 45.3	2.2%
Throughput in therms	**308.7**	316.9	(2.6%)

Gas utility revenue increased $1.0 million (0.6%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. The PSCW issued a final order authorizing a natural gas rate increase of $5.6 million (1.1%), effective January 1, 2005. The rate increase was primarily driven by higher benefit costs and the cost of distribution system improvements. Natural gas prices also increased 7.3% (on a per unit basis) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. Following regulatory practice, WPSC passes changes in the total cost of natural gas on to customers through a purchased gas adjustment clause, as allowed by the PSCW and the MPSC. The increased revenue attributed to the rate increase and higher natural gas prices was partially offset by an overall 2.6% decrease in natural gas throughput volumes that was partially driven by warmer weather during the first quarter of 2005, compared to the first quarter of 2004. In addition, we believe natural gas customers may be taking additional steps to conserve natural gas usage as a result of higher natural gas costs.

The natural gas utility margin increased $1.0 million (2.2%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. The higher natural gas utility margin is largely due to the rate increase mentioned above, partially offset by the decrease in overall natural gas throughput volumes.

The higher margin contributed to a $0.4 million (2.9%) increase in gas utility earnings for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004.

Overview of Nonregulated Operations

Nonregulated operations consist of natural gas, electric, and other sales at ESI, a diversified energy supply and services company, and the operations of PDI, an electric generation company. ESI and PDI are both reportable segments.

Income available for common shareholders attributable to ESI was $11.7 million for the quarter ended March 31, 2005, compared to $12.1 million for the same quarter in 2004. The $0.4 million decrease in earnings at ESI is primarily the result of the overall margin changes discussed below.

Income available for common shareholders attributable to PDI was $16.5 million for the quarter ended March 31, 2005, compared to a $1.0 million net loss for the same quarter in 2004. The $17.5 million increase in earnings at PDI was largely due to improved margins and a decrease in the effective tax rate.

ESI's Segment Operations

Total segment revenues at ESI were $1,034.4 million for the quarter ended March 31, 2005, compared to $976.1 million for the same quarter in 2004. The total margin at ESI was $33.8 million for the quarter ended March 31, 2005, compared to $34.1 million for the quarter ended March 31, 2004. ESI's nonregulated natural gas and electric operations are the primary contributors to revenues and margins and are discussed below.

ESI's Natural Gas Results	Three Months Ended March 31,		
(Millions, except sales volumes)	**2005**	2004	Change
Nonregulated natural gas revenue	**$923.7**	$835.5	10.6%
Nonregulated natural gas cost of sales	**903.6**	817.7	10.5%
Margin	**$ 20.1**	$ 17.8	12.9%
Wholesale sales in billion cubic feet [(1)]	**58.3**	73.1	(20.3%)
Retail sales in billion cubic feet [(1)]	**90.4**	88.0	2.7%

[(1)] Represents gross physical volumes.

Natural gas revenue increased $88.2 million (10.6%), driven by higher natural gas prices and continued expansion of our Canadian natural gas business.

The natural gas margin at ESI increased $2.3 million (12.9%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. The margin related to retail natural gas operations increased $6.6 million, largely due to improved management of supply for Ohio retail and commercial customers, and higher sales volumes related to the addition of new customers in Ohio. The margin related to wholesale natural gas operations decreased $4.3 million, driven primarily by a $3.2 million decrease in margin related to the natural gas storage cycle and a decrease in margin from other structured wholesale natural gas transactions (primarily related to the timing of gain recognition on these transactions pursuant to generally accepted accounting principles). For the quarter ended March 31, 2005, the natural gas storage cycle had a $2.2 million negative impact on margin, compared with a $1.0 million positive impact on margin for the same period in 2004. At March 31, 2005, there was a $2.8 million difference between the market value of natural gas in storage and the market value of future sales contracts (net unrealized loss), related to the 2005/2006 natural gas storage cycle. The difference between the market value of natural gas in storage and the market value of future sales contracts related to the 2005/2006 storage cycle is expected to vary with market conditions, but will reverse entirely when all of the natural gas is withdrawn from storage.

ESI's Electric Results	Three Months Ended March 31,		
(Millions)	**2005**	2004	Change
Nonregulated electric revenue	**$110.0**	$140.0	(21.4%)
Nonregulated electric cost of sales	**97.0**	124.3	(22.0%)
Margin	**$ 13.0**	$ 15.7	(17.2%)
Wholesale sales volumes in kilowatt-hours [(1)]	**434.1**	1,167.0	(62.8%)
Retail sales volumes in kilowatt-hours [(1)]	**1,753.1**	1,613.1	8.7%

[(1)] Represents gross physical volumes.

Electric revenue decreased $30.0 million (21.4%), driven by a decrease in wholesale electric volumes related to ESI's participation in the New Jersey Basic Generation Services Program ending on May 31, 2004 and fewer physical wholesale transaction opportunities. Retail electric revenue increased slightly due to the acquisition of Advantage Energy on July 1, 2004, but this increase was largely offset by lower revenue from retail electric operations in Michigan.

ESI's electric margin decreased $2.7 million (17.2%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. The margin attributed to wholesale electric operations decreased $1.4 million, driven primarily by a decrease in the margin contributed by portfolio optimization strategies. Period-by-period variability in the margin contributed by these activities is expected due to constantly changing market conditions. The retail electric margin decreased $1.3 million for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004, primarily related to a $3.1 million decrease in margin from retail electric operations in Michigan. Higher transmission-related charges resulting from the Seams Elimination Charge Adjustment, which was implemented on December 1, 2004, as ordered by the FERC, have negatively impacted the margin from retail electric operations in Michigan. In addition, tariff changes granted to the regulated utilities in Michigan in 2004, coupled with high wholesale energy prices, have significantly lowered the savings customers can obtain from contracting with non-utility suppliers. The tariff changes enable Michigan utilities to charge a fee to electric customers choosing non-utility suppliers in order to recover certain stranded costs.   ESI has experienced some customer attrition as a result of the tariff changes and higher wholesale prices, which has negatively impacted its margin. The lower retail electric margin was partially offset by positive operating results from Advantage Energy.

PDI's Segment Operations

PDI's Operating Results	Three Months Ended March 31,		
(Millions)	**2005**	2004	Change
Nonregulated other revenues	**$52.4**	$32.4	61.7%
Nonregulated other cost of sales	**28.5**	25.7	10.9%
Margins	**$23.9**	$ 6.7	256.7%

PDI's revenue increased $20.0 million (61.7%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. An $11.1 million increase in revenue at Sunbury was primarily the result of the expiration of a fixed price outtake contract on December 31, 2004, since current market prices are significantly higher than the fixed price received under that contract. A combined $4.4 million increase in revenue was experienced at PDI's Stoneman generation facility in Wisconsin and its steam boiler in Oregon. A $2.8 million mark-to-market gain on derivative instruments utilized to protect the value of a portion of PDI's Section 29 tax credits also contributed to the higher revenue. The remaining increase in revenue at PDI was driven by higher energy prices. Revenue from the Stoneman generation facility increased as a result of a two-year power sales agreement that was entered into in the second quarter of 2004. The increase in revenue at the steam boiler in Oregon was driven by higher demand for energy from the counterparty to an energy agreement at this facility and an increase in the price of energy sold.

PDI, through a subsidiary, is part owner of a synthetic fuel producing facility that generates Section 29 tax credits. The Section 29 tax credits are subject to phase out if domestic crude oil prices reach specified levels. To manage exposure to the risk that an increase in oil prices could reduce the recognizable amount of 2005, 2006, and 2007 Section 29 tax credits, PDI entered into a series of derivative contracts covering a specified number of barrels of oil. These derivatives were entered into in March and April 2005 and mitigate approximately 95%, 60%, and 40% of the Section 29 tax credit exposure related to rising oil prices in 2005, 2006, and 2007, respectively. The derivative contracts involve purchased and written call options that provide for net cash settlement at expiration based on the average New York Mercantile Exchange (NYMEX) trading price of oil in relation to the strike price of each option. The derivative contracts have not been designated as hedging instruments and, as a result, changes in the fair value of the options are recorded currently in earnings. Furthermore, the timing of recognizing changes in the fair value of these options likely will not correspond with the timing of when Section 29 tax credits are, or would have been, recognized.

PDI's margin for the quarter ended March 31, 2005, increased $17.2 million (256.7%), compared to the quarter ended March 31, 2004. Sunbury's margin improved $11.5 million due primarily to the expiration of a fixed price outtake contract on December 31, 2004, and improved operations. Current market prices are significantly higher than the fixed price received under that contract. Mark-to-market gains on the derivative instruments (discussed above) resulted in a $2.8 million increase in margin. Operations at the Niagara generation facility in New York, the Westwood generation facility in Pennsylvania, and the Stoneman generation facility in Wisconsin resulted in a combined margin improvement of $2.0 million. Higher contracted selling prices benefited both the Niagara and Westwood facilities. The Niagara facility was also able to reduce the per ton cost of coal utilized in its generation process by utilizing a higher percentage of tire-derived fuel in the first quarter of 2005, compared to the same period in 2004. The margin at the Stoneman facility increased as a result of the new power sales agreement entered into in the second quarter of 2004.

Overview of Holding Company and Other Segment Operations

Holding Company and Other operations include the operations of WPS Resources and WPS Resources Capital as holding companies and the nonutility activities of WPSC and UPPCO. Holding Company and Other operations experienced earnings of $0.2 million during the quarter ended March 31, 2005, compared to a loss of $0.3 million during the quarter ended March 31, 2004. This favorable variance can be attributed to an increase in equity earnings from ATC and $1.5 million of deferred financing costs that were written off in the first quarter of 2004. Pre-tax equity earnings from ATC were $5.2 million for the quarter ended March 31, 2005, compared to $3.7 million for the quarter ended March 31, 2004. These increases were partially offset by increased interest expense on short-term debt and lower equity earnings from Wisconsin River Power Company, resulting from fewer land sales.

Operating Expenses

	Three Months Ended March 31,		
WPS Resources' Operating Expenses *(Millions)*	**2005**	2004	Change
Operating and maintenance expense	**$133.3**	$131.5	1.4%
Depreciation and decommissioning expense	**29.2**	25.7	13.6%
Taxes other than income	**12.0**	11.8	1.7%

Operating and Maintenance Expense

Operating and maintenance expenses increased $1.8 million (1.4%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. Utility operating and maintenance expenses increased $3.1 million, largely due to a $2.7 million increase in WPSC's electric transmission costs. The current unplanned outage at Kewaunee did not significantly impact the quarter-over-quarter change in operating and maintenance expenses as the PSCW approved the deferral of incremental operating and maintenance expenses that were incurred as a direct result of the unplanned outage. Operating and maintenance costs of $1.1 million have been deferred in the first quarter of 2005 related to this outage. Operating expenses at PDI were down $0.8 million (6.0%), due primarily to repair and maintenance expenses incurred in the first quarter of 2004 in conjunction with the unplanned outage at the Beaver Falls generation facility.

Depreciation and Decommissioning Expense

Depreciation and decommissioning expense increased $3.5 million (13.6%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004, largely due to an increase of $3.2 million (14.6%) at WPSC as a result of continued capital investment and increased earnings on decommissioning trust assets. Earnings on decommissioning trust assets are substantially offset by depreciation expense pursuant to regulatory practice (see the detailed discussion in "Miscellaneous Income" below).

Other Income (Expense)

	Three Months Ended March 31,		
WPS Resources' Other Income (Expense) *(Millions)*	**2005**	2004	Change
Miscellaneous income	**$ 7.7**	$ 4.8	60.4%
Interest expense	**(16.2)**	(14.9)	8.7%
Minority interest	**1.0**	-	100.0%
Other expense	**$ (7.5)**	$(10.1)	(25.7%)

Miscellaneous Income

Miscellaneous income increased $2.9 million for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. The increase in miscellaneous income is partially due to a $1.7 million increase in earnings on decommissioning trust assets. Pursuant to regulatory practice, earnings on decommissioning trust assets are substantially offset by depreciation expense. An increase of $1.5 million in equity earnings from our investments in ATC and a $1.5 million write-off in the first quarter of 2004 of previously deferred financing costs associated with the redemption of our trust preferred securities also contributed to the increase in miscellaneous income. Partially offsetting the above increases were a $1.0 million decrease in equity earnings from Wisconsin River Power Company and a $1.0 million increase in the loss recognized by PDI from its investment in a synthetic fuel production facility. The increased loss is the result of more production being allocated to PDI's subsidiary (ECO Coal Pelletization #12 LLC) in the first quarter of 2005, versus the first quarter of 2004, from its investment in a synthetic fuel production facility.

Interest Expense

Interest expense increased $1.3 million (8.7%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004, primarily related to an increase in the level of debt outstanding. Debt levels have increased primarily due to recent capital expenditures (including the Weston 4 base-load plant) and funding of costs related to the Wausau, Wisconsin, to Duluth, Minnesota transmission line.

Minority Interest

The increase in minority interest is related to the fact that the minority owner of PDI's subsidiary, ECO Coal Pelletization #12 LLC, was not allocated any production from the synthetic fuel facility for the quarter ended March 31, 2004.

Provision for Income Taxes

The effective tax rate was 21.9% for the quarter ended March 31, 2005, compared to 24.5% for the quarter ended March 31, 2004. Generally accepted accounting principles require our year-to-date interim effective tax rate to reflect our projected annual effective tax rate. As a result, we estimate the effective tax rate for the year, and based upon year-to-date pre-tax earnings, record tax expense for the period to reflect the projected annual effective tax rate. Therefore, although Section 29 federal tax credits are produced approximately ratably throughout the year, the amount of credits reflected in the tax provision for the quarter ended March 31, 2005, is based upon the projected annual effective tax rate and year-to-date pre-tax earnings.

Our ownership interest in the synthetic fuel operation resulted in recognizing the tax benefit of Section 29 federal tax credits totaling $12.8 million for the quarter ended March 31, 2005, and $6.8 million for the quarter ended March 31, 2004. The increase in Section 29 federal tax credits recognized reflects the decrease in the projected annual effective tax rate and our estimate that actual pre-tax earnings for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004, comprise a larger percentage of projected annual pre-tax earnings. For the year ended December 31, 2005, we expect to recognize the benefit of Section 29 federal tax credits totaling approximately $24 million.

LIQUIDITY AND CAPITAL RESOURCES - WPS RESOURCES

We believe that our cash balances, liquid assets, operating cash flows, access to equity capital markets, and borrowing capacity made available because of strong credit ratings, when taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of existing businesses and development of new projects. However, our operating cash flow and access to capital markets can be impacted by macroeconomic factors outside of our control. In addition, our borrowing costs can be impacted by short- and long-term debt ratings assigned by independent rating agencies. Currently, we believe our credit ratings are among the best in the energy industry (see the *Financing Cash Flows, Credit Ratings* section below).

Operating Cash Flows

During the quarter ended March 31, 2005, net cash provided by operating activities was $169.6 million, compared with $198.8 million in the quarter ended March 31, 2004. The decrease was driven by changes in working capital, mostly at ESI. Lower wholesale sales volumes at ESI in the fourth quarter of 2004, compared to the fourth quarter of 2003, resulted in lower receivable balances to be collected in the first quarter of 2005, compared to the first quarter of 2004. In addition, more favorable natural gas storage opportunities in the first quarter of 2005 resulted in higher inventory levels for ESI at March 31, 2005, compared to March 31, 2004

Investing Cash Flows

Net cash used for investing activities was $76.4 million during the quarter ended March 31, 2005, compared to $42.5 million in the quarter ended March 31, 2004. The increase is primarily due to a $19.1 million increase in capital expenditures, mainly at WPSC, and a $7.0 million increase in equity investments and other acquisitions, driven by additional investment in ATC.

During the first quarter of 2005, WPS Resources invested $12.1 million in ATC, compared to $4.5 million in the first quarter of 2004. This increased WPS Resources' consolidated ownership interest in ATC to 24.7%. WPS Resources contributed $4.4 million of capital to ECO Coal Pelletization #12 in the first quarter of 2005 compared to $5.0 million in the first quarter of 2004.

Capital Expenditures

Capital expenditures by business segment for the quarter ended March 31 are as follows:

(Millions)	2005	2004
Electric utility	$53.0	$30.2
Gas utility	5.3	9.6
ESI	0.3	0.5
PDI	1.4	0.8
Other	0.2	-
WPS Resources Consolidated	$60.2	$41.1

The increase in capital expenditures at the electric utility for the quarter ended March 31, 2005, as compared to the same period in 2004, is mainly due to higher capital expenditures associated with the construction of Weston 4. Gas utility capital expenditures decreased primarily due to the decrease in activity related to the automated meter reading project.

Dairyland Power Cooperative has confirmed its intent to purchase an interest in Weston 4, subject to a number of conditions. If the purchase is completed, then the expenditures made by WPSC for Weston 4 would be reduced by 30 percent. The agreement with Dairyland Power Cooperative is part of our continuing plan to provide least-cost, reliable energy for the increasing electric demand of our customers.

Financing Cash Flows

Net cash used for financing activities was $84.1 million during the quarter ended March 31, 2005, compared to $145.6 million in the quarter ended March 31, 2004. The $61.5 million decrease is attributed to the repayment of long-term debt in 2004, using the proceeds from a 2003 issuance of common stock at WPS Resources and sale of long-term debt at WPSC. The decrease is partially offset by increased repayments of commercial paper in 2005.

Significant Financing Activities

WPS Resources had $202.9 million in outstanding commercial paper borrowings at March 31, 2005, compared to no outstanding commercial paper borrowings at March 31, 2004. WPS Resources had other outstanding short-term debt of $12.7 million and $10.0 million as of March 31, 2005, and March 31, 2004, respectively.

In 2004 and 2005, we issued new shares of common stock under our Stock Investment Plan and under certain stock-based employee benefit and compensation plans. As a result of these plans, equity increased $12.2 million and $10.3 million in the quarter ended March 31, 2005, and the quarter ended March 31, 2004, respectively. WPS Resources did not repurchase any existing common stock in the quarter ended March 31, 2005, or in the quarter ended March 31, 2004.

On January 8, 2004, WPS Resources retired $50.0 million of its 7.0% trust preferred securities. As a result of this transaction, WPSR Capital Trust I, a Delaware business trust, was dissolved.

On January 19, 2004, WPSC retired $49.9 million of its 7.125% series first mortgage bonds. These bonds had an original maturity date of July 1, 2023.

Credit Ratings

WPS Resources and WPSC use internally generated funds and commercial paper borrowings to satisfy most of their capital requirements. WPS Resources also periodically issues long-term debt and common stock to reduce short-term debt, maintain desired capitalization ratios, and fund future growth. WPS Resources may seek nonrecourse financing for funding nonregulated acquisitions. WPS Resources' commercial paper borrowing program provides for working capital requirements of the nonregulated businesses and UPPCO. WPSC has its own commercial paper borrowing program. WPSC also periodically issues long-term debt, receives equity contributions from WPS Resources, and makes payments for return of capital to WPS Resources to reduce short-term debt, fund future growth, and maintain capitalization ratios as authorized by the PSCW. The specific forms of long-term financing, amounts, and timing depend on the availability of projects, market conditions, and other factors.

The current credit ratings for WPS Resources and WPSC are listed in the table below.

Credit Ratings	Standard & Poor's	Moody's
WPS Resources		
Senior unsecured debt	A	A1
Commercial paper	A-1	P-1
Credit line syndication	-	A1
WPSC		
Bonds	A+	Aa2
Preferred stock	A-	A2
Commercial paper	A-1	P-1
Credit line syndication	-	Aa3

In January 2005, Standard & Poor's downgraded its ratings for WPSC one ratings level and established a negative outlook. At the same time, Standard & Poor's affirmed WPS Resources' ratings but changed the outlook from stable to negative. In taking these actions, Standard & Poor's cited WPSC's substantial capital spending program and the risk profile of WPS Resources' nonregulated businesses.

We believe these ratings continue to be among the best in the energy industry and allow us to access commercial paper and long-term debt markets on favorable terms. Credit ratings are not recommendations to buy, are subject to change, and each rating should be evaluated independently of any other rating.

Rating agencies use a number of both quantitative and qualitative measures in determining a company's credit rating. These measures include, but are not limited to, business risk, liquidity risk, competitive position, capital mix, financial condition, predictability of cash flows, management strength, and future direction. Some of the quantitative measures can be analyzed through a few key financial ratios, while the qualitative ones are more subjective.

WPS Resources and WPSC hold credit lines to back 100% of their commercial paper borrowing and letters of credit. These credit facilities are based on a credit rating of A-1/P-1 for WPS Resources' commercial paper and A-1/P-1 for WPSC's commercial paper. A significant decrease in the commercial paper credit ratings could adversely affect the companies by increasing the interest rates at which they can borrow and potentially limiting the availability of funds to the companies through the commercial paper market. A restriction in the companies' ability to use commercial paper borrowing to meet their working capital needs would require them to secure funds through alternate sources resulting in higher interest expense, higher credit line fees, and a potential delay in the availability of funds.

ESI maintains underlying agreements to support its electric and natural gas trading operations. In the event of a deterioration of WPS Resources' credit rating, many of these agreements allow the counterparty to demand additional assurance of payment. This provision could pertain to existing business, new business, or both with the counterparty. The additional assurance requirements could be met with letters of credit, surety bonds, or cash deposits and would likely result in WPS Resources being required to maintain increased bank lines of credit or incur additional expenses, and could restrict the amount of business ESI can conduct.

ESI uses the NYMEX and over-the-counter financial markets to hedge its exposure to physical customer obligations. These hedges are closely correlated to the customer contracts, but price movements on the hedge contracts may require financial backing. Certain movements in price for contracts through the NYMEX exchange require posting of cash deposits equal to the market move. For the over-the-counter market, the underlying contract may allow the counterparty to require additional collateral to cover the net financial differential between the original contract price and the current forward market. Increased requirements related to market price changes usually result in a temporary liquidity need that will unwind as the sales contracts are fulfilled.

Future Capital Requirements and Resources

Contractual Obligations

The following table summarizes the contractual obligations of WPS Resources, including its subsidiaries.

Contractual Obligations As of March 31, 2005 (*Millions*)	Total Amounts Committed	Payments Due By Period			
		Less Than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Long-term debt principal and interest payments	$1,302.7	$ 45.0	$ 118.8	$269.7	$ 869.2
Operating leases	18.5	3.3	4.7	3.8	6.7
Commodity purchase obligations	4,026.4	2,253.8	1,013.5	275.2	483.9
Purchase orders	566.6	366.6	170.5	29.5	-
Capital contributions to equity method investment	170.0	47.3	97.5	25.2	-
Other	407.1	29.2	96.8	31.8	249.3
Total contractual cash obligations	$6,491.3	$2,745.2	$1,501.8	$635.2	$1,609.1

Long-term debt principal and interest payments represent bonds issued, notes issued, and loans made to WPS Resources and its subsidiaries. We record all principal obligations on the balance sheet. Commodity purchase obligations represent mainly commodity purchase contracts of WPS Resources and its subsidiaries. Energy supply contracts at ESI included as part of commodity purchase obligations are generally entered into to meet obligations to deliver energy to customers. WPSC and UPPCO expect to recover the costs of their contracts in future customer rates. Purchase orders include obligations related to normal business operations and large construction obligations, including 100% of Weston 4 obligations even though we expect 30% of these costs to be paid by Dairyland Power Cooperative after certain conditions are met. Capital contributions to equity method investment include our commitment to fund a portion of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line. Other mainly represents expected pension and postretirement funding obligations.

Capital Requirements

WPSC makes large investments in capital assets. Net construction expenditures are expected to be approximately $1.3 billion in the aggregate for the 2005 through 2007 period (upon the closing of the sale of Kewaunee, expenditures would decrease approximately $73.8 million during this period). The largest of these expenditures is for the construction of Weston 4, in which WPSC is expected to incur costs of $519 million between 2005 through 2007, assuming 100% ownership in 2005, and 70% ownership in 2006 and 2007 after the expected purchase of a 30% interest in Weston 4 by Dairyland Power Cooperative.

As part of its regulated utility operations, on September 26, 2003, WPSC submitted an application for a Certificate of Public Convenience and Necessity to the PSCW seeking approval to construct Weston 4, a 500-megawatt coal-fired generation facility near Wausau, Wisconsin. The facility is estimated to cost approximately $770 million (including the acquisition of coal trains). As of March 31, 2005, WPSC has incurred a total cost of $155.7 million related to this project. In addition, WPSC expects to incur additional construction costs through the date the plant goes into service of about $75 million to fund construction of the transmission facilities required to support Weston 4. ATC will reimburse WPSC for the construction costs of the interconnection and related carrying costs when Weston 4 becomes commercially operational which is expected to occur in June 2008.

On October 7, 2004, we received the final PSCW order granting authority to proceed with construction of Weston 4 contingent upon receipt of an air permit. The air permit was issued by the WDNR on October 19, 2004. We believe the air permit is one of the most stringent in the nation, which means that Weston 4 will be one of the cleanest plants of its kind in the United States. Construction began in October 2004. On November 15, 2004, a petition was filed with the WDNR contesting the air permit issued. On December 2, 2004, the WDNR granted the petition and forwarded the matter to the Division of Hearings and Appeals. Construction continues, and a contested case hearing in the matter is expected to be held in early August, 2005.

Other significant anticipated expenditures during this three-year period (2005 through 2007) include:

- mercury and pollution control projects - $188 million
- jointly owned 500-megawatt base-load plant - $65 million
- nuclear fuel - $43 million (if the sale of Kewaunee is not completed)
- corporate services infrastructures - $33 million

Other capital requirements for the three-year period include a potential contribution of $3.3 million to the Kewaunee decommissioning trust fund if the sale of Kewaunee is not completed.

On April 18, 2003, the PSCW approved WPSC's request to transfer its interest in the Wausau, Wisconsin, to Duluth, Minnesota, transmission line to the ATC. WPS Resources committed to fund 50% of total project costs incurred up to $198 million, and receive additional equity in ATC. WPS Resources may terminate funding if the project extends beyond January 1, 2010. On December 19, 2003, WPSC and ATC received approval to continue the project with the new cost estimate of $420.3 million. The updated cost estimate reflects additional costs for the project resulting from time delays, added regulatory requirements, changes and additions to the project at the request of local governments, and ATC overhead costs. Completion of the line is expected in 2008. WPS Resources has the right, but not the obligation, to provide additional funding in excess of $198 million up to its portion of the revised cost estimate. For the period 2005 through 2008, we expect to make capital contributions of approximately $179 million for our portion of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line. The $179 million of capital contributions includes approximately $9 million of contributions made to the ATC in the first quarter of 2005. Our commitment to fund this transmission line could decrease up to 50% if another entity exercises its option to fund a portion of the project.

WPS Resources expects to provide additional capital contributions to ATC of approximately $36 million for the period 2005 through 2007 for other projects.

UPPCO is expected to incur construction expenditures of about $47 million in the aggregate for the period 2005 through 2007, primarily for electric distribution improvements and repairs and safety measures at hydroelectric facilities.

Capital expenditures identified at PDI for 2005 through 2007 are expected to be approximately $5 million.

Capital expenditures identified at ESI for 2005 through 2007 are expected to be approximately $9 million, largely due to the Advantage Energy acquisition and computer equipment related to business expansion and normal technology upgrades.

All projected capital and investment expenditures are subject to periodic review and revision and may vary significantly from the estimates depending on a number of factors, including, but not limited to, industry restructuring, regulatory constraints, acquisition opportunities, market volatility, and economic trends. Other capital expenditures for WPS Resources and its subsidiaries for 2005 through 2007 could be significant depending on its success in pursuing development and acquisition opportunities. When appropriate, WPS Resources may seek nonrecourse financing for a portion of the cost of these acquisitions.

Capital Resources

As of March 31, 2005, both WPS Resources and WPSC were in compliance with all of the covenants under their lines of credit and other debt obligations.

For the period 2005 through 2007, WPS Resources plans to use internally generated funds net of forecasted dividend payments, cash proceeds from pending asset sales, and debt and equity financings to fund capital requirements. WPS Resources plans to maintain current debt to equity ratios at appropriate levels to support current ratings and corporate growth. Management believes WPS Resources has adequate financial flexibility and resources to meet its future needs.

WPS Resources has the ability to issue up to an additional $176.9 million of debt or equity under its currently effective shelf registration statement. WPS Resources filed a new shelf registration statement on April 29, 2005, that will replace the existing shelf and will authorize issuance of up to $450.0 million of debt and equity, which includes the existing $176.9 million. WPSC has the ability to issue up to an additional $375.0 million of debt under its currently effective shelf registration statements. The shelf registrations are subject to the ultimate terms and conditions to be determined prior to the actual issuance of specific securities.

WPS Resources and WPSC have 364-day credit line facilities for $400.0 million and $115.0 million, respectively. The credit lines are used to back 100% of WPS Resources' and WPSC's commercial paper borrowing programs and the majority of letters of credit for WPS Resources and WPSC. As of March 31, 2005, there was a total of $211.8 million and $20.2 million available under WPS Resources' and WPSC's credit lines, respectively.

In 2003, WPS Resources announced the planned sale of Sunbury, and WPSC announced the sale of its portion of Kewaunee. A portion of the proceeds related to the Sunbury sale may be used to retire the non-recourse debt related to the plant. A portion of the proceeds related to the Kewaunee sale will be used to retire debt at WPSC. The remainder of the proceeds from both the Sunbury and Kewaunee sales will be used by WPS Resources for investing activities and general corporate purposes of its subsidiaries, including reducing the amount of outstanding debt. For more information regarding the Kewaunee sale, see the discussion below. For an update on the sale of Sunbury, see Note 4, "Assets Held for Sale," to Condensed Notes to Financial Statements.

Other Future Considerations

Sunbury

WPS Resources made capital contributions of $1.0 million to Sunbury during the first quarter of 2005. In 2004, WPS Resources made capital contributions of $24.5 million to Sunbury (including $7.0 million in the first quarter of 2004). Contributions made in the first quarter of 2005 were necessary to meet certain working capital requirements. In 2004, WPS Resources' Board of Directors granted authorization to contribute up to $32.8 million of capital to Sunbury. At March 31, 2005, $7.3 million of the originally authorized amount remains available for contribution. Operating results for Sunbury are expected to improve in 2005, compared to 2004, primarily due to the expiration of a fixed price outtake contract on December 31, 2004 (this improvement is already apparent through a comparison of the financial results of Sunbury for the first quarter of 2005, compared to the first quarter of 2004). Based upon current cash flow projections for Sunbury, the authorized level of capital available to meet the cash flow needs of Sunbury is sufficient through 2005.

WPS Resources is continuing with its efforts to sell Sunbury and is currently involved in various phases of the sales process with interested parties. FASB Statement No. 144 requires a loss to be recognized if it is determined that the carrying value of Sunbury exceeds its fair value, net of selling expenses. At March 31, 2005, the carrying value of Sunbury was approximately $113 million, and this project carries approximately $66 million of project-financed debt. Based upon consideration of all information available, management determined that no adjustment to the carrying value of Sunbury was required in the first quarter of 2005. Although management cannot project the precise timetable or ultimate outcome, PDI is progressing with the sale process, and anticipates being able to complete the sale of Sunbury in 2005. For an update on the sale of Sunbury, see Note 4, "Assets Held for Sale," to Condensed Notes to Financial Statements.

Kewaunee

In 2003, WPSC entered into a definitive agreement to sell its 59% ownership interest in Kewaunee to a subsidiary of Dominion Resources, Inc. The other joint owner of Kewaunee, Wisconsin Power and Light Company, also agreed to sell its 41% ownership interest in Kewaunee to Dominion. All of the major regulatory approvals related to this transaction have been obtained, including a written approval that was received from the PSCW in April 2005. We do not expect to close on the sale of Kewaunee until it returns to service following the unplanned outage that began in February 2005 (see discussion below).

WPSC estimates that its share of the cash proceeds from the sale will approximate $130 million, subject to various closing adjustments, including any potential adjustments related to the current outage. In addition to the cash proceeds, WPSC will retain ownership of the assets contained in its non-qualified decommissioning trust, one of two funds that were established to cover the eventual decommissioning of Kewaunee. The pre-tax fair value of the non-qualified decommissioning trust's assets at March 31, 2005, was approximately $128 million. Dominion will assume responsibility for the eventual decommissioning of Kewaunee and will receive WPSC's qualified decommissioning trust assets that had a pre-tax fair value of approximately $243 million at March 31, 2005. WPSC has received approval from the PSCW for deferral of the gain or loss resulting from this transaction and related costs. Accordingly, the gain or loss on the sale of the plant assets and the related non-qualified decommissioning trust assets are expected to be returned to or recovered from customers under future rate orders. The major benefits of the sale for WPSC include shifting financial risk from utility customers and shareowners to Dominion, greater certainty of future costs, and the return of decommissioning funds to customers.

On February 20, 2005, Kewaunee was temporarily removed from service after a potential design weakness was identified in its auxiliary feedwater system. Plant engineering staff identified the concern in conjunction with an inspection by the Nuclear Regulatory Commission and the unit was shut down in accordance with the plant license. Modifications are being made to resolve the issue and other issues that arose during the inspection, and it is anticipated that the unit will be back in service at 100% power by the end of May 2005. As approved by the PSCW, WPSC is deferring outage costs associated with incremental fuel, purchased power, and operating and maintenance costs. Under the formula rate mechanism, recovery of costs for our wholesale market-based rate customers generally follows the Wisconsin retail methodology.

Asset Management Strategy

WPS Resources is finalizing its sales strategy for the balance of its identified excess real estate holdings.

Regulatory

For a discussion of regulatory considerations, see Note 16, "Regulatory Environment."

Industry Restructuring

-Ohio-

The Ohio Legislature passed Senate Bill 3 in May 1999 instituting market-based rates, instituting competitive retail electric services, and establishing a market development period that began January 1, 2001, and was to end no later than December 31, 2005. During this market development period, ESI has contracted to be the supplier for approximately 100,000 residential, small commercial, and government facilities in the FirstEnergy service areas under the State of Ohio provisions for Opt-out Electric Aggregation Programs. At the end of the market development period, rates were supposed to be set at a market-based price. However, the Public Utilities Commission of Ohio, recognizing the competitive electric market has not developed as envisioned and fearing rate shock at the end of the market development period, requested the Ohio electric distribution utilities to file rate stabilization plans covering the 2006-2008 time period.

A Rate Stabilization Plan submitted by FirstEnergy would establish electric rates consumers would pay beginning in 2006, if a competitive bid auction ordered by the Public Utilities Commission of Ohio did not produce better benefits. The competitive bid process was conducted on December 8, 2004, and the Public Utilities Commission of Ohio rejected the auction price on the basis that it was inadequate in comparison to the FirstEnergy Rate Stabilization Plan. The Public Utilities Commission of Ohio intends to conduct a similar auction in 2005, believing the economy of the power market will improve, increasing the probability of an acceptable auction price.

Given the auction results, the FirstEnergy Rate Stabilization Plan will be implemented in 2006. ESI participated in recent case developments relative to the price to be paid by customers who return from competitive supply to default service during the Rate Stabilization Plan period. Because the FirstEnergy offering is priced lower than current market power prices, continued service by ESI beyond December 31, 2005, to customers of the existing aggregation programs will be dependent on a decrease in market power prices.

Meanwhile, on September 23, 2004, an Ohio House Bill was introduced, proposing change to the electric restructuring law. The bill proposes to give the Public Utilities Commission of Ohio explicit authority to implement rate stabilization plans, where it has been determined that there is insufficient development of the generation market or lack of effective competition in an electric utility's service area and ensuring against any undue competitive disadvantage between Ohio and regional customers of an electric utility or its affiliates. Recent news releases indicate an increased momentum in the Ohio General Assembly for legislation that would make major changes to Senate Bill 3 in 2005.

The Ohio Senate held meetings during March 2005 in order to hear from all parties involved, as they develop a state-wide energy policy (natural gas and electric). The Senate heard and considered such issues as rolling back Senate Bill 3, pushing ahead with electric deregulation, and the need for rate based utility construction of new power plants in the state. In addition to the electric issues, the Senate also heard about natural gas issues. ESI participated and testified urging the Senate to move forward to implement a competitive environment.

-Michigan-

Under the current Electric Choice program in Michigan, ESI, through its Michigan subsidiary, has established itself as a significant supplier to the industrial and commercial markets. Recently, high wholesale energy prices, coupled with certain tariff changes granted to the regulated utilities in 2004, have significantly lowered the savings customers can obtain from contracting with non-utility suppliers. Because utility offerings are not priced at the current market, rising wholesale prices can make a competitive supply alternative less attractive to customers. Also, the tariff changes enable Michigan utilities to charge a fee to electric customers choosing non-utility suppliers in order to recover certain stranded costs. The high wholesale energy prices and tariff changes have caused a reduction in new business and renewals, decreasing contracted demand levels from a high of approximately 900 megawatts, to a current level of 530 megawatts.

During the first quarter of 2005, the status of Michigan's electric markets has been the subject of hearings in both the Senate and House Energy Committees. However, no new legislation has been proposed to date. The Senate bills that were introduced in 2004 contained provisions that would have substantially harmed the Electric Choice market and returned Michigan to a model of the regulated supply monopoly. If similar legislation is proposed and passed in 2005, it could diminish the benefits of competitive supply for Michigan business customers. The impact on ESI could range from maintaining Michigan business with little or no growth, to an inability to re-contract any business, leading to a possible decision by ESI to exit Michigan's electric market and redirect resources to more vibrant markets. It is not unreasonable to expect changes that will have some level of negative impact on ESI, but it would be unlikely that Michigan customers will lose all of the benefits of competition and revert back to a fully regulated monopoly supply. ESI is actively participating in the legislative and regulatory process in order to protect its interests in Michigan.

-Midwest Independent Transmission System Operator-

WPSC, UPPCO, and ESI are members of the Midwest Independent Transmission System Operator (MISO), which introduced its "Day 2" energy markets on April 1, 2005, when it began centrally dispatching wholesale electricity and transmission service throughout much of the Midwest. This market is intended to create a competitive market for wholesale electricity that better uses the transmission system to access low cost generation. The new market is based on a locational marginal pricing system, which is similar to that used by the successful PJM regional transmission organization. The pricing mechanism expands the existing market from a physical market to also include financial implications and is intended to send price signals to stakeholders where generation or transmission system expansion is needed. This methodology is consistent with and responsive to the FERC direction over the past four years to develop a standard competitive generation market. Based upon the early results of the transition, it does not appear that the new market will have a material impact on the financial results of WPS Resources. WPS Resources will continue to work closely with the MISO and the FERC to ensure that any issues are dealt with such that the impact continues to be minimal. WPSC has been granted approval by the PSCW to defer unanticipated costs related to the new market for its Wisconsin retail customers for recovery in future rates, and unanticipated costs related to WPSC's and UPPCO's Michigan and wholesale customers are also recoverable.

Although the market is running well so far, there are still market issues that must be resolved. MISO "Day 2" has the potential to significantly impact the cost of transmission for eastern Wisconsin and the Upper Peninsula of Michigan system, including WPSC and UPPCO, as well as our marketing affiliates in the MISO footprint, such as ESI. Under this market-based approach where there is abundant transmission capacity, overall costs should be less due to the ability to access cheaper generation from across the MISO footprint. For areas with a shortage of transmission capacity, such as Wisconsin and the Upper Peninsula of Michigan, costs could be higher due to the congestion and marginal losses components. Mechanisms have been deployed to offset these potential increased costs in the first five years of the "Day 2" market. If this system works appropriately, even in the short term with the current transmission congestion, the costs to ESI, excluding the Seams Elimination Charge Adjustment (discussed below), should be similar to the pre-"Day 2" market costs. Any incremental costs to WPSC and UPPCO would be recoverable from our customers under existing tariffs.

WPSC has established an energy market risk policy and a risk management plan to facilitate utilization of financial instruments for managing market risks associated with the "Day 2" energy market. WPSC has asked the PSCW to approve its risk management plan. The PSCW's approval of this plan will allow WPSC to pass the costs and benefits of several specific risk management strategies through the PSCW's fuel rule, deferral and escrow processes.

Seams Elimination Charge Adjustment

ESI has identified an issue that could create financial exposure through March 2006. Through a series of orders issued by FERC, Regional Through and Out Rates for transmission service between the MISO and the PJM Interconnection have been eliminated effective December 1, 2004. The FERC ordered a transitional pricing mechanism called the Seams Elimination Charge Adjustment (SECA) to be put into place on December 1, 2004, through March 31, 2006, which would be paid by load serving entities. The purpose of the SECA is to compensate transmission owners (during the 16-month transition period) for the revenue they would no longer receive due to the elimination of the Regional Through and Out Rates. Because ESI is a load serving entity, it will be billed for SECA charges based on its power imports during 2002 and 2003. Although actual SECA charges have only been calculated for the first 4 months of the 16-month period, total exposure for the 16-month transitional period is estimated to be approximately $13 million for Michigan and $2 million for Ohio.

On February 10, 2005, the FERC issued an order accepting compliance filings implementing the SECA effective December 1, 2004, subject to refund and surcharge, as appropriate, and setting the case in its entirety for a formal hearing. It is anticipated that the case could take a year or more to reach a final decision. In addition, matters related to the justness and reasonableness and other legal challenges to the SECA itself remain pending before FERC on hearing. It is not known when FERC will issue an order on these requests for hearing. ESI has actively participated in the SECA case since its beginning and believes its position has strong merits. On February 28, 2005, ESI filed a motion for a Partial Stay of the February 10, 2005, FERC order, proposing that SECA charges on its Michigan load be postponed until a FERC order approves a decision or settlement in the formal hearing proceeding. The FERC has not yet ruled on this motion. The application and legality of the SECA is being challenged by many other load serving entities, and ESI will continue to pursue all avenues to appeal and/or reduce the SECA obligations. In the interim, the exposure will be managed through customer charges and other available avenues, where feasible. Through existing contracts, ESI has the ability to pass a portion of the SECA charges on to customers and has begun to do so. However, doing so may hinder ESI's competitiveness in the marketplace.

The SECA is also an issue for WPSC and UPPCO, who have intervened in this docket since some of the current proposals could result in unjustifiable higher rates for customers. It is anticipated that most of the SECA charges incurred by WPSC and UPPCO will be recoverable in customer rates.

American Jobs Creation Act of 2004

On October 22, 2004, the President of the United States signed into law the American Jobs Creation Act of 2004 ("2004 Jobs Act"). The 2004 Jobs Act introduces a new tax deduction, the "United States production activities deduction." This domestic production provision allows as a deduction an amount equal to a specified percent of the lesser of the qualified production activities income of the taxpayer for the taxable year or taxable income for the taxable year. The deduction is phased in, providing a deduction of three percent of income through 2006, a six percent deduction through 2009, and a nine percent deduction after 2009. On December 21, 2004, the FASB issued staff position ("FSP") 109-1, effective the same day, on accounting for the effects of the domestic production deduction provisions. The FSP 109-1 said the deduction should be accounted for as a special deduction rather than a tax rate reduction. The FSP 109-1 also said the special deduction should be considered by an enterprise in measuring deferred taxes when graduated tax rates are a significant factor and also in assessing if a valuation allowance is necessary. On December 8, 2004, the PSCW issued an order authorizing WPSC to defer the revenue requirements impacts resulting from the 2004 Jobs Act. The Internal Revenue Service and Department of Treasury issued interim guidance on January 19, 2005, covering the implementation of the domestic production provision of the 2004 Jobs Act. WPSC has recorded the estimated tax impact of this deduction in its financial statements for the quarter ended March 31, 2005. However, pursuant to regulatory treatment, the majority of the tax benefits derived were deferred and will be passed on to customers in future rates.

Section 29 Federal Tax Credits

The Internal Revenue Code provides Section 29 tax credits as an incentive for taxpayers to produce fuels from alternate sources and reduce domestic dependence on imported oil. This incentive is not deemed necessary if the price of oil increases sufficiently to provide a natural market for these fuels. Therefore, the tax credit in a given year begins phasing out if the reference price of oil within that year exceeds a threshold price and is eliminated entirely if the reference price increases to a high enough level. The reference price of a barrel of oil is an estimate of the annual average wellhead price per barrel for domestic crude oil. The threshold price at which the credit begins to phase out was set in 1980 and is adjusted annually for inflation. For 2004, the reference price was $36.75, the threshold price was $51.35, and the credits would have been eliminated had the reference price exceeded $64.47.

Numerous events have recently increased domestic crude oil price, including concerns about terrorism, storm-related supply disruptions, and worldwide demand. Although we do not expect the amount of our 2005 Section 29 tax credits to be adversely affected by oil prices given the current forward price curve for crude oil, we cannot predict with any certainty the future price of a barrel of oil. Therefore, in order to manage exposure to the risk of an increase in oil prices that could reduce the amount of 2005, 2006, and 2007 Section 29 tax credits that could be recognized, PDI entered into a series of derivative contracts covering a specified number of barrels of oil. These derivatives were entered into in March and April 2005 and mitigate approximately 95%, 60%, and 40% of the Section 29 tax credit exposure in 2005, 2006, and 2007, respectively. The derivative contracts involve purchased and written call options that provide for net cash settlement at expiration based on the average New York Mercantile Exchange (NYMEX) trading price of oil in relation to the strike price of each option. Total premiums paid for the options were $17.9 million. The derivative contracts have not been designated as hedging instruments and, as a result, changes in the fair value of the options are recorded currently in earnings.

GUARANTEES AND OFF BALANCE SHEET ARRANGEMENTS - WPS RESOURCES

As part of normal business, WPS Resources and its subsidiaries enter into various guarantees providing financial or performance assurance to third parties on behalf of certain subsidiaries. These guarantees are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended commercial purposes.

The guarantees issued by WPS Resources include inter-company guarantees between parents and their subsidiaries, which are eliminated in consolidation, and guarantees of the subsidiaries' own performance. As such, these guarantees are excluded from the recognition, measurement, and disclosure requirements of FIN No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others."

At March 31, 2005, and December 31, 2004, outstanding guarantees totaled $1,040.9 million and $977.9 million, respectively, as follows:

WPS Resources' Outstanding Guarantees (Millions)	March 31, 2005	December 31, 2004
Guarantees of subsidiary debt	$ 27.2	$ 27.2
Guarantees supporting commodity transactions of subsidiaries	920.0	863.9
Standby letters of credit	87.9	80.9
Surety bonds	0.6	0.6
Other guarantee	5.2	5.3
Total guarantees	$1,040.9	$977.9

WPS Resources' Outstanding Guarantees (Millions) Commitments Expiring	Total Amounts Committed At March 31, 2005	Less Than 1 Year	1 to 3 Years	4 to 5 Years	Over 5 Years
Guarantees of subsidiary debt	$ 27.2	$ -	$ -	$ -	$27.2
Guarantees supporting commodity transactions of subsidiaries	920.0	773.6	110.1	-	36.3
Standby letters of credit	87.9	80.4	7.5	-	-
Surety bonds	0.6	0.6	-	-	-
Other guarantee	5.2	-	-	5.2	-
Total guarantees	$1,040.9	$854.6	$117.6	$5.2	$63.5

At March 31, 2005, WPS Resources had outstanding $27.2 million in corporate guarantees supporting indebtedness. Of that total, $27.0 million supports outstanding debt at one of PDI's subsidiaries. The underlying debt related to these guarantees is reflected on the consolidated balance sheet.

WPS Resources' Board of Directors has authorized management to issue corporate guarantees in the aggregate amount of up to $1.2 billion to support the business operations of ESI and PDI.
WPS Resources primarily issues guarantees for indemnification obligations related to business purchase agreements and to counterparties in the wholesale electric and natural gas marketplace to provide counterparties the assurance that ESI and PDI will perform on their obligations and permit ESI and PDI to operate within these markets. The amount of guarantees actually issued by WPS Resources to support these business operations is dependent on the amount of the outstanding obligation that ESI and PDI has with the parties holding the guarantees at any point in time. At March 31, 2005, WPS Resources provided parental guarantees in the amount of $917.5 million, reflected in the above table, for ESI's and PDI's indemnification obligations including guarantees that received specific authorization from WPS Resources' Board of Directors outside the $1.2 billion authorized amount. At March 31, 2005, the actual amount of obligations to counterparties supported by WPS Resources' parental guarantees was $148.4 million.

Another $2.5 million of corporate guarantees support energy and transmission supply at UPPCO. In February 2005, WPS Resources' Board of Directors authorized management to issue corporate guarantees in the aggregate amount of up to $15.0 million to support the business operations of UPPCO. Corporate guarantees issued in the future under the Board authorized limit may or may not be reflected on WPS Resources' consolidated balance sheet, depending on the nature of the guarantee.

At WPS Resources' request, financial institutions have issued $87.9 million in standby letters of credit for the benefit of third parties that have extended credit to certain subsidiaries. If a subsidiary does not pay amounts when due under a covered contract, the counterparty may present its claim for payment to the financial institution, which will request payment from WPS Resources. Any amounts owed by our subsidiaries are reflected in the consolidated balance sheet.

At March 31, 2005, WPS Resources furnished $0.6 million of surety bonds for various reasons including worker compensation coverage and obtaining various licenses, permits, and rights-of-way. Liabilities incurred as a result of activities covered by surety bonds are included in the consolidated balance sheet.

The other guarantee of $5.2 million listed in the above table was issued by WPSC to indemnify a third party for exposures related to the construction of utility assets. This amount is not reflected on the consolidated balance sheet.

WPS Resources guarantees the potential retrospective premiums that could be addressed under WPS Resources' nuclear insurance program.

MARKET PRICE RISK MANAGEMENT ACTIVITIES - WPS RESOURCES

Market price risk management activities include the electric and natural gas marketing and related risk management activities of ESI. ESI's marketing and trading operations manage power and natural gas procurement as an integrated portfolio with its retail and wholesale sales commitments. Derivative instruments are utilized in these operations. ESI measures the fair value of derivative instruments (including NYMEX exchange and over-the-counter contracts, natural gas options, natural gas and electric power physical fixed price contracts, basis contracts, and related financial instruments) on a mark-to-market basis. The fair value of derivatives is shown as "assets or liabilities from risk management activities" in the consolidated balance sheets.

The offsetting entry to assets or liabilities from risk management activities is to other comprehensive income or earnings, depending on the use of the derivative, how it is designated, and if it qualifies for hedge accounting. The fair values of derivative instruments are adjusted each reporting period using various market sources and risk management systems. The primary input for natural gas pricing is the settled forward price curve of the NYMEX exchange, which includes contracts and options. Basis pricing is derived from published indices and documented broker quotes. ESI bases electric prices on published indices and documented broker quotes. The following table provides an assessment of the factors impacting the change in the net value of ESI's assets and liabilities from risk management activities for the three months ended March 31, 2005.

ESI Mark-to-Market Roll Forward _(Millions)_	Natural Gas	Electric	Total
Fair value of contracts at December 31, 2004	$31.6	$13.7	$45.3
Less - contracts realized or settled during period	14.6	1.6	16.2
Plus - changes in fair value of contracts in existence at March 31, 2005	(20.8)	(0.3)	(21.1)
Fair value of contracts at March 31, 2005	$ (3.8)	$11.8	$ 8.0

The fair value of contracts at December 31, 2004, and March 31, 2005, reflects the values reported on the balance sheet for net mark-to-market current and long-term risk management assets and liabilities as of those dates. Contracts realized or settled during the period includes the value of contracts in existence at December 31, 2004, that were no longer included in the net mark-to-market assets as of March 31, 2005, along with the amortization of those derivatives later designated as normal purchases and sales under SFAS No. 133. Changes in fair value of existing contracts include unrealized gains and losses on contracts that existed at December 31, 2004, and contracts that were entered into subsequent to December 31, 2004, which are included in ESI's portfolio at March 31, 2005. There were, in many cases, offsetting positions entered into and settled during the period resulting in gains or losses being realized during the current period. The realized gains or losses from these offsetting positions are not reflected in the table above.

Market quotes are more readily available for short duration contracts. The table below shows the sources of fair value and maturity of ESI's risk management instruments.

ESI Risk Management Contract Aging at Fair Value As of March 31, 2005	Maturity Less Than	Maturity 1 to 3	Maturity 4 to 5	Maturity in Excess	Total Fair
Source of Fair Value *(Millions)*	1 Year	Years	Years	of 5 Years	Value
Prices actively quoted	$(7.8)	$2.2	$ -	$ -	$(5.6)
Prices provided by external sources	6.4	5.4	-	-	11.8
Prices based on models and other valuation methods	1.7	0.1	-	-	1.8
Total fair value	$ 0.3	$7.7	$ -	$ -	$ 8.0

We derive the pricing for most contracts in the above table from active quotes or external sources. "Prices actively quoted" includes NYMEX contracts and basis swaps. "Prices provided by external sources" includes electric and natural gas contract positions for which pricing information is obtained primarily through broker quotes. "Prices based on models and other valuation methods" includes electric contracts for which reliable external pricing information does not exist.

ESI employs a variety of physical and financial instruments offered in the marketplace to limit risk exposure associated with fluctuating commodity prices and volumes, enhance value, and minimize cash flow volatility. However, the application of SFAS No. 133 and its related hedge accounting rules causes ESI to experience earnings volatility associated with electric and natural gas operations. While risks associated with power generating capacity and power and natural gas sales are economically hedged, certain transactions do not meet the definition of a derivative nor qualify for hedge accounting under generally accepted accounting principles. Consequently, gains and losses from these contracts may not match with the related physical and financial hedging instruments in some reporting periods. The result can cause volatility in ESI's reported period-by-period earnings; however, the financial impact of this timing difference will reverse at the time of physical delivery and/or settlement. The accounting treatment does not impact the underlying cash flows or economics of these transactions. In addition, the natural gas storage cycle can cause earnings volatility. See *Results of Operations - Overview of Nonregulated Operations - ESI's Segment Operations* for information regarding the natural gas storage cycle.

CRITICAL ACCOUNTING POLICIES - WPS RESOURCES

In accordance with the rules proposed by the SEC in May 2002, we reviewed our critical accounting policies for new critical accounting estimates and other significant changes. We found that the disclosures made in our Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004, included in this Current Report on Form 8-K are still current and that there have been no significant changes.

Exhibit 99.8

See Item 8.01 of the accompanying Current Report on Form 8-K for a detailed discussion of the facts surrounding, rationale for and other matters involving the following disclosure.

The following information replaces Exhibit 12.1 previously filed in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 of WPS Resources.

Exhibit 12.1

WPS Resources Corporation
Ratio of Earnings to Fixed Charges

(Millions)	2005 3 Months	2004	2003	2002	2001	2000
EARNINGS						
Income available to common shareholders	$ 65.9	$ 139.7	$ 94.7	$ 109.4	$ 77.6	$ 67.0
Cumulative effect of change in accounting principles	-	-	(3.2)	-	-	-
Federal and state income taxes	18.7	21.7	27.0	24.8	4.8	6.0
Pretax earnings	84.6	161.4	118.5	134.2	82.4	73.0
Loss (income) from less than 50% equity investees	(1.4)	(3.6)	4.2	4.1	(6.5)	-
Distributed earnings of less than 50% equity investees	3.5	11.7	7.5	7.0	3.5	-
Fixed charges	18.0	66.9	69.6	69.4	68.2	63.6
Subtract:						
Preferred dividend requirement	1.3	4.6	5.1	4.9	4.6	4.6
Minority interest	-	3.4	5.6	-	-	-
Total earnings as defined	$ 103.4	$ 228.4	$ 189.1	$ 209.8	$ 143.0	$ 132.0
FIXED CHARGES						
Interest on long-term debt, including related amortization	$ 13.7	$ 54.4	$ 53.8	$ 49.1	$ 45.6	$ 41.7
Other interest	2.6	6.0	5.5	10.2	12.2	11.9
Distributions - preferred securities of subsidiary trust	-	-	3.5	3.5	3.5	3.5
Interest factor applicable to rentals	0.4	1.9	1.7	1.7	2.3	1.9
Preferred dividends (grossed up) (see below)	1.3	4.6	5.1	4.9	4.6	4.6
Total fixed charges	$ 18.0	$ 66.9	$ 69.6	$ 69.4	$ 68.2	$ 63.6
Ratio of earnings to fixed charges	5.8	3.4	2.7	3.0	2.1	2.1
PREFERRED DIVIDEND CALCULATION:						
Preferred dividends	$ 0.8	$ 3.1	$ 3.1	$ 3.1	$ 3.1	$ 3.1
Tax rate *	37.6%	33.3%	38.7%	36.4%	32.9%	33.3%
Preferred dividends (grossed up)	$ 1.3	$ 4.6	$ 5.1	$ 4.9	$ 4.6	$ 4.6

* The tax rate has been adjusted to exclude the impact of tax credits.